
13000556

2012 ANNUAL REPORT


FIRST HORIZON
NATIONAL CORPORATION

CORPORATE OVERVIEW

OUR COMMITMENT

At First Horizon National Corp. we are committed to our customers, our people, our communities and our shareholders. We demonstrate that commitment through financial performance and corporate responsibility. We make investments that benefit our stakeholders because when they prosper, so do we. In 2012 we continued to make progress toward a future of sustained success – a future based on our nearly 150-year history of earning the trust of Tennesseans, on our core businesses of regional banking and capital markets, on the dedication of our 4,500 employees, on our support for the communities we serve and on the confidence of our shareholders. In 2012 we renewed our commitment to build that future.

OUR PEOPLE

We know that a company is only as strong as its people, and by that measure First Horizon is strong indeed. We seek to attract, develop and retain the best people and empower them to serve our customers in exceptional ways. Our employee focus and our distinctive corporate culture – Firstpower – have earned us national recognition as one of the best companies to work for in America. Firstpower is the attitude of embracing candor, change, inclusion and teamwork that each employee brings to the job every day. First Horizon has been recognized for outstanding employment practices by AARP and Working Mother magazines, The Dave Thomas Foundation for Adoption and the National Association for Female Executives.

OUR CORE BUSINESSES

Regional banking: With more than 170 offices in and around Tennessee, First Tennessee Bank has relationships with more than one in four Tennessee households and the leading deposit share in four of the state's five major metropolitan areas. We have been providing financial services in local communities since 1864, and our employees are preparing to celebrate our 150th birthday in 2014. Our focus on consistently offering a distinctive customer experience has resulted in one of the highest customer retention rates of any bank in the country. We take great pride in external recognition of the personal service, advanced technology and helpful employees that set First Tennessee apart. Recent recognition includes 13 Excellence in Banking awards from Greenwich and Associates, putting us in the top 6 percent of more than 750 banks rated by the survey. Our customers continue to help tell our story of differentiated service in our advertisements in newspapers and on television.

Our goal is to be easy to do business with, to be the best at serving customers in all our business lines. We offer a full range of products, convenient locations and hours and the latest advances in mobile banking. We've been recognized by *InformationWeek* magazine as one of the most innovative users of technology. In fact, First Tennessee was the first bank in our markets to offer mobile banking for commercial customers and mobile check deposit to consumers, and our customers have enthusiastically embraced these new ways of doing business. Above all, our knowledgeable employees strive to be proactive and help customers manage their money and make financial decisions for the future. Our wealth management team offers access to the same products available from national brokerage firms delivered by local professionals who care about our communities and customers. That adds up to a distinctive customer experience – our competitive advantage. More information is available at www.FirstTennessee.com or at any of our convenient offices.

Capital markets: Our capital markets business, FTN Financial, is an industry leader in fixed income sales, trading and strategies for institutional clients in the U.S. and abroad. The strength of FTN Financial's platform is its extensive fixed income distribution network of more than 6,000 institutional clients worldwide, including approximately 50 percent of all U.S. banks with portfolios over $100 million. FTN Financial also provides investment services and balance sheet management solutions.

With 19 offices in the U.S. and abroad, FTN Financial provides a broad spectrum of financial services for the investment and banking communities through the integration of traditional capital markets securities activities, loan sales, portfolio advisory services and derivative sales.

In 2012 FTN Financial's performance again demonstrated the strength of our capital markets platform, anchored in our experienced sales and trading resources and deep customer relationships. More information can be found at www.FTNFinancial.com.



OUR COMMUNITIES

As a company and as individuals, we share the hopes of our neighbors for a better place to live and work. In addition to the financial services we provide and the jobs and spending we bring to local economies, we express our corporate citizenship through a volunteer spirit and community investment.

We devote time and energy through our employee volunteer program, which won national recognition with a Financial Services Roundtable Community Service Leadership award. Our volunteers donated more than 37,000 hours of community service in 2012, and we support their efforts through leadership grants and matching gifts programs.

We established the First Tennessee Foundation in 1993 to support nonprofit organizations in the communities we serve. Through this private charitable foundation we invest in a way that engages our employees, responds inclusively to needs and promotes progress and prosperity across Tennessee. Since its inception, the First Tennessee Foundation has donated more than $50 million to meet community needs. We are responsible stewards of our resources, supporting agencies that make the most impact on our communities. More information can be found at www.FirstTennesseeFoundation.com.

We focus our community investment in key areas:

- **Education:** To plant the seeds of success, we give to help educate young people. Our volunteers provide tutoring and other services to students, with a special emphasis on financial literacy. We support Adopt-a-School programs throughout the state.
- **Economic development:** To encourage jobs and growth, we support Chambers of Commerce, regional development initiatives and small business resources.
- **Health and human services:** In 2012 our foundation and employees donated more than $2.3 million to United Way, making us one of the largest supporters in Tennessee. Our executives serve in community-wide leadership roles and our employees volunteer in scores of agencies working to better our communities. To ensure that our employees and neighbors have access to top-quality care, First Tennessee supports healthcare institutions throughout the state.
- **Arts and culture:** Because art plays a vital role in a healthy community, the First Tennessee Foundation is a long-time supporter. Artists, museums, theaters, symphonies and cultural institutions throughout the state receive support.

OUR WORLD

Concern for environmental sustainability is part of the way we do business. We work to be green, and we encourage our employees to do the same at work and at home. In addition to the company's commitment, the First Tennessee Foundation supports green projects across the state such as nature conservancy, bike trails and historic preservation. Examples of our sustainable practices:

- Our recycling program with Cintas Document Management earned us a Document Management Award for saving 5,156 trees, 114,689 gallons of oil and 2,154,800 gallons of water.
- We recycle an average of 10 tons of paper a month.
- Solar panels recently installed at one of our operations centers produce 3400KWH of electricity per month.
- To reduce water consumption we use indigenous plants for landscaping at all new facilities.
- Buildings are designed with a goal of enhancing energy efficiency and sustainability, from window blinds to the heating and cooling systems to motion-sensored lighting and low-volume flush valves and faucets.
- Recycled products are used in carpeting, wallpaper, fabrics and parking abutments.
- At our corporate headquarters air conditioning equipment uses environmentally friendly refrigerant, and we renovated the mechanical equipment to improve air quality and energy efficiency.
- Employees who have a passion for the environment and sustainability meet to discuss green ideas, make recommendations to management and implement approved ideas. The group has a page on the company's Intranet to share creative ways to be green in the workplace and encourage employees to sign a pledge to practice environmentally friendly behaviors.

OUR PURPOSE

We strive to be admired by serving our customers, supporting our people, investing in our communities and rewarding our investors. Carrying on our 149-year tradition, First Horizon National Corp. is building for a bright future.

CHAIRMAN'S LETTER

Dear fellow shareholders:

First Horizon marked another year of progress in 2012. We took significant steps to position our business for the long term. By taking difficult actions and relying on core strengths, First Horizon has weathered the economic storm of the last few years to emerge a stronger and better-positioned company. We controlled what we could control to keep moving ahead.

Actions we took in 2012 cleared the path for future success. Among the milestones:

- We built strong customer trends in a difficult operating environment.
- We achieved our targeted 2013 operating expense annualized run rate in the fourth quarter of 2012, a full year ahead of our original target date.
- We set aside $250 million as a reserve for loss on current and future expected mortgage repurchase requests from government-sponsored enterprises (GSEs), resulting in zero repurchase provision in the second half of 2012.

In short, our people – our greatest asset – executed on an array of tough challenges despite a sluggish economy. I am pleased with the momentum I see in our business, the enthusiasm of our people to serve our customers and build for the future, and the improving trends in our financial results.

STRATEGIC PRIORITIES

We continued to execute on our strategic priorities in 2012. We grew regional bank loans and deposits, improving our balance sheet and business mix. We reduced expenses, achieving near-term productivity and efficiency goals. We made significant progress in winding down the non-strategic segment, reducing the drag on future earnings of our core businesses of regional banking through First Tennessee and capital markets through FTN Financial. We continued to return capital to shareholders, repurchasing $131 million of common stock in 2012. We improved asset quality, with non-performing assets down 20 percent and net charge-offs down 43 percent year over year. We continued to improve risk management governance, processes and culture. Our core businesses remained solid performers. Both have leading market shares in their respective spheres of regional banking and capital markets.

FIRST TENNESSEE

Year over year, First Tennessee's revenues rose 3 percent, driven by a 6 percent increase in net interest income. Average core deposits were up 11 percent in the regional bank, and average loans increased 10 percent, including 12 percent growth in the C&I portfolio. Loan growth in the bank offset the 17 percent decline in the non-strategic portfolio, resulting in a year-over-year increase of 2 percent in consolidated period-end loans.

According to the latest FDIC data, First Tennessee has the No. 1 market share in four out of the five major metro areas where we do business in the state, including West and East Tennessee. In Middle Tennessee, we have grown deposits 55 percent over the last three years, four times the market rate.

Our bankers focused on service to deepen existing customer relationships and build new ones. Their efforts were recognized. First Tennessee won top national and regional customer satisfaction honors in the 2012 Greenwich Excellence Awards for U.S. small business and middle market banking. With 13 awards, we were the top recipient among Tennessee-based banks. A First Tennessee marketing campaign is based on survey findings that 96 percent of our customers would recommend us. That's how we grow business in a tough environment.

FTN FINANCIAL

FTN Financial continued to be a major contributor to fee income and provided significant returns. Fixed income average daily revenue for the group was $1.2 million for 2012. FTN Financial expanded its product offerings in 2012 with a particular focus on the municipal sector, where we added sales and trading resources. A newly formed public finance department will complement our municipal trading and competitive underwriting capabilities. We made other strategic hires in sales and trading as well, further expanding our extensive distribution platform. FTN Financial transacts business with approximately 50 percent of all domestic depository institutions with investment portfolios over $100 million.

EFFICIENCY EFFORTS

We improved productivity and efficiency throughout the year. Our efforts helped improve the bank's revenue-per-FTE (full-time equivalent employee) 9 percent from 2011. We offered a voluntary separation package, which resulted in severance-related charges in the fourth quarter but should translate into $20 million in annual cost savings, part of an additional $50 million in efficiencies we are targeting by the end of 2013. We will continue to identify expense reductions without impacting customer service or revenue.

OUTSIDE FORCES

Other than healthcare, probably no sector feels the force of increased regulation and a slow economy more than the financial services industry. Financial services, banking especially, is a mature business, yet changes in technology and customer preferences, coupled with changing regulation and a weak economy, will drive significant change for the industry over the coming years.

In 2012 the United States and Tennessee continued to experience slow economic growth, which has resulted in no significant reduction in unemployment. Interest rates have remained low, and the Federal Reserve expects that they will remain at historically low levels for an extended period. Low rates are usually good for stimulating borrowing and growth but have an offsetting impact on savers and lenders. For banks, low rates help improve credit quality by making payments more manageable and increase the demand for credit but put significant pressure on net interest income and margins.

The sluggishness of the economic recovery is not the result of any single thing. Europe is still in recession. The U.S. housing recovery has been uneven and slow to gain traction. A great deal of political uncertainty flows from Washington.

The situation in Europe seems to have stabilized some over the past few quarters as the result of major actions to reduce the risk of contagion and buy time. Steps being taken to deal with European fiscal imbalances will likely result in slower growth for the near term at least.

The U.S. housing recovery could be impacted positively or negatively by changing economic trends. In the short term, one of the greater risks to the housing recovery is the mortgage market. Recently issued rules and many more pending rules could adversely impact the availability and cost of mortgage credit to homebuyers and owners.

In my view, the lack of clarity from Washington is far greater than at any time in the past 30 years. Healthcare reform and aggressive financial regulation would create a great deal of uncertainty in any environment, but against a backdrop of significant fiscal imbalances and deficits, higher taxes and reduced government expenditures, the economic recovery appears mired in slow motion.

Implementation of Dodd-Frank continues for us, the industry and our regulators. Rule-making has been arduous due to the complex nature and broad scope of the task. Coupled with changes to industry capital levels under the proposed Basel accords, the rules are likely to have a significant impact on how we and the industry are able to serve customers. Although many of these regulations will erode the profitability and in some cases the availability of some of our products and services, we will adapt.

We can expect more consolidation in the banking industry in the next couple of years because of the economy, regulation, technological changes and excess capacity. Although we do not have to grow through acquisition, mergers and acquisitions with disciplined pricing can be an attractive way to deploy capital and expand in existing or new markets where our business model should be successful.

DOING BUSINESS THE WAY OUR CUSTOMERS PREFER

For a long time, technology has been changing customer behavior and thus our business. The difference today is the rapid pace of change and the fact that technology enables new competitors to encroach on the more financially attractive parts of our business. As our customers embrace new technologies, we see opportunity and respond:

- We were the first bank in our markets to offer mobile banking – for both retail and commercial customers – and mobile remote deposit capture.
- Nearly 15 percent of our customers now use our mobile banking, the quickest adoption of any new banking channel in recent history. We are processing more than 12,000 deposits per month through that delivery channel, equivalent to the work of about six tellers.
- We are adopting social media to communicate with our customers who like to communicate through channels like Twitter, Facebook, LinkedIn and YouTube.
- We are continually enhancing technology so when our customers contact us in any way, every experience is handled optimally.
- The way customers are using our branches is changing, and we're responding. Based on when and how our customers choose to visit our financial centers, we have adjusted branch hours and consolidated locations, which has reduced the size of our financial center network by 16 percent since 2008.

- We've upgraded branch technology with new teller, loan and contact management systems to make it easier for our employees to provide a differentiated experience. We are experimenting with new tools in branches such as iPads and video screens in our drive-through lanes, and we are utilizing image-enabled ATMs.
- We're creating our "bank of the future" to continue evolving to meet our customers' needs. We have developed a smaller prototype for new branches that will enable us to serve new markets and meet customer needs with enhanced technology in a smaller facility. And we will soon introduce a concierge center concept with "universal bankers," who can meet all of our customers' needs in a financial center, from teller transactions to product information, sales and service.

IMPROVING PROFITABILITY

Managing capital to generate returns is the key to our strategy to create value for our shareholders. Growth is important to us, but we intend to grow only with attractive returns on the capital required to support that growth. Our profitability measurement systems are aligned with the "bonefish," our outline of strategic goals. In 2012 we improved our financial analytical tools to give greater clarity to our drivers of value creation. As we manage our company in this slow-growth, very competitive environment, we will continue to focus on where we create value today and opportunities to create value in the future. Aligning our strategies, financial measurement and incentives should propel our performance over the long term.

MOVING AHEAD

The turbulent economic waters left in the wake of the Great Recession are not likely to recede in 2013, but we believe First Horizon will continue to make headway. We have changed our company to focus on our strengths and position us for long-term success. We have responded to external forces beyond our control by looking inward to streamline operations, upgrade technology and become easier to do business with. We looked outward to provide customers with a differentiated experience. And we look forward with a goal of consistent, long-term profitability.

None of this success could be possible without the hard work and skill of the 4,500 employees at First Horizon. It is a privilege to work with such talented, dedicated people, and I thank them for their efforts every day to serve our customers.

We appreciate our customers. If we continue to provide value, they will continue to choose us. Thank you for allowing us to serve you.

We take our responsibility as corporate citizens seriously. That's reflected in the way we support our communities. Our roots in Tennessee go back nearly 150 years, and we are working to sustain that legacy of trust and service.

We thank our shareholders for their investment in our company. We will continue to work to reward them with sustained returns. At First Horizon, we will continue to work to reward employees, customers and shareholders for their belief in us.

Sincerely,



D. Bryan Jordan
Chairman of the Board, President and CEO
March 1, 2013

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FINANCIAL INFORMATION AND DISCUSSION

TABLE OF CONTENTS

SELECTED FINANCIAL AND OPERATING DATA

(Dollars in millions except per share data)	**2012**	2011	2010	2009	2008
Income/(loss) from continuing operations	**$ (16.4)**	$ 134.0	$ 72.9	$ (235.2)	$ (172.6)
Income/(loss) from discontinued operations, net of tax	**0.1**	8.6	(11.3)	(23.2)	(5.4)
Net income/(loss)	**(16.3)**	142.6	61.6	(258.4)	(178.0)
Income/(loss) available to common shareholders	**(27.8)**	131.2	(57.8)	(329.4)	(199.4)
Common Stock Data					
Earnings/(loss) per common share from continuing operations	**$ (0.11)**	$ 0.47	$ (0.20)	$ (1.31)	$ (0.94)
Earnings/(loss) per common share	**(0.11)**	0.50	(0.25)	(1.41)	(0.96)
Diluted earnings/(loss) per common share from continuing operations	**(0.11)**	0.47	(0.20)	(1.31)	(0.94)
Diluted earnings/(loss) per common share	**(0.11)**	0.50	(0.25)	(1.41)	(0.96)
Cash dividends declared per common share	**0.04**	0.04	-	-	0.33
Book value per common share	**9.09**	9.28	9.05	9.35	10.63
Closing price of common stock per share:					
High	**10.89**	12.53	14.83	13.68	18.42
Low	**7.55**	5.63	9.24	6.52	4.20
Year-end	**9.91**	8.00	11.78	12.60	9.24
Cash dividends per common share/year-end closing price	**0.4%**	0.5%	N/A	N/A	3.6%
Cash dividends per common share/diluted earnings per common share	**(36.4)%**	8.0%	N/A	N/A	NM
Compound stock dividend rate declared per share	**N/A**	N/A	6.3601%	7.5320%	4.9547%
Price/earnings ratio	**NM**	16.0x	NM	NM	NM
Market capitalization	**$ 2,414.1**	$ 2,059.7	$ 3,102.5	$ 2,974.5	$ 2,169.8
Average shares (thousands)	**248,349**	260,574	235,699	234,431	206,681
Average diluted shares (thousands)	**248,349**	262,861	235,699	234,431	206,681
Period-end shares outstanding (thousands)	**243,598**	257,468	263,366	236,098	234,784
Volume of shares traded (thousands)	**1,221,242**	1,049,982	1,009,113	1,256,124	1,658,045
Selected Average Balances					
Total assets	**$ 25,068.7**	$ 24,733.6	$ 25,677.4	$ 28,147.8	$ 34,422.7
Total assets – divestiture	**-**	-	-	-	182.3
Total loans, net of unearned income	**16,205.4**	16,056.8	17,131.8	19,579.3	21,660.7
Total loans held-for-sale – divestiture	**-**	-	-	-	110.4
Securities available-for-sale	**3,145.5**	3,182.9	2,650.9	2,852.1	2,964.0
Earning assets	**22,224.8**	21,959.1	22,960.2	25,373.8	30,426.2
Total deposits	**16,212.0**	15,527.0	15,204.3	14,556.2	14,920.9
Total deposits – divestiture	**-**	-	-	-	48.8
Total term borrowings	**2,326.8**	2,582.6	2,915.1	3,506.9	6,108.6
Common equity	**2,312.6**	2,409.9	2,211.6	2,365.6	2,534.1
Total equity	**2,607.8**	2,705.1	3,292.0	3,452.1	2,930.6
Selected Period-End Balances					
Total assets	**$ 25,520.1**	$ 24,789.4	$ 24,699.0	$ 26,068.7	$ 31,022.0
Total loans, net of unearned income	**16,708.6**	16,397.1	16,782.6	18,123.9	21,278.2
Securities available-for-sale	**3,061.8**	3,066.3	3,031.9	2,694.5	3,125.2
Earning assets	**22,424.8**	21,762.0	21,901.7	22,962.9	26,895.9
Total deposits	**16,629.7**	16,213.0	15,208.2	14,867.2	14,241.8
Total term borrowings	**2,226.5**	2,481.7	3,228.1	2,891.1	4,767.7
Common equity	**2,214.0**	2,389.5	2,382.8	2,208.6	2,496.8
Total equity	**2,509.2**	2,684.6	2,678.0	3,302.5	3,574.6
Selected Ratios					
Return on average common equity (a)	**(1.20)%**	5.45%	(2.61)%	(13.93)%	(7.87)%
Return on average assets (b)	**(0.07)**	0.58	0.24	(0.92)	(0.52)
Net interest margin (c) (d)	**3.13**	3.22	3.20	3.06	2.95
Allowance for loan and lease losses to loans	**1.66**	2.34	3.96	4.95	3.99
Net charge-offs to average loans	**1.14**	2.02	3.07	4.25	2.64
Total period-end equity to period-end assets	**9.83**	10.83	10.84	12.67	11.52
Tangible common equity to tangible assets (d)	**8.11**	9.05	8.93	7.75	7.34

N/A - not applicable
NM - not meaningful
See accompanying notes to consolidated financial statements.
(a) Calculated using net income/(loss) available to common shareholders divided by average common equity.
(b) Calculated using net income divided by average assets.
(c) Net interest margin is computed using total net interest income adjusted for fully taxable equivalent ("FTE").
(d) Represents a non-GAAP measure. Refer to Table 29 for the non-GAAP to GAAP reconciliation.

FIRST HORIZON NATIONAL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL INFORMATION

First Horizon National Corporation ("FHN") began as a community bank chartered in 1864 and as of December 31, 2012, was one of the 30 largest publicly traded banking organizations in the United States in terms of asset size.

The corporation's two major brands – First Tennessee and FTN Financial – provide customers with a broad range of products and services. First Tennessee provides retail and commercial banking services throughout Tennessee and is the largest bank headquartered in the state. FTN Financial ("FTNF") is an industry leader in fixed income sales, trading, and strategies for institutional clients in the U.S. and abroad.

FHN is composed of the following operating segments:

- Regional banking offers financial products and services including traditional lending and deposit-taking to retail and commercial customers in Tennessee and surrounding markets. Regional banking provides investments, financial planning, trust services and asset management, credit card and cash management. Additionally, the regional banking segment includes correspondent banking which provides credit, depository, and other banking related service to other financial institutions.

- Capital markets provides financial services for depository and non-depository institutions through the sale and distribution of fixed income securities, loan sales, portfolio advisory services, and derivative sales.

- Corporate consists of unallocated corporate income/expenses including gains and losses from the extinguishment of debt, expense on subordinated debt issuances, bank-owned life insurance ("BOLI"), unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, tax credit investment activities, and certain charges related to restructuring, repositioning, and efficiency initiatives.

- Non-strategic includes exited businesses (including Msaver, FHI and Highland) and wind-down national consumer lending activities, other discontinued products, loan portfolios, and service lines, and certain charges related to restructuring, repositioning, and efficiency initiatives.

For the purpose of this management's discussion and analysis ("MD&A"), earning assets have been expressed as averages, unless otherwise noted, and loans have been disclosed net of unearned income. The following financial discussion should be read with the accompanying audited Consolidated Financial Statements and Notes.

Non-GAAP Measures

Certain ratios are included in the narrative and tables in MD&A that are non-GAAP, meaning they are not presented in accordance with generally accepted accounting principles ("GAAP") in the U.S. FHN's management believes such measures are relevant to understanding the capital position and results of the company. The non-GAAP ratios presented in this filing are the net interest margin using net interest income adjusted for fully taxable equivalent ("FTE"), tangible common equity to tangible assets, adjusted tangible common equity to risk weighted assets, and the tier 1 common capital ratio. These measures are reported to FHN's management and board of directors through various internal reports. Additionally, disclosure of the non-GAAP capital ratios provide a meaningful base for comparability to other financial institutions as these ratios have become an important measure of the capital strength of banks as demonstrated by their use by banking regulators in reviewing capital adequacy of financial institutions. Non-GAAP measures are not formally defined by GAAP or codified in the federal banking regulations, and other entities may use calculation methods that differ from those used by FHN. Tier 1 Capital is a regulatory term and is generally defined as the sum of core capital (including common equity and instruments that

cannot be redeemed at the option of the holder) adjusted for certain items under risk-based capital regulations. Risk-weighted assets is a regulatory term which includes total assets adjusted for credit risk and is used to determine regulatory capital ratios. Refer to Table 29 for a reconciliation of non-GAAP to GAAP measures and presentation of the most comparable GAAP items.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements with respect to FHN's beliefs, plans, goals, expectations, and estimates. Forward-looking statements are statements that are not a representation of historical information but rather are related to future operations, strategies, financial results, or other developments. The words "believe," "expect," "anticipate," "intend," "estimate," "should," "is likely," "will," "going forward," and other expressions that indicate future events and trends identify forward-looking statements. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond FHN's control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among other important factors, global, general and local economic and business conditions, including economic recession or depression; the level and length of deterioration in the residential housing and commercial real estate markets; potential requirements for FHN to repurchase previously sold or securitized mortgages or securities based on such mortgages; potential claims relating to the foreclosure process; expectations of and actual timing and amount of interest rate movements, including the slope of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, regulatory, and legislative responses to any or all of these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; natural disasters; effectiveness and cost-efficiency of FHN's hedging practices; technological changes; fraud, theft, or other incursions through conventional, electronic, or other means; demand for FHN's product offerings; new products and services in the industries in which FHN operates; and critical accounting estimates. Other factors are those inherent in originating, selling, servicing, and holding loans and loan-based assets, including prepayment risks, pricing concessions, fluctuation in U.S. housing and other real estate prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the Securities and Exchange Commission ("SEC"), the Financial Accounting Standards Board ("FASB"), the Office of the Comptroller of the Currency ("OCC"), the Board of Governors of the Federal Reserve System ("Federal Reserve"), the Federal Deposit Insurance Corporation ("FDIC"), Financial Industry Regulatory Authority ("FINRA"), the Consumer Financial Protection Bureau ("Bureau"), the Financial Stability Oversight Council ("Council"), and other regulators and agencies; regulatory, administrative, and judicial proceedings and changes in laws and regulations applicable to FHN; and FHN's success in executing its business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ, perhaps materially, from those contemplated by the forward-looking statements. FHN assumes no obligation to update or revise, whether as a result of new information, future events, or otherwise, any forward-looking statements that are made in this Annual Report or otherwise from time to time. Actual results could differ and expectations could change, possibly materially, because of one or more factors, including those presented in this Forward-Looking Statements section, in other sections of this MD&A, in Item 1A of FHN's 2012 Annual Report on Form 10-K, and in documents incorporated into this Annual Report.

FINANCIAL SUMMARY – 2012 COMPARED TO 2011

In 2012, FHN reported a net loss available to common shareholders of $27.8 million or $.11 loss per diluted share compared to net income of $131.2 million or $.50 per diluted share in 2011. FHN's loss in 2012 was largely driven by a significant increase in the mortgage repurchase provision and a decline in revenue, partially offset by a decrease in the provision for loan losses. Total revenue declined in 2012 due to a decline in net interest income, mortgage banking income, net securities gains, and capital markets income. The economic environment, regulatory reform, and strategic initiatives continued to directly and significantly impact reported earnings in both 2012 and 2011.

FHN executed on strategic initiatives during 2012 which were mainly focused on reducing costs throughout the organization and continuing to mitigate risks from legacy businesses. Significant new information obtained by FHN in 2012 from a government-sponsored enterprise ("GSE") led FHN to take a $250.0 million pre-tax charge in the second quarter of 2012 to increase the mortgage repurchase liability to cover losses on pending and projected mortgage repurchase requests with respect to the Federal National Mortgage Association ("FNMA", "Fannie Mae", or "Fannie") and the Federal Home Loan Mortgage Corporation ("FHLMC", "Freddie Mac" or "Freddie"). FHN did not recognize any additional repurchase provision in the second half of 2012. As part of FHN's focus on efficiency and cost-reduction throughout the organization, FHN launched a voluntary separation program ("VSP") in 2012, and in 2011 FHN sold non-strategic businesses including Msaver, FHI, and Highland, resulting in after tax gains of $9.9 million. As a result, FHN recognized net pre-tax charges of $24.9 million and $26.9 million related to restructuring, repositioning, and efficiency initiatives in 2012 and 2011, respectively. Such charges are expected to benefit expenses in future periods. Generally, most expense categories declined in 2012 relative to 2011 consistent with the continued wind-down of non-strategic businesses and focus on cost reductions throughout FHN.

Capital remained strong during 2012. FHN continued returning capital to shareholders during 2012 through quarterly cash dividends and through an increase in the share repurchase program first initiated in fourth quarter 2011. Shares repurchased under this program approximated $131 million in 2012 compared to $44 million in 2011.

The regulatory and legal environment has been challenging for the industry. The Dodd-Frank and Wall Street Reform and Consumer Protection Act of 2010 ("Reform Act"), specifically the Durbin Amendment, resulted in a decline in revenues in both 2011 and 2012. In 2012, FHN continued to see a reduction in debit interchange fee income due to the full-year impact of the Durbin Amendment. In response, FHN has modified product and fee structures in order to lessen the impact on revenue.

FHN remained well-positioned and was able to respond positively to the challenging operating environment in 2012. The U.S. economy was affected by a historically weak housing market, unemployment that remains elevated and uncertainty concerning global economic conditions and the domestic political environment. In this challenging operating environment, there is strong competition among financial institutions for limited loan demand from creditworthy borrowers as interest rates are still at historical lows. However, FHN grew both period-end loans and deposits within the regional bank, offsetting the runoff of the non-strategic loan portfolios and strengthening the balance sheet. Additionally, the unique business model, extensive distribution network and strong sales and trading force of FHN's capital markets business allowed it to successfully manage through periods of market volatility. Capital markets' results remained strong in 2012 with fixed income average daily revenue of $1.2 million compared to $1.3 million in 2011.

Because of the slow economic recovery, the Federal Reserve held interest rates at historically low levels during 2012, pressuring the net interest margin ("NIM"). The net interest margin was 3.13 percent in 2012 compared to 3.22 percent in 2011. The net interest margin decreased in 2012 as lower rates on interest bearing deposits within the bank were more than offset by declining yields on the investment portfolio, lower yielding commercial and bank installment loans, and run-off of the non-strategic loan portfolio. Net interest income ("NII") declined in 2012 primarily attributable to run-off of the non-strategic loan portfolio and a lower yielding securities portfolio, which more than outpaced loan growth within the bank and declining rates on interest bearing deposits.

Overall FHN continued to see improvement in asset quality during 2012, but at a slower pace than 2011, despite negative effects on asset quality metrics from regulatory focus on risks associated with loans secured by residential real estate in 2012. Balances of higher risk non-strategic loans continue to decline and had a reduced impact on asset quality metrics in 2012. In 2012 changes in accounting and reporting of current second lien loans behind first liens with performance issues and residential real estate loans in which the borrower has been discharged in bankruptcy ("discharged bankruptcies") led to increased loan loss provisioning and charge-offs and resulted in additions to non-performing loans ("NPL") and troubled debt restructurings ("TDRs"). However, management's proactive approach to managing asset quality combined with borrowers adapting to the current operating environment and a modestly improved economic environment resulted in a $107.4 million decrease in the allowance for loan losses in 2012. Additionally, non-performing assets and net charge-offs declined 20 percent and 43 percent, respectively, year-over-year.

Return on average common equity and return on average assets for 2012 were negative 1.20 percent and negative .07 percent, respectively, compared to positive 5.45 percent and .58 percent in 2011. The tangible common equity to tangible assets ratio declined to 8.11 percent in 2012 from 9.05 percent in 2011. Total capital and Tier 1 ratios were 15.94 percent and 13.10 percent, respectively on December 31, 2012, compared to 17.99 percent and 14.23 percent in 2011. Total assets were $25.5 billion in 2012, a 3 percent increase from $24.8 billion in 2011. Total equity was $2.5 billion as of December 31, 2012 compared to $2.7 billion as of December 31, 2011.

BUSINESS LINE REVIEW

Regional Banking

Pre-tax income within the regional banking segment was $284.0 million during 2012, compared to $325.3 million in 2011. The decline in pre-tax income was primarily driven by a reduction in the provision credit for loan losses in 2012 and lower fee income, partially offset by an increase in net interest income. Expenses increased slightly in 2012 from 2011.

Total revenue in 2012 was $850.7 million, a 3 percent increase from $828.7 million in 2011. NII increased 6 percent or $36.1 million to $598.0 million in 2012. The increase in NII was largely attributable to an increase in commercial balances, primarily loans to mortgage companies, and an increase in consumer real estate installment loans from a year ago. Additionally, improved deposit pricing favorably affected funding costs and NII relative to 2011. Regional banking recognized a provision credit of $.9 million in 2012 compared to $61.5 million in 2011. Provision in 2012 reflects a slower rate of improvement relative to 2011 and a 10 percent increase in total loans within the bank from a year ago.

Noninterest income declined 5 percent or $14.1 million in 2012 to $252.7 million. Total service charges on deposits declined $13.6 million to $119.8 million in 2012 and ATM interchange fees declined $3.2 million to $10.5 million in 2012 primarily driven by lower interchange income due to the full-year impact of the Durbin Amendment which became effective in fourth quarter 2011. Non-sufficient funds ("NSF")/Overdraft fees declined 5 percent to $50.2 million in 2012 due to a decrease in the number of checking accounts coupled with changes in consumer spending behavior. Revenue in 2012 includes $3.4 million in gains related to the sale of bank branches.

Noninterest expense was $567.6 million in 2012 compared to $564.9 million in the prior year. Personnel-related costs increased during 2012 in large part associated with higher allocated pension-related costs, but were partially mitigated by headcount reductions from a year ago. The provision for unfunded commitments, which varies based on the risk profiles of FHN's borrowers and the level of unfunded commitments, increased $4.1 million in 2012. Computer software expense increased $2.7 million to $17.1 million in 2012 as the company continues to focus on technology-related investments. Nearly all other categories of expenses declined from a year ago because of FHN's continued focus on cost reductions throughout the organization.

Capital Markets

Pre-tax income in the capital markets segment increased from $57.0 million in 2011 to $92.0 million in 2012, primarily due to prior year expenses associated with the settlement of a litigation matter and related legal fees. Total revenue during 2012 decreased to $355.3 million from $377.8 million in 2011 as fixed income sales revenue was $308.0 million in 2012 compared to $329.7 million in 2011. Fixed income average daily revenue was $1.2 million during 2012 compared to $1.3 million in 2011 reflecting less favorable market conditions in 2012. Other product revenue increased to $27.0 million from $26.0 million in 2011. Noninterest expense was $263.3 million in 2012 compared to $320.8 million in 2011. The decrease is primarily due to a $36.7 million litigation settlement expense and associated legal and professional fees incurred in 2011 as well as lower variable compensation expenses as a result of lower fixed income revenues in 2012.

Corporate

The pre-tax loss for the corporate segment increased to $97.8 million in 2012 from $42.3 million in 2011, primarily due to a decline in noninterest income associated with securities gains recognized in 2011. Net interest income declined $17.1 million in 2012 primarily due to a lower-yielding securities portfolio.

Noninterest income (excluding securities gains) was $26.7 million in 2012 and $33.2 million in 2011. The decline in noninterest income is largely due to gains of $5.8 million associated with the extinguishment of debt and $7.4 million of interest income associated with tax refunds recognized in 2011. These decreases were partially offset by a $5.0 million increase in deferred compensation income due to improved market conditions in 2012 relative to 2011 and $1.0 million of interest associated with tax refunds recognized in 2012.

Securities gains were $.3 million in 2012 and $36.1 million in 2011. In 2011, FHN recognized a gain of $35.1 million due to the sale of a portion of FHN's Visa, Inc. Class B Shares.

Noninterest expense declined 4 percent, or $3.9 million to $101.3 million in 2012. In 2012, FHN recognized a $1.8 million charge to increase the derivative liability associated with prior sales of Visa shares. In 2011, net Visa related charges were $6.1 million including a $3.3 million expense reversal associated with the contingent liability established for certain Visa legal matters and a $9.4 million charge to increase the derivative liability associated with prior sales of Visa, Inc. shares related to an expected decline in the conversion ratio. A decline in restructuring and repositioning activities from 2011 also contributed to the decline in noninterest expense. In 2011, FHN recorded a $9.0 million charge to cancel a technology services-related contract, partially offset by a $7.2 million increase in severance-related costs associated with efficiency initiatives within corporate and bank services functions. These decreases were partially offset by a $6.2 million increase in deferred compensation expense, which is directionally consistent with the increase in deferred compensation income described above.

Non-Strategic

The non-strategic segment's pre-tax loss was $379.9 million in 2012 compared to $190.2 million in 2011 due to an increase in expenses and a decline in revenue, which more than offset a decline in loan loss provisioning.

Total revenue in 2012 was $150.5 million compared to $217.4 million in 2011 with net interest income declining to $93.9 million in 2012 from $123.3 million in the prior year. The decline in net interest income is primarily due to an 18 percent reduction in average loans from 2011. The provision for loan losses decreased $26.6 million to $78.9 million in 2012 due to continued stabilization and runoff of the non-strategic portfolios. In 2012, the loan loss provision included approximately $23 million associated with discharged bankruptcies which is largely attributable to the consumer real estate portfolio. In 2011, the loan loss provision included $29.8 million attributable to the sale of $188 million in unpaid principal balance ("UPB") of nonperforming permanent mortgages.

Noninterest income (including securities gains/losses) declined to $56.6 million in 2012 from $94.1 million in 2011 due to a decline in mortgage banking income. The change in mortgage banking income was attributable to a $23.3 million decline in net hedging results and an $11.2 million decrease in servicing fees, partially offset by lower negative mortgage warehouse valuation adjustments in 2012. The decrease in net hedging results is attributable to more narrow spreads between mortgage and swap rates in 2012 relative to 2011. Servicing fees continue to decline consistent with the reduction in the size of the mortgage servicing portfolio. Noninterest income in 2012 included a $2.3 million gain associated with the settlement of a legal matter and net securities gains of $.4 million inclusive of a $5.1 million gain on the sale of a venture capital investment and a $4.7 million negative valuation adjustment related to a venture capital investment.

Noninterest expense increased to $451.5 million in 2012 from $302.1 million in 2011. The increase in expense from the prior year is primarily due to a $139.7 million increase in the repurchase and foreclosure provision due to a change in estimate of FHN's repurchase obligations for alleged breaches of representations and warranties related to mortgage loans sold to Fannie and Freddie and a $30.8 million increase in loss accruals related to legal matters in 2012. Additionally, contract employment and outsourcing costs increased $3.2 million in 2012 to $33.8 million as FHN recognized elevated subservicing fees since the transfer to a new loan subservicer in third quarter 2011. These increases were partially offset by a $7.7 million decline in losses on foreclosed property due to stabilization of property values and lower balances from a year ago. Generally, most other expense categories continued to decline given the continued wind-down of the legacy businesses.

INCOME STATEMENT REVIEW – 2012 COMPARED TO 2011

Total consolidated revenue decreased 9 percent to $1.4 billion in 2012 from $1.5 billion in 2011 primarily due to a decline in mortgage banking income, a decline in net securities gains, and lower fixed income sales revenue within capital markets.

NET INTEREST INCOME

Net interest income declined to $688.7 million in 2012 from $700.8 million in 2011. The decline in net interest income was primarily attributable to run-off of the non-strategic loan portfolio and a lower yielding securities portfolio and was somewhat mitigated by higher loan volume and declining rates on interest bearing deposits. Average earning assets increased 1 percent to $22.2 billion as loan growth within the regional bank more than offset the run-off in the non-strategic portfolios. For purposes of computing yields and the net interest margin, FHN adjusts net interest income to reflect tax exempt income on an equivalent pre-tax basis which provides comparability of net interest income arising from both taxable and tax-exempt sources.

The consolidated net interest margin decreased to 3.13 percent in 2012 from 3.22 percent in 2011. The net interest spread declined 6 basis points to 2.97 percent in 2012 from 3.03 percent in 2011 and the impact of free funding decreased to 16 basis points from 19 basis points. The decline in net interest margin was primarily a result of lower reinvestment rates on investments and fixed rate loan products partially offset by lower rates on interest bearing deposits.

The activity levels and related funding for FHN's capital markets activities affect the net interest margin. Capital markets' activities tend to compress the margin, especially when there are elevated levels of trading inventory, because of the strategy to reduce market risk by economically hedging a portion of its inventory on the balance sheet. As a result, FHN's consolidated margin cannot be readily compared to that of other bank holding companies. Table 1 details the computation of the net interest margin for FHN for the last three years.

Table 1 – Net Interest Margin

	2012	2011	2010
Assets:			
Earning assets:			
Loans, net of unearned income:			
Commercial loans	**3.86%**	3.88%	3.82%
Retail loans	**4.28**	4.38	4.38
Total loans, net of unearned income	**4.04**	4.11	4.09
Loans held for sale	**3.58**	4.23	4.06
Investment securities:			
U.S. treasuries	**0.30**	0.59	0.68
U.S. government agencies	**3.10**	3.75	4.56
States and municipalities	**1.17**	2.85	1.40
Other	**4.30**	4.19	3.72
Total investment securities	**3.13**	3.72	4.32
Capital markets securities inventory	**2.67**	3.33	3.82
Mortgage banking trading securities	**10.62**	9.97	9.75
Other earning assets:			
Federal funds sold and securities purchased under agreements to resell (a)	**0.08**	(0.02)	0.09
Interest bearing cash	**0.22**	.20	.24
Total other earning assets	**0.14**	0.07	0.18
Interest income / total earning assets	**3.63%**	3.82%	3.85%
Liabilities:			
Interest-bearing liabilities:			
Interest-bearing deposits:			
Savings	**0.31%**	0.42%	0.57%
Other interest-bearing deposits	**0.17**	0.22	0.29
Time deposits	**1.93**	2.29	2.42
Total interest-bearing core deposits	**0.43**	0.60	0.77
Certificates of deposit $100,000 and more	**1.37**	1.82	2.25
Federal funds purchased and securities sold under agreements to repurchase	**0.24**	0.23	0.24
Capital markets trading liabilities	**1.77**	2.45	3.30
Other short-term borrowings	**0.15**	0.29	0.56
Term borrowings	**1.69**	1.49	1.10
Interest expense / total interest-bearing liabilities	**0.66**	0.79	0.87
Net interest spread	**2.97%**	3.03%	2.98%
Effect of interest-free sources used to fund earning assets	**0.16**	0.19	0.22
Net interest margin (b)	**3.13%**	3.22%	3.20%

(a) 2011 driven by negative market rates on reverse repurchase agreements.
(b) Calculated using total net interest income adjusted for FTE. Refer to the Non-GAAP to GAAP reconciliation - Table 29.

FHN's net interest margin is expected to decline from the current level in 2013 as FHN expects interest rates to remain at historically low levels which will result in continued pressure on reinvestment yields in the loan and securities portfolios.

Table 2 – Analysis of Changes in Net Interest Income

(Fully taxable equivalent ("FTE")) *(Dollars in thousands)*	**2012 Compared to 2011 Increase / (Decrease) Due to (a)**			2011 Compared to 2010 Increase / (Decrease) Due to (a)		
	Rate (b)	**Volume (b)**	**Total**	Rate (b)	Volume (b)	Total
Interest income – FTE:						
Loans	**$(11,809)**	**$ 6,666**	**$ (5,143)**	$ 4,604	$(44,904)	$(40,300)
Loans held-for-sale	**(2,635)**	**1,632**	**(1,003)**	768	(3,626)	(2,858)
Investment securities:						
U.S. treasury	**(138)**	**(76)**	**(214)**	(61)	(96)	(157)
U.S. government agencies	**(18,755)**	**(654)**	**(19,409)**	(20,346)	24,449	4,103
States and municipalities	**(313)**	**(96)**	**(409)**	405	(366)	39
Other	**245**	**(8)**	**237**	1,121	(1,296)	(175)
Total investment securities	**(18,435)**	**(1,360)**	**(19,795)**	(17,281)	21,091	3,810
Capital markets securities inventory	**(8,225)**	**1,490**	**(6,735)**	(5,726)	3,910	(1,816)
Mortgage banking trading securities	**183**	**(950)**	**(767)**	97	(1,421)	(1,324)
Other earning assets:						
Federal funds sold and securities purchased under agreements to resell	**562**	**4**	**566**	(682)	36	(646)
Interest-bearing deposits with other financial institutions	**96**	**218**	**314**	(377)	(1,053)	(1,430)
Total other earning assets	**819**	**61**	**880**	(1,390)	(686)	(2,076)
Total change in interest income – earning assets – FTE	**(43,064)**	**10,501**	**$(32,563)**	(6,300)	(38,264)	$(44,564)
Interest expense:						
Interest-bearing deposits:						
Savings	**$ (7,288)**	**$ 69**	**$ (7,219)**	$ (8,855)	$ 4,510	$ (4,345)
Time deposits	**(4,300)**	**(3,709)**	**(8,009)**	(1,965)	(7,362)	(9,327)
Other interest-bearing deposits	**(1,562)**	**1,211**	**(351)**	(1,821)	(778)	(2,599)
Total interest-bearing core deposits	**(18,172)**	**2,593**	**(15,579)**	(18,313)	2,042	(16,271)
Certificates of deposit $100,000 and more	**(2,606)**	**1,100**	**(1,506)**	(2,363)	(826)	(3,189)
Federal funds purchased and securities sold under agreements to repurchase	**178**	**(539)**	**(361)**	(110)	(1,055)	(1,165)
Capital markets trading liabilities	**(4,028)**	**(480)**	**(4,508)**	(5,030)	1,899	(3,131)
Other short-term borrowings	**(538)**	**347**	**(191)**	(723)	290	(433)
Term borrowings	**4,816**	**(3,990)**	**826**	10,345	(3,999)	6,346
Total change in interest expense – interest-bearing liabilities	**(22,635)**	**1,316**	**$(21,319)**	(14,142)	(3,701)	$(17,843)
Net interest income – FTE			**$(11,244)**			$(26,721)

(a) The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.

(b) Variances are computed on a line-by-line basis and are non-additive.

NONINTEREST INCOME

Noninterest income was 49 percent of total revenue in 2012 compared to 53 percent in 2011 as total noninterest income decreased to $671.3 million in 2012 from $786.0 million in 2011. The decrease primarily resulted from declines in mortgage banking income, net securities gains, capital markets fixed income sales revenue, and deposit fee income. FHN's noninterest income for the last three years is provided in Table 3. The following discussion provides additional information about various line items reported in the following table.

Table 3 – Noninterest Income

(Dollars in thousands)	2012	2011	2010	Compound Annual Growth Rates 12/11	12/10
Noninterest income:					
Capital markets	**$334,912**	$355,291	$424,034	(6)%	(11)%
Deposit transactions and cash management	**120,168**	134,055	143,176	(10)%	(8)%
Mortgage banking	**51,890**	90,586	167,364	(43)%	(44)%
Brokerage, management fees and commissions	**34,934**	32,964	27,862	6%	12%
Trust services and investment management	**24,319**	24,952	25,674	(3)%	(3)%
Insurance commissions	**3,148**	3,591	3,640	(12)%	(7)%
Debt securities gains/(losses), net	**328**	772	374	(58)%	(6)%
Equity securities gains/(losses), net	**365**	35,392	10,548	(99)%	(81)%
Gain on divestitures	**200**	-	-	NM	NM
All other income and commissions:					
Bankcard income (credit card)	**22,384**	22,388	19,761	*	6%
Bank-owned life insurance	**18,805**	19,615	25,898	(4)%	(15)%
Other service charges	**12,935**	12,182	10,368	6%	12%
ATM interchange fees	**10,528**	13,690	14,169	(23)%	(14)%
Electronic banking fees	**6,537**	6,225	7,111	5%	(4)%
Letter of credit fees	**5,158**	6,282	6,493	(18)%	(11)%
Deferred compensation (a)	**4,461**	(517)	3,621	NM	11%
Gains on extinguishment of debt	**-**	5,761	17,060	NM	NM
Other	**20,257**	22,782	25,572	(11)%	(11)%
Total all other income and commissions	**101,065**	108,408	130,053	(7)%	(12)%
Total noninterest income	**$671,329**	$786,011	$932,725	(15)%	(15)%

NM – not meaningful
* Amount is less than one percent
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Deferred compensation market value adjustments are mirrored by adjustments to employee compensation, incentives and benefits expense.

Capital Markets Noninterest Income

The major component of capital markets income is generated from the purchase and sale of fixed income securities as both principal and agent. Other revenues consist of fees from loan sales, portfolio advisory, and derivative sales. Securities inventory positions are generally procured for distribution to customers by the sales staff. Capital markets noninterest income decreased to $334.9 million in 2012 from $355.3 million in 2011. Revenue from fixed income sales decreased from $329.7 million in 2011 to $308.0 million in 2012 reflecting less favorable market conditions in 2012. Revenue from other products increased to $26.9 million in 2012 from $25.6 million in 2011.

Table 4 – Capital Markets Noninterest Income

(Dollars in thousands)	2012	2011	2010	Compound Annual Growth Rates 12/11	12/10
Noninterest income:					
Fixed income	**$307,972**	$329,665	$392,445	(7)%	(11)%
Other product revenue	**26,940**	25,626	31,589	5%	(8)%
Total capital markets noninterest income	**$334,912**	$ 355,291	$424,034	(6)%	(11)%

Certain previously reported amounts have been reclassified to agree with current presentation.

Mortgage Banking Noninterest Income

Mortgage banking income decreased to $51.9 million in 2012 from $90.6 million in 2011. Mortgage banking income is comprised of servicing income related to legacy mortgage banking operations, fair value adjustments to the mortgage warehouse, and fees from mortgage origination activity in the regional banking footprint.

Servicing income, which includes fees for servicing mortgage loans, changes due to the value of servicing assets, results of hedging servicing assets, and the negative impact of runoff on the value of MSR, is the largest component of mortgage banking income. Total servicing income was $52.6 million in 2012 compared to $89.4 million in 2011. Servicing fees were $58.9 million in 2012, an $11.2 million decrease from 2011 and is consistent with the mortgage servicing portfolio decline. Positive net hedging results decreased to $17.5 million in 2012 from $40.8 million in 2011 reflecting more narrow spreads between mortgage and swap rates in 2012. The negative impact attributable to runoff was $23.8 million in 2012 compared to $21.5 million in 2011 due to increased prepayments in 2012. The mortgage warehouse valuation included $3.1 million of net negative fair value adjustments in 2012 compared to $6.3 million in 2011. Elevated levels of modifications within loans HFS negatively impacted the fair value of the mortgage warehouse in 2012.

Table 5 – Mortgage Banking Noninterest Income

	2012	2011	2010	Compound Annual Growth Rates 12/11	12/10
Noninterest income *(thousands)*:					
Origination income	**$ 4,734**	$ 6,908	$ 17,270	(31)%	(48)%
Mortgage warehouse valuation	**(3,053)**	(6,315)	(2,477)	52%	(11)%
Servicing income/(expense):					
Servicing fees	**58,931**	70,174	92,124	(16)%	(20)%
Change in MSR value - runoff	**(23,804)**	(21,542)	(34,966)	11%	(17)%
Net hedging results	**17,481**	40,807	93,855	(57)%	(57)%
Total servicing income	**52,608**	89,439	151,013	(41)%	(41)%
Other	**(2,399)**	554	1,558	NM	NM
Total mortgage banking noninterest income	**$ 51,890**	$ 90,586	$167,364	(43)%	(44)%
Mortgage banking statistics *(millions)*:					
Refinance originations	**$ 181**	$ 235	$ 669	(23)%	(48)%
Home-purchase originations	**32**	50	180	(36)%	(58)%
Mortgage loan originations	**$ 213**	$ 285	$ 849	(25)%	(50)%
Servicing portfolio – owned (first lien mortgage loans) (a)	**$ 16,487**	$ 21,077	$ 25,809	(22)%	(20)%

NM - not meaningful

(a) Excludes foreclosed assets.

Deposit Transactions and Cash Management
Deposit transactions includes services related to retail and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients. Deposit transactions and cash management income declined $13.9 million to $120.2 million in 2012 primarily due to the full-year negative impact on interchange income from the Durbin Amendment which became effective in fourth quarter 2011. A decline in the number of checking accounts coupled with changes in consumer spending behavior also contributed to the decline.

Trust Services and Investment Management
Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services and are primarily influenced by equity and fixed income market activity. In 2012, noninterest income from trust service and investment management declined slightly to $24.3 million compared to $25.0 million in 2011.

Brokerage, Management Fees and Commissions
Brokerage, management fees and commissions include fees for portfolio management, trade commissions, and annuity and mutual fund sales. Noninterest income from brokerage and management fees increased from $33.0 million in 2011 to $34.9 million in 2012, primarily associated with an increase in asset management fees due to FHN's success in increasing the number of customers and assets under management in 2012.

Insurance Commissions
Insurance commissions are derived from the sale of insurance products, including acting as an independent agent to provide, life, long-term care, and disability insurance. Noninterest income from insurance commissions declined from $3.6 million in 2011 to $3.1 million in 2012.

Securities Gains/Losses
Net securities gains were $.7 million in 2012 compared to $36.2 million in 2011. FHN sold portions of its Visa, Inc. Class B shares which resulted in gains of $35.1 million during 2011. In 2012, FHN recognized a net gain of $.4 million related to venture capital investments as a gain on sale of $5.1 million was partially offset by a $4.7 million negative fair value adjustment.

All Other Noninterest Income and Commissions
All other income includes bankcard fees, revenue from bank owned life insurance ("BOLI"), revenue related to deferred compensation plans (which are principally offset by a related item in noninterest expense), other service charges, gains from the repurchase of bank debt, and various other fees.

All other income and commissions decreased to $101.1 million in 2012 from $108.4 million in 2011. ATM interchange fees declined $3.2 million from 2011 largely due to the implementation of the Durbin Amendment in fourth quarter 2011 and BOLI income decreased $.8 million as a result of lower policy benefits received during 2012. Additionally, in 2011 FHN recognized $5.8 million of gains on the repurchase of bank debt. These decreases were partially offset by a $5.0 million increase in deferred compensation income resulting from more favorable market conditions in 2012 relative to 2011. All other income decreased $2.5 million to $20.3 million in 2012. Significant transactions in 2012 include gains of $3.4 million related to the sale of bank branches and a $2.3 million gain related to the settlement of a legal matter. FHN recognized interest related to tax refunds of $1.0 million in 2012 compared to $7.4 million in 2011.

NONINTEREST EXPENSE
Total noninterest expense increased 7 percent or $90.7 million to $1.4 billion in 2012. Table 6 provides noninterest expense detail by category for the last three years with growth rates.

The increase in noninterest expense in 2012 was due in large part to a significant increase in the repurchase and foreclosure provision. The repurchase and foreclosure provision increased to $299.3 million in 2012 from $159.6 million in 2011 driven by a $250.0 million charge in second quarter 2012 reflecting a change in estimate of FHN's repurchase obligations for alleged breaches of representations and warranties related to mortgage loans sold to Fannie and Freddie. In third and fourth quarter 2012, an analysis of the repurchase liability was performed which concluded that the remaining portion of the liability established in second quarter was sufficient to cover estimated probable repurchase losses, and no additional provisioning was recorded during the second half of 2012. See discussion of FHN's repurchase obligations within the Repurchase Obligations, Off-Balance Sheet Arrangements, and Other Contractual Obligations section of MD&A and Note 18 - Contingencies and Other Disclosures for additional details.

Employee compensation, incentives, and benefits (personnel expense), the largest component of noninterest expense, increased $30.6 million to $640.9 million in 2012. The increase in personnel expense is primarily the result of a $23.9 million increase in pension-related costs, a $7.2 million increase in severance-related costs associated with restructuring, repositioning, and efficiency initiatives, and a $6.1 million increase in deferred compensation expense. It is expected that in 2013, pension costs should decline relative to 2012 due to the freeze of the pension plan. The amortization term for actuarial gains and losses will change from the estimated average remaining service period of active employees to the estimated average remaining life expectancy of the remaining participants effective January 1, 2013. The increase in personnel expense was partially offset by a decline in capital markets variable compensation expense. Computer software expense increased $5.4 million in 2012 as the company continues to focus on technology-related investments and efficiencies.

Legal and professional fees decreased from $69.6 million in 2011 to $38.8 million in 2012 primarily driven by legal fees associated with litigation matters and costs associated with consulting projects in the prior year. Expenses associated with foreclosed assets declined to $11.0 million in 2012 from $22.1 million in 2011 due to lower property preservation costs consistent with the decline in the balance of foreclosed real estate and stabilization of the housing market, as well as a decline in negative valuation adjustments. Noninterest expense was also favorably impacted by a decline in operations services, occupancy, and nearly all other categories of noninterest expense as a result of FHN's continued cost reductions throughout the organization and wind-down of non-strategic businesses.

Total other expense decreased $19.4 million to $142.6 million in 2012. Charges associated with restructuring, repositioning, and efficiency initiatives declined $9.3 million in 2012 driven by a $9.0 million charge associated with the termination of a technology related services contract in 2011. Expenses associated with litigation and regulatory matters declined $8.0 million to $33.3 million in 2012 due to legal matters in the prior year. In 2012 other expenses included a $1.8 million increase in derivative liabilities associated with prior sales of Visa, Inc. Class B shares compared to a $9.4 million charge in the prior year. Expense in 2011 also included a $3.3 million reversal of the Visa contingent liability for legal matters. Other insurance and taxes declined $3.0 million to $10.7 million in 2012, largely driven by a $1.8 million favorable franchise tax adjustment recorded in 2012. Additionally, 2012 included a $1.8 million gain related to clean-up calls for first lien securitizations. These decreases were offset by a $4.5 million increase in the provision for unfunded commitments, $2.8 million related to the write-off on unrecoverable servicing advances, and a $1.5 million impairment charge related to tax credit investments in 2012. Generally, all other expense categories were relatively flat or declined in 2012 given FHN's continued focus on cost reductions and efficiency throughout the organization.

Table 6 – Noninterest Expense

(Dollars in thousands)	2012	2011	2010	Compound Annual Growth Rates 12/11	12/10
Noninterest expense:					
Employee compensation, incentives and benefits	**$ 640,857**	$ 610,225	$ 672,007	5%	(2)%
Repurchase and foreclosure provision (a)	**299,256**	159,590	189,830	88%	26%
Occupancy	**49,027**	53,613	57,725	(9)%	(8)%
Contract employment and outsourcing	**41,198**	41,896	28,480	(2)%	20%
Computer software	**40,018**	34,656	30,356	15%	15%
Legal and professional fees	**38,750**	69,643	61,856	(44)%	(21)%
Operations services	**35,429**	50,347	59,148	(30)%	(23)%
Equipment rentals, depreciation, and maintenance	**31,246**	32,914	28,387	(5)%	5%
FDIC premium expense	**27,968**	28,302	37,138	(1)%	(13)%
Communications and courier	**18,318**	19,100	22,132	(4)%	(9)%
Foreclosed real estate	**11,041**	22,076	24,944	(50)%	(33)%
Miscellaneous loan costs	**4,126**	4,664	12,363	(12)%	(42)%
Amortization of intangible assets	**3,910**	4,016	4,149	(3)%	(3)%
All other expense:					
Litigation and regulatory matters	**33,313**	41,279	2,398	(19)%	NM
Tax credit investments	**18,655**	20,356	22,229	(8)%	(8)%
Advertising and public relations	**17,439**	16,884	22,840	3%	(13)%
Other insurance and taxes	**10,734**	13,721	11,523	(22)%	(3)%
Travel and entertainment	**8,366**	8,324	9,800	1%	(8)%
Customer relations	**4,578**	4,908	6,994	(7)%	(19)%
Employee training and dues	**4,525**	4,770	4,634	(5)%	(1)%
Supplies	**3,752**	3,800	4,519	(1)%	(9)%
Bank examinations costs	**3,231**	4,500	4,578	(28)%	(16)%
Loan insurance expense (b)	**2,355**	2,907	(686)	(19)%	NM
Fed service fees	**999**	1,435	2,610	(30)%	(38)%
Other	**34,610**	39,069	21,856	(11)%	26%
Total all other expense	**142,557**	161,953	113,295	(12)%	12%
Total noninterest expense	**$1,383,701**	$1,292,995	$1,341,810	7%	2%

NM – not meaningful

(a) 2012 increase reflects a change in estimate of FHN's repurchase obligations for alleged breaches of reps and warranties related to mortgage loans sold to Fannie and Freddie recorded in second quarter 2012. There was no repurchase and foreclosure provision expense recorded in the second half of 2012.

(b) 2010 includes the cancellation of an HLTV insurance contract and return of $3.8 million of premiums.

PROVISION FOR LOAN LOSSES

The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the ALLL at a sufficient level reflecting management's estimate of probable incurred losses in the loan portfolio. Analytical models based on loss experience subject to qualitative adjustment to reflect current events, trends, and conditions (including economic considerations and trends) are used by management to determine the amount of provision to be recognized and to assess the adequacy of the ALLL. The provision for loan losses was $78.0 million in 2012 compared to $44.0 million in 2011. In 2012, FHN experienced continued overall improvement in the loan portfolio which resulted in a 38 percent decline in the allowance for loan losses and a 43 percent decline in net charge offs. In 2012, FHN recognized approximately $23 million of incremental loan loss provisioning related to charging down discharged bankruptcies to net realizable value. The provision expense in 2011 included approximately $36 million of losses associated with dispositions of nonperforming loans. See the Asset Quality section of MD&A for additional information.

INCOME TAXES

A comparison of the effective tax rate from 2012 to 2011 is not meaningful since pre-tax income was not consistent between the years. In 2012 and 2011, there were several items which positively affected the effective tax rate. Tax credits reduced tax expense by $18.1 million and $23.5 million, non-taxable income from life insurance reduced tax expense by $7.4 million and $6.8 million, and other changes in unrecognized tax benefits reduced tax expense by $9.0 million and $3.9 million in 2012 and 2011, respectively. Additionally, a subsidiary liquidation reduced tax expense by $6.7 million in 2012.

A deferred tax asset ("DTA") or deferred tax liability ("DTL") is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. As of December 31, 2012, FHN's gross DTA (net of a valuation allowance) and gross DTL were $430.3 million and $169.0 million, respectively, resulting in a net DTA of $261.3 million at December 31, 2012, compared with $165.8 million at December 31, 2011.

In order to support the recognition of the DTA, FHN's management must conclude that the realization of the DTA is more likely than not. FHN evaluates the likelihood of realization of the DTA based on both positive and negative evidence available at the time, including (as appropriate) scheduled reversals of DTLs, projected future taxable income, tax planning strategies, and recent financial operations. Realization is dependent on generating sufficient taxable income prior to the expiration of the carryforwards attributable to the DTA. In projecting future taxable income, FHN incorporates assumptions including the amount of future state and federal pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates used to manage the underlying business.

As of December 31, 2012, FHN had federal income tax net operating loss ("NOL") and tax credit carryforwards and state income tax NOL carryforwards, which will expire in varying amounts between 2029 and 2032 and federal capital loss carryforwards, which will expire in 2017. FHN established a valuation allowance of $12.6 million against its state NOL carryfowards and $57.1 million against its capital loss carryforwards as of December 31, 2012, compared to a valuation allowance of $6.7 million against its state NOL carryforwards as of December 31, 2011. FHN's DTA after valuation allowance was $430.3 million and $339.3 million as of December 31, 2012 and 2011, respectively. Based on current analysis, FHN believes that its ability to realize the remaining DTA is more likely than not. FHN monitors its DTA and the need for a valuation allowance on a quarterly basis. A significant adverse change in FHN's taxable earnings outlook could result in the need for further valuation allowances. Additionally, there has been discussion by both major U.S. political parties that tax reform is needed. Enactment of rate reductions under tax reform could result in an impairment of the net DTA.

The total balance of unrecognized tax benefits on December 31, 2012, was $17.6 million compared with $33.0 million as of the end of 2011. On December 31, 2012 there were no tax positions included in the balance of unrecognized tax benefits for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. To the extent such unrecognized tax benefits as of December 31, 2012 are subsequently recognized, approximately $11.4 million of tax benefits would impact tax expense and FHN's effective tax rate.

FHN's ASC 740 policy is to recognize accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. Interest accrued as of December 31, 2012 was $4.5 million compared to $6.6 million in 2011. The total amount of interest and penalties recognized in the Consolidated Statements of Income during 2012 was a benefit of $1.4 million.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable states where it conducts business operations, FHN either files consolidated, combined, or separate returns. With few exceptions, FHN is no longer subject to U.S. federal or state and local tax examinations by tax authorities for years before 2008. All proposed adjustments with respect to examinations of federal returns filed for 2009 and prior years have been settled. FHN is currently under audit in several states.

See also Note 16 - Income Taxes for additional information.

DISCONTINUED OPERATIONS

The results of operations, net of tax, for Msaver, FHI, and Highland are classified as discontinued operations on the Consolidated Statements of Income for all periods presented. Income from discontinued operations was $.1 million in 2012 compared to $8.6 million in 2011. Income from discontinued operations in 2011 included a $9.9 million after-tax gain on the divestitures of Msaver, FHI, and Highland.

STATEMENT OF CONDITION REVIEW—2012 COMPARED TO 2011

Total period-end assets were $25.5 billion at December 31, 2012, compared to $24.8 billion at December 31, 2011. Average assets increased to $25.1 billion in 2012 from $24.7 billion in 2011. The change in average balance is largely attributable to an increase in loans, net of the allowance for loan losses.

EARNING ASSETS

Earning assets consist of loans, loans HFS, investment securities, and other earning assets. Earning assets averaged $22.2 billion and $22.0 billion in 2012 and 2011, respectively. A more detailed discussion of the major line items follows.

Loans

Period-end loans increased 2 percent to $16.7 billion in 2012 from $16.4 billion in 2011 as loan growth within the regional bank outpaced the continued run-off of the non-strategic portfolios. Average loans increased to $16.2 billion in 2012 compared to $16.1 billion in 2011.

Table 7 – Average Loans

(Dollars in thousands)	**2012**	**Percent of Total**	**2012 Growth Rate**	2011	Percent of Total	2011 Growth Rate	2010	Percent of Total	2010 Growth Rate
Commercial:									
Commercial, financial, and industrial	**$ 7,994,102**	**49%**	**12%**	$ 7,152,477	45%	3%	$ 6,922,090	40%	(6)%
Commercial real estate:									
Income CRE	**1,217,392**	**7**	**(10)**	1,346,074	8	(15)	1,585,579	9	(18)
Residential CRE	**89,609**	**1**	**(53)**	192,395	1	(57)	451,852	3	(53)
Total commercial	**9,301,103**	**57**	**7**	8,690,946	54	(3)	8,959,521	52	(12)
Retail:									
Consumer real estate	**5,355,540**	**33**	**(1)**	5,406,937	34	(9)	5,942,643	35	(19)
Permanent mortgage	**772,439**	**5**	**(20)**	967,316	6	(5)	1,019,272	6	(7)
Credit card, OTC and other	**280,197**	**2**	**(5)**	295,402	2	(21)	375,241	2	(58)
Restricted real estate loans and secured borrowings (a) (b)	**496,124**	**3**	**(29)**	696,217	4	(17)	835,121	5	N/A
Total retail	**6,904,300**	**43**	**(6)**	7,365,872	46	(10)	8,172,277	48	(13)
Total loans, net of unearned	**$16,205,403**	**100%**	**1%**	$16,056,818	100%	(6)%	$17,131,798	100%	(13)%

N/A – not applicable

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) 2012, 2011 and 2010 include $473.5 million, $649.6 million, and $776.0 million of consumer real estate loans and $22.6 million, $46.6 million, and $59.1 million of permanent mortgage loans, respectively.

(b) Prior to 2010, amount was reported in consumer real estate and hence there is no growth rate in 2010.

C&I loans are the largest component of the commercial portfolio comprising 86 percent of total commercial loans in 2012 compared to 82 percent in 2011. The increase in average C&I loans was primarily driven by growth in loans to mortgage companies and corporate lending. Commercial real estate loans declined $.2 billion in 2012 to $1.3 billion as the commercial real estate market remains soft and the non-strategic components continue to wind down.

Total retail loans declined 6 percent, or $461.6 million, to $6.9 billion in 2012. The permanent mortgage portfolio declined $194.9 million to $772.4 million in 2012 as the effect on balances of the NPL loan sale in third quarter 2011 and runoff were partially mitigated by loans added to this portfolio due to the exercise of clean-up calls related to off-balance sheet securitization trusts in second quarter 2011 and third quarter 2012. The consumer real estate portfolio (home equity lines and installment loans) declined $51.4 million, to $5.4 billion as continued wind-down of portfolios within the non-strategic segment outpaced growth in real estate installment loans due to new originations within the regional banking footprint and the increase related to the reclassification of previously restricted loans into consumer real estate as a result of cleanup calls exercised by FHN associated with securitization trusts in the first and second quarters of 2012. Restricted real estate loans and secured borrowings include loans consolidated due to the adoption of amendments to ASC 810 and securitized loans that did not qualify for sale treatment per GAAP. This portfolio segment declined $200.1 million since 2011 due to natural runoff and the impact of cleanup calls exercised by FHN related to 3 of the home equity lines ("HELOC") securitization trusts and one second lien trust resulting in deconsolidation of the trusts in the first and second quarters of 2012. The loans were then reclassified from the "restricted" line item to the consumer real estate line.

Table 8 – Contractual Maturities of Commercial Loans on December 31, 2012

(Period-end) (Dollars in thousands)	Within 1 Year	After 1 Year Within 5 Years	After 5 Years	Total
Commercial, financial, and industrial	$4,329,595	$3,290,739	$1,176,622	$8,796,956
Commercial real estate (a)	437,162	638,061	93,012	1,168,235
Total commercial loans, net of unearned income	$4,766,757	$3,928,800	$1,269,634	$9,965,191
For maturities over one year:				
Interest rates – floating		$2,938,359	$ 701,489	$3,639,848
Interest rates – fixed		990,441	568,145	1,558,586
Total maturities over one year		$3,928,800	$1,269,634	$5,198,434

(a) Includes income CRE and residential CRE.

Because of various factors, the contractual maturities of consumer loans are not indicative of the actual lives of such loans. A significant component of FHN's loan portfolio consists of consumer real estate loans—a majority of which are home equity lines of credit and home equity installment loans. Typical home equity lines originated by FHN are variable rate 5/15 or 10/10 lines. In a 5/15 line, a borrower may draw on the loan for 5 years and pay interest only during that period ("the draw period"), and for the next 15 years the customer pays principal and interest and may no longer draw on that line. A 10/10 loan has a 10 year draw period followed by a 10-year principal-and-interest period. Therefore, the contractual maturity for 5/15 and 10/10 home equity lines is 20 years. Numerous factors can contribute to the actual life of a home equity line or installment loan as the prepayment rates for these portfolios typically do not trend consistent with contractual maturities. In normalized market conditions, the average life of home equity line and installment loan portfolios is significantly less than the contractual period as indicated by historical trends. More recent, indicators suggest that the average life of these portfolios could be longer when compared to that observed in normalized market conditions. This could be attributed to the limited availability of new credit in the marketplace, historically weak performance of the housing market, and a historically low interest rate environment. However, the actual average life of home equity lines and loans is difficult to predict and changes in any of these factors could result in changes in projections of average lives.

Investment Securities

FHN's investment portfolio consists principally of debt securities including government agency issued mortgage-backed securities ("MBS") and government agency issued collateralized mortgage obligations ("CMO"), all of which are classified as available-for-sale ("AFS"). FHN utilizes the securities portfolio as a source of income, liquidity and collateral for repurchase agreements for public funds, and as a tool for managing risk of interest rate movements. Table 9 shows information pertaining to the composition, yields, and contractual maturities of the investment securities portfolio. Investment securities averaged $3.1 billion in 2012 compared to $3.2 billion in 2011 and represented 14 percent of earning assets in both 2012 and 2011. Average investment securities declined as maturities and sales more than offset investment securities purchases since 2011. The amount of securities purchased for the investment portfolio is largely driven by the desire to maximize yield on FHN's excess liquidity without negatively affecting future yields while operating in this historically low interest rate environment.

Government agency issued MBS and CMO, and other agencies averaged $2.9 billion in 2012 and 2011. U.S. treasury securities and municipal bonds averaged $60.1 million in 2012 compared to $79.5 million in 2011. Investments in equity securities averaged $222.0 million in 2012 compared with $222.3 million in 2011. A majority of these balances include restricted investments in the Federal Home Loan Bank ("FHLB") and FRB stock which averaged over $190 million during 2012 and 2011. On December 31, 2012, total investment securities had $90.4 million of net unrealized gains that resulted in an increase in book equity of $55.2 million, net of $35.2 million of deferred income taxes. See Note 3 – Investment Securities for additional detail.

Table 9 – Contractual Maturities of Investment Securities on December 31, 2012 (Amortized Cost)

(Period-end)	Within 1 Year		After 1 Year Within 5 Years		After 5 Years Within 10 Years		After 10 Years	
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities available for sale								
Government agency issued MBS and CMO (a)	$ -	-%	$ -	-%	$972	5.43%	$2,694,655	2.82%
U.S. treasuries	39,997	0.09	-	-	-	-	-	-
Other U.S. government agencies	-	-	3,504	5.57	-	-	-	-
State and municipalities (b)	-	-	1,500	-	-	-	13,755	0.55
Other (c)	510	4.97	-	-	-	-	216,489	5.15
Total	$40,507	0.15%	$5,004	3.90%	$972	5.43%	$2,924,899	2.98%

(a) Represents government agency-issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early pay downs, have estimated average life of 3.6 years.
(b) Weighted average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis.
(c) The amount classified as maturing after 10 years represents equity securities with no stated maturity.

Loans Held-for-Sale ("HFS")

Loans HFS consists of the mortgage warehouse (primarily repurchased loans), student, small business, and home equity loans. The average balance of loans HFS increased $40.6 million from 2011 and averaged $416.6 million in 2012. The increase in average loans was primarily attributable to a larger mortgage warehouse from repurchase activity. The mortgage warehouse, which consists of mortgage loans repurchased pursuant to requests from investors (primarily GSEs), mortgage loans remaining from the legacy mortgage banking business, and loans originated within the regional banking footprint awaiting transfer to the secondary market, averaged $340.6 million in 2012 compared to $310.2 million in 2011, and comprised 82 percent of loans HFS in 2012.

Other Earning Assets

All other earning assets include trading securities, securities purchased under agreements to resell, federal funds sold ("FFS"), and interest-bearing deposits with the Federal Reserve Bank ("FRB") and other financial institutions. All other earning assets averaged $2.5 billion in 2012 compared to $2.3 billion in 2011. The increase is primarily attributable to a $103.2 million increase in interest bearing cash and a $45.6 million increase in capital markets securities inventory. As of December 31, 2012, other earning assets were $2.3 billion compared to $1.9 billion at the end of 2011. The increase in period end balance primarily relates to an increase in FFS and trading securities, which fluctuate daily based on customer demand.

Core Deposits

Average core deposits increased 4 percent, or $620.0 million from 2011, to $15.6 billion in 2012. The increase in core deposits reflected growth due to the sustained low interest rate environment as deposit rates remain relatively competitive with other comparable investment products combined with the attractiveness of FDIC coverage on deposits which, under the Transaction Account Guarantee ("TAG") program, was unlimited through the end of 2012 for non-interest bearing accounts. Some of this growth was diminished as a result of the transfer of escrow balances in conjunction with the transition of the mortgage servicing portfolio to the new subservicer in third

quarter 2011. In fourth quarter 2011, FHN transferred $174.3 million in certain deposits associated with the sale of Msaver which were included in Non-interest bearing deposits on the Consolidated Statements of Condition.

Short-Term Funds

Short-term funds (certificates of deposit greater than $100,000, federal funds purchased ("FFP"), securities sold under agreements to repurchase, trading liabilities, and other short-term borrowings) averaged $3.6 billion in 2012 and 2011. Average FFP, which currently is composed primarily of funds from correspondent banks, and securities sold under repurchase agreements was $1.9 billion in 2012 compared to $2.2 billion in 2011. FFP fluctuates depending on the amount of excess funding of correspondents and also the impact of FHN's excess Fed deposits. The average balance of securities sold under agreements to repurchase declined $179.3 million to $380.9 million in 2012 given the low rates currently paid on these products combined with the ability to receive FDIC insurance coverage on business checking accounts. Certificates of deposit ("CDs") greater than $100,000 increased $65.1 million to $604.9 million in 2012 primarily due to new bookings of jumbo public fund CDs, partially offset by a decline in corporate CDs. Other short-term borrowings averaged $450.7 million in 2012 compared to $290.3 million in 2011 due to increased Federal Home Loan Bank ("FHLB") borrowings as result of deposit fluctuations and an increase in funding need for growth in loans to mortgage companies. On average, short-term purchased funds accounted for 17 percent of FHN's funding (core deposits plus short-term purchased funds and term borrowings) in 2012 and 2011. Short-term funds increased $.4 billion from $3.0 billion at December 31, 2011 to $3.4 billion at December 31, 2012 primarily due to increases in other short-term borrowings and trading liabilities. Trading liabilities fluctuate depending on expectations of customer demands. See Note 9 – Short-Term Borrowings for additional information.

Term Borrowings

Term borrowings include senior and subordinated borrowings and advances with original maturities greater than one year. Average term borrowings decreased 10 percent, or $255.9 million, and averaged $2.3 billion in 2012. The decrease in average term-borrowings primarily relates to a decline in borrowings secured by residential real estate loans from the exercise of cleanup calls resulting in the collapse of securitization trusts and payoff of the associated term borrowings and runoff. See Note 10 – Term Borrowings for additional information.

ADOPTION OF ACCOUNTING UPDATES

In December 2011, the FASB issued Accounting Standards Update ("ASU") 2011-11, "Balance Sheet: Disclosures about Offsetting Assets and Liabilities". ASU 2011-11 creates new disclosure requirements about the nature of an entity's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. ASU 2011-11 requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the balance sheet as well as instruments and transactions subject to an agreement similar to a master netting arrangement. The scope of ASU 2011-11 includes derivatives, sale and repurchase agreements/reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The provisions of ASU 2011-11 are effective for periods beginning on or after January 1, 2013, with retrospective application to all periods presented in the financial statements required. FHN will revise its disclosures accordingly. The adoption of the provisions of ASU 2011-11 will not have an effect on FHN's statement of condition, results of operations, or cash flows.

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income". ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. The provisions of ASU 2013-02 are effective for periods beginning after December 15, 2012, with prospective application to transactions or modifications of existing transactions that occur on or after the effective date. Upon adoption of the provisions of ASU 2013-02 on January 1, 2013, FHN will revise its financial statements and disclosures accordingly.

See Note 1 – Summary of Significant Accounting Policies for a complete discussion of accounting updates adopted during 2012 and 2011.

RESTRUCTURING, REPOSITIONING, AND EFFICIENCY INITIATIVES

FHN continues to refine its business mix in order to focus on higher-return core businesses and explore opportunities to reduce operating costs. In 2012, FHN's launch of the voluntary separation program as well as continued evaluation within the regional bank to flatten management structure and gain efficiencies, were the result of these ongoing reviews.

Generally, restructuring, repositioning, and efficiency charges related to exited businesses are included in the non-strategic segment while charges related to corporate-driven actions are included in the corporate segment. The net charge from restructuring, repositioning, and efficiency activities was $24.9 million in 2012 compared to $26.9 million in 2011. Significant charges recognized during 2012 include $22.9 million of severance-related costs primarily associated with the VSP program and a $2.6 million negative adjustment related to prior servicing sales.

Significant restructuring amounts recognized during 2011 were primarily associated with the sale of Msaver which resulted in a $9.4 million pre-tax gain in third quarter and the sale of FHI which resulted in a $.8 million pre-tax gain on sale in second quarter 2011 and $10.1 million goodwill impairment in first quarter 2011. Severance-related and other employee costs were $16.6 million during 2011 and primarily relate to efficiency initiatives within the corporate and bank service functions. Additionally, FHN recognized a $9.0 million charge related to the termination of a technology services contract during 2011.

A majority of the restructuring charges recognized in 2010 are reflected in discontinued operations, net of tax and relate to the exit of the institutional equity research business. Inclusive of items presented in discontinued operations, significant expenses recognized in 2010 were $5.6 million of severance and employee costs related to the institutional equity research business and the 2009 sale of Louisville remittance processing operations, $4.1 million related to tangible asset impairments, $3.3 million of goodwill impairment, and $2.3 million of lease abandonment expense related to the closure of the institutional equity research business.

Charges related to restructuring, repositioning, and efficiency initiatives for the years ended December 31, 2012, 2011, and 2010 are presented in the following table based on the income statement line item affected. See Note 26 – Restructuring, Repositioning, and Efficiency and Note 2 – Acquisitions and Divestitures for additional information.

Table 10 – Restructuring, Repositioning, and Efficiency Initiatives

(Dollars in thousands)	**2012**	2011	2010
Noninterest income:			
Mortgage banking	**$ (2,635)**	$ -	$ (1,532)
Gain on divestiture	**200**	-	-
All other income and commissions	**-**	1,200	(19)
Total noninterest income/(loss)	**(2,435)**	1,200	(1,551)
Noninterest expense:			
Employee compensation, incentives, and benefits	**22,897**	15,652	3,023
Occupancy	**46**	1,924	943
Legal and professional fees	**15**	(27)	120
All other expense	**34**	9,333	1,634
Total noninterest expense	**22,992**	26,882	5,720
Loss before income taxes	**(25,427)**	(25,682)	(7,271)
Income/(loss) from discontinued operations	**569**	(1,206)	(9,950)
Net impact resulting from restructuring, repositioning, and efficiency initiatives	**$(24,858)**	$(26,888)	$(17,221)

INCOME STATEMENT REVIEW – 2011 COMPARED TO 2010

Total consolidated revenue decreased 11 percent to $1.5 billion in 2011 from $1.7 billion in 2010 primarily due to a decline in mortgage banking, capital markets, and net interest income, partially offset by an increase in securities gains. The provision for loan losses decreased 84 percent to $44.0 million in 2011 from $270.0 million in 2010. The provision expense decreased in 2011 due to overall improved asset quality because of proactive management of the portfolio, moderately improved economic conditions, and an overall decline in loan balances primarily within the non-strategic segment. The provision expense in 2011 included approximately $36 million of losses associated with dispositions of nonperforming loans.

NET INTEREST INCOME

Net interest income declined to $700.8 million in 2011 from $730.8 million in 2010 as average earning assets declined 4 percent to $22.0 billion and average interest-bearing liabilities declined 3 percent to $16.7 billion in 2011. The decline in net interest income is primarily attributable to a decrease in the size of the loan portfolio largely due to continued runoff of the non-strategic portfolios and was partially mitigated by declining funding costs.

The consolidated net interest margin increased slightly to 3.22 percent in 2011 from 3.20 percent in 2010. The net interest spread increased 5 basis points to 3.03 percent in 2011 from 2.98 percent in 2010 and the impact of free funding decreased to 19 basis points from 22 basis points. The net interest margin was relatively flat as improved deposit pricing more than offset the negative impact on the margin from a decline in investment securities and the issuance of senior debt in fourth quarter 2010.

NONINTEREST INCOME

Noninterest income was 53 percent of total revenue in 2011 compared to 56 percent in 2010 as total noninterest income decreased $146.7 million to $786.0 million in 2011. The decrease primarily resulted from a decline in mortgage banking and capital markets income, partially offset by an increase in securities gains. The following discussion provides additional information about various line items.

Capital Markets Noninterest Income

Capital markets noninterest income decreased to $355.3 million in 2011 from $424.0 million in 2010. Revenue from fixed income sales decreased from $392.4 million in 2010 to $329.7 million in 2011 as fixed income production levels reflected normalized market conditions in 2011. Revenue from other products declined to $25.6 million in 2011 from $31.6 million in 2010 and continued to be a smaller component of capital markets income.

Mortgage Banking Noninterest Income

Mortgage banking income decreased to $90.6 million in 2011 from $167.4 million in 2010. Servicing fees were $70.2 million in 2011, a $22.0 million decline from 2010. The decline in servicing fees is consistent with the continued reduction in the size of the mortgage servicing portfolio as the average UPB declined approximately 18 percent from 2010. Positive net hedging results decreased to $40.8 million in 2011 from $93.9 million in 2010 reflecting more narrow spreads between mortgage and swap rates in 2011 and continued runoff of the underlying servicing portfolio. The negative impact attributable to runoff was $21.5 million in 2011 compared to $35.0 million in 2010, which was primarily the result of a smaller servicing portfolio in 2011 driven by natural runoff and lower volumes of refinance activity. Origination income was $6.9 million in 2011 compared to $17.3 million in 2010 and the decline was primarily attributable to a decline in refinance activity within the regional bank in 2011 compared to 2010. The mortgage warehouse valuation included $6.3 million of net negative fair value adjustments in 2011 compared to $2.5 million in 2010 due to increased credit deterioration.

Other Fee Income

Noninterest income from deposit transactions and cash management income declined $9.1 million to $134.1 million in 2011 primarily due to the negative impact on NSF fee income and interchange income from the overdraft provisions of Reg E and the Durbin Amendment, respectively, as well as a reduction in cash management fees as certain deposit accounts were no longer eligible for coverage under the FDIC's TAG program

beginning January 1, 2011. Fees from trust services and investment management decreased slightly from $25.7 million in 2010 to $25.0 million in 2011, as all categories within trust services and investment management saw small declines from 2010. Brokerage, management fees and commissions increased to $33.0 million in 2011 from $27.9 million in 2010 largely driven by an increase in asset management fees due to FHN's success in increasing the number of customers and assets under management in 2011 relative to 2010. Noninterest income from insurance commissions was flat at $3.6 million in 2011 and 2010. Net securities gains in 2011 were $36.2 million compared with $10.9 million in 2010. FHN sold portions of its Visa, Inc. Class B shares which resulted in securities gains of $35.1 million and $14.8 million during 2011 and 2010, respectively. FHN incurred securities losses of $4.6 million in 2010 related to fair value adjustments of venture capital investments.

All Other Noninterest Income and Commissions

All other income and commissions decreased to $108.4 million in 2011 from $130.1 million in 2010. FHN recognized $5.8 million of gains in 2011 on the repurchase of bank debt compared with $17.1 million in 2010. BOLI income decreased $6.3 million as a result of lower policy benefits received during 2011. Deferred compensation income, which is primarily driven by changes in the market value of underlying investments, declined $4.1 million. Other income was positively affected by a $2.6 million increase in bankcard income, as 2011 included $2.0 million in Visa volume incentives. All other income decreased $2.8 million to $22.8 million from 2010 largely due to declines in reinsurance fee income, remittance processing, gains from loans sales and securitizations, and various other income sources, partially offset by the recognition of $7.4 million in interest related to tax refunds in 2011.

NONINTEREST EXPENSE

Total noninterest expense for 2011 decreased 4 percent or $48.8 million to $1.3 billion in 2011.

Personnel expense decreased $61.8 million to $610.2 million in 2011. The decline in personnel expense is primarily the result of a decline in variable compensation expense associated with lower fixed income sales revenue, headcount reductions, and lower deferred compensation expenses. The decline in personnel expense was partially offset by a $12.6 million increase in severance-related costs associated with restructuring, repositioning, and efficiency initiatives and an $8.6 million increase in net periodic benefit cost for FHN's pension plan.

The repurchase and foreclosure provision declined to $159.6 million from $189.8 million in 2011 reflecting positive trends in claims inflows, resolutions, and loss severities from the prior year. FDIC insurance was $28.3 million, down $8.8 million from 2010 primarily due to the FDIC's change in premium expense calculation methodology in second quarter 2011. Expenses related to operations services, miscellaneous loan costs, occupancy, and communications and courier declined in 2011 as a result of cost reductions throughout the organization and wind-down of non-strategic businesses. Foreclosed properties expenses declined $2.9 million to $22.1 million as the rate of decline in property values stabilized or improved in certain markets which resulted in lower negative fair value adjustments in 2011. The impact of expense reductions described above was diminished by increases in other areas. Contract employment and outsourcing costs increased $13.4 million in 2011 due to elevated subservicing and transition costs related to the transfer of servicing to a new mortgage servicer during 2011. Legal and professional fees increased to $69.6 million in 2011 compared to $61.9 million in 2010 primarily driven by costs related to litigation matters and cost associated with consulting projects in 2011. Additionally, expenses associated with investments in technology increased in 2011 resulting in an increase in computer software expense and equipment rentals, depreciation, and maintenance.

All other expenses increased to $162.0 million in 2011 from $113.3 million in 2010. The increase was primarily due to a $36.7 million litigation settlement in second quarter 2011. Additionally, a component of this increase in all other expenses included a $9.4 million increase in derivative liabilities in 2011 associated with prior sales of Visa, Inc. Class B shares due to an expected decline in the conversion ratio. Charges associated with restructuring, repositioning, and efficiency initiatives increased $7.7 million, primarily due to a $9.0 million charge associated with the termination of a technology related services contract in 2011. Loan insurance expense increased $3.6 million in 2011 primarily due to the cancellation of a high loan-to-value (HLTV) insurance contract in early 2010 and return of $3.8 million of premium expense. In 2011, FHN reversed $3.3 million of its contingent liability for certain Visa legal matters compared with a $13.0 million reversal in 2010. These increases were partially offset by a $5.9

million reduction in operational costs associated with lower loan mortgage origination volume, a decline in provision associated with unfunded commitments, as well as a decrease in substantially all other categories due to FHN's continued focus on cost reductions throughout the organization.

CAPITAL

Management's objectives are to provide capital sufficient to cover the risks inherent in FHN's businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets. Average equity was $2.6 billion in 2012 and $2.7 billion in 2011 and period-end equity was $2.5 billion in 2012 compared to $2.7 billion in 2011. In fourth quarter 2011, FHN launched a share repurchase program which enabled FHN to repurchase up to $100 million of its common stock in the open market or in privately negotiated transactions, subject to market conditions. In second quarter 2012 this program was expanded to $200 million. Since the program's inception in fourth quarter 2011, FHN has repurchased $175.1 million of common shares under the share repurchase program. The decline in equity is largely driven by the repurchase of shares under this program, coupled with the effect of the net loss in 2012.

In January 2013, FHN announced various equity-related transactions. Refer to Note 28 – Other Events for additional information.

The following table provides a reconciliation of Shareholder's equity from the Consolidated Statements of Condition to Tier 1 and Total Regulatory Capital and certain selected capital ratios:

Table 11 – Regulatory Capital and Ratios

(Dollars in thousands)	**2012**	2011	2010
Shareholder's equity	**$2,214,041**	$ 2,389,472	$2,382,840
Regulatory adjustments:			
Goodwill and other intangibles	**(128,639)**	(138,507)	(175,453)
Net unrealized (gains)/losses on AFS securities	**(55,250)**	(67,069)	(45,366)
Minimum pension liability	**201,593**	197,225	172,912
Noncontrolling interest – FTBNA preferred stock	**294,816**	294,816	294,816
Trust preferred	**200,000**	200,000	200,000
Disallowed servicing assets	**(7,638)**	(9,854)	(16,801)
Disallowed deferred tax assets	**(77,714)**	(15,168)	-
Other	**(433)**	(463)	(477)
Tier 1 capital	**$2,640,776**	$ 2,850,452	$2,812,471
Tier 2 capital	**571,232**	751,819	937,115
Total regulatory capital	**$3,212,008**	$3,602,271	$3,749,586

	2012		2011		2010	
	Ratio	**Amount**	Ratio	Amount	Ratio	Amount
Tier 1						
First Horizon National Corporation	**13.10%**	**$2,640,776**	14.23%	$2,850,452	13.99%	$2,812,471
First Tennessee Bank National Association (a)	**15.64**	**3,122,204**	16.37	3,247,268	15.76	3,137,624
Total						
First Horizon National Corporation	**15.94**	**3,212,008**	17.99	3,602,271	18.65	3,749,586
First Tennessee Bank National Association (a)	**18.49**	**3,691,056**	20.05	3,976,672	20.26	4,032,289
Tier 1 Common (b)						
First Horizon National Corporation	**10.65**	**2,145,960**	11.76	2,355,636	11.53	2,317,655
Other Capital Ratios						
Total period-end equity to period-end assets	**9.83**		10.83		10.84	
FHN's Leverage	**10.63**		11.41		10.96	
Adjusted tangible common equity to risk weighted assets (b)	**9.93**		10.80		10.66	
Tangible common equity to tangible assets (b)	**8.11**		9.05		8.93	

(a) Excluding financial subsidiaries, FTBNA's Tier 1 and Total Capital ratios were 14.82 percent and 16.76 percent, respectively, at December 31, 2012.

(b) Refer to the Non-GAAP to GAAP Reconciliation – Table 29.

Banking regulators define minimum capital ratios for bank holding companies and their bank subsidiaries. Based on the capital rules and definitions prescribed by the banking regulators, should any depository institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a depository institution's capital position into one of five categories ranging from well-capitalized to critically under-capitalized. For an institution to qualify as well-capitalized, Tier 1 Capital, Total Capital, and Leverage capital ratios must be at least 6 percent, 10 percent, and 5 percent, respectively. As of December 31, 2012, FHN and FTBNA had sufficient capital to qualify as well-capitalized institutions as shown in Note 13 – Regulatory Capital. Through 2013, capital ratios are expected to remain strong and significantly above current well-capitalized standards. Refer to the discussion of proposed rules that will impact capital ratios for the industry in the Market Uncertainties and Prospective Trends section of MD&A.

Pursuant to board authority, FHN may repurchase shares from time to time and will evaluate the level of capital and take action designed to generate or use capital, as appropriate, for the interests of the shareholders, subject to legal and regulatory restrictions. The following tables provide information related to securities repurchased by FHN during fourth quarter 2012:

Table 12 – Issuer Purchases of Equity Securities

Compensation Plan-Related Repurchase Authority:

(Volume in thousands)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
2012				
October 1 to October 31	4	$9.46	4	34,061
November 1 to November 30	-	N/A	-	34,061
December 1 to December 31	19	9.74	19	34,042
Total	23	**$9.69**	23	

N/A – Not applicable

Compensation Plan Programs:

- A consolidated compensation plan share purchase program was announced on August 6, 2004. This plan consolidated into a single share purchase program all of the previously authorized compensation plan share programs as well as the renewal of the authorization to purchase shares for use in connection with two compensation plans for which the share purchase authority had expired. The total amount authorized under this consolidated compensation plan share purchase program, inclusive of a program amendment announced on April 24, 2006, is 29.6 million shares calculated before adjusting for stock dividends distributed through January 1, 2011. The shares may be purchased over the option exercise period of the various compensation plans on or before December 31, 2023. On December 31, 2012, the maximum number of shares that may yet be purchased under the program was 34.0 million shares. Purchases may be made in the open market or through privately negotiated transactions and are subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions. Management currently does not anticipate purchasing a material number of shares under this authority during 2013.

Table 12 – Issuer Purchases of Equity Securities (continued)

Other Repurchase Authority:

(Dollar values and volume in thousands, except per share data)	Total Number of Shares Purchased	Average Price Paid per Share (a)	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Approximate Dollar Value that May Yet Be Purchased Under the Programs
2012				
October 1 to October 31	350	$9.32	350	$56,260
November 1 to November 30	1,450	9.39	1,450	$42,651
December 1 to December 31	1,875	9.48	1,875	$24,883
Total	**3,675**	**$9.43**	**3,675**	

(a) Represents total costs including commissions paid. Average price paid per share for the quarter was $9.41 excluding commissions.

Other Programs:
- On October 17, 2011, FHN announced a $100 million share purchase authority that would expire on August 31, 2012. In April 2012, FHN announced that this share purchase authority had been increased from $100 million to $200 million and the expiration had been extended to January 31, 2013. As of December 31, 2012, $175.1 million in purchases had been made under this authority at an average price per share of $8.59, $8.56 excluding commissions. In January 2013, FHN announced that this share purchase authority had been increased from $200 million $300 million and that the expiration had been extended to January 31, 2014. Purchases may be made in the open market or through privately negotiated transactions and will be subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions.

Refer to Note 28 – Other Events for additional information.

ASSET QUALITY (TREND ANALYSIS OF 2012 COMPARED TO 2011)

Loan Portfolio Composition

FHN groups its loans into portfolio segments based on internal classifications reflecting the manner in which the ALLL is established and how credit risk is measured, monitored, and reported. From time to time, and if conditions are such that certain subsegments are uniquely affected by economic or market conditions or are experiencing greater deterioration than other components of the loan portfolio, management may determine the ALLL at a more granular level. Commercial loans are composed of commercial, financial, and industrial ("C&I") and commercial real estate. Retail loans are composed of consumer real estate; permanent mortgage; credit card and other; and restricted and secured real estate loans. Key asset quality metrics for each of these portfolios can be found in Table 15 – Asset Quality by Portfolio.

As economic and real estate conditions develop, enhancements to underwriting and credit policies and guidelines may be necessary or desirable. In 2012, there were no material changes to FHN's credit underwriting guidelines or significant changes or additions to FHN's product offerings. Loan policies and guidelines for all portfolios are approved by management risk committees that consist of business line managers and credit administration professionals to ensure that the resulting guidance addresses the associated risks and establishes reasonable underwriting criteria that appropriately mitigate risk. Policies and guidelines are reviewed, revised, and re-issued periodically at established review dates or earlier if changes in the economic environment, portfolio performance, the size of portfolio or industry concentrations, or regulatory guidance warrant an earlier review.

The following is a description of each portfolio:

COMMERCIAL LOAN PORTFOLIOS

FHN's commercial loan approval process grants lending authority based upon job description, experience, and performance. The lending authority is delegated to the business line (Market Managers, Departmental Managers, Regional Presidents, Relationship Managers ("RM") and Portfolio Managers ("PM")) and to Credit Risk Managers. While individual limits vary, the predominant amount of approval authority is vested with the Credit Risk Manager function. Portfolio concentration limits for the various portfolios are established by executive management and approved by the Executive and Risk Committee of the Board.

FHN may utilize availability of guarantors/sponsors to support lending decisions during the credit underwriting process and when determining the assignment of internal loan grades. Where guarantor contributions are determined to be a source of repayment, an assessment of the guarantee is made. This guarantee assessment would include but not be limited to factors such as type and feature of the guarantee, consideration for the guarantee, key provisions of the guarantee agreement, and ability of the guarantor to be a viable secondary source of repayment. Reliance on the guarantee as a viable secondary source of repayment is a function of an analysis proving capability to pay, factoring in, among other things, liquidity and direct/indirect debt cash flows. Therefore, a proper evaluation of each guarantor is critical. FHN establishes a guarantor's ability (financial wherewithal) to support a credit based on an analysis of recent information on the guarantor's financial condition. This would generally include income and asset information from sources such as recent tax returns, credit reports, and personal financial statements. In analyzing this information FHN seeks to assess a combination of liquidity, global cash flow, cash burn rate, and contingent liabilities to demonstrate the guarantor's capacity to sustain support for the credit and fulfill the obligation. FHN also considers the volume and amount of guarantees provided for all global indebtedness and the likelihood of realization. Guarantor financial information is periodically updated throughout the life of the loan. FHN presumes a guarantor's willingness to perform until financial support becomes necessary or if there is any current or prior indication or future expectation that the guarantor may not willingly and voluntarily perform under the terms of the guarantee. In FHN's risk grading approach, it is deemed that financial support becomes necessary generally at a point when the loan would otherwise be graded substandard, reflecting a well-defined weakness. At that point, provided willingness and capacity to support are appropriately demonstrated, a strong, legally enforceable guarantee can mitigate the risk of default or loss, justify a less severe rating, and consequently reduce the level of allowance or charge-off that might otherwise be deemed appropriate. FHN establishes guarantor willingness to support the credit through documented evidence of previous and ongoing support of the credit. Previous performance under a guarantor's obligation to pay is not considered if the performance was involuntary.

C&I

The C&I portfolio was $8.8 billion on December 31, 2012, and is comprised of loans used for general business purposes and primarily composed of relationship customers in Tennessee and certain neighboring states that are managed within the regional bank. Typical products include working capital lines of credit, term loan financing of owner-occupied real estate and fixed assets, and trade credit enhancement through letters of credit. The following table provides the composition of the C&I portfolio by industry as of December 31, 2012 and 2011. For purposes of this disclosure, industries are determined based on the North American Industry Classification System (NAICS) industry codes used by Federal statistical agencies in classifying business establishments for the collection, analysis, and publication of statistical data related to the U.S. business economy.

Table 13 – C&I Loan Portfolio by Industry

	December 31, 2012		December 31, 2011	
(Dollars in thousands)	**Amount**	**Percent**	Amount	Percent
Industry:				
Loans to mortgage companies	**$1,824,347**	**21%**	$1,394,190	17%
Finance & insurance	**1,603,624**	**18**	1,571,747	20
Healthcare	**708,907**	**8**	621,905	8
Manufacturing	**693,065**	**8**	590,828	7
Wholesale trade	**662,571**	**8**	630,580	8
Retail trade	**502,515**	**6**	471,733	6
Real estate rental & leasing (a)	**383,411**	**4**	424,352	5
Other (transportation, education, arts, entertainment, etc) (b)	**2,418,516**	**27**	2,309,592	29
Total C&I loan portfolio	**$8,796,956**	**100%**	$8,014,927	100%

(a) Leasing, rental of real estate, equipment, and goods.
(b) Industries in this category each comprise less than 4 percent.

C&I loans are underwritten in accordance with a well-defined credit origination process. This process includes applying minimum underwriting standards as well as separation of origination and credit approval roles. Underwriting typically includes due diligence of the borrower and the applicable industry of the borrower, analysis of the borrower's available financial information, identification and analysis of the various sources of repayment and identification of the primary risk attributes. Stress testing the borrower's financial capacity, adherence to loan documentation requirements, and assigning credit risk grades using internally developed scorecards are also used to help quantify the risk when appropriate. Underwriting parameters also include loan-to-value ratios ("LTVs") which vary depending on collateral type, use of guaranties, loan agreement requirements, and other recommended terms such as equity requirements, amortization, and maturity. Approval decisions also consider various financial ratios and performance measures, such as cash flow and balance sheet leverage, liquidity, coverage of fixed charges, and working capital. Additionally, approval decisions consider the capital structure of the borrower, sponsorship, and quality/value of collateral. Generally, guideline and policy exceptions are identified and mitigated during the approval process. Pricing of C&I loans is based upon the determined credit risk specific to the individual borrower. These loans are typically based upon variable rates tied to the London Inter-Bank Offered Rate ("LIBOR") or the prime rate of interest plus or minus the appropriate margin.

FHN's commercial lending process incorporates the RM and PM for most commercial credits. The PM is responsible for assessing the credit quality of the borrower beginning with the initial underwriting and continuing through the servicing period while the RM is primarily responsible for communications with the customer and maintaining the relationship. Other specialists and the assigned RM/PM are organized into units called deal teams. Deal teams are constructed with specific job attributes that facilitate FHN's ability to identify, mitigate, document, and manage ongoing risk. Portfolio managers and credit analysts provide enhanced analytical support during loan origination and servicing, including monitoring of the financial condition of the borrower and tracking compliance with loan agreements. Loan closing officers and the construction loan management unit specialize in loan documentation and the management of the construction lending process. FHN strives to identify problem assets early through comprehensive policies and guidelines, targeted portfolio reviews, and an emphasis on frequent grading. For smaller commercial credits, generally less than $3 million, FHN utilizes a centralized underwriting unit in order to more efficiently and consistently originate and grade small business loans.

Significant loan concentrations are considered to exist for a financial institution when there are loans to numerous borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. Refer to Table 13 for detail of the C&I loan portfolio by industry. As of December 31, 2012, balances of loans to mortgage companies were 21 percent of the C&I portfolio and includes volumes related to both home purchase and refinance activity. This portfolio class, which generally fluctuates with mortgage rates, includes commercial lines of credit to qualified mortgage companies exclusively for the temporary warehousing of eligible mortgage loans prior to the borrower's sale of those mortgage loans to third party investors. Generally, lending to mortgage lenders increases when there is a decline in mortgage rates. Finance and insurance, the other large component, represents 18 percent of the C&I portfolio.

Finance and Insurance

The finance and insurance component of the C&I portfolio, which includes bank-related loans and TRUPs (i.e., long term unsecured loans to bank and insurance-related businesses), has been stressed but has seen the stronger borrowers stabilize as there have been upgrades within the TRUPs and bank stock portfolio. It also includes approximately $583 million of asset-based lending to consumer financing companies.

TRUPs lending was originally extended as a form of "bridge" financing to participants in the pooled trust preferred securitization program offered primarily to smaller banking (generally less than $15 billion in total assets) and insurance institutions through FHN's capital markets business. Origination of TRUPs lending ceased in early 2008. Individual TRUPs are re-graded at least quarterly as part of FHN's commercial loan review process. Typically, the terms of these loans include a prepayment option after a 5 year initial term (with possible triggers of early activation), have a scheduled 30 year balloon payoff, and include an option to defer interest for up to 20 consecutive quarters. As of December 31, 2012, seven TRUPs relationships have elected interest deferral, down from ten at year-end 2011; the three relationships that no longer make the election were upgraded to accrual status. The risk of individual trust preferred loan default is somewhat mitigated by diversification within the trust preferred loan portfolio. The average size of a trust preferred loan is approximately $9 million.

Underwriting of other loans to financial institutions generally includes onsite due diligence, review of the customer's policies and strategies, assessment of management, assessment of the relevant markets, a comprehensive assessment of the loan portfolio, and a review of the ALLL. Additionally, the underwriting analysis includes a focus on the customer's capital ratios, profitability, loan loss coverage ratios, and regulatory status.

As of December 31, 2012, the UPB of trust preferred loans totaled $445.9 million ($289.7 million of bank TRUPs and $156.2 million of insurance TRUPs) with the UPB of other bank-related loans totaling approximately $105.0 million. Inclusive of a remaining lower of cost or market ("LOCOM") valuation allowance on TRUPs of $34.2 million, total reserves (ALLL plus the LOCOM) for TRUPs and other bank-related loans were $53.2 million or 10 percent of outstanding UPB.

C&I Asset Quality Trends

During 2012, performance of the C&I portfolio continued to improve with a positive shift in the risk rating assignments and lower loss rates as commercial borrowers continue to adapt to the current operating environment. As a result, the ALLL declined $34.2 million to $96.2 million as of December 31, 2012, and the allowance as a percentage of period-end loans declined to 1.09 percent in 2012 from 1.63 percent in 2011. The decline was related to a lower ALLL and an increase in loans to mortgage companies balances in 2012 which require lower levels of reserves due to minimal credit risk associated with this portfolio. Net charge-offs as a percentage of average loans decreased to 0.25 percent from 0.84 percent reflecting the aggregate improvement in this portfolio. Nonperforming C&I loans, which peaked in third quarter 2010, decreased $39.6 million to $122.6 million on December 31, 2012, mainly due to 3 TRUPs amounting to $21 million (including LOCOM) that returned to accrual status in 2012. The nonperforming loan ("NPL") ratio decreased to 1.39 percent in 2012 from 2.02 percent in 2011.

Commercial Real Estate

The commercial real estate portfolio includes both financings for commercial construction and nonconstruction loans. This portfolio is segregated between income commercial real estate ("CRE") loans which contain loans, lines, and letters of credit to commercial real estate developers for the construction and mini-permanent financing of income-producing real estate, and residential CRE loans. The residential CRE portfolio includes loans to residential builders and developers for the purpose of constructing single-family detached homes, condominiums, and town homes.

Income CRE

The income CRE portfolio was $1.1 billion on December 31, 2012. Subcategories of income CRE consist of retail (24 percent), apartments (23 percent), office (17 percent), industrial (14 percent), hospitality (8 percent), land/land development (6 percent), and other (8 percent).

Income CRE loans are underwritten in accordance with credit policies and underwriting guidelines that are reviewed at least annually and revised as necessary based on market conditions. Loans are underwritten based upon project type, size, location, sponsorship, and other market-specific data. Generally, minimum requirements for equity, debt service coverage ratios ("DSCRs"), and level of pre-leasing activity are established based on perceived risk in each subcategory. Loan-to-value (value is defined as the lower of cost or market) limits are set below regulatory prescribed ceilings and generally range between 50 and 80 percent depending on underlying product set. Term and amortization requirements are set based on prudent standards for interim real estate lending. Equity requirements are established based on the quantity, quality, and liquidity of the primary source of repayment. For example, more equity would be required for a speculative construction project or land loan than for a property fully leased to a credit tenant or a roster of tenants. Typically, a borrower must have at least 10 percent of cost invested in a project before FHN will fund loan dollars. Income properties are required to achieve a DSCR greater than or equal to 120 percent at inception or stabilization of the project based on loan amortization and a minimum underwriting (interest) rate refreshed quarterly. Some product types require a higher DSCR ranging from 125 percent to 150 percent of the debt service requirement. Variability depends on credit versus non- credit tenancy, lease structure, property type, and quality. A proprietary minimum underwriting interest rate is used to calculate compliance with underwriting standards. Generally, specific levels of pre-leasing must be met for construction loans

on income properties. A global cash flow analysis is performed at the borrower and guarantor level. The majority of the portfolio is on a floating rate basis tied to appropriate spreads over LIBOR.

The credit administration and ongoing monitoring consists of multiple internal control processes. Construction loans are closed and administered by a centralized control unit. Credit grades are assigned utilizing internally developed scorecards to help quantify the level of risk in the transaction. Underwriters and credit approval personnel stress the borrower's/project's financial capacity utilizing numerous economic attributes such as interest rates, vacancy, and discount rates. Key information is captured from the various portfolios and then stressed at the aggregate level. Results are utilized to assist with the assessment of the adequacy of the ALLL and to steer portfolio management strategies. As discussed in the C&I portfolio section, income CRE also employs the RM/PM model and the "Deal Team" concept.

A substantial portion of the income CRE portfolio was originated through and continues to be managed by the regional bank. The income CRE portfolio showed improvement in 2012 as property stabilization and strong sponsors have positively affected performance. FHN does not capitalize interest or fund interest on distressed properties.

Income CRE Asset Quality Trends

Performance of income CRE loans improved in 2012 as market conditions improved and sponsors and guarantors provided additional financial support to borrowers as needed. Allowance as a percentage of loans decreased to 1.43 percent in 2012 from 3.15 percent in 2011. Outstanding balances declined 12 percent from 2011 and the level of allowance declined $23.7 million from 2011 to $15.9 million in 2012. Net charge-offs declined to $12.4 million in 2012 from $17.5 million in 2011. The level of nonperforming loans decreased 52 percent to $33.0 million as of December 31, 2012, or 2.97 percent of total income CRE loans. The decline in nonperforming loans is primarily attributable to the regional banking portion of the portfolio.

Residential CRE

The residential CRE portfolio was $58.3 million on December 31, 2012. Originations through national construction lending ceased in early 2008 and balances have steadily decreased since that time. Active lending in the regional banking footprint is minimal with nearly all new originations limited to tactical advances to facilitate workout strategies with existing clients and selected new transactions with "strategic" clients. FHN considers a "strategic" residential CRE borrower as a homebuilder within the regional banking footprint who remained profitable during the down cycle.

The limited amount of new originations within the regional banking footprint and natural runoff combined with the wind-down of the non-strategic portion of this portfolio directly impacts the amount of net charge-offs and nonperforming loans and the level of the allowance. Balances of residential CRE loans declined 52 percent from a year ago. Net charge-offs declined $9.5 million from 2011 to $3.1 million during 2012. The ALLL declined $11.9 million to $4.1 million and nonperforming loans decreased $33.2 million to $12.6 million during 2012 from 2011. The ALLL to loans ratio and the nonperforming loans ratio remained elevated at 7.01 percent and 21.63 percent, respectively, but declined compared to 2011, due to a large relationship that returned to accrual status in third quarter 2012. These metrics will remain skewed until the portfolio entirely winds down or until FHN actively originates this product and balances noticeably increase.

RETAIL LOAN PORTFOLIOS

Regulatory Focus on Consumer Loan Accounting and Reporting

In first quarter 2012, the OCC issued interagency guidance related to ALLL estimation and nonaccrual practices and risk management policies related to junior lien loans. As a result, FHN modified its nonaccrual policies to place current second liens on nonaccrual if the first lien is owned or serviced by FHN and that first lien is 90 or more days past due. Additionally, FHN enhanced its ALLL methodology to qualitatively estimate probable incurred losses for all current second liens in the home equity portfolio that are behind first liens with performance issues. During 2012 and continuing into early 2013, FHN has been and is continuing to evaluate data provided by third

parties, including vendors, on first liens not owned or serviced by FHN to determine if it may be reasonably relied upon in order to predict performance of the associated second liens. FHN is working to have a vendor selected in the first half of 2013. Therefore, methodologies, policies, and practices related to the ALLL and/or nonaccrual accounting and reporting may be revised in the future to incorporate usage of such data if deemed predictive of loan performance. It is possible that if FHN determines that third party data may reasonably be relied upon, future additions to NPLs may be material.

Additionally, in third quarter 2012, the OCC clarified that residential real estate loans in which personal liability has been discharged through bankruptcy and not reaffirmed by the borrower are collateral dependent and should be reported as nonaccruing TDRs. As a result, FHN charged-down such loans to the net realizable value of the collateral and the remaining balances were reported as nonaccruing TDRs regardless of the loan's delinquency status. As of December 31, 2012, approximately 80 percent of these loans that were reported as nonperforming were current. Incremental provision expense associated with this change was approximately $23 million and the related net charge-offs were approximately $33 million in 2012. The incremental impacts to nonperforming loan and TDR levels cannot be directly linked as certain of the discharged bankruptcies in which charge-offs were recognized were either already reported as nonaccrual loans or TDRs, neither, or both in prior periods for other reasons.

Because of the composition of FHN's residential real estate portfolios, these changes most significantly impacted the consumer real estate portfolio segment.

Consumer Real Estate

The consumer real estate portfolio was $5.3 billion on December 31, 2012, and is primarily composed of home equity lines and installment loans. Including restricted and secured balances (loans consolidated per amendments to ASC 810 and on-balance sheet securitizations) the largest geographical concentrations of balances as of December 31, 2012, are in Tennessee (49 percent) and California (11 percent) with no other state representing greater than 3 percent of the portfolio. At origination, approximately 45 percent of the consumer real estate and restricted and secured balances were in a first lien position. At origination, the weighted average FICO score of this portfolio was 742 and refreshed FICO scores averaged 733 as of December 31, 2012. Generally, performance of this portfolio is affected by life events when individuals have been impacted, the level of unemployment and home prices.

HELOCs comprise $3.2 billion of the consumer real estate portfolio and restricted HELOC balances. FHN's HELOCs typically have a 5 or 10 year draw period followed by a 15 or 10 year repayment period, respectively. During the draw period, a borrower is able to draw on the line and is only required to make interest payments. The line is automatically frozen if a borrower becomes 45 days or more past due on payments. Once the draw period has concluded, the line is closed and the borrower is required to make both principal and interest payments monthly until the loan matures. The principal payment is fully amortizing, but payment amounts will adjust when variable rates reset to reflect changes in the prime rate.

As of December 31, 2012, approximately 80 percent of FHN's HELOCs are in the draw period. Based on when draw periods are scheduled to end per the line agreement, it is expected that $1.8 billion, or 69 percent of HELOCs currently in the draw period will have entered the repayment period during the next 60 months. Delinquencies and charge-off rates for HELOCs that have entered the repayment period are higher than HELOCs still in the draw period because of the increased minimum payment requirement. The following table shows the HELOCs currently in the draw period and expected timing of conversion to the repayment period.

Table 14 – HELOC Draw To Repayment Schedule

(Dollars in thousands)	December 31, 2012	
	Repayment Amount	Percent
Months remaining in draw period:		
0-12	$ 216,275	8%
13-24	324,616	13%
25-36	454,193	18%
37-48	333,979	13%
49-60	427,383	17%
>60	778,767	31%
Total	$2,535,213	100%

As of December 31, 2012, approximately $3 billion or 54 percent of the consumer real estate portfolio are stand alone second lien loans. FHN owns or services less than 5 percent of the first liens that are senior to these home equity second liens. Historically, FHN sold a majority of the first lien mortgage loans that it originated on a servicing-retained basis. However since August 2008, FHN has sold a significant portion of its first lien servicing portfolio and therefore has no first-hand visibility into the performance status of a majority of the first liens associated with second liens in the consumer real estate portfolio. FHN does not have a reliable methodology to actively monitor the performance status of the first liens that are serviced by others. FHN may obtain first lien performance information through loss mitigation activities and beginning in first quarter 2013, FHN will place it's stand-alone second liens on nonaccrual if it is discovered through this process that there are performance issues with the first liens. For FHN's current second liens that are behind firsts that FHN either owns or services, FHN places the second lien on nonaccrual if the first lien is 90 days or more past due.

Underwriting

To obtain a consumer real estate loan, the loan applicant(s) in most cases must first meet a minimum qualifying FICO score. Applicants must also have the financial capacity (or available income) to service the debt by not exceeding a calculated Debt-to-Income ("DTI") ratio. The amount of the loan is limited to a percentage of the lesser of the current value or sales price of the collateral. For the majority of loans in this portfolio, underwriting decisions are made through a centralized loan underwriting center. Minimum FICO score requirements are established by management for both loans secured by real estate as well as non-real estate secured loans. Management also establishes maximum loan amounts, loan-to-value ratios, and debt-to-income ratios for each consumer real estate product. Identified guideline and policy exceptions require established mitigating factors that have been approved for use by Credit Risk Management.

HELOC interest rates are variable but only adjust in connection with movements in the index rate to which the line is tied. Such loans can have elevated risks of default – particularly in a rising interest rate environment potentially stressing borrower capacity to repay the loan at the higher interest rate. FHN's current underwriting practice requires HELOC borrowers to qualify based on a fully indexed, fully amortized payment methodology. If the first mortgage loan is a non-traditional mortgage, the DTI calculation is based on a fully amortizing first mortgage payment. Prior to 2008, FHN's underwriting guidelines required borrowers to qualify at an interest rate that was 200 basis points above the note rate. This mitigated risk to FHN in the event of a sharp rise in interest rates over a relatively short time horizon. FHN does not penalize borrowers (reset the rate) based on delinquency or any other factor during the life of the loan.

HELOC Portfolio Management

FHN performs continuous HELOC account review processes in order to identify higher-risk home equity lines and initiate preventative and corrective actions. The reviews consider a number of account activity patterns and characteristics such as the number of times delinquent within recent periods, changes in credit bureau score since origination, score degradation, and account utilization. In accordance with FHN's interpretation of regulatory guidance, FHN may block future draws on accounts and/or lower account limits in order to mitigate risk of loss to FHN.

Low or Reduced Documentation Origination

In the past, FHN originated real estate secured consumer loans with low or reduced documentation. FHN generally defines low or reduced documentation loans, sometimes called "stated income" or "stated" loans, as any loan originated with anything less than pay stubs, personal financial statements, and tax returns from potential borrowers. Beginning in 2012, FHN no longer originates stated income, or low or reduced documentation real estate secured loans except on an exception basis when mitigating factors are present.

Consumer Real Estate Asset Quality Trends

Overall, performance of the consumer real estate portfolio improved in 2012 when compared with 2011 as the higher-risk non-strategic portfolio runs off and is replaced by new, higher-quality originations within the regional bank. However the implementation of changes in 2012 somewhat offset improvement in certain asset quality metrics. The ALLL declined $23.7 million to $115.7 million in 2012 driven by lower delinquencies and run-off of the higher risk non-strategic component of the portfolio. The allowance as a percentage of loans decreased 44 basis points to 2.19 percent of loans as of December 31, 2012. The nonperforming loan balance was $57.2 million and $35.4 million as of December 31, 2012 and 2011, respectively. Balances of nonperforming loans as of December 31, 2012 include $26.9 million of discharged bankruptcies and $5.2 million of current second liens behind delinquent first liens that are serviced or owned by FHN. Loans delinquent 30 or more days and still accruing were 1.34 percent in 2012 compared to 1.70 percent in 2011 primarily due to enhanced collections practices, loss mitigation activities, and improved overall performance. The net charge-offs ratio decreased 15 basis points to 2.04 percent of average loans. 2012 net charge-offs include $27.1 million associated with charging down discharged bankruptcies to net realizable value.

Permanent Mortgage

The permanent mortgage portfolio was $.8 billion on December 31, 2012. This portfolio is primarily composed of jumbo mortgages and one-time-close ("OTC") completed construction loans that were originated through legacy businesses. 25 percent of loan balances are in California, but the remainder of the portfolio is somewhat geographically diverse. Overall, recent performance has been affected by strong servicing and successful modification programs.

The ALLL increased $4.0 million from 2011 to $24.1 million as of December 31, 2012. Troubled debt restructuring ("TDR") reserves comprise a significant majority of the ALLL for the permanent mortgage portfolio and these reserves increased by $17.3 million from a year ago, offsetting the impact of improved performance from the non-TDR component of the portfolio. Delinquencies declined $9.1 million to $17.1 million in 2012 and net charge-offs decreased $58.7 million to $10.6 million during 2012. Improvement in delinquencies is due to active servicing, loss mitigation activities and overall improved performance.

In third quarter 2011, FHN executed a bulk sale, a significant majority of which were nonperforming permanent mortgages. The sale was approximately $188 million in UPB ($126 million after consideration for partial charge-offs and associated lower of cost or market ("LOCOM") valuation allowance) and resulted in a loss on sale of $29.8 million (included in the provision for loan losses) and $40.2 million of net charge-offs. Additionally, in second quarter 2011 and in third quarter 2012, FHN exercised cleanup calls related to first lien securitizations resulting in the addition of mortgage loans to this portfolio, substantially all of which were performing upon exercise. Natural run-off combined with the impact of the exercise of cleanup calls resulted in a net decline in portfolio balances of $35.2 million from 2011. NPLs decreased slightly to $32.0 million in 2012.

Credit Card and Other

The credit card and other portfolios were $.3 billion on December 31, 2012, and primarily include credit card receivables, automobile loans, and to a lesser extent OTC construction loans and other consumer-related credits. FHN may originate other non-real estate secured consumer loans under a stated-income program for certain smaller size and lower risk transactions. In 2012, FHN charged-off $9.4 million of credit card and other consumer loans compared with $15.4 million during 2011. The allowance remained relatively flat at $6.9 million. Loans 30 days or more delinquent increased from 1.33 percent in 2011 to 1.45 percent in 2012.

Restricted and Secured Real Estate Loans

Restricted and secured real estate loans ($.4 billion on December 31, 2012) includes residential real estate loans in both consolidated and nonconsolidated variable interest entities. Restricted real estate loans relate to consolidated securitization trusts and are discussed in Note 24 – Variable Interest Entities. Other real estate loans secure borrowings related to nonconsolidated VIEs and remain on FHN's balance sheet as the securitizations do not qualify for sale treatment. In the first half of 2012, FHN exercised cleanup calls related to 3 of the HELOC securitization trusts and one permanent mortgage securitization trust, respectively, resulting in deconsolidation of the trusts. The loans were then reclassified from the "restricted" line item to the consumer real estate line which contributed to the $225.2 million year-over-year decline in restricted loan balances.

Loan Portfolio Concentrations

FHN has a concentration of loans secured by residential real estate (39 percent of total loans), the majority of which is in the consumer real estate portfolio (32 percent of total loans). FHN had loans to mortgage companies totaling $1.8 billion (21 percent of the C&I portfolio, or 11 percent of total loans) as of December 31, 2012. Additionally, FHN had a sizeable portfolio of bank-related loans, including TRUPs totaling $550.9 million (6 percent of the C&I portfolio, or 3 percent of total loans).

Except as previously discussed, on December 31, 2012, FHN did not have any other concentrations of C&I loans in any single industry of 10 percent or more of total loans.

The following table provides additional asset quality data by loan portfolio:

Table 15 – Asset Quality by Portfolio

	2012	2011	2010
Key Portfolio Details			
C&I			
Period-end loans ($ millions)	**$8,797**	$8,015	$7,338
30+ Delinq. % (a)	**0.22**	0.15	0.36
NPL %	**1.39**	2.02	2.92
Charge-offs %	**0.25**	0.84	1.24
Allowance / loans %	**1.09**	1.63	3.26
Allowance / charge-offs	**4.87x**	2.17x	2.80x
Income CRE			
Period-end loans ($ millions)	**$1,110**	$ 1,257	$1,407
30+ Delinq. % (a)	**0.41**	0.76	1.20
NPL %	**2.97**	5.50	10.06
Charge-offs %	**1.02**	1.30	3.29
Allowance / loans %	**1.43**	3.15	8.87
Allowance / charge-offs	**1.28x**	2.27x	2.39x
Residential CRE			
Period-end loans ($ millions)	**$ 58**	$ 121	$ 264
30+ Delinq. % (a)	**-**	0.72	3.19
NPL % (b)	**21.63**	37.87	42.04
Charge-offs %	**3.46**	6.56	13.76
Allowance / loans % (b)	**7.01**	13.20	11.51
Allowance / charge-offs	**1.32x**	1.26x	0.49x
Consumer Real Estate			
Period-end loans ($ millions)	**$5,286**	$ 5,291	$5,618
30+ Delinq. % (a)	**1.34**	1.70	2.07
NPL % (c)	**1.08**	0.67	0.58
Charge-offs %	**2.04**	2.19	2.92
Allowance / loans %	**2.19**	2.63	2.67
Allowance / charge-offs	**1.06x**	1.18x	0.87x
Permanent Mortgage			
Period-end loans ($ millions)	**$ 752**	$ 788	$1,087
30+ Delinq. % (a)	**2.28**	3.33	5.16
NPL % (c)	**4.26**	4.15	11.27
Charge-offs % (d)	**1.37**	7.16	6.47
Allowance / loans %	**3.21**	2.55	5.49
Allowance / charge-offs (d)	**2.28x**	0.29x	0.90x
Credit Card and Other			
Period-end loans ($ millions)	**$ 289**	$ 284	$ 312
30+ Delinq. % (a)	**1.45**	1.33	1.43
NPL %	**0.59**	0.75	6.18
Charge-offs %	**3.36**	5.23	10.75
Allowance / loans %	**2.39**	2.49	4.13
Allowance / charge-offs	**0.73x**	0.46x	0.32x
Restricted real estate and secured borrowings			
Period-end loans ($ millions) (e)	**$ 416**	$ 641	$ 757
30+ Delinq. % (a)	**1.68**	3.15	3.12
NPL % (c)	**1.92**	1.04	0.82
Charge-offs %	**4.19**	4.50	5.63
Allowance / loans %	**3.39**	4.97	6.26
Allowance / charge-offs	**0.68x**	1.02x	1.01x

Certain previously reported amounts have been reclassified to agree with current presentation.
Loans are expressed net of unearned income.
(a) 30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.
(b) 2012 decline affected by a large relationship that was upgraded to accrual status.
(c) 2012 NPL levels affected by placing discharged bankruptcies and current second liens behind FHN-serviced first liens with performance issues on nonaccrual in 2012.
(d) 2011 includes $40.2 million of NCO recognized due to sale of nonperforming mortgages.
(e) 2012, 2011, and 2010 include $402.4 million, $600.2 million and $701.8 million of consumer real estate loans and $13.2 million, $40.6 million and $55.7 million of permanent mortgage loans, respectively.

Allowance for Loan Losses

Management's policy is to maintain the ALLL at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. See Note – 1 Summary of Significant Accounting Policies for detailed discussion regarding FHN's policy for determining the ALLL. The total allowance for loan losses decreased 28 percent to $277.0 million on December 31, 2012 from $384.4 million on December 31, 2011. Continued aggregate improvement in borrowers' financial conditions in 2012 contributed to the decline in the ALLL from a year ago. Overall the portfolio composition has changed as more than $740 million of non-strategic balances have been reduced while the regional bank loan portfolio grew year over year driven by loans to mortgage companies, corporate lending, and consumer real estate installment loans. As loans with higher levels of probable incurred loss content have been removed from the portfolio, the allowance estimate results in lower required reserves. Additionally, the remaining portfolio has improved as commercial problem loan borrowers continue to adapt to the operating environment, FHN has been proactively identifying and working with problem borrowers, and there was modest improvement in economic conditions in 2012. The ratio of allowance for loan losses to total loans, net of unearned income, decreased to 1.66 percent on December 31, 2012, from 2.34 percent on December 31, 2011. The allowance attributable to individually impaired loans was $75.2 million compared to $88.1 million on December 31, 2012 and 2011, respectively.

The provision for loan losses is the charge to earnings necessary to maintain the ALLL at a sufficient level reflecting management's estimate of probable incurred losses in the loan portfolio. The provision for loan losses increased 77 percent to $78.0 million in 2012 from $44.0 million in 2011. Approximately $23 million of the 2012 provision is associated with implementation of the regulatory changes related to discharged bankruptcies. The provision in 2011 includes losses on loan sales of approximately $36 million relating to the sale of nonperforming permanent mortgages and commercial loans.

FHN expects asset quality trends to be relatively stable to slightly improving in 2013; that expectation depends upon a continued economic recovery, among other things, which may or may not occur. The C&I portfolio is expected to continue to show positive trends but the rate of improvement may continue to slow in 2013 and short-term volatility is possible. There has been aggregate improvement in the risk profile of commercial borrowers which has resulted in upward grade migration which began in late 2010 and continued through the end of 2012. The income CRE portfolio remains under stress; however, FHN has observed signs of improvement as property values stabilize and guarantors have been willing to support borrowers. The remaining non-strategic consumer real estate and permanent mortgage portfolios should continue to wind down and will have less of an impact on the overall credit metrics in the future in comparison to prior periods. Continued improvement in performance of the consumer real estate portfolio assumes an ongoing economic recovery as consumer delinquency and loss rates are highly correlated with unemployment trends. Additionally, certain asset quality ratios are likely to be impacted in 2013 as FHN continues to evaluate alternatives for obtaining performance data from third parties on first liens serviced by others related to FHN's stand-alone second liens.

Consolidated Net Charge-offs

Net charge-offs were $185.4 million in 2012 compared with $324.4 million in 2011. The ALLL was 1.49 times net charge-offs for 2012 compared with 1.18 times net charge-offs for 2011. The net charge-offs to average loans ratio decreased from 2.02 percent in 2011 to 1.14 percent in 2012 due to a 43 percent decline in net charge-offs. Net charge-offs for all the portfolios declined in 2012 and were primarily attributable to improved performance of the loan portfolio and continued reduction of the non-strategic portfolios. Significant items affecting net charge-off trends were the recognition of approximately $33 million in charge-offs associated with charging-down discharged bankruptcies to net realizable value in 2012 and $47.6 million of charge-offs associated with bulk sales in 2011, a majority of which were in nonperforming permanent mortgages.

The decline in the commercial loan net charge-offs contributed to approximately 40 percent of the decline in the total consolidated net charge-offs. The improved performance of C&I loans contributed to a $40.4 million reduction of the commercial net charge-offs with the remaining decline of $14.6 million attributable to the CRE portfolio.

Improvement of the retail portfolios contributed to an $84.0 million decline in consolidated net charge-offs despite the impact of the regulatory changes related to discharged bankruptcies in 2012. $27.1 million of the net charge-offs related to the guidance were attributable to the consumer real estate portfolio, $3.3 million associated with restricted loans (mainly HELOCs), and $2.6 million were associated with the permanent mortgage portfolio. Net

charge-offs of consumer real estate loans declined $8.8 million with the majority attributable to the non-strategic segment. Permanent mortgage net charge-offs declined $58.7 million from a year ago as 2011 included $40.2 million of charge-offs associated with the bulk sale of nonperforming permanent mortgages. The net charge-offs of restricted and secured real estate loans decreased $10.6 million to $20.8 million in 2012 from 2011. Some of the decline is attributable to reclassification of approximately $137 million of loans to the unrestricted portfolio due to exercise of clean-up calls in 2012.

The following table provides consolidated asset quality information for 2008 through 2012.

Table 16 – Analysis of Allowance for Loan Losses and Charge-offs

(Dollars in thousands)	**2012**	2011	2010	2009	2008
Allowance for loan losses:					
Beginning balance	**$ 384,351**	$ 664,799	$ 896,914	$ 849,210	$ 342,341
Adjustment due to amendments of ASC 810	**-**	-	24,578	-	-
Provision for loan losses	**78,000**	44,000	270,000	880,000	1,080,000
Acquisitions/(divestitures), net	**-**	-	-	-	(370)
Charge-offs:					
Commercial, financial, and industrial	**30,887**	76,728	97,272	129,283	105,621
Commercial real estate	**19,977**	41,147	127,323	277,461	193,518
Consumer real estate	**126,253**	132,427	188,694	224,853	124,102
Permanent mortgage	**13,604**	74,614	67,829	63,004	6,913
OTC	**452**	5,236	30,609	161,730	143,541
Credit card and other	**12,172**	14,017	16,955	20,630	18,733
Restricted real estate loans and secured borrowings	**21,665**	33,099	47,859	N/A	N/A
Total charge-offs	**225,010**	377,268	576,541	876,961	592,428
Recoveries:					
Commercial, financial, and industrial	**11,151**	16,562	11,630	7,594	4,495
Commercial real estate	**4,475**	11,047	13,030	10,790	2,386
Consumer real estate	**16,891**	14,268	15,464	16,244	7,269
Permanent mortgage	**3,024**	5,375	1,658	797	546
OTC	**295**	327	4,162	6,529	2,253
Credit card and other	**2,907**	3,490	3,068	2,711	2,718
Restricted real estate loans and secured borrowings	**879**	1,751	836	N/A	N/A
Total recoveries	**39,622**	52,820	49,848	44,665	19,667
Net charge-offs	**185,388**	324,448	526,693	832,296	572,761
Ending balance	**$ 276,963**	$ 384,351	$ 664,799	$ 896,914	$ 849,210
Reserve for unfunded commitments	**$ 4,145**	$ 6,945	$ 14,253	$ 19,685	$ 18,752
Total of allowance for loan losses and reserve for unfunded commitments	**281,108**	391,296	679,052	916,599	867,962
Loans and commitments:					
Total period end loans, net of unearned	**$16,708,582**	$16,397,127	$16,782,572	$18,123,884	$21,278,190
Insured retail residential and construction loans (a)	**40,672**	99,024	174,621	365,602	591,116
Loans excluding insured loans	**$16,667,910**	$16,298,103	$16,607,951	$17,758,282	$20,687,074
Remaining unfunded commitments	**$ 7,993,218**	$ 7,435,228	$ 7,903,537	$ 8,370,960	$ 9,600,616
Average loans, net of unearned	**$16,205,403**	$16,056,818	$17,131,798	$19,579,267	$21,660,704
Reserve Rates					
Total commercial loans					
Allowance/loans %	**1.17%**	1.98%	4.38%	5.04%	3.53%
Period End Loans % of Total	**60**	57	54	53	52
Consumer real estate (b)					
Allowance/loans %	**2.27**	2.80	3.04	3.10	2.35
Period End Loans % of Total	**34**	36	38	38	36
Permanent mortgage					
Allowance/loans % (b)	**3.26**	3.16	5.69	11.41	4.76
Period End Loans % of Total	**4**	5	6	6	5
OTC (Consumer Residential Construction Loans)					
Allowance/loans %	*****	9.24	22.80	26.85	20.44
Period End Loans % of Total	*****	*	*	1	5
Credit card and other					
Allowance/loans %	**2.40**	2.44	2.90	4.45	6.60
Period End Loans % of Total	**2**	2	2	2	2
Allowance and net charge-off ratios					
Allowance to total loans	**1.66**	2.34	3.96	4.95	3.99
Allowance to total loans excluding insured loans	**1.66**	2.36	4.00	5.05	4.11
Net charge-offs to average loans	**1.14**	2.02	3.07	4.25	2.64
Allowance to net charge-offs	**1.49x**	1.18x	1.26x	1.08x	1.48x

* Amount is less than one percent.
N/A - not applicable
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Whole-loans insurance has been obtained on certain retail residential and construction loans.
(b) Includes restricted real estate loans.

Nonperforming Assets

Nonperforming loans are loans placed on nonaccrual status if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance, or on a case-by-case basis if FHN continues to receive payments but there are atypical loan structures or other borrower-specific issues. FHN does have a meaningful portion of loans that are classified as nonaccrual but where loan payments are received including residential real estate loans where the borrower has been discharged of personal obligation through bankruptcy and current second liens behind FHN-serviced first liens with performance issues. These, along with foreclosed real estate, excluding foreclosed real estate from government insured mortgages, represent nonperforming assets ("NPAs"). Foreclosed assets are recognized at fair value less estimated costs of disposal at foreclosure. See Note 1 – Summary of Significant Accounting Policies for additional detail regarding FHN's policies for nonaccrual loans.

Total nonperforming assets (including NPLs HFS) decreased to $419.4 million on December 31, 2012, from $521.2 million on December 31, 2011. Nonperforming assets (excluding NPLs HFS) decreased to $308.8 million on December 31, 2012, from $423.0 million on December 31, 2011. The nonperforming assets ratio (nonperforming assets excluding NPLs HFS to total period-end loans plus foreclosed real estate and other assets) decreased to 1.84 percent in 2012 from 2.57 percent in 2011 due to a 27 percent decline in nonperforming assets. Nonperforming loans declined $87.1 million to $267.0 million on December 31, 2012, largely driven by improvement in the commercial portfolios.

Nonperforming C&I loans decreased to $122.6 million in 2012 from $162.2 million in 2011. Commercial real estate NPLs decreased $69.4 million to $45.6 million in 2012. Both the C&I and Residential CRE portfolios had large individual credits upgraded to accrual status in 2012. Consumer nonperforming loans increased to $98.9 million from $76.9 million in 2011, with $21.8 million of the increase related to the consumer real estate portfolio. The increase in NPLs includes $42.3 million of discharged bankruptcies on nonaccrual in third quarter 2012, 80 percent of which are current. Additionally consumer NPLs also include $6.9 million of current second liens that were placed on nonaccrual status because the associated FHN-serviced first liens had performance issues. Nonperforming loans classified as HFS increased $12.4 million to $110.6 million before negative fair value adjustments of $59.2 million on December 31, 2012. Loans in HFS are recorded at elected fair value or lower of cost or market and do not carry reserves.

The ratio of ALLL to NPLs in the loan portfolio decreased to 1.04 times in 2012 compared to 1.09 times in 2011 driven by lower reserve balances. Because individually impaired collateral dependent loans are charged down to net realizable value, this ratio becomes skewed as these loans are included in nonperforming loans but reserves for these loans are typically not carried in the ALLL as impairment is charged off. The individually impaired collateral dependent loans that do not carry reserves were $117.1 million on December 31, 2012, compared with $125.3 million on December 31, 2011. Consequently, NPLs in the loan portfolio for which reserves are actually carried were $150.0 million as of December 31, 2012. Charged-down individually impaired collateral dependent loans represented 44 percent of nonperforming loans in the loan portfolio as of December 31, 2012.

Generally, when a loan is placed on nonaccrual status, FHN applies the entire amount of any subsequent payments (including interest) to the outstanding principal balance. Consequently, a substantial portion of the interest received related to nonaccrual loans has been applied to principal. Under the original terms of the loans, interest income would have been approximately $14 million, $17 million, and $34 million for nonaccrual and impaired loans during 2012, 2011, and 2010, respectively.

The balance of foreclosed real estate, exclusive of inventory from government insured mortgages, decreased to $41.8 million as of December 31, 2012 from $68.9 million as of December 31, 2011. Table 17 provides an activity rollforward of foreclosed real estate balances for December 31, 2012 and 2011. Both inflows of assets into foreclosure status and the amount disposed declined in 2012 when compared with 2011. The decline in inflow is primarily due to an overall slowdown in foreclosure proceedings nationwide given additional scrutiny from regulators of the foreclosure practices of financial institutions and mortgage companies and also due to FHN's continued efforts to avoid foreclosures by restructuring loans and working with borrowers. Negative adjustments to the fair value of foreclosed assets decreased $8.0 million between the periods to $9.4 million in 2012. See the discussion of Foreclosure Practices in the Market Uncertainties and Prospective Trends section of MD&A for information regarding the impact on FHN.

Table 17 – Rollforward of Foreclosed Real Estate

(Dollars in thousands)	**2012**	2011
Balance on January 1 (a)	**$ 68,884**	$110,536
Valuation adjustments	**(9,422)**	(17,469)
New foreclosed property	**33,558**	63,043
Capitalized expenses	**659**	2,340
Disposals:		
Single transactions	**(47,571)**	(83,006)
Bulk sales	**(4,341)**	(6,130)
Auctions	**-**	(430)
Balance on December 31 (a)	**$ 41,767**	$ 68,884

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Excludes foreclosed real estate related to government insured mortgages.

Past Due Loans and Potential Problem Assets

Past due loans are loans contractually past due 90 days or more as to interest or principal payments, but which have not yet been put on nonaccrual status. Loans in the portfolio that are 90 days or more past due decreased to $42.3 million on December 31, 2012, from $51.8 million on December 31, 2011. Loans 30 to 89 days past due decreased $29.9 million to $80.9 million on December 31, 2012. The decrease of past due loan balances are mainly due to enhanced collection practices, loss mitigation activities and overall improvement in performance of the retail portfolios combined with run-off of the non-strategic components.

Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Office of the Comptroller of the Currency ("OCC") for loans classified substandard. Potential problem assets in the loan portfolio, which includes loans past due 90 days or more and still accruing, decreased to $496.3 million on December 31, 2012, from $729.4 million on December 31, 2011. The current expectation of losses from potential problem assets has been included in management's analysis for assessing the adequacy of the allowance for loan losses.

Table 18 – Nonperforming Assets and Delinquencies on December 31

(Dollars in thousands)	**2012**	2011	2010	2009	2008
Total nonperforming loans (a)	**$ 377,601**	$ 452,276	$ 725,966	$ 937,684	$ 1,053,649
Total foreclosed real estate & other assets (b)	**41,767**	68,884	110,536	113,709	104,308
Total nonperforming assets	**419,368**	521,161	836,502	1,051,393	1,157,957
Total loans, net of unearned income	**16,708,582**	16,397,127	16,782,572	18,123,884	21,278,190
Foreclosed real estate from GNMA loans	**18,923**	16,360	14,865	11,481	21,230
Potential problem assets (c)	**496,308**	729,421	1,144,185	1,382,698	1,180,942
Loans 30 to 89 days past due	**80,892**	110,813	173,233	291,022	360,735
Loans 30 to 89 days past due – guaranteed portion (d)	**47**	67	3,801	76	94
Loans 90 days past due	**42,250**	51,776	79,244	137,823	85,364
Loans 90 days past due - guaranteed portion (d)	**155**	159	264	239	228
Loans held for sale 30 to 89 days past due	**21,437**	9,817	17,291	35,047	45,307
Loans held for sale 30 to 89 days past due – guaranteed portion (d)	**14,665**	7,418	6,980	35,047	45,296
Loans held for sale 90 days past due	**43,767**	54,649	49,409	44,520	47,704
Loans held for sale 90 days past due – guaranteed portion (d)	**36,478**	42,090	39,620	40,013	42,250
Ratios:					
Allowance to nonperforming loans in the loan portfolio	**1.04x**	1.09x	1.03x	1.00x	0.81x
NPL % (e)	**1.60%**	2.16%	3.85%	4.96%	4.91%
NPA % (f)	**1.84%**	2.57%	4.48%	5.56%	5.38%

(a) 2012, 2011, 2010, 2009 and 2008 include $110.6 million, $98.2 million, $79.1 million, $38.3 million and $8.5 million respectively, of loans held for sale.
(b) Excludes foreclosed real estate from government-insured mortgages.
(c) Includes past due loans.
(d) Guaranteed loans include FHA, VA, and GNMA loans repurchased through the GNMA buyout program.
(e) Nonperforming loans in the loan portfolio to total period end loans.
(f) Nonperforming assets related to the loan portfolio to total loans plus foreclosed real estate and other assets.

Troubled Debt Restructuring and Loan Modifications

As part of FHN's ongoing risk management practices, FHN attempts to work with borrowers when appropriate, to extend or modify loan terms to better align with their current ability to repay. Extensions and modifications to loans are made in accordance with internal policies and guidelines which conform to regulatory guidance. Each occurrence is unique to the borrower and is evaluated separately. In a situation where an economic concession has been granted to a borrower that is experiencing financial difficulty, FHN identifies and reports that loan as a Troubled Debt Restructuring ("TDR"). FHN considers regulatory guidelines when restructuring loans to ensure that prudent lending practices are followed. As such, qualification criteria and payment terms consider the borrower's current and prospective ability to comply with the modified terms of the loan. Additionally, FHN structures loan modifications to amortize the debt within a reasonable period of time. See Note 4—Loans for further discussion regarding TDRs.

Commercial Loan Modifications

As part of FHN's credit risk management governance processes, the Loan Rehab and Recovery Department ("LRRD") is responsible for managing most commercial relationships with borrowers whose financial condition has deteriorated to such an extent that the credits are being considered for impairment, classified as substandard or worse, placed on nonaccrual status, foreclosed or in process of foreclosure, or in active or contemplated litigation. LRRD has the authority and responsibility to enter into workout and/or rehabilitation agreements with troubled commercial borrowers in order to mitigate and/or minimize the amount of credit losses recognized from these problem assets. The range of commercial workout strategies utilized by LRRD to mitigate the likelihood of loan losses is commensurate with the degree of commercial credit quality deterioration. While every circumstance is different, LRRD will generally use forbearance agreements (generally 3-6 months) as an element of commercial loan workouts, which include reduced interest rates, reduced payments, release of guarantor, or entering into short sale agreements. Senior credit management tracks classified loans and performs periodic reviews of such assets to understand FHN's interest in the borrower, the most recent financial results of the borrower, and the associated loss mitigation approaches and/or exit plans that have been developed for those relationships. After initial identification, relationship managers prepare regular updates for review and discussion by more senior business line and credit officers.

The individual impairment assessments completed on commercial loans in accordance with the Accounting Standards Codification Topic related to Troubled Debt Restructurings ("ASC 310-40") include loans classified as TDRs as well as loans that may have been modified yet not classified as TDRs by management. For example, a modification of loan terms that management would generally not consider to be a TDR could be a temporary extension of maturity to allow a borrower to complete an asset sale whereby the proceeds of such transaction are to be paid to satisfy the outstanding debt. Additionally, a modification that extends the term of a loan but does not involve reduction of principal or accrued interest, in which the interest rate is adjusted to reflect current market rates for similarly situated borrowers is not considered a TDR. Nevertheless, each assessment will take into account any modified terms and will be comprehensive to ensure appropriate impairment assessment. If individual impairment is identified, management will either hold specific reserves on the amount of impairment, or if the loan is collateral dependent, write down the carrying amount of the asset to the net realizable value of the collateral.

Consumer Loan Modifications

Although FHN does not currently participate in any of the loan modification programs sponsored by the U.S. government, FHN does modify consumer loans using the parameters of Home Affordable Modification Programs ("HAMP"). Generally, a majority of loans modified under any such proprietary programs are classified as TDRs. In 2012, the OCC clarified that the discharge of personal liability through bankruptcy proceedings should be considered a concession and bankruptcy evidences financial difficultly. As a result, FHN classified all non-reaffirmed residential real estate loans discharged through bankruptcy as nonaccruing TDRs in 2012.

Within the HELOC, R/E installment loans, and permanent mortgage classes of the consumer portfolio segment, TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 1 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt ratio. Contractual maturities may be extended to 40 years on permanent mortgages and to 30 years for consumer real estate loans. Within the credit card class of the consumer portfolio segment, TDRs are typically modified through

either a short-term credit card hardship program or a longer-term credit card workout program. In the credit card hardship program, borrowers may be granted rate and payment reductions for 6 months to 1 year. In the credit card workout program, customers are granted a rate reduction to 0 percent and term extensions for up to 5 years to pay off the remaining balance.

Following classification as a TDR, modified loans within the consumer portfolio which were previously evaluated for impairment on a collective basis determined by their smaller balances and homogenous nature become subject to the impairment guidance in ASC 310-10-35 which requires individual evaluation of the debt for impairment. However, as applicable accounting guidance allows, FHN may aggregate certain smaller-balance homogeneous TDRs and use historical statistics, such as aggregated charge-off amounts and average amounts recovered, along with a composite effective interest rate to measure impairment when such impaired loans have risk characteristics in common.

On December 31, 2012 and 2011, FHN had $372.4 million and $284.2 million portfolio loans classified as TDRs, respectively. For TDRs in the loan portfolio, FHN had loan loss reserves of $58.9 million and $52.7 million, or 16 percent and 19 percent of TDR balances, as of December 31, 2012 and 2011, respectively. Additionally, FHN had restructured $178.2 million and $98.0 million in UPB of loans HFS as of December 31, 2012 and 2011, respectively. The rise in TDRs from 2011 resulted from increased consumer loan modifications of troubled borrowers in an attempt to prevent foreclosure and to mitigate losses to FHN, and also due to the classification of discharged bankruptcies as TDRs.

The following table provides a summary of TDRs for the periods ended December 31, 2012 and 2011:

Table 19 – Troubled Debt Restructurings

	As of December 31, 2012		As of December 31, 2011	
(Dollars in thousands)	**Number**	**Amount**	Number	Amount
Held to maturity:				
Permanent mortgage:				
Current	**171**	**$ 96,275**	111	$ 65,915
Delinquent	**9**	**6,337**	6	2,262
Non-accrual (a)	**124**	**32,695**	32	12,783
Total permanent mortgage	**304**	**135,307**	149	80,960
Consumer real estate:				
Current	**1,020**	**113,164**	800	92,493
Delinquent	**50**	**4,749**	28	3,193
Non-accrual (b)	**1,085**	**42,087**	137	16,544
Total consumer real estate	**2,155**	**160,000**	965	112,230
Credit card and other:				
Current	**328**	**759**	369	980
Delinquent	**22**	**59**	35	137
Non-accrual	**-**	**-**	-	-
Total credit card and other	**350**	**818**	404	1,117
Commercial loans:				
Current	**33**	**27,569**	41	38,074
Delinquent	**1**	**83**	6	5,780
Non-accrual	**65**	**48,628**	54	46,059
Total commercial loans	**99**	**76,280**	101	89,913
Total held to maturity	**2,908**	**372,405**	1,619	284,220
Held-for-sale: (c)				
Current	**462**	**103,157**	244	54,217
Delinquent	**161**	**33,185**	140	21,878
Non-accrual (d)	**167**	**41,902**	56	21,875
Total held-for-sale	**790**	**178,244**	440	97,970
Total troubled debt restructurings	**3,698**	**$550,649**	2,059	$382,190

(a) Balance as of December 31, 2012 includes $11.6 million of discharged bankruptcies.
(b) Balance as of December 31, 2012 includes $30.7 million of discharged bankruptcies.
(c) Loans HFS are reported above at UPB and are accounted for at elected fair value. The average negative fair value mark taken in 2012 was approximately 53% of UPB.
(d) Balance as of December 31, 2012 includes $18.7 million of discharged bankruptcies.

RISK MANAGEMENT

FHN derives revenue from providing services and, in many cases, assuming and managing risk for profit which exposes the Company to business strategy and reputational, interest rate, liquidity, market, capital adequacy, operational, compliance, and credit risks that require ongoing oversight and management. FHN has an enterprise-wide approach to risk governance, measurement, management, and reporting including an economic capital allocation process that is tied to risk profiles used to measure risk-adjusted returns. Through an enterprise-wide risk governance structure and a statement of risk tolerance approved by the Board, management continually evaluates the balance of risk/return and earnings volatility with shareholder value.

FHN's enterprise-wide risk governance structure begins with the Board. The Board, working with the Executive & Risk Committee of the Board, establishes the Company's risk tolerance by approving policies and limits that provide standards for the nature and the level of risk the Company is willing to assume. The Board regularly receives reports on management's performance against the Company's risk tolerance primarily through the Board's Executive & Risk and Audit Committees.

To further support the risk governance provided by the Board, FHN has established accountabilities, control processes, procedures, and a management governance structure designed to align risk management with risk-taking throughout the Company. The control procedures are aligned with FHN's four components of risk governance: (1) Specific Risk Committees; (2) the Risk Management Organization; (3) Business Unit Risk Management; and (4) Independent Assurance Functions.

1. Specific Risk Committees: The Board has delegated authority to the Chief Executive Officer ("CEO") to manage Business Strategy and Reputation Risk, and the general business affairs of the Company under the Board's oversight. The CEO utilizes the executive management team and the Executive Risk Management Committee to carry out these duties and to analyze existing and emerging strategic and reputation risks and determines the appropriate course of action. The Executive Risk Management Committee is comprised of the CEO and certain officers designated by the CEO. The Executive Risk Management Committee is supported by a set of specific risk committees focused on unique risk types (e.g. liquidity, credit, operational, etc). These risk committees provide a mechanism that assembles the necessary expertise and perspectives of the management team to discuss emerging risk issues, monitor the Company's risk-taking activities, and evaluate specific transactions and exposures. These committees also monitor the direction and trend of risks relative to business strategies and market conditions and direct management to respond to risk issues.

2. The Risk Management Organization: The Company's risk management organization, led by the Chief Risk Officer and Chief Credit Officer, provides objective oversight of risk-taking activities. The risk management organization translates FHN's overall risk tolerance into approved limits and formal policies and is supported by corporate staff functions, including the Corporate Secretary, Legal, Finance, Human Resources, and Technology. Risk management also works with business units and functional experts to establish appropriate operating standards and monitor business practices in relation to those standards. Additionally, risk management proactively works with business units and senior management to focus management on key risks in the Company and emerging trends that may change FHN's risk profile. The Chief Risk Officer has overall responsibility and accountability for enterprise risk management and aggregate risk reporting.

3. Business Unit Risk Management: The Company's business units are responsible for identifying, acknowledging, quantifying, mitigating, and managing all risks arising within their respective units. They determine and execute their business strategies, which puts them closest to the changing nature of risks and they are best able to take the needed actions to manage and mitigate those risks. The business units are supported by the risk management organization that helps identify and consider risks when making business decisions. Management processes, structure, and policies are designed to help ensure compliance with laws and regulations as well as provide organizational clarity for authority, decision-making, and accountability. The risk governance structure supports and promotes the escalation of material items to executive management and the Board.

4. Independent Assurance Functions: Internal Audit, Credit Risk Assurance, and Model Validation provide an independent and objective assessment of the design and execution of the Company's internal control

system, including management systems, risk governance, and policies and procedures. These groups' activities are designed to provide reasonable assurance that risks are appropriately identified and communicated; resources are safeguarded; significant financial, managerial, and operating information is complete, accurate, and reliable; and employee actions are in compliance with the Company's policies and applicable laws and regulations. Internal Audit and Model Validation report to the Audit Committee of the Board while Credit Risk Assurance reports to the Executive & Risk Committee of the Board.

MARKET RISK MANAGEMENT

Capital markets buys and sells various types of securities for its customers. When these securities settle on a delayed basis, they are considered forward contracts. Securities inventory positions are generally procured for distribution to customers by the sales staff, and the Asset Liability Committee ("ALCO") policies and guidelines have been established with the objective of limiting the risk in managing this inventory.

CAPITAL MANAGEMENT AND ADEQUACY

The capital management objectives of FHN are to provide capital sufficient to cover the risks inherent in FHN's businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets. The Capital Management Committee, chaired by the Vice President of Treasury and Funds Management reports to ALCO and is responsible for capital management oversight and provides a forum for addressing management issues related to capital adequacy. This committee reviews sources and uses of capital, key capital ratios, segment economic capital allocation methodologies, and other factors in monitoring and managing current capital levels, as well as potential future sources and uses of capital. The Capital Management Committee also recommends capital management policies, which are submitted for approval to ALCO and the Executive & Risk Committee and the Board as necessary.

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss from inadequate or failed internal processes, people, and systems or from external events. This risk is inherent in all businesses. Operational risk is divided into the following risk areas, which have been established at the corporate level to address these risks across the entire organization:

- Business Continuity Planning/Records Management
- Compliance/Legal
- Program Governance
- Fiduciary
- Security/Internal and External Fraud
- Financial (including disclosure)
- Information Technology
- Vendor

Management, measurement, and reporting of operational risk are overseen by the Operational Risk, Fiduciary, Financial Governance, and Investment Review Committees. Key representatives from the business segments, operating units, and supporting units are represented on these committees as appropriate. These governance committees manage the individual operational risk types across the company by setting standards, monitoring activity, initiating actions, and reporting exposures and results. Summary reports of these Committees' activities and decisions are provided to the Executive Risk Management Committee. Emphasis is dedicated to refinement of processes and tools to aid in measuring and managing material operational risks and providing for a culture of awareness and accountability.

COMPLIANCE RISK MANAGEMENT
Compliance risk is the risk of legal or regulatory sanctions, material financial loss, or loss to reputation as a result of failure to comply with laws, regulations, rules, related self-regulatory organization standards, and codes of conduct applicable to FHN's activities. Management, measurement, and reporting of compliance risk are overseen by the Operational Risk Committee. Key executives from the business segments, legal, risk management, and service functions are represented on the Committee. Summary reports of Committee activities and decisions are provided to the appropriate governance committees. Reports include the status of regulatory activities, internal compliance program initiatives, and evaluation of emerging compliance risk areas.

CREDIT RISK MANAGEMENT
Credit risk is the risk of loss due to adverse changes in a borrower's or counterparty's ability to meet its financial obligations under agreed upon terms. FHN is subject to credit risk in lending, trading, investing, liquidity/funding, and asset management activities. The nature and amount of credit risk depends on the types of transactions, the structure of those transactions and the parties involved. In general, credit risk is incidental to trading, liquidity/funding, and asset management activities, while it is central to the profit strategy in lending. As a result, the majority of credit risk is associated with lending activities.

FHN assesses and manages credit risk through a series of policies, processes, measurement systems, and controls. The Credit Risk Management Committee ("CRMC") is responsible for overseeing the management of existing and emerging credit risks in the company within the broad risk tolerances established by the Board. The Credit Risk Management function, led by the Chief Credit Officer, provides strategic and tactical credit leadership by maintaining policies, overseeing credit approval and servicing, and managing portfolio composition and performance.

The CRMC reviews on a periodic basis various reports issued by assurance functions which give it independent assessment of adequacy of loan servicing, grading and other key functions. Additionally, CRMC is presented and discusses various portfolios, lending activity and lending related projects. The Credit Risk Management function assesses the portfolio trends and the results of these processes and utilizes this information to inform management regarding the current state of credit quality and as a factor of the estimation process for determining the allowance for loan losses.

All of the above activities are subject to independent review by FHN's Credit Risk Assurance Group. The Executive Vice President of Credit Risk Assurance is appointed by and reports to the Executive & Risk Committee of the Board. Credit Risk Assurance is charged with providing the Board and executive management with independent, objective, and timely assessments of FHN's portfolio quality, credit policies, and credit risk management processes.

Management strives to identify potential problem loans and nonperforming loans early enough to correct the deficiencies and prevent further credit deterioration. It is management's objective that both charge-offs and asset write-downs are recorded promptly based on management's assessments of the borrower's ability to repay and current collateral values.

INTEREST RATE RISK MANAGEMENT
Interest rate risk is the risk that changes in interest rates will adversely affect assets, liabilities, capital, income, and/or expense at different times or in different amounts. ALCO, a committee consisting of senior management that meets regularly, is responsible for coordinating the financial management of interest rate risk. FHN primarily manages interest rate risk by structuring the balance sheet to attempt to maintain the desired level of associated earnings while operating within prudent risk limits and thereby preserving the value of FHN's capital.

Net interest income and the financial condition of FHN are affected by changes in the level of market interest rates as the repricing characteristics of loans and other assets do not necessarily match those of deposits, other borrowings, and capital. When earning assets reprice more quickly than liabilities (when the balance sheet is asset-sensitive), net interest income will benefit in a rising interest rate environment and will be negatively impacted when interest rates decline. In the case of floating rate assets and liabilities with similar repricing frequencies, FHN may also be exposed to basis risk which results from changing spreads between earning and borrowing rates.

Net Interest Income Simulation Analysis

Management uses interest rate exposure models to formulate strategies to improve balance sheet positioning, earnings, or both, within FHN's interest rate risk, liquidity, and capital guidelines. The information provided in this section, including the discussion regarding simulation analysis and rate shock analysis, is forward-looking. Actual results could differ because of interest rate movements, the ability of management to execute its business plans, and other factors, including those presented in the Forward-Looking Statements section of this MD&A. FHN uses simulation analysis as its primary tool to evaluate interest rate risk exposure. This type of analysis computes net interest income at risk under a variety of market interest rate scenarios to dynamically identify interest rate risk exposures exclusive of the potential impact on fee income. This simulation, which considers forecasted balance sheet changes, prepayment speeds, deposit mix, pricing impacts, and other changes in the net interest spread, provides an estimate of the annual net interest income at risk for given changes in interest rates. The results help FHN develop strategies for managing exposure to interest rate risk. Like any forecasting technique, interest rate simulation modeling is based on a number of assumptions and judgments. In this case, the assumptions relate primarily to loan and deposit growth, asset and liability prepayments, interest rates, and on- and off-balance sheet hedging strategies. Management believes the assumptions used in its simulations are reasonable. Nevertheless, simulation modeling provides only a sophisticated estimate, not a precise calculation of exposure to changes in interest rates.

The simulation models used to analyze net interest income create various at-risk scenarios looking at increases and/or decreases in interest rates from instantaneous and staggered movements over a certain time period. In addition, the risk of changes in the yield curve is estimated by flattening and steepening the yield curve to extreme historical levels to simulate net interest income exposure. Management reviews these different scenarios to determine alternative strategies and executes based on that evaluation. The models are regularly updated to incorporate management action. Any scenarios that indicate a change in net interest income of 3 percent or more from a base net interest income are presented to the Board quarterly. At December 31, 2012, the interest rate environment remained at a low level. Under these market conditions, traditional scenarios forecasting declining rates are not meaningful. Accordingly, declining rate shock scenarios (including minus 25 basis points and minus 200 basis points) that had been modeled in prior periods were not performed.

The remaining scenarios performed attempt to capture risk to net interest income from rising rates and changes in the shape of the yield curve. Based on the rate sensitivity position on December 31, 2012, net interest income exposure over the next 12 months to a rate shock of plus 200 basis points is estimated to be a favorable variance of approximately 11.5 percent of base net interest income. A flattening yield curve scenario where long-term rates decrease and short-term rates are static, results in an unfavorable variance in net interest income of approximately negative 2.6 percent of base net interest income. These hypothetical scenarios are used as one estimate of risk, and do not necessarily represent management's current view of future interest rates or market developments.

While the continuing low interest rate environment is not expected to have a significant impact on the capital position of FHN, the ability to expand net interest margin in this environment, without assuming additional credit risk, continues to be a challenge for FHN. Assuming the historically low interest rate environment persists, net interest margin will continue to decline as yields on fixed rate loans and investment securities decrease due to the combination of asset prepayments and lower reinvestment rates. With core deposit rates at historically low levels, there is little opportunity to offset the yield declines in fixed rate assets with corresponding declines in deposit rates.

Fair Value Shock Analysis

Interest rate risk and the slope of the yield curve also affects the fair value of MSR and capital markets trading inventory that are reflected in mortgage banking and capital markets' noninterest income, respectively. Low or declining interest rates typically lead to lower servicing-related income due to the impact of higher loan prepayments on the value of MSR while high or rising interest rates typically increase servicing-related income. To determine the amount of interest rate risk and exposure to changes in fair value of MSR, FHN uses multiple scenario rate shock analysis, including the magnitude and direction of interest rate changes, prepayment speeds, and other factors that could affect mortgage banking income.

Generally, low or declining interest rates with a positively sloped yield curve tend to increase capital markets' income through higher demand for fixed income products. Additionally, the fair value of capital markets' trading inventory can fluctuate as a result of differences between current interest rates when compared to the interest rates of fixed-income securities in the trading inventory.

Derivatives
FHN utilizes derivatives to protect against unfavorable fair value changes resulting from changes in interest rates of MSR and other retained assets. Derivative instruments are also used to protect against the risk of loss arising from adverse changes in the fair value of a portion of capital markets' securities inventory due to changes in interest rates. Interest rate contracts (potentially including swaps and swaptions) and mortgage forward purchase contracts are utilized to protect against MSR prepayment risk that generally accompanies declining interest rates. Net interest income earned on swaps and similar derivative instruments, used to protect the value of MSR, increases when the yield curve steepens and decreases when the yield curve flattens or inverts. Capital markets may enter into futures and options contracts to economically hedge interest rate risk associated with changes in fair value currently recognized in capital markets' noninterest income.

Other than the impact related to the immediate change in market value of the balance sheet, such as MSR, these simulation models and related hedging strategies exclude the dynamics related to how fee income and noninterest expense may be affected by actual changes in interest rates or expectations of changes. See Note 25 – Derivatives for additional discussion of these instruments.

Table 20 – Risk Sensitivity Analysis

Held for Trading

(Dollars in millions)	2013	2014	2015	2016	2017	2018+	Total	Fair Value
Assets:								
Trading securities	$ 1,245	-	-	-	-	$ 18	$ 1,263	$1,263
Average interest rate	2.36%	-	-	-	-	11.07%	2.77%	
Interest Rate Derivatives (notional value):								
Capital Markets:								
Forward Contracts:								
Commitments to buy	$ 1,579						$ 1,579	$ (2)
Weighted average settlement price	101.63%						101.63%	
Commitments to sell	$ 1,760						$ 1,760	$ 1
Weighted average settlement price	102.21%						102.21%	
Caps purchased		$ 20	$ 72	$ 150		$ 14	$ 256	$ 1
Weighted average strike price		5.74%	3.74%	1.59%		5.26%	2.72%	
Caps written		$ (20)	$ (72)	$(150)		$ (14)	$ (256)	$ (1)
Weighted average strike price		5.74%	3.74%	1.59%		5.26%	2.72%	
Floors purchased			$ 2			$ 1	$ 3	*
Weighted average strike price			1.75%			1.35%	1.60%	
Floors written			$ (2)			$ (1)	$ (3)	*
Weighted average strike price			1.75%			1.35%	1.60%	
Swap contracts purchased	$ 201	$ 84	$ 91	$ 158	$ 121	$ 583	$ 1,238	$ (131)
Average pay rate (fixed)	5.22%	5.72%	5.16%	5.05%	4.57%	5.94%	5.50%	
Average receive rate (floating)	1.77%	3.01%	2.49%	2.18%	1.63%	2.58%	2.33%	
Swap contracts purchased		$ 8					$ 8	*
Average pay rate (floating)		5.00%					5.00%	
Average receive rate (fixed)		5.69%					5.69%	
Swap contracts sold	$ (150)	$ (84)	$ (91)	$(158)	$(115)	$ (583)	$ (1,181)	$ 129
Average pay rate (floating)	2.25%	3.01%	2.49%	2.18%	1.70%	2.58%	2.42%	
Average receive rate (fixed)	5.58%	5.72%	5.16%	5.05%	4.52%	5.94%	5.56%	
Swap contracts sold		$ (8)					$ (8)	*
Average pay rate (fixed)		5.69%					5.69%	
Average pay rate (floating)		5.00%					5.00%	
Futures contracts:								
Commitments to sell	$ 88	$ 88	$ 88				$ 264	*
Weighted average settlement price	99.66%	99.52%	99.26%				99.48%	

* Amount is less than $500,000

LIQUIDITY MANAGEMENT

ALCO also focuses on liquidity management: the funding of assets with liabilities of the appropriate duration, while mitigating the risk of unexpected cash needs. A key objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors, other creditors and borrowers, and the requirements of ongoing operations. This objective is met by maintaining liquid assets in the form of trading securities and securities available for sale, growing core deposits, and the repayment of loans. ALCO is responsible for managing these needs by taking into account the marketability of assets; the sources, stability, and availability of funding; and the level of unfunded commitments. Subject to market conditions and compliance with applicable regulatory requirements from time to time, funds are available from a number of sources including core deposits, the available-for-sale securities portfolio, the Federal Reserve Banks, access to Federal Reserve Bank programs, the FHLB, access to the overnight and term Federal Funds markets, loan sales, syndications, and dealer and commercial customer repurchase agreements.

Over the past few years, FHN has significantly reduced its reliance on unsecured wholesale borrowings. Currently the largest concentration of unsecured borrowings is federal funds purchased from small bank correspondent customers. These funds are considered to be substantially more stable than funds purchased in the national broker markets for federal funds due to the long, historical and reciprocal banking services between FHN and

these correspondent banks. The remainder of FHN's wholesale short-term borrowings is repurchase agreement transactions accounted for as secured borrowings with the bank's business customers or capital markets' broker dealer counterparties.

ALCO manages FHN's exposure to liquidity risk through a dynamic, real time forecasting methodology. Base liquidity forecasts are reviewed in ALCO and are updated as financial conditions dictate. In addition to the baseline liquidity reports, robust stress testing of assumptions and funds availability are periodically reviewed. FHN maintains a contingency funding plan that may be executed should unexpected difficulties arise in accessing funding that affects FHN, the industry as a whole, or both. As a general rule, FHN strives to maintain excess liquidity equivalent to 15 percent or more of total assets.

Core deposits are a significant source of funding and have historically been a stable source of liquidity for banks. Generally, core deposits represent funding from a financial institutions' customer base which provide inexpensive, predictable pricing. The Federal Deposit Insurance Corporation insures these deposits to the extent authorized by law. Generally, these limits are $250 thousand per account owner for interest bearing accounts and unlimited for non-interest bearing accounts. Prior to 2013 a temporary program made unlimited the deposit insurance available to non-interest bearing accounts; that program expired on December 31, 2012. Total loans, excluding loans HFS and restricted real estate loans and secured borrowings, to core deposits ratio was 101 percent in both 2012 and 2011 as FHN experienced growth in both core deposits and the loan portfolio.

Both FHN and FTBNA may access the debt markets in order to provide funding through the issuance of senior or subordinated unsecured debt subject to market conditions and compliance with applicable regulatory requirements. In 2010, FHN issued $500 million of non-callable fixed rate senior notes due in 2015. As of December 31, 2012, FHN had outstanding capital securities representing guaranteed preferred beneficial interests in $206 million of FHN's junior subordinated debentures through a Delaware business trust, wholly owned by FHN, which was eligible for inclusion in Tier 1 Capital. Beginning in 2013, Tier 1 Capital treatment for these securities will begin phasing out. FHN maintains $.4 billion of borrowings which are secured by retail residential real estate loans in consolidated and nonconsolidated securitization trusts. See Note 10 – Term Borrowings and Note 11 – Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures for additional information.

Both FHN and FTBNA have the ability to generate liquidity by issuing preferred or common equity subject to market conditions and compliance with applicable regulatory requirements. In January 2013, FHN issued $100 million of Series A Non-Cumulative Perpetual Preferred Stock. Refer to Note 28 - Other Events for additional information. As of December 31, 2012, FTBNA and subsidiaries had outstanding preferred shares of $.3 billion and are reflected as noncontrolling interest on the Consolidated Statements of Condition. See Note 12 – Preferred Stock and Other Capital for additional information.

Parent company liquidity is primarily provided by cash flows stemming from dividends and interest payments collected from subsidiaries. These sources of cash represent the primary sources of funds to pay cash dividends to shareholders and interest to debt holders. The amount paid to the parent company through FTBNA common dividends is managed as part of FHN's overall cash management process, subject to applicable regulatory restrictions. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, common dividends, loans, or advances. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an amount equal to FTBNA's retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA's 'retained net income' generally is equal to FTBNA's regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the applicable rules, FTBNA's total amount available for dividends was negative $247.5 million as of December 31, 2012 compared to negative $403.9 million at December 31, 2011. Consequently, FTBNA cannot pay common dividends to its sole common stockholder, FHN, or to its preferred shareholders without prior regulatory approval. FTBNA applied for and received approval from the OCC to declare and pay a common dividend to the parent company in the amount of $100 million in 2011 and 2012. FTBNA also applied for and received approval to declare and pay a common dividend to the parent company in the amount of $180 million in January 2013 and has requested approval from the OCC to declare and pay dividends on its preferred stock outstanding payable in April 2013.

Payment of a dividend to common shareholders of FHN is dependent on several factors which are considered by the Board. These factors include FHN's current and prospective capital, liquidity, and other needs, applicable regulatory restrictions, and also availability of funds to FHN through a dividend from FTBNA. Additionally, the Federal Reserve and the OCC have issued policy statements generally requiring insured banks and bank holding companies to pay cash dividends only out of current operating earnings. Consequently, the decision of whether FHN will pay future dividends and the amount of dividends will be affected by current operating results. FHN paid a cash dividend of $.01 per share on January 1, 2013, and the Board approved a $.05 per share cash dividend payable on April 1, 2013, to shareholders of record on March 15, 2013.

CREDIT RATINGS

FHN is currently able to fund a majority of the balance sheet through core deposits which are generally not sensitive to FHN's credit ratings. However, maintaining adequate credit ratings on debt issues and preferred stock is critical to liquidity should FHN need to access funding from other sources, including from long-term debt issuances and certain brokered deposits, at an attractive rate. The availability and cost of funds other than core deposits is also dependent upon marketplace perceptions of the financial soundness of FHN, which include such issues as capital levels, asset quality, and reputation. The availability of core deposit funding is stabilized by federal deposit insurance, which can be removed only in extraordinary circumstances, but may also be influenced to some extent by the same factors that affect other funding sources. FHN's credit ratings are also referenced in various respects in agreements with derivative counterparties as discussed in Note 25 – Derivatives.

The following table provides FHN's most recent credit ratings:

Table 21 – Credit Ratings

	Standard & Poor's (a)	Moody's (b)	Fitch (c)
First Horizon National Corporation			
Overall credit rating: long-term/outlook	BBB-/Negative	Baa2/Negative	BBB-/F3/Stable
Long-term senior debt	BBB-	Baa2	BBB-
Subordinated debt	BB+	Baa3	BB+
Trust preferred capital securities (d)	BB	Ba1	B+
Preferred stock (e)	BB	Ba2	B
First Tennessee Bank National Association			
Overall credit rating: long-term/outlook	BBB/A-2/Negative	Baa1/P-2/Negative	BBB-/F3/Stable
Long-term/short-term deposits	BBB/A-2	Baa1/P-2	BBB/F3
Long-term/short-term senior debt	BBB/A-2	Baa1/P-2	BBB-/F3
Subordinated debt	BBB-	Baa2	BB+
Preferred stock	BB+	Ba1	B
FT Real Estate Securities Company, Inc.			
Preferred stock	BB+	Baa3	

A rating is not a recommendation to buy, sell, or hold securities and is subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

(a) Last change in ratings was on April 23, 2009; outlook changed to Negative on June 28, 2012; ratings/outlook affirmed December 11, 2012.

(b) Last change in ratings was on August 2, 2012.

(c) Last change in ratings was on December 13, 2012.

(d) Guaranteed preferred beneficial interest in First Horizon's junior subordinated debentures issued through a wholly-owned unconsolidated business trust.

(e) First outstanding January 2013.

CASH FLOWS

The Consolidated Statements of Cash Flows provide information on cash flows from operating, investing, and financing activities for the years ended December 31, 2012, 2011 and 2010. The level of cash and cash equivalents increased $278.0 million during 2012 compared to $59.5 million in 2011. Net cash provided by operating and financing activities more than offset cash used by investing activities in 2012 and the net cash provided by investing and operating activities more than offset cash used by financing activities in 2011.

Net cash provided by operating activities was $371.6 million in 2012 compared to $44.0 million in 2011. Operating cash flows in 2012 were driven by $480.5 million of cash-related net income items that were partially offset by changes in operating assets and liabilities. Changes in operating assets and liabilities of $35.0 million and $73.3 million of net changes in assets and liabilities from capital markets trading activities negatively affected cash flow from operating activities. Net cash provided by financing activities was $321.6 million in 2012 compared to net cash used of $151.5 million in 2011. The inflows in 2012 of $704.8 million were primarily the result of increased FHLB borrowings as a result of deposit fluctuations and increased funding needs for loans to mortgage companies and core deposit growth which more than offset cash outflows related to payments and maturities of term borrowings of $234.2 million and cash paid to repurchase common stock of $133.8 million. Cash used by investing activities was $415.2 million in 2012 while investing activities provided $167.0 million of cash during 2011. Cash outflows of $489.3 million from loan growth negatively affected cash flow from investing activities. Activity related to the available-for-sale securities portfolio resulted in a $24.8 million net decrease in cash as securities purchases outpaced sales and maturities in 2012. The decrease was partially offset by a $99.5 million decline in deposits held at the Fed.

Cash provided by investing activities was $167.0 million in 2011, a decrease from $622.2 million during 2010. Cash provided by investing activities was driven by a reduction in the size of the loan portfolio totaling $75.4 million and a $64.9 million decline in deposits held at the Fed. Activity related to the available for sale securities portfolio resulted in a $29.8 million net increase in cash as sales and maturities exceeded purchases during the year. Net cash provided by operating activities was $44.0 million in 2011 compared $768.1 million in 2010. Operating cash flows were driven by cash-related net income which was partially offset by an increase in capital markets activities and a reduction in operating liabilities. Other liabilities declined $291.4 million and increases in capital markets' trading securities and capital markets' receivables totaled $245.3 million. Net cash used in financing activities was $151.5 million in 2011 compared to net cash used of $1.5 billion in 2010. In 2011, cash used by financing activities was largely driven by a reduction of term borrowings of $795.9 million primarily related to the maturity of bank notes and the redemption of subordinated debentures (TRUPs at 8.07 percent), as well as a decrease of $236.0 million in funds from short-term borrowings. In 2011, financing cash flows were favorably impacted by a $1.0 billion increase in deposits. Additionally, FHN paid $79.7 million to repurchase the common stock warrants associated with the preferred CPP and repurchased $45.1 million of common shares during 2011.

Cash flows provided by operating activities were $768.1 million in 2010 and were primarily driven by net income and partially offset by changes in operating assets and liabilities that negatively affected cash flows in 2010. Net cash provided by investing activities was $622.2 million during 2010 and was largely driven by a reduction in the size of the loan portfolio resulting in $993.7 million of positive cash flow during 2010. The favorable impact from the decline in the loan portfolio was partially offset by negative cash flows related to the securities portfolio as purchases more than offset sales and maturities. Net cash used by financing activities was $1.5 billion in 2010. A significant decline in short-term borrowings contributed $1.3 billion to negative cash flows in 2010. The decrease in funds from short-term borrowings was driven by lower period-end usage of FFP, and the repayment of funds borrowed under FRB's Term Auction Facility and from the FHLB. Cash flows from term borrowings includes cash provided as a result of the senior debt offering in fourth quarter 2010 which is partially offset by maturities and the repurchase of bank notes. Net cash used from financing activities was favorably affected by the common equity offering which resulted in net proceeds of $263.1 million in 2010. Liquidity provided by the common stock and debt offerings was more than offset by $866.5 million of cash paid for the repurchase of preferred shares issued through the CPP.

REPURCHASE OBLIGATIONS, OFF-BALANCE SHEET ARRANGEMENTS, AND OTHER CONTRACTUAL OBLIGATIONS

Repurchase and Related Obligations from Loans Originated for Sale

Prior to September 2008, as a means to provide liquidity for its legacy mortgage banking business, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. Some government-insured and government-guaranteed loans were originated with credit recourse retained by FHN and some other mortgages were originated to be held, but predominantly mortgage loans were intended to be sold without recourse for credit default. Sales typically were effected either as non-recourse whole loan sales or through non-recourse proprietary securitizations. Conventional conforming single-family residential mortgage loans were sold predominately to two GSEs: Fannie Mae and Freddie Mac. Also federally insured or guaranteed whole loans were

pooled, and payments to investors were guaranteed through the Government National Mortgage Association ("Ginnie Mae", "Ginnie," or "GNMA"). Many mortgage loan originations, especially those "nonconforming" mortgage loans that did not meet criteria for whole loan sales to the GSEs, or insurance through Ginnie (collectively, the "Agencies"), were sold to investors, or certificate-holders, predominantly through First Horizon branded proprietary securitizations ("FH proprietary securitizations") but also, to a lesser extent, through whole loan sales to private non-Agency purchasers. In addition, FHN originated with the intent to sell and sold HELOCs and second lien mortgages through whole loan sales to private purchasers and, to a lesser extent, through proprietary securitizations.

For non-recourse loan sales, FHN has exposure for repurchase of loans arising from claims that FHN breached its representations and warranties made at closing to the purchasers, including GSEs, other whole loan purchasers, and trustees of FH proprietary securitizations. FHN additionally has exposure to investors for investment rescission or damages arising from claims that offering documents were materially deficient in the case of loans transferred through FH proprietary securitizations. See "Other FHN Mortgage Exposures and Trends" within this section of MD&A for additional information.

Since the end of 2008, FHN has experienced significantly elevated levels of claims to either repurchase loans from the purchaser or remit payment to the purchaser to "make them whole" for economic losses incurred primarily because of loan delinquencies. Such claims are pursued because purchasers allege that certain loans that were sold violated representations and warranties made by FHN at closing. While FHN has received claims from private investors from whole loans sales, a significant majority of claims relate to non-recourse whole loan sales to GSEs. FHN also has the potential for financial exposure from loans transferred through FH proprietary securitizations. See Note 18 – Contingencies and Other Disclosures for other actions taken by investors of FH proprietary securitizations and also for a discussion outlining differences between representations and warranties made by FHN for GSE loan sales versus FH proprietary securitizations.

Origination Data

From 2005 through 2008, FHN originated and sold $69.5 billion of agency mortgage loans without recourse which includes $57.6 billion of loans sold to GSEs and $11.9 billion of loans guaranteed by Ginnie Mae. GSE loans originated in 2005 through 2008 account for 94 percent of all repurchase requests/make-whole claims received between the third quarter 2008 divestiture of certain mortgage banking operations and fourth quarter 2012.

In addition, for many years ending in 2007, FHN securitized mortgage loans without recourse in First Horizon branded proprietary transactions. From 2005 through 2007, FHN securitized $26.7 billion of mortgage loans under the First Horizon brand. As of December 31, 2012, FHN still services substantially all of the remaining loans transferred through FH proprietary securitizations.

The following table summarizes the loan composition of the FH proprietary mortgage securitizations from 2005 through 2007:

Table 22 – Composition of Off-Balance Sheet First Horizon Proprietary Mortgage Securitizations

(Dollars in thousands)	Original UPB for active FH securitizations (a)	UPB as of December 31, 2012
Loan type:		
Jumbo	$ 9,410,499	$2,852,467
Alt-A	17,270,431	5,676,821
Total FH proprietary securitizations	$26,680,930	$8,529,288

Does not include amounts related to consolidated securitization trusts.
(a) Original principal balances obtained from trustee statements.

The remaining jumbo and Alt-A mortgage loans originated and sold by FHN had weighted average FICO scores at origination of approximately 732 and 715, respectively, and both had weighted average combined loan-to-value ("CLTV") ratios of approximately 79 percent at origination. Alt-A loans consisted of a variety of non-conforming products that typically have greater credit risk due to various issues such as higher debt to income ("DTI") ratios, reduced documentation, or other factors. As of December 31, 2012, 10.15 percent of the jumbo mortgage loans were 90 days or more delinquent and 16.73 percent of the Alt-A loans were 90 days or more delinquent.

At December 31, 2012, the repurchase request pipeline contained no repurchase requests related to the FH proprietary first lien securitized mortgage loans based on claims related to breaches of representations and warranties. At December 31, 2012, FHN had not accrued a liability for exposure for repurchase of loans arising from claims that FHN breached its representations and warranties made in FH proprietary securitizations at closing.

Active Pipeline

The amount of repurchase requests and make-whole claims is accumulated into the "active pipeline". The active pipeline includes the amount of claims for repurchase, make-whole payments, and information requests from purchasers of loans originated and sold through FHN's legacy mortgage banking business. Private mortgage insurance ("MI") was required for certain of the loans sold to GSEs or that were securitized. MI generally was provided on first lien loans that were sold to GSEs or securitized that had a LTV ratio at origination of greater than 80 percent. Although unresolved MI cancellation notices are not formal repurchase requests, FHN includes those related to GSE loans in the active pipeline.

For purposes of quantifying the amount of loans underlying the repurchase/make-whole claim or MI cancellation notice, FHN uses the current UPB in all cases if the amount is available. If current UPB is unavailable, the original loan amount is substituted for the current UPB. When neither is available, the claim amount is used as an estimate of current UPB. On December 31, 2012, the active pipeline was $333.8 million with nearly all unresolved repurchase and make-whole claims relating to loans sold to GSEs.

Generally, the amount of a loan subject to a repurchase/make-whole claim or with open MI issues remains in the active pipeline throughout the appeals process with a GSE or MI company until parties agree on the ultimate outcome. FHN reviews each claim and MI cancellation notice individually to determine the appropriate response by FHN (e.g. appeal, provide additional information, repurchase loan or remit make-whole payment, or reflect cancellation of MI). The Federal Housing Finance Agency (FHFA), the conservator of the GSEs, announced directives to "harmonize" the selling and servicing agreements between the GSEs and their approved seller and/or servicers. Starting January 1, 2013, all appeals of a GSE's repurchase or make whole request must be submitted within 60 days of its receipt of a request. FHFA has become increasingly involved in the GSEs' repurchase activities which has led, and could continue to lead, to changes in practices for requesting and resolving repurchase claims as the GSEs continue to attempt to recover additional losses.

The following table provides a rollforward of the active repurchase request pipeline, including related unresolved MI cancellation notices for 2012, 2011 and 2010:

Table 23 – Rollforward of the Active Pipeline

	1st Liens		2nd Liens		HELOC		TOTAL	
(Dollars in thousands)	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Legacy mortgage banking repurchase/other requests:								
Beginning balance – January 1, 2012	1,659	$ 307,705	4	$ 211	2	$ 454	1,665	$ 308,370
Additions	4,371	918,012	19	1,371	2	508	4,392	919,891
Decreases	(4,546)	(926,587)	(17)	(1,292)	(4)	(962)	(4,567)	(928,841)
Adjustments (a)	2	1,621	(1)	(75)	-	-	1	1,546
Ending balance – December 31, 2012	1,486	300,751	5	215	-	-	1,491	300,966
Legacy mortgage banking MI cancellation notices:								
Beginning balance – January 1, 2012	346	75,148	-	-	-	-	346	75,148
Additions	407	87,662	-	-	-	-	407	87,662
Decreases	(651)	(139,433)	-	-	-	-	(651)	(139,433)
Adjustments (a)	58	9,472	-	-	-	-	58	9,472
Ending balance – December 31, 2012	160	32,849	-	-	-	-	160	32,849
Total ending active pipeline – December 31, 2012 (b)(c)	1,646	$ 333,600	5	$ 215	-	$ -	1,651	$ 333,815

	1st Liens		2nd Liens		HELOC		TOTAL	
(Dollars in thousands)	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Legacy mortgage banking repurchase/other requests:								
Beginning balance – January 1, 2011	1,718	$ 377,735	357	$ 18,025	12	$ 1,022	2,087	$ 396,782
Additions	2,904	593,801	29	1,893	24	1,972	2,957	597,666
Decreases	(2,990)	(665,831)	(383)	(19,765)	(24)	(1,694)	(3,397)	(687,290)
Adjustments (a)	27	2,000	1	58	(10)	(846)	18	1,212
Ending balance – December 31, 2011	1,659	307,705	4	211	2	454	1,665	308,370
Legacy mortgage banking MI cancellation notices:								
Beginning balance – January 1, 2011	596	137,373	-	-	-	-	596	137,373
Additions	828	182,114	-	-	-	-	828	182,114
Decreases	(1,183)	(262,643)	-	-	-	-	(1,183)	(262,643)
Adjustments (a)	105	18,304	-	-	-	-	105	18,304
Ending balance – December 31, 2011	346	75,148	-	-	-	-	346	75,148
Total ending active pipeline – December 31, 2011 (b)(d)	2,005	$ 382,853	4	$ 211	2	$ 454	2,011	$ 383,518

Table 23 – Rollforward of the Active Pipeline (continued)

(Dollars in thousands)	1st Liens		2nd Liens		HELOC		TOTAL	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Legacy mortgage banking repurchase/other requests:								
Beginning balance – January 1, 2010	702	$ 149,829	39	$ 2,335	1	$ 354	742	$ 152,518
Additions	2,628	568,054	468	24,595	23	1,610	3,119	594,259
Decreases	(1,715)	(359,606)	(156)	(9,303)	(11)	(589)	(1,882)	(369,498)
Adjustments (a)	103	19,458	6	398	(1)	(353)	108	19,503
Ending balance – December 31, 2010	1,718	377,735	357	18,025	12	1,022	2,087	396,782
Legacy mortgage banking MI cancellation notices:								
Beginning balance – January 1, 2010	452	103,170	-	-	-	-	452	103,170
Additions	778	172,471	-	-	-	-	778	172,471
Decreases	(459)	(107,066)	-	-	-	-	(459)	(107,066)
Adjustments (a)	(175)	(31,202)	-	-	-	-	(175)	(31,202)
Ending balance – December 31, 2010	596	137,373	-	-	-	-	596	137,373
Total ending active pipeline – December 31, 2010 (b)(d)	2,314	$ 515,108	357	$18,025	12	$1,022	2,683	$ 534,155

(a) Generally, adjustments reflect reclassifications between repurchase requests and MI cancellation notices and/or updates to UPB.
(b) Active pipeline excludes repurchase requests for HELOC and home equity installment loans originated and sold through channels other than legacy mortgage banking.
(c) Under the revised repurchase accrual approach discussed later, loss estimation for loans with lost MI coverage is no longer separately assessed nor added to inherent losses within the active pipeline as this population of loans are embedded in the data received from Fannie Mae. MI trends continue to be tracked and reviewed and are considered in the overall adequacy of the repurchase liability.
(d) In determining adequacy of the repurchase reserve, FHN considered $330.1 million and $124.3 million in UPB of loans sold where MI coverage was cancelled for all loan sales and FH securitizations in 2011 and 2010, respectively.

The following graph depicts inflows into the active pipeline by claimant type for each quarter during 2011 and 2012:

Table 24 – Pipeline Inflow Trends by Source


Dollars in Millions
350
300
250
200
150
100
50
0

	Q1'11	Q2'11	Q3'11	Q4'11	Q1'12	Q2'12	Q3'12	Q4'12
All Other Claims	24.8	24.0	15.9	6.8	6.9	5.4	5.4	33.2
All MI Cancellations	56.8	48.1	46.3	30.9	24.9	23.3	21.9	17.5
GSE - Repurch / Mk Whle	139.3	110.0	137.7	139.0	194.9	279.7	261.5	132.8

As of December 31, 2012, agencies accounted for nearly all of the repurchase/make-whole requests in the active pipeline and 93 percent of the total active pipeline, inclusive of MI cancellation notices and all other claims. Amounts included in All Other Claims typically include requests for additional information from both GSE and non-GSE purchasers. The increase in fourth quarter 2012 from third quarter primarily relates to information and documentation type requests from FNMA. For loans in the active pipeline for which FHN has received notification of MI cancellation, a majority relate to loans sold to GSEs. Consistent with originations, a majority of claims have been from Fannie Mae and Freddie Mac and 2007 represents the vintage with the highest volume of claims. Total new repurchase and make-whole claims from agencies increased $342.9 million to $868.9 million in 2012 compared to 2011, driven by high repurchase claims in the first three quarters of 2012. Based on information received from Fannie Mae, the increases in repurchase/make-whole requests during 2012 were largely driven by backlogs at the GSE. FHN saw a 49 percent decline in new repurchase claims in the fourth quarter of 2012 relative to third quarter returning to levels consistent with 2011. Total MI cancellation notices received declined $94.5 million from a year ago to $87.6 million in 2012.

The most common reasons for GSE repurchase demands are claimed misrepresentations related to missing documents in the loan file, issues related to employment and income (such as misrepresented stated-income or falsified employment documents and/or verifications), and undisclosed borrower debt.

The following table provides information regarding resolutions (outflows) of the active pipeline during 2012 and 2011:

Table 25 – Active Pipeline Resolutions and Other Outflows

	December 31, 2012		December 31, 2011	
(Dollars in thousands)	**Number**	**UPB**	Number	UPB
Repurchase, make-whole, settlement resolutions	**1,966**	**$ 417,868**	1,481	$314,399
Rescissions or denials	**2,142**	**455,873**	1,569	302,167
Other, MI, information requests	**1,110**	**194,533**	1,530	333,367
Total resolutions	**5,218**	**$1,068,274**	4,580	$949,933

Certain previously reported amounts have been reclassified to agree with current presentation.

Total resolutions disclosed in Table 25 – Active Pipeline Resolutions and Other Outflows include both favorable and unfavorable resolutions and are reflected as "decreases" in the Rollforward of the Active Pipeline in Table 23. The UPB of actual repurchases, make-whole, settlement resolutions, which was $417.9 million and $314.4 million during 2012 and 2011, respectively, represents the UPB of loans for which FHN has incurred a loss on the actual repurchase of a loan, or where FHN has reimbursed a claimant for economic losses incurred. When estimating the accrued liability using loss factors based on actual historical experience, FHN has applied cumulative average loss severities ranging between 50 and 60 percent of the UPB of the repurchased loan or make-whole claim. When loans are repurchased or make-whole payments have been made, the associated loss content on the repurchase, make-whole, or settlement resolution is reflected as a net realized loss in Table 26 – Reserves for Repurchase and Foreclosure Losses.

Rescissions or denials, which were $455.9 million and $302.2 million in 2012 and 2011, respectively, represent the amount of repurchase requests and make-whole claims that FHN was able to resolve without incurring loss. Cumulative average rescission rates have ranged between 45 and 55 percent since the 2008 divestiture. Of the loans resolved in 2012 relating to actual repurchase or make-whole claims, FHN was successful in favorably resolving approximately 52 percent of the claims compared to 49 percent in 2011. Resolutions related to other, MI, information requests, which were $194.5 million and $333.4 million during 2012 and 2011, respectively, includes providing information to the claimant, issues related to MI coverage, and other items. Resolutions in this category include both favorable and unfavorable outcomes with MI companies, including situations where MI was ultimately cancelled. FHN does not realize loss (a decrease of the repurchase and foreclosure liability) for loans with MI issues unless a repurchase/make-whole claim is submitted and such request is unfavorably resolved.

Repurchase Accrual Methodology
The estimated probable incurred losses that result from repurchase obligations are derived from loss severities that are reflective of default and delinquency trends in residential real estate loans and lower housing prices, which result in fair value marks below par for repurchased loans when the loans are recorded on FHN's balance sheet upon repurchase. FHN has observed cumulative average loss severities (actual losses incurred as a percentage of the UPB) ranging between 50 percent and 60 percent of the principal balance of the repurchased loans and cumulative average rescission rates between 45 percent and 55 percent of the repurchase and make-whole requests.

As a result of significant new information received from Fannie in second quarter 2012, including information related to loans no longer serviced by FHN, estimated losses associated with repurchase obligations for mortgage loans sold to GSEs was revised. As described in more detail below, FHN historically estimated loss content within the active pipeline as well as loss content associated with loans in which MI coverage was ultimately lost. This approach will be referred to as the "historical repurchase accrual approach" and applies to periods prior to second quarter 2012. Prior to second quarter 2012, FHN's ability to quantify this estimate was substantially limited because, among other things, FHN no longer services a large portion of the loans sold to the GSEs and therefore has limited access to loan data for that portion. Because of this new information, FHN now has better visibility allowing it to better estimate the probable loss which will result from the repurchase process going forward in respect of all conforming conventional mortgage loans which FHN sold on a whole-loan basis to the two GSEs. The "revised" and "historical" repurchase accrual approaches are discussed below.

The Revised Repurchase Accrual Approach
Beginning in second quarter 2012, information was made available by Fannie to FHN which provided significant insight into their file selection and review process for loans previously sold by FHN to Fannie with repurchase risk. As a result, FHN revised its loss estimate associated with repurchase obligations for loans sold to Fannie and Freddie. The process for estimating the liability for repurchase obligations for the two GSEs as of December 31, 2012, was the result of a three-step approach. First, FHN analyzed loss content associated with outstanding repurchase/make-whole claims currently in the active pipeline. The pipeline is segmented and historical cumulative average loss severities and repurchase rates were applied to estimate losses associated with known requests.

Secondly FHN estimated probable losses associated with projected requests from Fannie. The ability to project repurchase requests from Fannie resulted from information provided by Fannie that segments the population of FHN loans into 1) loans that are currently selected for review, 2) liquidated loans that will likely be selected for review in the future, and 3) seriously delinquent loans that will likely be selected for review in the future. Fannie also provided FHN with their average historical repurchase request rates for loans after they have been selected for review. FHN utilized this information to estimate the loans in the 3 loan pool segments described above that could result in future repurchase requests from Fannie. FHN's historical average cumulative loss severities and repurchase rates were then applied to the projected repurchase requests to estimate the associated probable losses.

Lastly, the loss estimated from projected Fannie repurchase requests was used to estimate probable repurchase losses from Freddie loan sales from 2005 through 2008. The characteristics of the loans sold to Fannie during that timeframe were generally consistent with those sold to Freddie. Additionally, FHN's trends in repurchase rates and loss severities for Freddie loans have been generally consistent with those experienced for Fannie loans. Fannie updated its information during the third and fourth quarters of 2012, and FHN determined that additional expense was not required. Unless GSE repurchase practices or outcomes change significantly, First Horizon expects that the remaining portion of the mortgage repurchase liability will be sufficient for losses resulting from current pending and projected repurchase requests from the two GSEs.

Historical Repurchase Accrual Approach
In estimation of the accrued liability for loan repurchases and make-whole obligations in periods prior to second quarter 2012, FHN estimated probable incurred losses in the population of all loans sold based on trends in claims requests and actual loss severities observed by management. The liability included accruals for probable losses beyond what was observable in the ending pipeline of repurchase/make-whole requests and active MI cancellations at any given balance sheet date. The estimation process began with internally developed proprietary

models that were used to assist in developing a baseline in evaluating inherent repurchase-related loss content. The baseline for the repurchase reserve used historical loss factors that were applied to the loan pools originated in 2001 through 2008 and sold in years 2001 through 2009. Loss factors, tracked by year of loss, were calculated using actual losses incurred on repurchases or make-whole arrangements. The historical loss factors experienced were accumulated for each sale vintage and were applied to more recent sale vintages to estimate probable incurred losses not yet realized.

In order to incorporate more current events, FHN then incorporated management judgment within its estimation process for establishing appropriate reserve levels. For repurchase requests related to breach of representations and warranties, the active pipeline was segregated into various components (e.g., requestor, repurchase, or make-whole) and current rescission (successful resolutions) and loss severity rates were applied to calculate estimated losses attributable to the current pipeline. When assessing the adequacy of the repurchase reserve, management also considered trends in the amounts and composition of new inflows into the pipeline. FHN then compared the estimated losses inherent within the pipeline with current reserve levels.

For purposes of estimating loss content, FHN also considered reviewed MI cancellation notices where coverage had been cancelled. When assessing loss content related to loans where MI had been cancelled, FHN first reviewed the amount of unresolved MI cancellations that were in the active pipeline and adjusted for any known facts or trends observed by management. Similar to the methodology for actual repurchase/make-whole requests, FHN applied loss factors (including probability and loss severity ratios) that were derived from actual incurred losses in past vintages to the amount of unresolved MI pipeline for loans that were sold to GSEs. For GSE MI cancellation notices, the methodology for determining the accrued liability contemplated a higher probability of loss compared with that applied to GSE repurchase/make-whole requests as FHN had been less successful in favorably resolving mortgage insurance cancellation notifications with MI companies. Loss severity rates applied to GSE MI cancellation notifications were consistent with those applied to actual GSE claims. For GSE MI cancellation notifications where coverage had been ultimately cancelled and were no longer included in the active pipeline, FHN applied a 100 percent repurchase rate in anticipation that such loans ultimately would result in repurchase/make-whole requests from the GSEs since MI coverage for certain loans is a GSE requirement. In determining adequacy of the repurchase reserve, FHN considered $330.1 million in UPB of loans sold where MI coverage was cancelled for all loan sales and FH proprietary securitizations when estimating the repurchase liability as of December 31, 2011. Under the revised repurchase accrual approach, loss estimation for loans with lost MI coverage is no longer separately assessed nor added to inherent losses within the active pipeline as this population of loans is embedded in the data received from Fannie Mae. MI cancellation trends continue to be tracked and reviewed and are considered in the overall adequacy of the repurchase liability.

Repurchase and Foreclosure Liability

FHN compares the estimated probable incurred losses determined under the applicable loss estimation approaches described above for the respective periods with current reserve levels. Changes in the estimated required liability levels are recorded as necessary through the repurchase and foreclosure provision. There are certain second liens and HELOCs subject to repurchase claims that are not included in the active pipeline as these loans were originated and sold through different channels. Liability estimation for potential repurchase obligations related to these second liens and HELOCs was determined outside of the methodology for loans originated and sold through the national legacy mortgage origination platform and were not material as of December 31, 2012 and 2011.

The following table provides a rollforward of the legacy mortgage repurchase liability during 2012 and 2011:

Table 26 – Reserves for Repurchase and Foreclosure Losses

(Dollars in thousands)	**2012**	2011
Legacy Mortgage		
Beginning balance	**$ 165,331**	$ 182,854
Provision for repurchase and foreclosure losses	**299,256**	159,590
Net realized losses	**(232,197)**	(177,113)
Balance on December 31	**$ 232,390**	$165,331

The liability for legacy mortgage repurchase and foreclosure losses was $232.4 million as of December 31, 2012, compared to $165.3 million as of December 31, 2011. In 2012 FHN recognized expense of $299.3 million to increase the repurchase and foreclosure liability compared with $159.6 million in 2011. The increase in the liability since 2011 is primarily the result of a change in estimate of FHN's repurchase obligations for alleged breaches of representations and warranties related to mortgage loans sold to Fannie and Freddie. In 2012 and 2011, success rates on putbacks and the loss severity rates applied to the pipeline inflow were generally consistent in both periods.

Net realized losses for the repurchase of first lien loans or make-whole payments increased to $232.2 million during 2012 compared with $177.1 million during 2011. Table 26 reflects net losses on $417.9 million of repurchase, make-whole, and settlement resolutions which are reflected in Table 25 – Active Pipeline Resolutions and Other Outflows. In 2012, the net realized losses incurred were 56 percent of the UPB of repurchase/make-whole requests resolved. In 2011, losses were $177.1 million at the same severity as 2012. Therefore actual losses recognized remain in range of loss severities used in the liability estimate.

Generally, repurchased loans are included in loans HFS and recognized at fair value at the time of repurchase, which contemplates the loan's performance status and estimated liquidation value. The UPB of loans that were repurchased during 2012 was $140.1 million compared with $85.3 million during 2011. FHN has elected to continue recognition of these loans at fair value in periods subsequent to reacquisition. After the loan repurchase is completed, classification (performing versus nonperforming) of the repurchased loans is determined based on an additional assessment of the credit characteristics of the loan in accordance with FHN's internal credit policies and guidelines consistent with other loans FHN retains on the balance sheet, except to the extent that a delinquent loan is repurchased, in which case the loan is immediately classified as non-performing.

Other FHN Mortgage Exposures and Trends

Although FHN has received no repurchase requests from the trustee of FH proprietary securitizations, as described in Note 18 – Contingencies and Other Disclosures, FHN is defending several lawsuits by investors in FH proprietary securitizations. These litigation matters are in early stages and have not been resolved; at December 31, 2012 an immaterial liability has been established for one of these lawsuits.

In addition, also as described in Note 18, many non-GSE purchasers of whole loans from FHN included those loans in their own securitizations. In such other whole loan sales FHN made representations and warranties concerning the loans sold and provided indemnity covenants to the purchaser/securitizer. Typically the purchaser/securitizer assigned key contractual rights against FHN to the securitization trustee. Certain of those non-GSE purchasers have made claims against FHN based on those indemnity covenants. Also, FHN has received subpoenas seeking loan reviews in certain cases involving such other whole loans sold that were securitized by the purchaser/securitizer where FHN is not a defendant. In addition, the trustee of a non-FH securitization which included FHN loans has commenced a legal proceeding against FHN and others seeking repurchase or make-whole based on claimed breaches of representations and warranties made to the purchaser/securitizer.

Other Contractual Obligations

Pension obligations are funded by FHN to provide current and future benefit to participants in FHN's noncontributory, defined benefit pension plan. On December 31, 2012, the annual measurement date, pension obligations (representing the present value of estimated future benefit payments), including obligations of the unfunded plans, were $766.9 million with $634.0 million of assets (measured at current fair value) in the trust to fund those obligations. As of December 31, 2012, the projected benefit obligation and the accumulated benefit obligation for the qualified pension plan exceeded corresponding plan assets. FHN did not make a contribution to the qualified pension plan during 2012 or 2011. Any future contributions will be based upon pension funding requirements under the Pension Protection Act, the maximum deductible under the Internal Revenue Code, and the actual performance of plan assets. Management has assessed the need for future fund contributions, and does not currently anticipate that FHN will make a contribution to the qualified pension plan in 2013. The nonqualified pension plans and other postretirement benefit plans are unfunded. Benefit payments under the non-qualified plans were $7.3 million in 2012. FHN anticipates 2013 benefit payments to be $6.2 million. The discount rate for 2012 of 4.35 percent for the qualified pension plan and 3.85 percent for the nonqualified supplemental executive

retirement plan was determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates for the pension and nonqualified supplemental executive retirement plans are selected based on data specific to FHN's plans and employee population. Beginning January 1, 2013, FHN will no longer accrue service expense for future benefits in the qualified pension plan. Benefits accrued through December 31, 2012, for current participants will not be reduced or affected. Instead, FHN will commence a new program for service beyond 2012 through an increased match to the Savings Plan. See Note 19 – Pension, Savings, and Other Employee Benefits for additional information.

FHN has various other financial obligations, which may require future cash payments. Table 27 sets forth contractual obligations representing required and potential cash outflows as of December 31, 2012. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on FHN and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. In addition, FHN enters into commitments to extend credit to borrowers, including loan commitments, standby letters of credit, and commercial letters of credit. These commitments do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon.

Table 27 – Contractual Obligations

	Payments due by period (a)				
(Dollars in thousands)	Less than 1 year	1 year - < 3 years	3 years - < 5 years	After 5 years	Total
Contractual obligations:					
Time deposit maturities (b)	$ 872,504	$ 440,647	$156,967	$ 53,310	$1,523,428
Term borrowing (c)	350,161	804,322	250,322	718,863	2,123,668
Annual rental commitments under noncancelable leases (d)	18,492	25,571	19,421	34,583	98,067
Purchase obligations	85,338	83,028	21,127	3,937	193,430
Total contractual obligations	$1,326,495	$1,353,568	$447,837	$810,693	$3,938,593

(a) Excludes a $17.6 million liability for unrecognized tax benefits as the timing of payment cannot be reasonably estimated.
(b) See Note 8 – Time Deposit Maturities for further details.
(c) See Note 10 – Term Borrowings for further details.
(d) See Note 5 – Premises, Equipment, and Leases for further details.

MARKET UNCERTAINTIES AND PROSPECTIVE TRENDS

Uncertainties remain surrounding the national economy, the housing market, the regulatory and political environment, and the European financial situation and will continue to present challenges for FHN in 2013. Also, there are many challenges faced by lawmakers today in regards to tax reform and, despite the avoidance of the fiscal cliff, at least in the short term, issues remain in regards to the debt ceiling and government spending that could affect FHN either directly or indirectly or both. Although during most of 2012 the national economy exhibited signs of improvement relative to 2011, improvement was uneven and economic conditions, which remain stressed, could regress. In fact, economic indicators in early 2013 have largely been negative. While asset quality at FHN has improved due to active risk management and borrowers adjusting to the prolonged difficult operating environment, such external factors may result in increased credit costs and loan loss provisioning and could also suppress loan demand from borrowers resulting in continued pressure on net interest income. Additionally, despite the significant reduction of legacy national lending operations, the ongoing economic stress and uncertainty in the housing market could affect borrower defaults resulting in elevated repurchase requests from GSEs and third party whole loan purchasers relative to current projections or could impact losses recognized by investors in FH proprietary securitizations which could result in repurchase losses or litigation. Economic and political uncertainty could also lead to changes in repurchase practices of GSEs which could result in additional repurchase losses for loans sold subject to repurchase requests from GSEs. See the Repurchase and Related Obligations from Loans Originated for Sale section and Critical Accounting Policies within MD&A, and Note 18 – Contingencies and Other Disclosures for additional discussion regarding FHN's repurchase obligations.

Although FHN has little direct exposure to Euro-denominated assets or to European debt, major adverse events in Europe could have a substantial indirect impact on FHN. Because the U.S. financial system in many ways is linked to the European financial system, a major adverse event could negatively impact liquidity in the U.S. causing funding costs to rise, or could potentially limit availability of funding through conventional markets in a worst-case scenario. FHN also could be adversely affected by European-triggered events impacting hedging or other counterparties, customers with European businesses and/or assets denominated in the Euro, the U.S. economy, interest rates, inflation/deflation rates, and the regulatory environment should there be a political response to major financial disruptions, all of which could have a financial impact on FHN.

Regulatory Matters

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Reform Act") made a substantial number of significant changes to how financial services companies are regulated. Most of the sweeping changes in the Reform Act are not complete or specific but instead authorize potentially expansive new regulations to be issued in the future, possibly over several years. Overall, the Corporation expects that the Reform Act and its regulations are likely to increase the Corporation's regulatory compliance and certain other costs significantly, and they are likely to constrain operations and revenues in some respects, perhaps significantly in some areas.

On June 7, 2012, the U.S. banking regulators issued revisions, effective January 1, 2013, to the current Market Risk Capital Rule which applies to financial institutions with trading assets and liabilities of at least $1.0 billion or 10 percent of total assets. FHN is subject to the Market Risk Capital Rules and therefore will be required to comply with the revisions in first quarter 2013. The revisions contained in the rule change the methodology for calculating the risk-weighted assets related to trading assets and include, among other things, the addition of a stressed VaR ("Value at Risk") component. Additionally, the rule eliminates the use of credit ratings in calculating specific risk capital requirements for certain debt and securitization positions. Alternative standards of creditworthiness were established for specific standardized risks, such as exposures to sovereign debt, public sector entities, other banking institutions, corporate debt, and securitizations. The amended rule is expected to increase FHN's regulatory risk weighted assets and correspondingly decrease regulatory capital ratios.

In addition, on June 7, 2012, the U.S. banking regulators issued notices of proposed rulemakings ("NPRs") to implement the revised capital standards for U.S. financial institutions as required by the Reform Act. The NPRs include changes to the definition of capital and an increase in capital requirements that phase in over many years largely consistent with the revised capital standards for international banks known as "Basel III". In addition, the NPR addressing standardized risk-weighting of assets would significantly change the risk-weighting of certain assets for almost all U.S. financial institutions beginning in 2015. It is not known to what extent the NPRs will be adopted as proposed.

Had both rules been fully effective as of December 31, 2012, FHN estimates that it would have remained a well-capitalized institution under the final Market Risk Capital Rules and its interpretation of the proposed increased capital requirements and risk-weighted assets of the NPRs. Under the final Market Risk Rules, based on a preliminary assessment, the Tier 1 Common regulatory ratio at December 31, 2012 would have decreased by approximately 35 basis points had the amended rule been in effect. The impact going forward will depend on a number of factors, including the size and composition of the trading portfolio.

Foreclosure Practices

For several years governmental officials and agencies have scrutinized industry foreclosure practices, particularly in judicial foreclosure states and has since expanded to include non-judicial foreclosure and loss mitigation practices including the effective coordination by servicers of foreclosure and loss mitigation activities. All of the changes to servicing practices arising out of this activity including those described below could impact FHN through increased operational and legal costs. FHN continues to review, monitor and revise, as appropriate, its foreclosure processes and coordinated loss mitigation practices with the goal of conforming them to evolving servicing requirements.

FHN's national mortgage and servicing platforms were sold in August 2008 and the related servicing activities, including foreclosure and loss mitigation practices of the still-owned portion of FHN's mortgage servicing portfolio, were outsourced through a three year subservicing arrangement (the "2008 subservicing agreement") with the

platform buyer (the "2008 subservicer"). The 2008 subservicing agreement expired in August 2011. In 2011, FHN entered into a replacement agreement with a new subservicer (the "2011 subservicer").

In 2011 regulators entered into consent decrees (now replaced) with several institutions requiring comprehensive revision of loan modification and foreclosure processes, including the remediation of borrowers that have experienced financial harm. The 2008 subservicer was subject to a consent decree and its parent company agreed to pay related monetary sanctions. In accordance with the terms of the consent decree, the 2008 subservicer has commenced an independent third-party assessment of its foreclosure processes and was participating in a regulator-prescribed foreclosure claims review process. As a result of the above examinations, in 2011 the OCC issued guidance setting forth the OCC's expectations for the oversight and management of mortgage foreclosure activities for national banks, and requiring self-assessments of foreclosure management practices including compliance with legal requirements, testing and file reviews. FHN has reviewed the foreclosure management guidance and utilized a third party consultant to assist in its self-assessment of its foreclosure management process relating to all its mortgage servicing, including that conducted by the 2011 subservicer. The assessment of FHN and the 2011 subservicer was completed in the fourth quarter 2011; FHN implemented changes to strengthen its processes including additional oversight and review processes in 2012. Also in connection with the 2008 subservicer's third party assessment and claims process, FHN and its 2011 subservicer are cooperating with the 2008 subservicer to identify and correct any servicing deficiencies in foreclosure or loss mitigation that might impact FHN's subserviced loans including claims identified in the consent decree claim review process. In December 2012 the 2008 subservicer, along with certain others, entered into a settlement agreement with the OCC which replaced the consent decree. The new settlement requires remediation for all borrowers with "in-process" foreclosures dating from 2009 or 2010.

Under FHN's 2008 subservicing agreement, the 2008 subservicer had the contractual right to follow FHN's prior servicing practice as they existed 180 days prior to August 2008 until the 2008 subservicer became aware that such practices did not comply with applicable servicing requirements, subject to subservicer's obligation to follow accepted servicing practices, applicable law, and new requirements, including evolving interpretations of such practices, law and requirements. FHN cannot predict the amount of additional operating costs related to foreclosure delays, including required process changes, increased default services, extended periods of servicing advances and the recoverability of such advances, legal expenses, or other costs that may be incurred as a result of the internal reviews or external actions. In the event of a dispute such as that described below between FHN and the 2008 subservicer over any liabilities for the 2008 subservicer's servicing and management of foreclosure or loss mitigation processes, FHN cannot predict the costs that may be incurred.

FHN's 2008 subservicer has presented invoices and made demands under the 2008 subservicing agreement that FHN pay certain costs related to tax service contracts, miscellaneous transfer costs and servicing timeline penalties, compensatory damages, and curtailments charged prior to the servicing transfer by GSEs and a government agency in connection with FHN's transfer of subservicing to its 2011 subservicer in the amount of $8.6 million. The 2008 subservicer also is seeking reimbursement for expenditures the 2008 subservicer has or anticipates it will incur under the consent decree and OCC bulletin relating to foreclosure review (collectively, "foreclosure review"), alleging that FHN has an implied agreement to participate in and share in such cost. The foreclosure review expenditures for which the 2008 subservicer presently seeks reimbursement are approximately $34.9 million. The 2008 subservicer has indicated that additional reimbursement requests will be made as the foreclosure review continues. FHN disputes that it has any responsibility or liability for either demand under the 2008 subservicing agreement or otherwise. In the event that the 2008 subservicer pursues its position through litigation, FHN believes it has meritorious defenses and intends to defend itself vigorously. FHN disagrees with the 2008 subservicer's position and has made no reimbursements. FHN also believes that certain amounts billed to FHN by agencies for penalties and curtailments on claims by MI insurers for actions by the 2008 subservicer prior to the 2011 subservicing transfer but billed after that date are owed by the 2008 subservicer. This disagreement has the potential to result in litigation and, in any such future, litigation, the claim against FHN may be substantial.

In addition, the attorneys general of all 50 states concluded a joint investigation of foreclosure practices across the industry and proposed significant changes in servicing practices related to foreclosures and substantial penalties. On February 9, 2012, the Justice Department announced that the federal government and attorneys general of 49 states (the state of Oklahoma reached a separate agreement) reached a $25 billion settlement agreement with five of the largest servicers to address mortgage loan servicing and foreclosure abuses. The parent companies of those

servicers paid additional monetary sanctions for failure to supervise. Neither FHN nor its 2008 or 2011 subservicer is a party to this settlement. Press reports indicate that other servicers may be approached to participate in the settlement. FHN's 2008 and 2011 subservicers have not advised that they have been involved recently in discussions regarding participation in these settlements. However, the sanctions recently agreed to by the 2008 subservicer's parent company reportedly have terms similar to the earlier parent company sanctions. FHN continues to review available information including guidance and proposed regulations from the OCC and the Bureau on servicing referenced below to ascertain the potential impact of the settlement agreement on servicing and foreclosure practices.

Also, as it relates to foreclosure practices, there have been both favorable and unfavorable rulings by courts in various states involving the requirements for proof of ownership and the sufficiency of recordation of securitized mortgage loans. The ultimate impact of these decisions on the procedures and documentation required to foreclose securitized mortgage loans is not yet fully developed but could be unfavorable. FHN continues to work with its 2008 and 2011 subservicers and foreclosure counsel with the goal of ensuring that appropriate proof of ownership and documentation is presented at the time of each foreclosure proceeding.

FHN anticipates continued changes in foreclosure, loss mitigation, and servicing practices in response to the industry-wide servicing standards introduced by the OCC and other federal regulators in the consent decrees, the foreclosure settlement with the state attorneys general described above, the Federal Reserve Board's and the Bureau's proposal on servicing practices, regulations and mortgage servicing standards issued by the Bureau including those relating to vendor management, and applicable state laws modifying foreclosure and loss mitigation requirements. FHN cannot predict the costs of implementing the new servicing requirements. It also remains unclear what actions will be taken by individual states through attorneys general, or other third parties including borrowers, related to foreclosure and loss mitigation practices in the industry or specific actions by FHN or by its 2008 subservicer. Additionally, a financial crimes unit has been formed to review possible residential mortgage-backed securities fraud and the media reports that civil investigation demands have been issued to a number of parties and suits have been filed against some entities. FHN cannot predict the amount of operating costs, costs for foreclosure delays (including costs connected with servicing advances), legal expenses, or other costs (including title company indemnification) that may be incurred as a result of the internal reviews or external actions. No liability has been established.

CRITICAL ACCOUNTING POLICIES

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

FHN's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition. The Consolidated Financial Statements of FHN are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. The preparation of the financial statements requires management to make certain judgments and assumptions in determining accounting estimates. Accounting estimates are considered critical if: (1) the estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made and (2) different estimates reasonably could have been used in the current period, or changes in the accounting estimate are reasonably likely to occur from period to period, that would have a material impact on the presentation of FHN's financial condition, changes in financial condition, or results of operations.

It is management's practice to discuss critical accounting policies with the Board of Directors' Audit Committee including the development, selection, and disclosure of the critical accounting estimates. Management believes the following critical accounting policies are both important to the portrayal of the company's financial condition and results of operations and require subjective or complex judgments. These judgments about critical accounting estimates are based on information available as of the date of the financial statements.

ALLOWANCE FOR LOAN LOSSES

Management's policy is to maintain the ALLL at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. Management performs periodic and systematic detailed reviews of its loan portfolio to identify

trends and to assess the overall collectability of the loan portfolio. Accounting standards require that loan losses be recorded when management determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Management believes the accounting estimate related to the ALLL is a "critical accounting estimate" as: (1) changes in it can materially affect the provision for loan losses and net income, (2) it requires management to predict borrowers' likelihood or capacity to repay, and (3) it requires management to distinguish between losses incurred as of a balance sheet date and losses expected to be incurred in the future. Accordingly, this is a highly subjective process and requires significant judgment since it is often difficult to determine when specific loss events may actually occur. The ALLL is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. Principal loan amounts are charged off against the ALLL in the period in which the loan or any portion of the loan is deemed to be uncollectible. This critical accounting estimate applies to the regional banking, non-strategic, and corporate segments. A management committee comprised of representatives from Risk Management, Finance, and Credit performs a quarterly review of the assumptions used in FHN's ALLL analytical models, qualitative assessments of the loan portfolio, and determines if qualitative adjustments should be recommended to the modeled results. On a quarterly basis, as a part of Enterprise Risk reporting and discussion, management addresses credit reserve adequacy and credit losses with the Executive and Risk Committee of FHN's Board of Directors.

FHN believes that the critical assumptions underlying the accounting estimate made by management include: (1) the commercial loan portfolio has been properly risk graded based on information about borrowers in specific industries and specific issues with respect to single borrowers; (2) borrower specific information made available to FHN is current and accurate; (3) the loan portfolio has been segmented properly and individual loans have similar credit risk characteristics and will behave similarly; (4) known significant loss events that have occurred were considered by management at the time of assessing the adequacy of the ALLL; (5) the adjustments for economic conditions utilized in the allowance for loan losses estimate are used as a measure of actual incurred losses; (6) the period of history used for historical loss factors is indicative of the current environment; and (7) the reserve rates, as well as other adjustments estimated by management for current events, trends, and conditions, utilized in the process reflect an estimate of losses that have been incurred as of the date of the financial statements.

While management uses the best information available to establish the ALLL, future adjustments to the ALLL and methodology may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates.

See Note 1 – Summary of Significant Accounting Policies and Note 4 – Loans for detail regarding FHN's processes, models, and methodology for determining the ALLL.

MORTGAGE SERVICING RIGHTS AND OTHER RETAINED INTERESTS

When FHN sold mortgage loans in the secondary market to investors, it generally retained the right to service the loans sold in exchange for a servicing fee that is collected over the life of the loan as the payments are received from the borrower. An amount was capitalized as MSR on the Consolidated Statements of Condition at current fair value. In certain cases, FHN also retained excess interests which represent rights to receive earnings from serviced assets that exceed contractually specified servicing fees and are legally separable from the base servicing rights. Excess interests are included in Trading securities on the Consolidated Statements of Condition at current fair value.

MSR and Excess Interest Estimated Fair Value

FHN has elected fair value accounting for all classes of mortgage servicing rights. The fair value of MSR and excess interests typically rise as market interest rates increase and decline as market interest rates decrease; however, the extent to which this occurs depends in part on: (1) the magnitude of changes in market interest rates and (2) the differential between the then current market interest rates for mortgage loans and the mortgage interest rates of loans sold with servicing or other interests retained.

See Note 22 – Fair Value of Assets and Liabilities, the "Determination of Fair Value" section for a description of FHN's valuation methodology for MSR and excess interests. FHN relies primarily on a discounted cash flow model

to estimate the fair value of MSR and excess interests. Estimating the cash flow components of net servicing income from the loan and the resultant fair value of the MSR requires FHN to make several critical assumptions based upon current market data. The primary critical assumptions used by FHN to estimate the fair value of excess interests are prepayment speeds and discount rates.

Prepayment Speeds: Generally, when market interest rates decline and other factors favorable to prepayments occur, there is a corresponding increase in prepayments as customers refinance existing mortgages under more favorable interest rate terms. When a mortgage loan is prepaid the anticipated cash flows associated with servicing that loan are terminated, resulting in a reduction of the fair value of the capitalized MSR and excess interests. To the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments and could result in significant earnings volatility. To estimate prepayment speeds, FHN utilizes a third-party prepayment model, which is based upon statistically derived data linked to certain key principal indicators involving historical borrower prepayment activity associated with mortgage loans in the secondary market, current market interest rates, and other factors. For purposes of model valuation, estimates are made for each product type within the MSR and excess interest portfolio on a monthly basis.

Discount Rate: Represents the rate at which expected cash flows are discounted to arrive at the net present value of servicing income. Discount rates will change with market conditions (i.e., supply vs. demand) and be reflective of the yields expected to be earned by market participants investing in MSR or excess interests.

Cost to Service: Expected costs to service are estimated based upon the incremental costs that a market participant would use in evaluating the potential acquisition of MSR.

Float Income: Estimated float income is driven by expected float balances (principal, interest, and escrow payments that are held pending remittance to the investor or other third-party) and current market interest rates, including the thirty-day LIBOR and five-year swap interest rates, which are updated on a monthly basis for purposes of estimating the fair value of MSR.

FHN engages in a process referred to as "price discovery" on a quarterly basis to assess the reasonableness of the estimated fair value of retained interests. Price discovery is conducted through a process of obtaining the following information: (1) quarterly informal (and an annual formal) valuation of the servicing portfolio by prominent independent mortgage-servicing brokers and (2) a collection of surveys and benchmarking data made available by independent third parties that include peer participants in the mortgage banking business. Although there is no single source of market information that can be relied upon to assess the fair value of MSR or excess interests, FHN reviews all information obtained during price discovery to determine whether the estimated fair value of MSR is reasonable when compared to market information. FHN determined that the MSR and excess interests valuations and assumptions as of December 31, 2012 and 2011, were reasonable based on the price discovery process.

The MSR Hedging Committee reviews the overall assessment of the estimated fair value of MSR and excess interests monthly and is responsible for approving the critical assumptions used by management to determine the estimated fair value of FHN's retained interests. In addition, this committee reviews the source of significant changes to the carrying values each quarter and is responsible for current hedges and approving hedging strategies.

Hedging the Fair Value of MSR and Excess Interests

FHN enters into financial agreements to hedge a substantial portion of its retained interests in order to minimize the effects of loss in value of MSR and excess interests associated with increased prepayment activity that generally results from declining interest rates. See Note 25 – Derivatives for information related to FHN's hedging of retained interests. The hedges are economic hedges only, and are terminated and reestablished as needed to respond to changes in market conditions. Successful economic hedging will help minimize earnings volatility that may result from carrying MSR and excess interests at fair value. FHN does not specifically hedge the change in fair value of MSR or excess interests attributed to other risks, including unanticipated prepayments (representing

the difference between actual prepayment experience and estimated prepayments derived from the model, as described above), discount rates, cost to service, and other factors. To the extent that these other factors result in changes to the fair values, FHN experiences volatility in current earnings due to the fact that these risks are not currently hedged.

REPURCHASE AND FORECLOSURE LIABILITY

Prior to September 2008, as a means to provide liquidity for its legacy mortgage banking business, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. From 2005 through 2008, FHN originated and sold $69.5 billion of agency mortgage loans without recourse which includes $57.6 billion of loans sold to GSEs and $11.9 billion of loans guaranteed by Ginnie Mae. From 2005 through 2007, FHN securitized $26.7 billion of mortgage loans without recourse in proprietary transactions. Sales typically were effected either as non-recourse whole loan sales or through non-recourse proprietary securitizations. In addition, through its legacy mortgage business FHN originated with the intent to sell and sold HELOC and second lien mortgages through whole loan sales to private purchasers.

In addition, FHN has sold certain agency mortgage loans with full recourse under agreements to repurchase the loans upon default. Loans sold with full recourse generally include mortgage loans sold to investors in the secondary market which are uninsurable under government guaranteed mortgage loan programs due to issues associated with underwriting activities, documentation, or other concerns. For mortgage insured single-family residential loans, in the event of borrower nonperformance, FHN would assume losses to the extent they exceed the value of the collateral and MI, Federal Housing Administration ("FHA") insurance, or Veterans Administration ("VA") guaranty. Loans sold with limited recourse include loans sold under government guaranteed mortgage loan programs including the FHA and VA. FHN may absorb losses due to uncollected interest and foreclosure costs and/or limited risk of credit losses in the event of foreclosure of the mortgage loan sold. Generally, the amount of recourse liability in the event of foreclosure is determined based upon the respective government program and/or the sale or disposal of the foreclosed property collateralizing the mortgage loan. Additionally, loss related to repurchase obligations for loans sold with full or limited recourse represent a small amount of FHN's accrued liability for repurchase obligations.

For loans sold or securitized without recourse, FHN has obligations to either repurchase the loan for its outstanding principal balance or make the purchaser whole for the economic losses of the loan if it is determined that the loan sold was in violation of representations or warranties made by FHN upon closing of the sales. Contractual representations and warranties vary significantly depending upon the transaction and purchaser-type (agency versus private) of the loans transferred. Typical whole loan sales include relatively broad representations and warranties, while FH proprietary securitizations include more limited representations and warranties. Nearly all of FHN's accrued liability for repurchase obligations for alleged breaches of representations and warranties relate to mortgage loans sold to GSEs from 2005 through 2008. As of December 31, 2012, FHN has not received any repurchase requests from the trustee of FH proprietary securitizations and with the exception of FHLB Chicago has not accrued for losses associated with alleged representation and warranties violations related to FH proprietary securitizations.

Repurchase Accrual Methodology

Estimating probable losses associated with FHN's repurchase obligations for alleged breaches of representations and warranties related to prior agency loan sales requires significant management judgment and assumptions. The loss estimation process relies on historical observed trends that may or may not be representative of future actual results such as observed loss severities, resolution statistics, delinquency trends, and historical average loan sizes. Additionally, the level of repurchase/make-whole request and associated losses are affected by external factors such as GSE review practices and selection criteria, housing prices, actions of MI companies, and economic conditions, all of which could change in the future. The estimate is based upon currently available information and fact patterns that exist as of the balance sheet date and are subject to future changes. Changes to any one of these factors could significantly impact the estimate of FHN's liability.

FHN has evaluated its exposure under all of these obligations and accordingly had reserved for losses of $234.1 million and $167.4 million as of December 31, 2012 and 2011, respectively, including a smaller amount related to

equity-lending junior lien loan sales. Liabilities for FHN's estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition while expense is included within Repurchase and foreclosure provision on the Consolidated Statements of Income. Unless GSE repurchase practices or outcomes change significantly, FHN expects that the remaining portion of the mortgage repurchase liability as of December 31, 2012 will be sufficient for losses resulting from current pending and projected repurchase requests from the two GSEs. However, FHN continues to monitor trends in claims activity, loss severities, success rates, GSE review practices, and MI cancellations in order to assess the adequacy of the repurchase liability. At December 31, 2012, FHN had not accrued for exposure for repurchase of loans related to FH proprietary securitizations arising from claims that FHN breached its representations and warranties made at closing, nor for exposure for investment rescission or damages arising from claims by investors that offering documents under which the loans were securitized were materially deficient.

GOODWILL AND ASSESSMENT OF IMPAIRMENT

FHN's policy is to assess goodwill for impairment at the reporting unit level on an annual basis or between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. FHN also allocates goodwill to the disposal of portions of reporting units in accordance with applicable accounting standards. FHN performs impairment analysis when these disposal actions indicate that an impairment of goodwill may exist. Reporting units have been defined as the same level as the operating business segments.

Prior to January 1, 2012 accounting standards required management to estimate the fair value of each reporting unit in assessing impairment at least annually. Effective January 1, 2012, companies are permitted to make a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, when determining whether the quantitative assessment should be performed. If FHN concludes that it is more likely than not that a reporting unit's fair value is less than its carrying value, or if management elects, the quantitative analysis is performed. Since FHN's book value exceeded the market value of its stock as of the annual measurement date FHN performed the quantitative analysis in 2012.

FHN has historically engaged an independent valuation expert to assist in the computation of the fair value estimates of each reporting unit as part of its annual assessment. The 2012 assessment for the regional banking reporting unit utilized three separate methodologies: a discounted cash flow model, a comparison to similar public company's trading values, and a comparison to recent acquisition values. A weighted average calculation was performed to determine the estimated fair value of the regional banking reporting unit. A discounted cash flow methodology was utilized in determining the fair value of the capital markets reporting unit. The most recent valuations as of October 1, 2012, indicated no goodwill impairment in either of the reporting units with goodwill. As of the most recent assessment the fair value of regional banking and capital markets exceeded their carrying values by 79 percent and 170 percent, respectively.

Management believes the accounting estimates associated with determining fair value as part of the goodwill impairment test is a "critical accounting estimate" because estimates and assumptions are made about FHN's future performance and cash flows, as well as other prevailing market factors (e.g., interest rates, economic trends, etc.). FHN's policy allows management to make the determination of fair value using appropriate valuation methodologies and inputs, including utilization of market observable data and internal cash flow models. If a charge to operations for impairment results, this amount would be reported separately as a component of noninterest expense. This critical accounting estimate applies to the regional banking and capital markets business reporting units. As of December 31, 2012, the corporate and non-strategic reporting units had no associated goodwill. In first quarter 2011, the non-strategic reporting unit recognized goodwill impairment of $10.1 million related to the contracted sale of FHI. FHN allocated a portion of the goodwill from the applicable reporting unit to the asset group held for sale in determining the carrying value of the disposal group. In determining the amount of impairment, FHN compared the carrying value of the disposal group to the estimated value of the contracted sale price, which primarily included observable inputs in the form of financial asset values but which also included certain non-observable inputs related to the estimated values of post-closing events and contingencies. Impairment of goodwill was recognized for the excess of the carrying amount over the fair value of the disposal group.

The quantitative impairment testing process conducted by FHN begins by assigning net assets and goodwill to each reporting unit. FHN then completes "step one" of the impairment test by comparing the fair value of each reporting unit with the value (carrying amount) of its net assets, with goodwill included in the computation of the carrying amount. The carrying value of reporting units is based on the amount of allocated equity as determined by FHN's internal management methodologies. Additionally, FHN does not maintain a record of equity consistent with GAAP at the reporting unit level. Allocated equity is utilized in certain internal performance measures for segments, including return on tangible common equity. In determining the amount of equity allocated to each reporting unit, FHN utilizes a risk-adjusted methodology that incorporates each reporting unit's credit, market, interest rate, operational and compliance risks. Unallocated equity is retained in the corporate reporting unit, which has no goodwill. As of the most recent measurement date unallocated equity primarily related to the uncertainty of contingencies related to legacy businesses included in the non-strategic reporting unit as well as FHN's capital deployment initiatives, including share buybacks, potential dividend increases, and potential acquisitions.

If the fair value of a reporting unit exceeds its carrying amount, goodwill of that reporting unit is not considered impaired, and "step two" of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, step two of the impairment test would be performed to determine the amount of impairment. Step two of the impairment test requires a comparison of the carrying amount of the reporting unit's goodwill to the "implied fair value" of that goodwill. The implied fair value of goodwill is computed by assuming all assets and liabilities of the reporting unit would be adjusted to the current fair value, with the offset as an adjustment to goodwill. This adjusted goodwill balance would be the implied fair value used in step two. An impairment charge would be recognized for the amount by which the carrying amount of goodwill exceeds its implied fair value.

In connection with obtaining the independent valuation, management provided certain data and information that was utilized in the estimation of fair value. This information included budgeted and forecasted earnings of FHN at the reporting unit level. Management believes that this information is a critical assumption underlying the estimate of fair value. Other assumptions critical to the process were also made, including discount rates, asset and liability growth rates, and other income and expense estimates.

While management uses the best information available to estimate future performance for each reporting unit, future adjustments to management's projections may be necessary if conditions differ substantially from the assumptions used in making the estimates.

INCOME TAXES

FHN is subject to the income tax laws of the U.S. and the states and jurisdictions in which it operates. FHN accounts for income taxes in accordance with ASC 740, Income Taxes.

Income tax expense consists of both current and deferred taxes. Current income tax expense is an estimate of taxes to be paid or refunded for the current period and includes income tax expense related to uncertain tax positions. A DTA or DTL is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes can be affected by changes in tax rates applicable to future years, either as a result of statutory changes or business changes that may change the jurisdictions in which taxes are paid. Additionally, deferred tax assets are subject to a "more likely than not" test to determine whether the full amount of the deferred tax assets should be realized in the financial statements. If the "more likely than not" test is not met, a valuation allowance must be established against the deferred tax asset.

The income tax laws of the jurisdictions in which FHN operate are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In establishing a provision for income tax expense, FHN must make judgments and interpretations about the application of these inherently complex tax laws. Interpretations may be subjected to review during examination by taxing authorities and disputes may arise over the respective tax positions. FHN attempts to resolve disputes that may arise during the tax examination and audit process. However, certain disputes may ultimately lead to resolution through the federal and state court systems.

FHN monitors relevant tax authorities and revises estimates of accrued income taxes on a quarterly basis. Changes in estimates may occur due to changes in income tax laws and their interpretation by the courts and regulatory

authorities. Revisions of estimates may also result from income tax planning and from the resolution of income tax controversies. Such revisions in estimates may be material to operating results for any given period.

See also Note 16 – Income Taxes for additional information.

CONTINGENT LIABILITIES

A liability is contingent if the amount or outcome is not presently known, but may become known in the future as a result of the occurrence of some uncertain future event. FHN estimates its contingent liabilities based on management's estimates about the probability of outcomes and their ability to estimate the range of exposure. Accounting standards require that a liability be recorded if management determines that it is probable that a loss has occurred and the loss can be reasonably estimated. In addition, it must be probable that the loss will be confirmed by some future event. As part of the estimation process, management is required to make assumptions about matters that are by their nature highly uncertain.

The assessment of contingent liabilities, including legal contingencies, involves the use of critical estimates, assumptions, and judgments. Management's estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events, such as court decisions or decisions of arbitrators, will not differ from management's assessments. Whenever practicable, management consults with third-party experts (e.g., attorneys, accountants, claims administrators, etc.) to assist with the gathering and evaluation of information related to contingent liabilities. Based on internally and/or externally prepared evaluations, management makes a determination whether the potential exposure requires accrual in the financial statements.

QUARTERLY FINANCIAL INFORMATION

Table 28 – Summary of Quarterly Financial Information

	2012				2011			
(Dollars in millions except per share data)	**Fourth Quarter**	**Third Quarter**	**Second Quarter**	**First Quarter**	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Summary income information:								
Interest income	**$196.2**	**$200.5**	**$ 200.7**	**$201.5**	$209.7	$208.4	$206.8	$207.6
Interest expense	**25.6**	**27.1**	**28.1**	**29.6**	30.8	32.0	33.9	34.9
Provision for loan losses	**15.0**	**40.0**	**15.0**	**8.0**	10.0	32.0	1.0	1.0
Noninterest income	**146.4**	**163.5**	**158.9**	**202.4**	181.2	220.9	187.6	196.3
Noninterest expense	**271.4**	**263.2**	**527.2**	**322.0**	312.0	322.7	344.5	313.8
Income/(loss) from continuing operations	**43.6**	**28.6**	**(122.4)**	**33.8**	38.6	34.2	19.1	42.1
Income/(loss) from discontinued operations, net of tax	**-**	**0.1**	**0.5**	**(0.4)**	(0.8)	4.8	3.7	0.9
Net income/(loss)	**43.6**	**28.7**	**(121.9)**	**33.4**	37.8	39.0	22.8	43.0
Income/(loss) available to common shareholders	**40.7**	**25.8**	**(124.8)**	**30.5**	34.9	36.1	20.0	40.2
Earnings/(loss) per common share from continuing operations	**$ 0.17**	**$ 0.10**	**$ (0.50)**	**$ 0.12**	$ 0.14	$ 0.12	$ 0.06	$ 0.15
Earnings/(loss) per common share	**0.17**	**0.10**	**(0.50)**	**0.12**	0.14	0.14	0.08	0.15
Diluted earnings/(loss) per common share from continuing operations	**0.17**	**0.10**	**(0.50)**	**0.12**	0.13	0.12	0.06	0.15
Diluted earnings/(loss) per common share	**0.17**	**0.10**	**(0.50)**	**0.12**	0.13	0.14	0.08	0.15
Common stock information:								
Closing price per share:								
High	**$10.16**	**$10.23**	**$ 10.58**	**$10.89**	$ 8.25	$ 9.72	$11.60	$12.53
Low	**9.00**	**7.91**	**7.55**	**8.23**	5.63	5.96	9.40	11.02
Period-end	**9.91**	**9.63**	**8.65**	**10.38**	8.00	5.96	9.54	11.21
Cash dividends declared per share	**0.01**	**0.01**	**0.01**	**0.01**	0.01	0.01	0.01	0.01

NON-GAAP INFORMATION

The following table provides a reconciliation of non-GAAP items presented in this MD&A to the most comparable GAAP presentation:

Table 29 – Non-GAAP to GAAP Reconciliation

(Thousands)	**2012**	2011	2010
Tangible Common Equity (Non-GAAP)			
(A) Total equity (GAAP)	**$ 2,509,206**	$ 2,684,637	$ 2,678,005
Less: Noncontrolling interest (a)	**295,165**	295,165	295,165
Total common equity	**2,214,041**	2,389,472	2,382,840
Less: Intangible assets (GAAP) (b)	**156,942**	159,902	195,061
(B) Tangible common equity (Non-GAAP)	**2,057,099**	2,229,570	2,187,779
Less: Unrealized gains on AFS securities, net of tax	**55,250**	67,069	45,366
(C) Adjusted tangible common equity (Non-GAAP)	**$ 2,001,849**	$ 2,162,501	$ 2,142,413
Tangible Assets (Non-GAAP)			
(D) Total assets (GAAP)	**$25,520,140**	$24,789,384	$24,698,952
Less: Intangible assets (GAAP) (b)	**156,942**	159,902	195,061
(E) Tangible assets (Non-GAAP)	**$25,363,198**	$24,629,482	$24,503,891
Tier 1 Common (Non-GAAP)			
(F) Tier 1 capital (c)	**$ 2,640,776**	$ 2,850,452	$ 2,812,471
Less: Noncontrolling interest – FTBNA preferred stock (a)(d)	**294,816**	294,816	294,816
Less: Trust preferred (e)	**200,000**	200,000	200,000
(G) Tier 1 common (Non-GAAP)	**$ 2,145,960**	$ 2,355,636	$ 2,317,655
Risk Weighted Assets			
(H) Risk weighted assets (c)	**$20,153,430**	$20,026,412	$20,102,775
Ratios			
(B)/(E) Tangible common equity to tangible assets ("TCE/TA") (Non-GAAP)	**8.11%**	9.05%	8.93%
(A)/(D) Total period-end equity to period-end assets (GAAP)	**9.83**	10.83	10.84
(G)/(H) Tier 1 common to risk weighted assets (Non-GAAP)	**10.65**	11.76	11.53
(F)/(D) Tier 1 capital to total assets (GAAP)	**10.35**	11.50	11.39
(C)/(H) Adjusted tangible common equity to risk weighted assets ("TCE/RWA") (Non-GAAP) (f)	**9.93**	10.80	10.66

Table 29 – Non-GAAP to GAAP Reconciliation (continued)

(Thousands)	**2012**	2011	2010
Net interest income adjusted for impact of fully taxable equivalent ("FTE") (Non-GAAP)			
Regional Banking			
Net interest income (GAAP)	**$597,992**	$ 561,902	$556,822
FTE adjustment	**6,274**	5,540	2,338
Net interest income adjusted for impact of FTE (Non-GAAP)	**$604,266**	$ 567,442	$559,160
Capital Markets			
Net interest income (GAAP)	**$ 20,308**	$ 22,090	$ 21,649
FTE adjustment	**661**	335	282
Net interest income adjusted for impact of FTE (Non-GAAP)	**$ 20,969**	$ 22,425	$ 21,931
Corporate			
Net interest income (GAAP)	**$ (23,564)**	$ (6,472)	$ (354)
FTE adjustment	**74**	213	183
Net interest income adjusted for impact of FTE (Non-GAAP)	**$ (23,490)**	$ (6,259)	$ (171)
Non-Strategic			
Net interest income (GAAP)	**$ 93,931**	$123,312	$152,721
FTE adjustment	**-**	-	-
Net interest income adjusted for impact of FTE (Non-GAAP)	**$ 93,931**	$ 123,312	$152,721
Total Consolidated			
Net interest income (GAAP)	**$688,667**	$ 700,832	$730,838
FTE adjustment	**7,009**	6,088	2,803
Net interest income adjusted for impact of FTE (Non-GAAP)	**$695,676**	$ 706,920	$733,641

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Included in total equity on the Consolidated Statements of Condition

(b) Includes goodwill and other intangible assets, net of amortization.

(c) Defined by and calculated in conformity with bank regulations.

(d) Represents FTBNA preferred stock included in noncontrolling interest.

(e) Included in Term borrowings on the Consolidated Statements of Condition.

(f) See Glossary of Terms for definition of ratio.

GLOSSARY OF SELECTED FINANCIAL TERMS

Adjusted Tangible Common Equity to Risk Weighted Assets ("TCE/RWA") – Common equity excluding intangible assets and unrealized gains/losses on available for sale securities divided by risk weighted assets.

Allowance for Loan Losses ("ALLL") – Valuation reserve representing the amount considered by management to be adequate to cover estimated probable incurred losses in the loan portfolio.

Agencies – In this annual report, agencies are collectively GSEs plus GNMA

Basis Point – The equivalent of one-hundredth of one percent. One hundred basis points equals one percent. This unit is generally used to measure spreads and movements in interest yields and rates and in measures based on interest yields and rates.

Book Value Per Common Share – A ratio determined by dividing common equity at the end of a period by the number of common shares outstanding at the end of that period.

Commercial and Standby Letters of Credit – Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers' payables and receivables. Standby letters of credit are issued by an entity to ensure its customers' performance in dealing with others.

Commitment to Extend Credit ("Unfunded Commitments") – Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiration date, covenants, or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.

Core Businesses – Management treats regional banking, capital markets, and corporate as FHN's core businesses. Non-strategic has significant legacy assets and operations that are being wound down.

Core Deposits – Core deposits consist of all interest-bearing and noninterest-bearing deposits, except certificates of deposit over $100,000. They include checking interest deposits, money market deposit accounts, time and other savings, plus demand deposits.

Derivative Financial Instrument – A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities, or financial or commodity indices.

Diluted Earnings/(Loss) Per Common Share ("Diluted EPS") – Net income/(loss) available to common shareholders, divided by weighted average shares outstanding plus the effect of common stock equivalents that have the potential to be converted into common shares.

Discharged Bankruptcies – Residential real estate secured loans where the borrower has been discharged from personal liability through bankruptcy proceedings. Such loans that have not been reaffirmed by the borrower are charged down to estimated collateral value less disposition costs (net realizable value) and are reported as nonaccruing TDRs.

Earning Assets – Assets that generate interest or dividend income or yield-related fee income, such as loans and investment securities.

Earnings/(Loss) Per Common Share ("EPS") – Net income/(loss) available to common shareholders, divided by the weighted average number of common shares outstanding.

Excess Interest-Only Strip – Financial asset representing the right to receive earnings from serviced assets that exceed contractually specified servicing fees and are legally separable from the base servicing rights.

Fully Taxable Equivalent ("FTE") – Reflects the amount of tax-exempt income adjusted to a level that would yield the same after-tax income had that income been subject to taxation.

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Forward Contracts – Contracts representing commitments either to purchase or sell at a specified future date a specified security or financial instrument at a specified price, and may be settled in cash or through delivery.

Government Sponsored Entities ("GSEs") – In this annual report, the term "GSEs" includes FNMA and FHLMC.

Individually Impaired Loans – Generally, commercial loans over $1 million that are not expected to pay all contractually due principal and interest, and consumer loans that have experienced a troubled debt restructuring and are individually evaluated for impairment.

Interest-Only Strip – Mortgage security consisting of the interest rate portion of a stripped mortgage backed security.

Interest Rate Caps and Floors – Contracts with notional principal amounts that require the seller, in exchange for a fee, to make payments to the purchaser if a specified market interest rate exceeds a fixed upper "capped" level or falls below a fixed lower "floor" level on specified future dates.

Interest Rate Option – A contract that grants the holder (purchaser), for a fee, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer (seller) of the option.

Interest Rate Swap – An agreement in which two entities agree to exchange, at specified intervals, interest payment streams calculated on an agreed-upon notional principal amount with at least one stream based on a floating rate index.

Interest Rate Swaptions – Options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

Leverage Ratio – Ratio consisting of Tier 1 capital divided by quarterly average assets adjusted for certain unrealized gains/(losses) on available for sale securities, goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets.

Lower of Cost or Market ("LOCOM") – A method of accounting for certain assets by recording them at the lower of their historical cost or their current market value.

Market Capitalization – Market value of a company is computed by multiplying the number of shares outstanding by the current stock price.

Mortgage Backed Securities ("MBS") – Investment securities backed by a pool of mortgages or trust deeds. Principal and interest payments on the underlying mortgages are used to pay principal and interest on the securities.

Mortgage Warehouse – Mortgage loans that have been closed and funded and are awaiting sale and delivery into the secondary market. Also includes loans that management does not have the intent and ability to hold for the foreseeable future.

Mortgage Servicing Rights ("MSR") – The right to service mortgage loans, generally owned by someone else, for a fee. Loan servicing includes collecting payments; remitting funds to investors, insurance companies, and taxing authorities; collecting delinquent payments; and foreclosing on properties when necessary.

Net Interest Margin ("NIM") – Expressed as a percentage, net interest margin is a ratio computed by dividing a day-weighted fully taxable equivalent net interest income by average earning assets.

Net Interest Spread – The difference between the average yield earned on earning assets on a fully taxable equivalent basis and the average rate paid for interest-bearing liabilities.

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Nonaccrual or Nonperforming Loans – Loans on which interest accruals have been discontinued due to the borrower's financial difficulties. Interest income on these loans is generally reported on a cash basis as it is collected after recovery of principal.

Non-GAAP – Certain measures contained within MD&A are not formally defined by GAAP or codified in the federal banking regulations. A reconciliation of these Non-GAAP measures may be found in table 29 of MD&A.

Nonperforming Assets ("NPAs") – Interest-earning assets on which interest income is not being accrued, real estate properties acquired through foreclosure and other assets obtained through the foreclosure process.

Origination Fees – A fee charged to the borrower by the lender to originate a loan. Usually stated as a percentage of the face value of the loan.

Provision for Loan Losses – The periodic charge to earnings for inherent losses in the loan portfolio.

Purchase Obligation – An agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Purchased Funds – The combination of certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreement to repurchase, and other short-term borrowings.

Restricted Real Estate Loans and Secured Borrowings – Line item includes restricted loans that are assets of a consolidated variable interest entity that can be used only to settle obligations of the consolidated variable interest entity and loans from nonconsolidated variable interest entities in which the securitization did not qualify for sale treatment per GAAP. These loans secure long-term borrowings of the respective VIE.

Repurchase Agreement – A method of short-term financing where one party agrees to buy back, at a future date (generally overnight) and an agreed-upon price, a security it sells to another party.

Return on Average Assets ("ROA") – A measure of profitability that is calculated by dividing net income by total average assets.

Return on Average Common Shareholders' Equity ("ROE") – A measure of profitability that indicates what an institution earned on its shareholders' investment. ROE is calculated by dividing net income available to common shareholders by total average common equity.

Risk-Adjusted Assets – A regulatory risk-based calculation that takes into account the broad differences in risks among a banking organization's assets and off-balance sheet financial instruments.

Tangible Common Equity to Tangible Assets ("TCE/TA") – A ratio which may be used to evaluate a company's capital position. TCE/TA includes common equity less goodwill and other intangible assets over tangible assets. Tangible assets includes a company's total assets less goodwill and other intangible assets.

Tier 1 Capital Ratio – Ratio consisting of shareholders' equity adjusted for certain unrealized gains/(losses) on available for sale securities, reduced by goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets divided by risk-adjusted assets.

Tier 1 Common – A measure of a company's capital position, which includes Tier 1 capital less preferred stock amounts.

Total Capital Ratio – Ratio consisting of Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-adjusted assets.

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Transaction Account Guarantee ("TAG") Program – Established in 2008, the TAG program guarantees non-interest bearing accounts beyond the $250,000 coverage available under the FDIC's general deposit insurance rules. Participating financial institutions are subject to certain fees based upon the FDIC's risk-based premium system. FHN voluntarily participated in the TAG program until it expired on December 31, 2012.

Troubled Debt Restructuring ("TDR") – A loan is identified and reported as a TDR when FHN has granted an economic concession to a borrower experiencing financial difficulty.

Voluntary Separation Program ("VSP") – A program launched in October 2012 applicable to selected employees primarily in functions not managing customer relations. Selected employees could elect to participate depending on length of service and salary. Costs associated with the VSP are included in restructuring and recorded in Employee compensation, incentives, and benefits on the Consolidated Statements of Income.

ACRONYMS

AFS	Available-for-sale
ALCO	Asset/Liability Committee
ALLL	Allowance for loan losses
ALR	Average loss rate model
ASC	FASB Accounting Standards Codification
C&I	Commercial, financial, and industrial loan portfolio
CDOs	Collateralized debt obligations
CEO	Chief Executive Officer
CLTV	Combined loan-to-value
CMO	Collateralized mortgage obligations
CPP	U.S. treasury capital purchase program
CRE	Commercial Real Estate
CRMC	Credit Risk Management Committee
DSCRs	Debt service coverage ratios
DTA	Deferred tax asset
DTI	Debt-to-income
DTL	Deferred tax liability
ENEC	Employee non-voluntary elective contribution
EPS	Earnings per share
ESOP	Employee stock ownership plan
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FFS	Federal funds sold
FHA	Federal Housing Administration
FHFA	Federal Housing Finance Agency
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation or Freddie Mac
FHN	First Horizon National Corporation
FICO	Fair Isaac Corporation
FINRA	Financial Industry Regulatory Authority
FNMA	Federal National Mortgage Association or Fannie Mae
FRB	Federal Reserve Bank or the Fed
FTBNA	First Tennessee Bank National Association
FTE	Fully taxable equivalent
FTN ECM	FTN Equity Capital Markets
FTNF	FTN Financial
FTNFS	FTN Financial Securities Corp.
FTRESC	FT Real Estate Securities Company, Inc.
GAAP	Generally accepted accounting principles
GNMA	Government National Mortgage Association or Ginnie Mae
GSE	Government sponsored enterprises, in this filing references Fannie Mae and Freddie Mac
HAMP	Home Affordable Modification Program
HELOCs	Home equity lines of credit
HFS	Held-for-sale
HTI	Housing to income
HTM	Held to maturity

ACRONYMS (continued)

IPO	Initial public offering
IRS	Internal Revenue Service
LIBOR	London Inter-Bank Offered Rate
LIHTC	Low Income Housing Tax Credit
LOCOM	Lower of cost or market
LRRD	Loan Rehab and Recovery Department
LTV	Loan-to-value
MBS	Mortgage-backed securities
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MI	Private mortgage insurance
MSR	Mortgage servicing rights
NII	Net interest income
NIM	Net interest margin
NPAs	Nonperforming assets
NPLs	Nonperforming loans
NRV	Net realizable value
NSF	Non-sufficient funds
OCC	Office of the Comptroller of the Currency
OTC	One-time close
P&I	Principal and interest
PD	Probability of default
PM	Portfolio managers
QSPE	Qualifying special purposes entities
REIT	Real estate investment trust
Res CRE	Residential commercial real estate construction loan portfolio or residential CRE
RM	Relationship managers
ROA	Return on assets
ROE	Return on equity
RSUs	Restricted stock units
RWA	Risk weighted assets
SBA	Small Business Administration
SEC	Securities and Exchange Commission
TA	Tangible assets
TAF	Term Auction Facility
TAG	Transaction Account Guarantee
TARP	Troubled Asset Relief Program
TCE	Tangible common equity
TDRs	Troubled Debt Restructurings
TRUPs	Trust preferred loans
UPB	Unpaid principal balance
UST	United States Treasury Department
UTB	Unrecognized tax benefits
VA	Veterans Administration
VIE	Variable Interest Entities
VSP	Voluntary separation program

REPORT OF MANAGEMENT
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of First Horizon National Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. First Horizon National Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Even effective internal controls, no matter how well designed, have inherent limitations such as the possibility of human error or of circumvention or overriding of controls, and consideration of cost in relation to benefit of a control. Moreover, effectiveness must necessarily be considered according to the existing state of the art of internal control. Further, because of changes in conditions, the effectiveness of internal controls may diminish over time.

Management assessed the effectiveness of First Horizon National Corporation's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on our assessment and those criteria, management believes that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2012.

First Horizon National Corporation's independent auditors have issued an attestation report on First Horizon National Corporation's internal control over financial reporting. That report appears on the following page.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited First Horizon National Corporation's (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Horizon National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of First Horizon National Corporation as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 27, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Memphis, Tennessee
February 27, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited the accompanying consolidated statements of condition of First Horizon National Corporation and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Horizon National Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Memphis, Tennessee
February 27, 2013

CONSOLIDATED STATEMENTS OF CONDITION

(Dollars in thousands, except restricted and share amounts)	December 31 2012	2011
Assets:		
Cash and due from banks (Restricted – $– on December 31, 2012 and $4.9 million on December 31, 2011)	**$ 469,879**	$ 384,667
Federal funds sold and securities purchased under agreements to resell	**636,383**	443,588
Total cash and cash equivalents (Restricted – $– on December 31, 2012 and $4.9 million on December 31, 2011)	**1,106,262**	828,255
Interest-bearing cash	**353,373**	452,856
Trading securities	**1,262,720**	988,217
Loans held-for-sale	**401,937**	413,897
Securities available-for-sale (Note 3)	**3,061,808**	3,066,272
Loans, net of unearned income (Restricted – $.1 billion on December 31, 2012 and $.6 billion on December 31, 2011) (Note 4)	**16,708,582**	16,397,127
Less: Allowance for loan losses (Restricted – $4.3 million on December 31, 2012 and $31.8 million on December 31, 2011) (Note 4)	**276,963**	384,351
Total net loans (Restricted – $.1 billion on December 31, 2012 and $.6 billion on December 31, 2011)	**16,431,619**	16,012,776
Mortgage servicing rights (Note 6)	**114,311**	144,069
Goodwill (Note 7)	**134,242**	133,659
Other intangible assets, net (Note 7)	**22,700**	26,243
Capital markets receivables	**303,893**	164,987
Premises and equipment, net (Note 5)	**303,273**	321,253
Real estate acquired by foreclosure	**60,690**	85,244
Other assets (Restricted – $1.9 million on December 31, 2012 and $13.4 million on December 31, 2011)	**1,963,312**	2,151,656
Total assets (Restricted – $.1 billion on December 31, 2012 and $.6 billion on December 31, 2011)	**$25,520,140**	$24,789,384
Liabilities and equity:		
Deposits:		
Savings	**$ 6,705,496**	$ 6,624,405
Time deposits	**1,019,938**	1,173,375
Other interest-bearing deposits	**3,798,313**	3,193,697
Certificates of deposit $100,000 and more	**503,490**	608,518
Interest-bearing	**12,027,237**	11,599,995
Noninterest-bearing	**4,602,472**	4,613,014
Total deposits	**16,629,709**	16,213,009
Federal funds purchased and securities sold under agreements to repurchase (Note 9)	**1,906,461**	1,887,052
Trading liabilities (Note 9)	**564,429**	347,285
Other short-term borrowings (Note 9)	**441,201**	172,550
Term borrowings (Restricted – $.1 billion on December 31, 2012 and $.6 billion on December 31, 2011) (Note 10)	**2,226,482**	2,481,660
Capital markets payables	**296,450**	164,708
Other liabilities (Restricted – $–on December 31, 2012 and $.1 million on December 31, 2011)	**946,202**	838,483
Total liabilities (Restricted – $.1 billion on December 31, 2012 and $.6 billion on December 31, 2011)	**23,010,934**	22,104,747
Equity:		
First Horizon National Corporation Shareholders' Equity:		
Common stock – $.625 par value (shares authorized – 400,000,000; shares issued – 243,597,780 on December 31, 2012 and 257,468,092 on December 31, 2011)	**152,249**	160,918
Capital surplus	**1,488,463**	1,601,346
Undivided profits	**719,672**	757,364
Accumulated other comprehensive loss, net (Note 15)	**(146,343)**	(130,156)
Total First Horizon National Corporation Shareholders' Equity	**2,214,041**	2,389,472
Noncontrolling interest (Note 12)	**295,165**	295,165
Total equity	**2,509,206**	2,684,637
Total liabilities and equity	**$25,520,140**	$24,789,384

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars and shares in thousands except per share data)	Year Ended December 31 2012	2011	2010
Interest income:			
Interest and fees on loans	**$ 648,555**	$ 654,430	$ 697,934
Interest on investment securities	**98,450**	118,106	114,325
Interest on loans held-for-sale	**14,906**	15,910	18,767
Interest on trading securities	**35,363**	43,191	46,384
Interest on other earning assets	**1,679**	800	2,876
Total interest income	**798,953**	832,437	880,286
Interest expense:			
Interest on deposits:			
Savings	**19,744**	26,963	31,308
Time deposits	**21,265**	29,274	38,600
Other interest-bearing deposits	**5,896**	6,247	8,846
Certificates of deposit $100,000 and more	**8,311**	9,817	13,006
Interest on trading liabilities	**10,450**	14,958	18,090
Interest on short-term borrowings	**5,286**	5,838	7,435
Interest on term borrowings	**39,334**	38,508	32,163
Total interest expense	**110,286**	131,605	149,448
Net interest income	**688,667**	700,832	730,838
Provision for loan losses	**78,000**	44,000	270,000
Net interest income after provision for loan losses	**610,667**	656,832	460,838
Noninterest income:			
Capital markets	**334,912**	355,291	424,034
Deposit transactions and cash management	**120,168**	134,055	143,176
Mortgage banking	**51,890**	90,586	167,364
Brokerage, management fees and commissions	**34,934**	32,964	27,862
Trust services and investment management	**24,319**	24,952	25,674
Insurance commissions	**3,148**	3,591	3,640
Debt securities gains/(losses), net	**328**	772	374
Equity securities gains/(losses), net	**365**	35,392	10,548
Gain on divestiture	**200**	-	-
All other income and commissions (Note 14)	**101,065**	108,408	130,053
Total noninterest income	**671,329**	786,011	932,725
Adjusted gross income after provision for loan losses	**1,281,996**	1,442,843	1,393,563
Noninterest expense:			
Employee compensation, incentives, and benefits	**640,857**	610,225	672,007
Repurchase and foreclosure provision	**299,256**	159,590	189,830
Occupancy	**49,027**	53,613	57,725
Contract employment and outsourcing	**41,198**	41,896	28,480
Computer software	**40,018**	34,656	30,356
Legal and professional fees	**38,750**	69,643	61,856
Operations services	**35,429**	50,347	59,148
Equipment rentals, depreciation, and maintenance	**31,246**	32,914	28,387
FDIC premium expense	**27,968**	28,302	37,138
Communications and courier	**18,318**	19,100	22,132
Foreclosed real estate	**11,041**	22,076	24,944
Miscellaneous loan costs	**4,126**	4,664	12,363
Amortization of intangible assets	**3,910**	4,016	4,149
All other expense (Note 14)	**142,557**	161,953	113,295
Total noninterest expense	**1,383,701**	1,292,995	1,341,810
Income/(loss) before income taxes	**(101,705)**	149,848	51,753
Provision/(benefit) for income taxes (Note 16)	**(85,262)**	15,836	(21,182)
Income/(loss) from continuing operations	**(16,443)**	134,012	72,935
Income/(loss) from discontinued operations, net of tax (a)	**148**	8,618	(11,332)
Net income/(loss)	**$ (16,295)**	$ 142,630	$ 61,603
Net income attributable to noncontrolling interest	**11,464**	11,434	11,402
Net income/(loss) attributable to controlling interest	**$ (27,759)**	$ 131,196	$ 50,201
Preferred stock dividends	**-**	-	107,970
Net income/(loss) available to common shareholders	**$ (27,759)**	$ 131,196	$ (57,769)
Basic earnings/(loss) per share from continuing operations (Note 17)	**$ (0.11)**	$ 0.47	$ (0.20)
Diluted earnings/(loss) per share from continuing operations (Note 17)	**$ (0.11)**	$ 0.47	$ (0.20)
Basic earnings/(loss) per share available to common shareholders (Note 17)	**$ (0.11)**	$ 0.50	$ (0.25)
Diluted earnings/(loss) per share available to common shareholders (Note 17)	**$ (0.11)**	$ 0.50	$ (0.25)
Weighted average common shares (Note 17)	**248,349**	260,574	235,699
Diluted average common shares (Note 17)	**248,349**	262,861	235,699

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Due to the nature of the preferred stock issued by FHN's subsidiaries, all components of Income/(loss) from discontinued operations, net of tax have been attributed solely to FHN as the controlling interest holder.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)	Year Ended December 31 **2012**	2011	2010
Net income/(loss)	**$(16,295)**	$142,630	$ 61,603
Other comprehensive income/(loss), net of tax:			
Unrealized market adjustments on securities available-for-sale arising during the period, Net of tax of $(7.4) million for 2012, $14.1 million for 2011 and $(12.2) million for 2010	**(11,619)**	22,175	(19,122)
Reclassification adjustment for (gain)/loss on securities available-for-sale included in Net income/(loss), Net of tax of $(.1) million for 2012 and $(.3) million for 2011 and 2010	**(200)**	(472)	(437)
Unrealized gain/(loss) on securities available-for-sale	**(11,819)**	21,703	(19,559)
Net actuarial gain/(loss) arising during the period, Net of tax of $(17.9) million for 2012, $(23.3) million for 2011 and $(2.0) million for 2010	**(27,204)**	(37,616)	(3,425)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost, Net of tax of $15.0 million for 2012, $8.3 million for 2011 and $5.5 million for 2010	**22,836**	13,303	9,647
Total pension and post retirement plans	**(4,368)**	(24,313)	6,222
Other comprehensive income/(loss)	**(16,187)**	(2,610)	(13,337)
Comprehensive income/(loss)	**(32,482)**	140,020	48,266
Comprehensive income attributable to noncontrolling interest	**11,464**	11,434	11,402
Comprehensive income/(loss) attributable to controlling interest	**$(43,946)**	$128,586	$ 36,864

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

(Amounts in thousands, except per share data)	Common Shares	Total	Preferred Stock – Capital Surplus	Common Stock	Capital Surplus	Undivided Profits	Accumulated Other Comprehensive Income/(Loss) (a)	Noncontrolling Interest
Balance, December 31, 2009	221,980	$3,302,468	$ 798,685	$138,738	$1,292,509	$ 891,580	$(114,209)	$295,165
Adjustment to reflect adoption of amendments to ASC 810	-	(10,562)	-	-	-	(10,562)	-	-
Beginning balance, as adjusted	221,980	3,291,906	798,685	138,738	1,292,509	881,018	(114,209)	295,165
Net income/(loss)	-	61,603	-	-	-	50,201	-	11,402
Other comprehensive income/(loss):								
Fair value adjustments, net of tax:								
Securities available-for-sale	-	(19,559)	-	-	-	-	(19,559)	-
Pension and postretirement plans:								
Net actuarial gain/(loss) arising during the period	-	(3,425)	-	-	-	-	(3,425)	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	9,647	-	-	-	-	9,647	-
Comprehensive income/(loss)	-	48,266	-	-	-	50,201	(13,337)	11,402
Preferred stock – (CPP) accretion	-	67,855	67,855	-	-	-	-	-
Preferred stock – (CPP) dividends	-	(115,635)	-	-	-	(115,635)	-	-
Redemption of preferred shares – CPP	-	(866,540)	(866,540)	-	-	-	-	-
Stock dividends declared	14,164	-	-	8,852	170,227	(179,079)	-	-
Common stock issuance (26.3 million shares issued at $10.50 per share net of offering costs)	26,316	263,103	-	16,448	246,655	-	-	-
Common stock repurchased	(119)	(1,345)	-	(74)	(1,271)	-	-	-
Common stock issued for:								
Stock options and restricted stock – equity awards	1,025	180	-	640	(460)	-	-	-
Tax benefit reversals – stock-based compensation plans	-	(5,577)	-	-	(5,577)	-	-	-
Stock-based compensation expense	-	11,987	-	-	11,987	-	-	-
Dividends declared – noncontrolling interest of subsidiary preferred stock	-	(11,402)	-	-	-	-	-	(11,402)
Other changes in equity	-	(4,793)	-	-	-	(4,793)	-	-
Balance, December 31, 2010	263,366	2,678,005	-	164,604	1,714,070	631,712	(127,546)	295,165
Net income/(loss)	-	142,630	-	-	-	131,196	-	11,434
Other comprehensive income/(loss):								
Fair value adjustments, net of tax:								
Securities available-for-sale	-	21,703	-	-	-	-	21,703	-
Pension and postretirement plans:								
Net actuarial gain/(loss) arising during the period	-	(37,616)	-	-	-	-	(37,616)	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	13,303	-	-	-	-	13,303	-
Comprehensive income/(loss)	-	140,020	-	-	-	131,196	(2,610)	11,434

CONSOLIDATED STATEMENTS OF EQUITY (continued)

(Amounts in thousands, except per share data)	Common Shares	Total	Preferred Stock – Capital Surplus	Common Stock	Capital Surplus	Undivided Profits	Accumulated Other Comprehensive Income/(Loss) (a)	Noncontrolling Interest
Common stock warrants repurchased - CPP	-	(79,700)	-	-	(79,700)	-	-	-
Cash dividends declared ($.04 per share)	-	(10,324)	-	-	-	(10,324)	-	-
Common stock repurchased (b)	(6,281)	(45,111)	-	(3,925)	(41,186)	-	-	-
Common stock issued for:								
Stock options and restricted stock - equity awards	383	(1)	-	239	(240)	-	-	-
Tax benefit reversals – stock-based compensation plans	-	(5,771)	-	-	(5,771)	-	-	-
Stock-based compensation expense	-	14,173	-	-	14,173	-	-	-
Dividends declared – noncontrolling interest of subsidiary preferred stock	-	(11,434)	-	-	-	-	-	(11,434)
Other changes in equity	-	4,780	-	-	-	4,780	-	-
Balance, December 31, 2011	257,468	2,684,637	-	160,918	1,601,346	757,364	(130,156)	295,165
Net income/(loss)	-	(16,295)	-	-	-	(27,759)	-	11,464
Other comprehensive income/(loss):								
Fair value adjustments, net of tax:								
Securities available-for-sale	-	(11,819)	-	-	-	-	(11,819)	-
Pension and postretirement plans:								
Net actuarial gain/(loss) arising during the period	-	(27,204)	-	-	-	-	(27,204)	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	22,836	-	-	-	-	22,836	-
Comprehensive income/(loss)	-	(32,482)	-	-	-	(27,759)	(16,187)	11,464
Cash dividends declared ($.04 per share)	-	(9,933)	-	-	-	(9,933)	-	-
Common stock repurchased (c)	(14,502)	(133,757)	-	(9,064)	(124,693)	-	-	-
Common stock issued for:								
Stock options and restricted stock – equity awards	632	144	-	395	(251)	-	-	-
Tax benefit reversals – stock-based compensation plans	-	(4,140)	-	-	(4,140)	-	-	-
Stock-based compensation expense	-	16,201	-	-	16,201	-	-	-
Dividends declared – noncontrolling interest of subsidiary preferred stock	-	(11,464)	-	-	-	-	-	(11,464)
Balance, December 31, 2012	243,598	$2,509,206	$-	$152,249	$1,488,463	$719,672	$(146,343)	$295,165

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Due to the nature of the preferred stock issued by FHN's subsidiaries, all components of other comprehensive income/(loss) have been attributed solely to FHN as the controlling interest holder.
(b) Includes $44 million repurchased under the share repurchase program in 2011.
(c) Includes $131 million repurchased under the share repurchase program in 2012.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)		Year Ended December 31 2012	2011	2010
Operating Activities	Net income/(loss)	**$ (16,295)**	$ 142,630	$ 61,603
	Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities:			
	Provision for loan losses	**78,000**	44,000	270,000
	Provision/(benefit) for deferred income taxes	**(70,266)**	36,035	233,513
	Depreciation and amortization of premises and equipment	**35,028**	34,624	31,121
	Amortization of intangible assets	**3,910**	4,380	5,526
	Net other amortization and accretion	**79,034**	50,317	45,853
	Net (increase)/decrease in derivatives	**(8,847)**	5,145	1,007
	Market value adjustment on mortgage servicing rights	**5,075**	41,260	31,146
	Repurchase and foreclosure provision	**299,256**	159,590	189,830
	Fair value adjustment to foreclosed real estate	**9,422**	18,358	18,097
	Goodwill impairment	**-**	10,100	3,348
	Litigation and regulatory matters	**33,313**	41,279	2,398
	(Gains)/losses on divestitures (a)	**(485)**	(10,143)	-
	Stock-based compensation expense	**16,201**	14,173	11,987
	Tax benefit reversals stock-based compensation plans	**4,140**	5,771	5,577
	Equity securities (gains)/losses, net	**(365)**	(35,392)	(10,548)
	Debt securities gains, net	**(328)**	(772)	(374)
	Gains on extinguishment of debt	**-**	(5,761)	(17,060)
	Net (gain)/losses on sale/disposal of fixed assets	**(2,540)**	1,581	3,015
	Net (increase)/decrease in:			
	Trading securities	**(283,239)**	(226,361)	(85,408)
	Loans held-for-sale	**11,960**	(38,608)	77,212
	Capital markets receivables	**(138,906)**	(18,896)	188,313
	Interest receivable	**6,007**	5,449	8,576
	Mortgage servicing rights - bulk sales	**-**	-	24,558
	Other assets	**188,423**	(19,964)	1,258
	Net increase/(decrease) in:			
	Capital markets payables	**131,742**	99,202	(227,469)
	Interest payable	**(2,386)**	(7,945)	(6,741)
	Other liabilities	**(223,446)**	(291,444)	(166,797)
	Trading liabilities	**217,144**	(14,635)	68,533
	Total adjustments	**387,847**	(98,657)	706,471
	Net cash provided/(used) by operating activities	**371,552**	43,973	768,074
Investing Activities	Available-for-sale securities:			
	Sales	**47,536**	495,095	528,767
	Maturities	**1,085,524**	810,833	1,064,905
	Purchases	**(1,157,906)**	(1,276,125)	(1,954,858)
	Premises and equipment:			
	Sales	**7,354**	-	-
	Purchases	**(21,862)**	(35,408)	(42,631)
	Net (increase)/decrease in:			
	Loans	**(489,308)**	75,350	993,700
	Interests retained from securitizations classified as trading securities	**8,736**	7,894	10,783
	Interest-bearing cash	**99,483**	64,883	21,561
	Cash receipts related to divestitures	**5,278**	24,467	-
	Net cash provided/(used) by investing activities	**(415,165)**	166,989	622,227
Financing Activities	Common stock:			
	Stock options exercised	**144**	-	93
	Cash dividends paid	**(10,066)**	(7,944)	-
	Repurchase of shares (b)	**(133,757)**	(45,111)	(1,345)
	Issuance of common shares	**-**	-	263,103
	Repurchase of common stock warrant - CPP	**-**	(79,700)	-
	Tax benefit reversals stock-based compensation plans	**(4,140)**	(5,771)	(5,577)
	Repayment of preferred equity - CPP	**-**	-	(866,540)
	Cash dividends paid - preferred stock - CPP	**-**	-	(47,780)
	Cash dividends paid - preferred stock - noncontrolling interest	**(11,406)**	(11,375)	(11,406)
	Term borrowings:			
	Issuance	**2,699**	15,301	496,345
	Payments/maturities	**(234,209)**	(695,936)	(288,260)
	Increases in restricted term borrowings	**7,595**	10,318	8,537
	Net cash paid for extinguishment of debt	**-**	(100,000)	(87,840)
	Net increase/(decrease) in:			
	Deposits	**416,700**	1,004,778	341,016
	Short-term borrowings	**288,060**	(236,041)	(1,340,468)
	Net cash provided/(used) by financing activities	**321,620**	(151,481)	(1,540,122)
	Net increase/(decrease) in cash and cash equivalents	**278,007**	59,481	(149,821)
	Cash and cash equivalents at beginning of period	**828,255**	768,774	918,595
	Cash and cash equivalents at end of period	**$ 1,106,262**	$ 828,255	$ 768,774
Supplemental Disclosures	Total interest paid	**$ 111,033**	$ 138,925	$ 155,943
	Total taxes paid	**33,112**	16,399	2,100
	Total taxes refunded	**169,396**	81,235	77,736
	Transfer from loans to other real estate owned	**33,558**	63,932	180,506

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Net of tax, gains on divestitures are $9.9 million for 2011.

(b) 2012 and 2011 include $131.0 million and $44.0 million respectively, repurchased under the share repurchase program launched in fourth quarter 2011.

Notes to the Consolidated Financial Statements

Note 1 ❑ Summary of Significant Accounting Policies

Basis of Accounting. The consolidated financial statements of First Horizon National Corporation ("FHN"), including its subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. This preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on information available as of the date of the financial statements and could differ from actual results.

Principles of Consolidation and Basis of Presentation. The consolidated financial statements include the accounts of FHN and other entities in which it has a controlling financial interest. Variable Interest Entities ("VIEs") for which FHN or a subsidiary has been determined to be the primary beneficiary are also consolidated. The assets and liabilities of FHN's consolidated residential mortgage securitization trusts have been parenthetically disclosed on the face of the Consolidated Statements of Condition as restricted in accordance with the presentation requirements of Accounting Standards Codification ("ASC") 810, as amended, due to the assets being pledged to settle the trusts' obligations and the trusts' security holders having no recourse to FHN. Affiliates for which FHN is not considered the primary beneficiary and in which FHN does not have a controlling financial interest are accounted for by the equity method. These investments are included in other assets, and FHN's proportionate share of income or loss is included in noninterest income. All significant intercompany transactions and balances have been eliminated. For purposes of comparability, certain prior period amounts have been reclassified to conform to current year presentation. Business combinations accounted for as purchases are included in the financial statements from the respective dates of acquisition.

Revenue Recognition. FHN derives a significant portion of its revenues from fee-based services. Noninterest income from transaction-based fees is generally recognized when the transactions are completed. Noninterest income from service-based fees is generally recognized over the period in which FHN provides the service.

Deposit Transactions and Cash Management. Deposit transactions include services related to retail and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients.

Insurance Commissions. Insurance commissions are derived from the sale of insurance products, including acting as an independent agent to provide life, long-term care, and disability insurance.

Trust Services and Investment Management. Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services.

Brokerage, Management Fees and Commissions. Brokerage, management fees and commissions include fees for portfolio management, trade commissions, and annuity and mutual fund sales.

Statements of Cash Flows. For purposes of these statements, cash and due from banks, federal funds sold, and securities purchased under agreements to resell are considered cash and cash equivalents. Federal funds are usually sold for one-day periods, and securities purchased under agreements to resell are short-term, highly liquid investments.

Trading Activities. Securities purchased in connection with underwriting or dealer activities (long positions) are carried at fair market value as trading securities. Gains and losses, both realized and unrealized, on these securities are reflected in capital markets noninterest income. Trading liabilities include securities that FHN has sold to other parties but does not own (short positions). FHN is obligated to purchase securities at a future date to cover the short positions. Assets and liabilities for unsettled trades are recorded on the Consolidated Statements of Condition as "Capital markets receivables" or "Capital markets payables." Retained interests from securitizations in the form of excess interest, interest-only and principal-only strips from sales and securitizations of first lien

mortgages are recognized at fair value as trading securities with gains and losses, both realized and unrealized, recognized in mortgage banking income. Excess interest represents rights to receive interest from serviced assets that exceed contractually specified rates. Principal-only strips are principal cash flow tranches, and interest-only strips are interest cash flow tranches. Cash receipts and payments are classified in investing activities on the Consolidated Statements of Cash Flows based on the purpose for which such financial assets were retained.

Investment Securities. Investment securities are reviewed quarterly for possible other-than-temporary impairment ("OTTI"). The review includes an analysis of the facts and circumstances of each individual investment such as the degree of loss, the length of time the fair value has been below cost, the expectation for that security's performance, the creditworthiness of the issuer and FHN's intent and ability to hold the security. Securities that may be sold prior to maturity and equity securities are classified as securities available-for-sale and are carried at fair value. The unrealized gains and losses on securities available-for-sale, including debt securities for which no credit impairment exists, are excluded from earnings and are reported, net of tax, as a component of other comprehensive income within shareholders' equity. Venture capital investments are classified as securities available-for-sale and are carried at fair value with unrealized gains and losses recognized in noninterest income.

Realized gains and losses for investment securities are determined by the specific identification method and reported in noninterest income. Declines in value judged to be other-than-temporary based on FHN's analysis of the facts and circumstances related to an individual investment, including securities that FHN has the intent to sell, are also determined by the specific identification method, and reported in noninterest income. For impaired debt securities that FHN does not intend to sell and will not be required to sell prior to recovery but for which credit losses exist, the other-than-temporary impairment recognized is separated between the total impairment related to credit losses which is reported in noninterest income, and the impairment related to all other factors which is excluded from earnings and reported, net of tax, as a component of other comprehensive income within shareholders' equity.

Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements. FHN enters into short-term purchases of securities under agreements to resell which are accounted for as collateralized financings except where FHN does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. As of December 31, 2012 and 2011, and for the three years ended December 31, 2012, all of FHN's securities purchased under agreements to resell were recognized as collateralized financings. Securities delivered under these transactions are delivered to either the dealer custody account at the Federal Reserve Bank ("FRB") or to the applicable counterparty. Securities sold under agreements to repurchase are offered to cash management customers as an automated, collateralized investment account. Securities sold are also used by the retail/commercial bank to obtain favorable borrowing rates on its purchased funds. As of December 31, 2012 and 2011, all of FHN's securities sold under agreements to repurchase were secured borrowings.

Collateral is valued daily and FHN may require counterparties to deposit additional securities or cash as collateral, or FHN may return cash or securities previously pledged by counterparties, or FHN may be required to post additional securities or cash as collateral, based on the contractual requirements for these transactions.

FHN's capital markets business utilizes securities borrowing arrangements as part of its trading operations. Securities borrowing transactions generally require FHN to deposit cash with the securities lender. The amount of cash advanced is recorded within Federal funds sold and securities purchased under agreements to resell in the Consolidated Statements of Condition. These transactions are not considered purchases and the securities borrowed are not recognized by FHN. FHN does not conduct securities lending transactions.

Loans Held-for-Sale and Securitization and Residual Interests. Prior to fourth quarter 2008, FHN originated first lien mortgage loans ("the warehouse") for the purpose of selling them in the secondary market, through sales to government sponsored enterprises ("GSEs") for securitization, proprietary securitizations, and to a lesser extent through other whole loan sales. In addition, FHN sold certain of the second lien mortgages and home equity lines of credit ("HELOC") it produced in the secondary market through securitizations and whole loan sales through thir quarter 2007. The majority of the mortgage securitization trusts to which FHN transferred loans remains unconsolidated as FHN is deemed not to be the primary beneficiary based on the interests it retained in the trus

Under ASC 810, as amended, continual reconsideration of conclusions reached regarding which interest holder is the primary beneficiary of a trust is required. See Note 24 – Variable Interest Entities for additional information regarding FHN's consolidated and nonconsolidated mortgage securitization trusts.

Loans originated or purchased in which management lacks the intent to hold are included in loans held-for-sale in the Consolidated Statements of Condition. FHN has elected the fair value option on a prospective basis for almost all types of mortgage loans originated for sale purposes. Such loans are carried at fair value, with changes in the fair value of these loans recognized in the mortgage banking noninterest income section of the Consolidated Statements of Income. For mortgage loans originated for sale for which the fair value option is elected, loan origination fees are recorded by FHN when earned and related direct loan origination costs are recognized when incurred. See Note 22 – Fair Value of Assets and Liabilities for additional information. FHN accounts for all mortgage loans held-for-sale which were originated prior to 2008 and for mortgage loans held-for-sale for which fair value accounting was not elected at the lower of cost or market value ("LOCOM").

Mortgage loans insured by the Federal Housing Administration ("FHA") and mortgage loans guaranteed by the Veterans Administration ("VA") were generally securitized through the Government National Mortgage Association ("GNMA", "Ginnie Mae", or "Ginnie") programs. Generally, conforming conventional loans were securitized through GSEs such as the Federal National Mortgage Association ("FNMA", "Fannie Mae", or "Fannie") and the Federal Home Loan Mortgage Corporation ("FHLMC", "Freddie Mac" or "Freddie"). In addition, FHN has completed proprietary securitizations of nonconforming first lien and second lien mortgages and HELOC, which do not conform to the requirements for sale or securitization through government agencies. Most of these securitizations are accounted for as sales; those that do not qualify for sale treatment are accounted for as consolidated VIEs or financing arrangements.

Interests retained from loan sales, including agency securitizations, include mortgage servicing rights ("MSR") and excess interest. Interests retained from proprietary securitizations include MSR and various financial assets which are included in trading securities. All retained interests, including MSR, are carried at fair value. FHN no longer retains financial interests in loans it transfers to third parties.

Loans. Loans are stated at principal amounts outstanding, net of unearned income. Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs as well as premiums and discounts are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs are recognized upon early repayment of the loans. Loan commitment fees are generally deferred and amortized on a straight-line basis over the commitment period. As required by ASC 310, "Receivables", FHN segregates the loan portfolio into segments and then further disaggregates the portfolio into classes for certain disclosures. Commercial loan portfolio segments include commercial, financial, and industrial ("C&I") and commercial real estate ("CRE"). Commercial classes within C&I include general C&I, loans to mortgage companies, and the trust preferred loans ("TRUPs") (i.e., loans to bank and insurance-related businesses) portfolio. Commercial classes within commercial real estate include income CRE and residential CRE. Retail loan portfolio segments include consumer real estate, permanent mortgage, and the credit card and other segment. Retail classes include HELOC and real estate ("R/E") installment loans within the consumer real estate segment, permanent mortgage (which is both a segment and a class), and credit card and other.

Nonaccrual and Past Due Loans. Generally, for all portfolio segments and classes, loans are placed on nonaccrual status if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance, or on a case-by-case basis if FHN continues to receive payments, but there are atypical loan structures or other borrower-specific issues. The determination of whether a troubled debt restructuring ("TDR") is placed on nonaccrual status generally follows the same internal policies and procedures as other portfolio loans. However, FHN will typically place a consumer real estate loan on nonaccrual status if it is 30 or more days delinquent at the time of modification and is determined to be a TDR, except for residential real estate secured loans discharged in bankruptcy ("discharged bankruptcies") that are placed on nonaccrual, regardless of delinquency status. Generally, current second liens are placed on nonaccrual status if they are behind first liens that FHN owns or services if the first lien is 90 days or more delinquent.

For commercial and retail loans within each portfolio segment and class placed on nonaccrual status, accrued but uncollected interest is reversed and charged against interest income when the loan is placed on nonaccrual status. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to recover the principal balance and accrued interest. For all portfolio segments and classes, interest payments received on nonaccrual and impaired loans are normally applied to principal. Once all principal has been received, additional interest payments are recognized on a cash basis as interest income.

Generally, commercial and retail loans within each portfolio segment and class that have been placed on nonaccrual status can be returned to accrual status if all principal and interest is current and FHN expects full repayment of the remaining contractual principal and interest, or the asset becomes well-secured and is in the process of collection. Also, loans for which all contractual amounts can reasonably be expected to be repaid (including arrearages) within a prudent period, and repayment has been in accordance with the contractual terms for a sustained period (generally for a minimum of six months) can also be returned to accrual status. Larger commercial loan balances (outstanding balances greater than $1 million) that are being returned to accrual status are subject to review by the Credit Risk Assurance Group. For residential real estate loans discharged through bankruptcy, such loans will be reported as a nonaccrual until the loan is ultimately repaid or charged-off. For current second liens that have been placed on nonaccrual because the senior lien was delinquent, the second lien may be returned to accrual upon pay-off or cure of the first lien.

Charge-offs. For all commercial and retail loan portfolio segments, all losses of principal are charged to the allowance for loan losses ("ALLL") in the period in which the loan is deemed to be uncollectible. For consumer loans secured by real estate, a collateral position is assessed prior to the asset becoming 90 days delinquent. Beginning in third quarter 2012, for discharged bankruptcies not reaffirmed by the borrower, the fair value of the collateral position is assessed at the time FHN is made aware of the discharge. If the collateral value does not support foreclosure, balances are fully charged-off and other avenues of recovery are pursued. If the collateral value supports foreclosure, the loan is charged-down to net realizable value of the collateral and is placed on nonaccrual status.

Impaired Loans. Impaired loans include nonaccrual commercial loans greater than $1 million and modified consumer and commercial loans that have been classified as a TDR and are individually measured for impairment under the guidance of ASC 310. See Note 4 – Loans for a discussion of methodologies utilized by FHN to measure impairment.

Allowance for Loan Losses. The ALLL is maintained at a level that management determines is sufficient to absorb estimated probable incurred losses in the loan portfolio. The ALLL is increased by the provision for loan losses and loan recoveries and is decreased by charged-off loans. Reserves are determined in accordance with ASC 450-20-50 "Contingencies – Accruals for Loss Contingencies" and are composed of reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail and commercial loans. The reserve factors applied to these pools are an estimate of probable incurred losses based on management's evaluation of historical net losses from loans with similar characteristics. Additionally, the ALLL includes specific reserves established in accordance with ASC 310-10-35, for loans determined by management to be individually impaired. Management uses analytical models based on loss experience subject to qualitative adjustment to reflect current events, trends, and conditions (including economic considerations and trends) to assess the adequacy of the ALLL as of the end of each reporting period. The nature of the process by which FHN determines the appropriate ALLL requires the exercise of considerable judgment. See Note 4 – Loans for a discussion of FHN's ALLL methodology and a description of the models utilized in the estimation process for the commercial and consumer loan portfolios.

Key components of the estimation process are as follows: (1) commercial loans determined by management to be individually impaired loans are evaluated individually and specific reserves are determined based on the difference between the outstanding loan amount and the estimated net realizable value of the collateral (if collateral dependent), the present value of expected future cash flows, or by observable market prices; (2) individual commercial loans not considered to be individually impaired are segmented based on similar credit risk characteristics and evaluated on a pool basis; (3) reserve rates for the commercial segment are calculated based on historical net charge-offs and are subject to adjustment by management to reflect current events, trends, and

conditions (including economic considerations and trends); (4) management's estimate of probable incurred losses reflects the reserve rate applied against the balance of loans in the commercial segment of the loan portfolio; (5) retail loans are segmented based on loan type; (6) reserve amounts for each retail portfolio segment are calculated using analytical models based on delinquency trends and net loss experience and are subject to adjustment by management to reflect current events, trends, and conditions (including economic considerations and trends); and (7) the reserve amount for each retail portfolio segment reflects management's estimate of probable incurred losses in the retail segment of the loan portfolio.

Impairment related to individually impaired loans is measured in accordance with ASC 310-10. For all commercial portfolio segments, commercial TDRs and other individually impaired commercial loans are measured based on the present value of expected future payments discounted at the loan's effective interest rate ("the DCF method"), observable market prices, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral less estimated costs to sell (net realizable value). Impaired loans also include consumer TDRs. With the exception of discharged bankruptcies which are collateral dependent and charged down to net realizable value, impairment is measured using a DCF model. For loans measured using the DCF method or by observable market prices, if the recorded investment in the impaired loan exceeds this amount, a specific allowance is established as a component of the ALLL; however, for impaired collateral-dependent loans FHN generally charges off the full difference between the book value and the estimated net realizable value.

For impaired assets viewed as collateral dependent, fair value estimates are obtained from a recently received and reviewed appraisal. Appraised values are adjusted down for costs associated with asset disposal and for the estimates of any further deterioration in values since the most recent appraisal.

Future adjustments to the ALLL and methodology may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates or, if required by regulators, based upon information at the time of their examinations or upon future regulatory guidance. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates.

Premises and Equipment. Premises and equipment are carried at cost less accumulated depreciation and amortization and include additions that materially extend the useful lives of existing premises and equipment. All other maintenance and repair expenditures are expensed as incurred. Gains and losses on dispositions are reflected in noninterest income and expense.

Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets and are recorded as noninterest expense. Leasehold improvements are amortized over the lesser of the lease periods or the estimated useful lives using the straight-line method. Useful lives utilized in determining depreciation for furniture, fixtures and equipment and buildings are three to fifteen and seven to forty-five years, respectively.

Real Estate Acquired by Foreclosure. Properties acquired by foreclosure in compliance with HUD servicing guidelines are included in "Real estate acquired by foreclosure" and are carried at the estimated amount of the underlying government insurance or guarantee. On December 31, 2012, FHN had $18.9 million in these foreclosed properties. All other real estate acquired by foreclosure consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. Losses arising at foreclosure are charged to the appropriate reserve.

Required developmental costs associated with foreclosed property under construction are capitalized and included in determining the estimated net realizable value of the property, which is reviewed periodically, and any write-downs are charged against current earnings.

Intangible Assets. Intangible assets consist of "Other intangible assets" and "Goodwill." The "Other intangible assets" represents identified intangible assets, including customer lists, acquired contracts, covenants not to compete and premium on purchased deposits, which are amortized over their estimated useful lives, except for

those assets related to deposit bases that are primarily amortized over 10 years. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of amortizing intangibles should be revised. Goodwill represents the excess of cost over net assets of acquired subsidiaries less identifiable intangible assets. On an annual basis, FHN assesses goodwill for impairment.

Derivative Financial Instruments. FHN accounts for derivative financial instruments in accordance with ASC 815 which requires recognition of all derivative instruments on the balance sheet as either an asset or liability measured at fair value through adjustments to either accumulated other comprehensive income within shareholders' equity or current earnings. Fair value is defined as the price that would be received to sell a derivative asset or paid to transfer a derivative liability in an orderly transaction between market participants on the transaction date. Fair value is determined using available market information and appropriate valuation methodologies. FHN has elected to present its derivative assets and liabilities gross within Other assets and Other liabilities, respectively. Amounts of collateral posted or received have not been netted within the related derivatives.

FHN prepares written hedge documentation, identifying the risk management objective and designating the derivative instrument as a fair value hedge, cash flow hedge or free-standing derivative instrument entered into as an economic hedge or to meet customers' needs. All transactions designated as ASC 815 hedges must be assessed at inception and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair value or cash flows of the hedged item. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For free-standing derivative instruments, changes in fair values are recognized currently in earnings. See Note 25 – Derivatives for additional information.

Cash flows from derivative contracts are reported as operating activities on the Consolidated Statements of Cash Flows.

Advertising and Public Relations. Advertising and public relations costs are generally expensed as incurred.

Income Taxes. FHN accounts for income taxes using the asset and liability method pursuant to ASC 740, "Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, FHN's deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts and the corresponding tax basis of certain assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Additionally, deferred tax assets are subject to a "more likely than not" test to determine whether the full amount of the deferred tax assets should be realized in the financial statements. FHN evaluates the likelihood of realization of the DTA based on both positive and negative evidence available at the time, including (as appropriate) scheduled reversals of DTLs, projected future taxable income, tax planning strategies, and recent financial operations. If the "more likely than not" test is not met, a valuation allowance must be established against the deferred tax asset. In the event FHN determines that deferred income tax assets are realizable in the future in excess of their net recorded amount, FHN would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

FHN's ASC 740 policy is to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable state where it conducts business operations, FHN either files consolidated, combined, or

separate returns. With few exceptions, FHN is no longer subject to U.S. federal or state and local tax examinations by tax authorities for years before 2008. The Internal Revenue Service ("IRS") has examined tax years 2006 - 2009. All proposed adjustments with respect to examinations of federal returns filed for 2009 and prior years have been settled. FHN is currently under audit in several states.

Earnings per Share. Earnings per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding for each period. Diluted earnings per share in net income periods is computed by dividing net income available to common shareholders by the weighted average number of common shares adjusted to include the number of additional common shares that would have been outstanding if the potential dilutive common shares resulting from restricted shares or units and options granted under FHN's equity compensation plans and deferred compensation arrangements had been issued. FHN utilizes the treasury stock method in this calculation. Diluted earnings per share does not reflect an adjustment for potentially dilutive shares in periods in which a net loss available to common shareholders exists.

Equity Compensation. FHN accounts for its employee stock-based compensation plans using the grant date fair value of an award to determine the expense to be recognized over the life of the award. For awards with service vesting criteria, expense is recognized using the straight-line method over the requisite service period (generally the vesting period) and is adjusted for anticipated forfeitures. For awards vesting based on a performance measure, anticipated performance is projected to determine the number of awards expected to vest, and the corresponding aggregate expense is adjusted to reflect the elapsed portion of the performance period. The fair value of equity awards with cash payout requirements, as well as awards for which fair value cannot be estimated at grant date, is remeasured each reporting period through vesting date. Performance awards with pre-grant date achievement criteria are expensed over the period from the start of the performance period through the end of the service vesting term. Awards are amortized using the nonsubstantive vesting methodology which requires that expense associated with awards having only service vesting criteria that continue vesting after retirement be recognized over a period ending no later than an employee's retirement eligibility date.

Repurchase and Foreclosure Provision. The repurchase and foreclosure provision is the charge to earnings necessary to maintain the liability at a level that reflects management's best estimate of losses associated with the repurchase of loans previously transferred in whole loans sales or securitizations as of the balance sheet date. See Note 18 – Contingencies and Other Disclosures for discussion related to FHN's obligations to repurchase such loans.

Legal Costs. Generally, legal costs are expensed as incurred.

Contingency Accruals. Contingent liabilities arise in the ordinary course of business, including those related to lawsuits, arbitration, mediation, and other forms of litigation. FHN establishes loss contingency liabilities for matters when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. A liability generally is not established when a loss contingency either is not probable or its amount is not reasonably estimable. If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, accounting guidance generally requires a liability to be established at the low end of the range. Expected recoveries from insurance and indemnification arrangements are recognized if they are considered equally as probable and reasonably estimable as the related loss contingency up to the recognized amount of the estimated loss. Gain contingencies and expected recoveries from insurance and indemnification arrangements in excess of the associated recorded estimated losses are recognized when received. Recognized recoveries are recorded as offsets to the related expense in the Consolidated Statements of Income. The resolution of gain contingencies generally results in the recognition of other income in the Consolidated Statements of Income.

Summary of Accounting Changes. Effective January 1, 2012, FHN adopted the provisions of FASB ASU 2011-08, "Testing Goodwill for Impairment". ASU 2011-08 provides that an entity may first perform a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, when determining whether it is necessary to perform the current two-step goodwill impairment test discussed in ASC 350, "Intangibles – Goodwill and Other". Thus, if an entity concludes from its qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, it must perform the two-step test. ASU 2011-08 provides examples of events and circumstances that should be

considered in an evaluation of whether it is more likely than not that the fair value of an entity's reporting unit is less than its carrying amount. The new qualitative indicators replace the guidance previously provided in ASC 350 which was used to determine whether an interim goodwill impairment test was required, and is applicable for assessing whether to perform the second step of the goodwill impairment test for reporting units with zero or negative carrying amounts. Under the provisions of ASU 2011-08, entities are allowed, on the basis of their discretion, to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test, and are able to resume performing the qualitative assessment in any subsequent period. ASU 2011-08 removes the alternative in ASC 350 which allowed for the carryforward of the detailed calculation of the fair value of a reporting unit from one year to the next if certain conditions were met. The provisions of ASU 2011-08 are effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of the provisions of ASU 2011-08 had no effect on FHN's statement of condition, results of operations, or cash flows.

Effective January 1, 2012, FHN adopted the provisions of FASB ASU 2011-05, "Presentation of Comprehensive Income". ASU 2011-05 requires that net income and other comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 also provides that regardless of the method used to present comprehensive income, presentation is required on the face of the financial statements of reclassification adjustments for items that are reclassified from other comprehensive income to net income. ASU 2011-05 does not change the current option for entities to present components of other comprehensive income gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which other comprehensive income is presented or disclosed in the notes to the financial statements. The provisions of ASU 2011-05 are effective for periods beginning after December 15, 2011, with retrospective application to all periods presented in the financial statements required. No transition disclosures are required upon adoption. For interim reporting periods, filers are only required to present total comprehensive income in a single continuous statement or in two consecutive statements. On December 23, 2011, the FASB issued ASU 2011-12, which indefinitely defers the provisions of ASU 2011-05 that require entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). Upon adoption of the provisions of ASU 2011-05 and ASU 2011-12 on January 1, 2012, FHN revised its financial statements and disclosures accordingly.

Effective January 1, 2012, FHN adopted the provisions of FASB ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". ASU 2011-04 provides that the highest-and-best use and valuation-premise concepts included in ASC 820 are only relevant when measuring the fair value of nonfinancial assets, thereby prohibiting the grouping of financial instruments for purposes of determining their fair values when the unit of account is specified in other guidance. However, under ASU 2011-04 an exception is permitted which allows an entity to measure the fair value of financial instruments that are managed on the basis of the entity's net exposure to a particular market risk, or to the credit risk of a particular counterparty, on a net basis when certain criteria are met. Such criteria include that there is evidence that the entity manages its financial instruments in that way, the entity applies such accounting policy election consistently from period to period, and the entity is required or has elected to measure those financial assets and financial liabilities at fair value in the statement of financial position at the end of each reporting period. Additionally, to qualify for the exception to the valuation premise, market risks that are being offset must be substantially the same. ASU 2011-04 also extends ASC 820's prohibition on the use of blockage factors in fair value measurements to all three levels of the fair value hierarchy except for fair value measurements of Level 2 and Level 3 measurements when market participants would incorporate the premium or discount into the measurement at the level of the unit of account specified in other guidance. ASU 2011-04 also provides that an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. Under ASC 820, as amended, expanded disclosures are required including disclosure of quantitative information about significant unobservable inputs used in Level 3 fair value measurements, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of recurring Level 3 measurements. Additional disclosures required under ASU 2011-04 include disclosure of fair value by level for each class of assets and liabilities not recorded at fair value but for which fair value is disclosed, and disclosure of any transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for those transfers. The provisions of ASU 2011-04 are effective for periods beginning after December 15, 2011, with disclosure of the

change, if any, in valuation technique and related inputs resulting from application of the amendments to ASC 820 required upon adoption, along with quantification of the total effect of the change, if practicable. Upon adoption of the provisions of ASU 2011-04, FHN revised its disclosures accordingly. Adoption of ASU 2011-04 had no effect on FHN's statement of condition, results of operations, or cash flows.

Effective January 1, 2012, FHN adopted the provisions of FASB ASU 2011-03, "Reconsideration of Effective Control for Repurchase Agreements". For entities that enter into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity, ASU 2011-03 removes from the assessment of effective control under ASC 860, "Transfers and Servicing", the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, as well as the collateral maintenance implementation guidance related to that criterion. Under ASC 860-10, as amended, the remaining criteria related to whether effective control over transferred financial assets has been maintained would still need to be evaluated, including whether the financial assets to be repurchased or redeemed are the same or substantially the same as those transferred, the agreement is to repurchase or redeem them before maturity at a fixed or determinable price, and whether the agreement is entered into contemporaneously with, or in contemplation of, the transfer. The provisions of ASU 2011-03 are effective for periods beginning after December 15, 2011, with prospective application to transactions or modifications of existing transactions that occur on or after the effective date. Since FHN accounts for all of its repurchase agreements as secured borrowings, adopting the provisions of ASU 2011-03 did not have an effect on FHN's statement of condition, results of operations, or cash flows.

Effective July 1, 2011, FHN adopted the provisions of FASB ASU 2011-02, "A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring". ASU 2011-02 provides that a situation in which a market rate is not readily available is an indicator of a troubled debt restructuring, but not a determinative factor, and that an assessment should consider all modified terms of the restructuring when making a final determination regarding a troubled debt restructuring designation. ASU 2011-02 also provides that a modification that results in a temporary or permanent increase to the contractual interest rate cannot be presumed to be a rate that is at or above market. ASU 2011-02 explicitly precludes creditors from using the borrower's effective rate test in ASC 470-60, "Debt – Troubled Debt Restructurings by Debtors" in its evaluation of whether a modification was executed at a market rate. Under the provisions of ASU 2011-02, a borrower that is not currently in default may still be considered to be experiencing financial difficulty when default is probable in the foreseeable future. ASU 2011-02 provides factors that an entity should consider when determining whether a delay in the amount of payments is significant, as insignificant delays in cash flows would not be considered a concession to a borrower under its provisions. Retrospective application to the beginning of the annual period of adoption is required for identification and disclosure purposes, with prospective application for impairment purposes. Disclosure of the total amount of loans and the associated reserves related to those loans that are considered impaired under ASC 310, "Receivables", as a result of the clarification in guidance is required upon initial application. FHN had previously modified its troubled debt restructuring review process and was already in compliance with the provisions of ASU 2011-02. Therefore, the provisions of ASU 2011-02 had no material effect on FHN's statement of condition, results of operations, cash flows, or required disclosures.

Effective July 1, 2011, FHN adopted the remaining provisions of FASB ASU 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses", related to the enhanced disclosure requirements for modifications of financing receivables. FHN previously adopted the provisions of ASU 2010-20 for certain disclosures about activity that occurs during a reporting period effective January 1, 2011. Additionally, effective December 31, 2010, FHN adopted the provisions of ASU 2010-20 related to disclosures as of the end of a reporting period, and the amendments to the rollforward of the allowance for credit losses. ASU 2010-20 provides enhanced disclosures related to the credit quality of financing receivables and the allowance for credit losses, and provides that new and existing disclosures should be disaggregated based on how an entity develops its allowance for credit losses and how it manages credit exposures. Under the provisions of ASU 2010-20, additional disclosures required for financing receivables include information regarding the aging of past due receivables, credit quality indicators, and modifications of financing receivables. Comparative disclosures are required only for periods ending subsequent to initial adoption. Upon adoption of the provisions of ASU 2010-20 on September 30, 2011, January 1, 2011, and December 31, 2010, respectively, FHN revised its disclosures accordingly.

Note 1 ❑ Summary of Significant Accounting Policies (continued)

Effective January 1, 2011, FHN adopted the provisions of FASB ASU 2010-06, "Improving Disclosures about Fair Value Measurements", related to the requirement to provide the activity of purchases, sales, issuances, and settlements related to recurring Level 3 measurements on a gross basis in the Level 3 reconciliation. Effective January 1, 2010, FHN adopted all other provisions of ASU 2010-06. ASU 2010-06 updates ASC 820, "Fair Value Measurements and Disclosures" to require disclosure of significant transfers into and out of Level 1 and Level 2 of the fair value hierarchy, as well as disclosure of an entity's policy for determining when transfers between all levels of the hierarchy are recognized. The updated provisions of ASC 820 also require that fair value measurement disclosures be provided by each "class" of assets and liabilities, and that disclosures providing a description of the valuation techniques and inputs used to measure fair value be included for both recurring and nonrecurring fair value measurements classified as either Level 2 or Level 3. Under ASC 820, as amended, separate disclosure is required in the Level 3 reconciliation of total gains and losses recognized in other comprehensive income. Comparative disclosures are required only for periods ending subsequent to initial adoption. Upon adoption of the amendments to ASC 820 on January 1, 2011, and January 1, 2010, respectively, FHN revised its disclosures accordingly.

Effective January 1, 2010, FHN adopted the provisions of Accounting Standards Update 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU 2009-17"). ASU 2009-17 amends ASC 810 to revise the criteria for determining the primary beneficiary of a VIE by replacing the quantitative-based risks and rewards test previously required with a qualitative analysis. While ASC 810, as amended, retains the previous guidance in ASC 810 which requires a reassessment of whether an entity is a VIE only when certain triggering events occur, it adds an additional criterion which triggers a reassessment of an entity's status when an event occurs such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance. Additionally, the amendments to ASC 810 require continual reconsideration of conclusions regarding which interest holder is the VIE's primary beneficiary. Under ASC 810, as amended, separate presentation is required on the face of the balance sheet of the assets of a consolidated VIE that can only be used to settle the VIE's obligations and the liabilities of a consolidated VIE for which creditors or beneficial interest holders have no recourse to the general credit of the primary beneficiary. ASC 810, as amended, also requires enhanced disclosures which are generally consistent with, and supersede, the disclosures previously required by the Codification update to ASC 810 and ASC 860 which was effective for periods ending after December 15, 2008. Comparative disclosures are required only for periods subsequent to initial adoption for those disclosures not required under such previous guidance.

Upon adoption of the amendments to ASC 810, FHN re-evaluated all former qualifying special purposes entities ("QSPEs") and entities already subject to ASC 810 under the revised consolidation methodology. Based on such re-evaluation, consumer loans with an aggregate unpaid principal balance of $245.2 million were prospectively consolidated as of January 1, 2010, along with secured borrowings of $236.3 million, as the retention of mortgage servicing rights ("MSR") and other retained interests, including residual interests and subordinated bonds, resulted in FHN being considered the related trusts' primary beneficiary under the qualitative analysis required by ASC 810, as amended. MSR and trading assets held in relation to the newly consolidated trusts were removed from the mortgage servicing rights and trading securities sections of the Consolidated Statements of Condition, respectively, upon adoption of the amendments to ASC 810.

As the assets of FHN's consolidated residential mortgage securitization trusts are pledged to settle the obligations due to the holders of the trusts' securities and since the security holders have no recourse to FHN, the asset and liability balances have been parenthetically disclosed on the face of the Consolidated Statements of Condition as restricted in accordance with the presentation requirements of ASC 810, as amended. Since FHN determined that calculation of carrying values was not practicable, the unpaid principal balance measurement methodology was used upon adoption, with the allowance for loan losses ("ALLL") related to the newly consolidated loans determined using FHN's standard practices. FHN recognized a reduction to the opening balance of undivided profits of approximately $10.6 million for the cumulative effect of adopting the amendments to ASC 810, including the effect of the recognition of an adjustment to the ALLL of approximately $24.6 million ($15.6 million net of tax) in relation to the newly consolidated loans. Further, upon adoption of the amendments to ASC 810, the deconsolidation of certain small issuer trust preferred trusts for which First Tennessee Bank National Association ("FTBNA") holds the majority of the mandatorily redeemable preferred capital securities (trust preferreds) issued

but is not considered the primary beneficiary under the qualitative analysis required by ASC 810, as amended, resulted in reduction of loans net of unearned income and term borrowings on the Consolidated Statements of Condition by $30.5 million.

Accounting Changes Issued but Not Currently Effective. In December 2011, the FASB issued ASU 2011-11, "Balance Sheet: Disclosures about Offsetting Assets and Liabilities". ASU 2011-11 creates new disclosure requirements about the nature of an entity's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. ASU 2011-11 requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the balance sheet as well as instruments and transactions subject to an agreement similar to a master netting arrangement. The scope of ASU 2011-11 includes derivatives, sale and repurchase agreements/reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The provisions of ASU 2011-11 are effective for periods beginning on or after January 1, 2013, with retrospective application to all periods presented in the financial statements required. FHN will revise its disclosures accordingly. The adoption of the provisions of ASU 2011-11 will not have an effect on FHN's statement of condition, results of operations, or cash flows.

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income". ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. The provisions of ASU 2013-02 are effective for periods beginning after December 15, 2012, with prospective application to transactions or modifications of existing transactions that occur on or after the effective date. Upon adoption of the provisions of ASU 2013-02 on January 1, 2013, FHN will revise its financial statements and disclosures accordingly.

Note 2 ❑ Acquisitions and Divestitures

In 2011, FHN sold First Horizon Insurance, Inc. ("FHI"), the former subsidiary of First Tennessee Bank, a property and casualty insurance agency that served customers in over 40 states, Highland Capital Management Corporation ("Highland"), the former subsidiary of First Horizon National Corporation which provided asset management services, and First Horizon Msaver, Inc. ("Msaver"), the former subsidiary of First Tennessee Bank which provided administrative services for health savings accounts. FHN recognized $4.2 million combined after-tax gains on the sales of FHI and Highland and a $5.7 million after-tax gain related to the sale of Msaver. Additionally, in connection with the agreement to sell FHI, FHN incurred a pre-tax goodwill impairment of $10.1 million which was more than offset by $11.1 million of tax benefits recognized in first quarter 2011 related to the sale. The sales of FHI and Highland closed in second quarter 2011 and the sale of Msaver closed in third quarter 2011. The financial results of these businesses, the goodwill impairment, the gains on sales, and associated tax effects are reflected in the Income/(loss) from discontinued operations, net of tax line on the Consolidated Statements of Income for all periods presented.

In 2010, FHN exited its institutional equity research business, FTN Equity Capital Markets ("FTN ECM"), and incurred a pre-tax goodwill impairment of $3.3 million (approximately $2 million after taxes). FHN exited this business through an immediate cessation of operations on February 1, 2010. The financial results of this business, including the goodwill impairments, are reflected in the Income/(loss) from discontinued operations, net of tax line on the Consolidated Statements of Income for all periods presented.

In addition to the divestitures mentioned above, FHN acquires or divests assets from time to time in transactions that are considered business combinations or divestitures but are not material to FHN individually or in the aggregate.

Note 3 ❑ Investment Securities

The following tables summarize FHN's available for sale ("AFS") securities on December 31, 2012 and 2011:

	December 31, 2012			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. treasuries	$ 39,997	$ 2	$ -	$ 39,999
Government agency issued mortgage-backed securities ("MBS")	1,072,425	64,155	-	1,136,580
Government agency issued collateralized mortgage obligations ("CMO")	1,623,202	26,490	(481)	1,649,211
Other U.S. government agencies	3,504	249	-	3,753
States and municipalities	15,255	-	-	15,255
Equity (a)	216,489	11	-	216,500
Other	510	-	-	510
Total securities available for sale (b)	**$2,971,382**	**$90,907**	**$(481)**	**$3,061,808**

(a) Includes restricted investments in FHLB-Cincinnati stock of $125.5 million and FRB stock of $66.0 million. The remainder is money market, venture capital, and cost method investments.
(b) Includes $2.8 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes. Of this amount, $.6 billion was pledged as collateral for securities sold under repurchase agreements.

	December 31, 2011			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. treasuries	$ 40,030	$ 91	$ -	$ 40,121
Government agency issued MBS	1,334,174	76,054	-	1,410,228
Government agency issued CMO	1,325,011	32,932	-	1,357,943
Other U.S. government agencies	15,277	674	-	15,951
States and municipalities	18,070	-	-	18,070
Equity (a)	223,430	-	-	223,430
Other	511	18	-	529
Total securities available for sale (b)	**$2,956,503**	**$109,769**	**$ -**	**$3,066,272**

(a) Includes restricted investments in FHLB-Cincinnati stock of $125.5 million and FRB stock of $66.1 million. The remainder is money market, venture capital, and cost method investments.
(b) Includes $2.7 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes. Of this amount, $.8 billion was pledged as collateral for securities sold under repurchase agreements.

National banks chartered by the federal government are, by law, members of the Federal Reserve System. Each member bank is required to own stock in its regional Federal Reserve Bank ("FRB"). Given this requirement, FRB stock may not be sold, traded, or pledged as collateral for loans. Membership in the Federal Home Loan Bank ("FHLB") network requires ownership of capital stock. Member banks are entitled to borrow funds from the FHLB and are required to pledge mortgage loans as collateral. Investments in the FHLB are non-transferable and, generally, membership is maintained primarily to provide a source of liquidity as needed.

Note 3 ❑ Investment Securities (continued)

The amortized cost and fair value by contractual maturity for the available for sale securities portfolio on December 31, 2012 are provided below:

	Available for Sale	
(Dollars in thousands)	Amortized Cost	Fair Value
Within 1 year	$ 40,507	$ 40,509
After 1 year; within 5 years	5,004	5,253
After 5 years; within 10 years	-	-
After 10 years	13,755	13,755
Subtotal	59,266	59,517
Government agency issued MBS and CMO	2,695,627	2,785,791
Equity	216,489	216,500
Total	**$2,971,382**	**$3,061,808**

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The table below provides information on gross gains and gross losses from investment securities for the twelve months ended December 31:

	Available for Sale		
(Dollars in thousands)	**2012**	2011	2010
Gross gains on sales of securities (a)	**$ 5,433**	$44,787	$15,709
Gross (losses) on sales of securities	**-**	(8,623)	(1)
Net gain/(loss) on sales of securities (b)	**$ 5,433**	$36,164	$15,708
Venture capital investments (c)	**(4,700)**	-	(4,598)
Net other than temporary impairment ("OTTI") recorded (d)	**(40)**	-	(188)
Total securities gain/(loss), net	**$ 693**	$36,164	$10,922

(a) 2011 and 2010 include $35.1 million and $14.8 million, respectively, related to sale of Visa Class B shares.
(b) Proceeds from sales during the 2012, 2011 and 2010 were $47.5 million, $495.1 million and $528.8 million respectively.
(c) Generally includes write-offs and /or unrealized fair value adjustments related to venture capital investments.
(d) OTTI recorded in 2012 and 2010 is related to equity securities.

There were no unrealized losses within the available for sale portfolio on December 31, 2011. The following table provides information on investments within the available for sale portfolio that had unrealized losses on December 31, 2012:

	On December 31, 2012					
	Less than 12 months		12 months or longer		Total	
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government agency issued CMO	$145,435	$(481)	$ -	$ -	$145,435	$(481)
Total temporarily impaired securities	**$145,435**	**$(481)**	**$ -**	**$ -**	**$145,435**	**$(481)**

FHN has reviewed investment securities that were in unrealized loss positions in accordance with its accounting policy for OTTI and does not consider them other-than-temporarily impaired. For debt securities with unrealized losses, FHN does not intend to sell them and it is more-likely-than-not that FHN will not be required to sell them prior to recovery. The decline in value is primarily attributable to interest rates and not credit losses. For equity securities, FHN has both the ability and intent to hold these securities for the time necessary to recover the amortized cost.

Note 4 ❑ Loans

The following table provides the balance of loans by portfolio segment as of December 31, 2012 and 2011:

(Dollars in thousands)	**2012**	2011
Commercial:		
Commercial, financial, and industrial	**$ 8,796,956**	$ 8,014,927
Commercial real estate		
Income CRE	**1,109,930**	1,257,497
Residential CRE	**58,305**	120,913
Retail:		
Consumer real estate	**5,286,279**	5,291,364
Permanent mortgage	**752,412**	787,597
Credit card & other	**289,105**	284,051
Restricted real estate loans and secured borrowings (a)	**415,595**	640,778
Loans, net of unearned income	**$16,708,582**	$16,397,127
Allowance for loan losses	**276,963**	384,351
Total net loans	**$16,431,619**	$16,012,776

(a) Balances as of December 31, 2012 and 2011,include $402.4 million and $600.2 million of consumer real estate loans and $13.2 million and $40.6 million of permanent mortgage loans, respectively.

Components of the Loan Portfolio

For purposes of this disclosure, the loan portfolio was disaggregated into segments and then further disaggregated into classes for certain disclosures. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. A class is generally determined based on the initial measurement attribute (i.e., amortized cost or purchased credit impaired), risk characteristics of the loan, and an entity's method for monitoring and assessing credit risk. Commercial loan portfolio segments include commercial, financial, and industrial ("C&I") and commercial real estate ("CRE"). Commercial classes within C&I include general C&I, loans to mortgage companies, and the trust preferred loans ("TRUPs")(i.e., loans to bank and insurance-related businesses) portfolio. Loans to mortgage companies includes commercial lines of credit to qualified mortgage companies exclusively for the temporary warehousing of eligible mortgage loans prior to the borrower's sale of those mortgage loans to third party investors. Commercial classes within commercial real estate include income CRE and residential CRE. Retail loan portfolio segments include consumer real estate, permanent mortgage, and the credit card and other portfolio. Retail classes include HELOC and real estate ("R/E") installment loans within the consumer real estate segment, permanent mortgage (which is both a segment and a class), and credit card and other. Restricted real estate loans and secured borrowings include residential real estate loans in both consolidated and nonconsolidated variable interest entities. Restricted real estate loans relate to consolidated securitization trusts and are discussed in Note 24—Variable Interest Entities. Other real estate loans secure borrowings related to nonconsolidated VIEs and remain on FHN's balance sheet as the securitizations do not qualify for sale treatment.

Concentrations

FHN has a concentration of loans secured by residential real estate (39 percent of total loans), the majority of which is in the consumer real estate portfolio (32 percent of total loans). FHN had loans to mortgage companies totaling $1.8 billion (21 percent of the C&I portfolio, or 11 percent of total loans) as of December 31, 2012. Additionally, FHN had a sizeable portfolio of bank-related loans (including TRUPs) totaling $.6 billion (6 percent of the C&I portfolio, or 3 percent of total loans).

Restrictions

On December 31, 2012, $5.0 billion of commercial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank. Additionally, as of December 31, 2012, FHN pledged all of its held-to-

maturity first and second lien mortgages and HELOCs, excluding restricted real estate loans and secured borrowings, to secure potential borrowings from the FHLB-Cincinnati. Loans included in the restricted and secured borrowings line secure borrowings associated with both consolidated and nonconsolidated VIEs. See Note 24—Variable Interest Entities for additional discussion.

Regulatory Focus on Consumer Loan Accounting and Reporting

In first quarter 2012, the Office of the Comptroller of Currency ("OCC") issued interagency guidance related to ALLL estimation and nonaccrual practices and risk management policies related to junior lien loans. As a result, FHN modified its nonaccrual policies to place current second liens on nonaccrual if the first lien is owned or serviced by FHN and that first lien is 90 or more days past due. Additionally, FHN enhanced its ALLL methodology to qualitatively estimate probable incurred losses for all current second liens in the home equity portfolio that are behind first liens with performance issues. During 2012 and continuing into early 2013, FHN has been and is continuing to evaluate data on first liens provided by third parties, including vendors, to determine if it may be reasonably relied upon in order to predict performance of the associated second liens. FHN is working to have a vendor selected in the first half of 2013. Therefore, methodologies, policies, and practices related to the ALLL and/or nonaccrual accounting and reporting may be revised in the future to incorporate usage of such data if deemed predictive of loan performance. It is possible that if FHN determines that third party data may reasonably be relied upon, future additions to NPLs may be material.

Additionally, in third quarter 2012, the OCC clarified that residential real estate loans in which personal liability has been discharged through bankruptcy and not reaffirmed by the borrower are collateral dependent and should be reported as nonaccruing TDRs. As a result, FHN charged-down such loans to the net realizable value of the collateral and the remaining balances were reported as nonaccruing TDRs regardless of the loan's delinquency status. As of December 31, 2012, approximately 80 percent of these loans that were reported as nonperforming were current. Incremental provision expense associated with this change was approximately $23 million and the related net charge-offs were approximately $33 million in 2012. The incremental impacts to nonperforming loan and TDR levels cannot be directly linked as certain of the discharged bankruptcies in which charge-offs were recognized were either already reported as nonaccrual loans or TDRs, neither, or both in prior periods for other reasons.

Because of the composition of FHN's residential real estate portfolios, these changes most significantly impacted the consumer real estate portfolio segment.

Loan Sales

In third quarter 2011, FHN executed bulk sales of certain consumer and commercial loans, a significant majority of which were nonperforming. The largest transaction was a sale of permanent mortgages with an unpaid principal balance of approximately $188 million, or $126 million after consideration of partial charge-offs and LOCOM adjustments previously taken on the loans. FHN recognized a loss on sale of $29.8 million which is recognized within the loan loss provision and $40.2 million of net charge-offs associated with this sale. FHN also sold nonperforming commercial loans with unpaid principal balance ("UPB") of approximately $32 million and $23 million after consideration of amounts already charged off. FHN recognized a loss which is reflected in the loan loss provision of $6.0 million and $7.3 million of net charge-offs related to this commercial loan bulk sale.

Allowance for Loan Losses

The ALLL includes the following components: reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail loans, both determined in accordance with ASC 450-20-50. The reserve factors applied to these pools are an estimate of probable incurred losses based on management's evaluation of historical net losses from loans with similar characteristics and are subject to qualitative adjustments by management to reflect current events, trends, and conditions (including economic considerations and trends). The slow economic recovery, weak housing market, elevated unemployment levels, regulatory guidance, and both positive and negative portfolio segment-specific trends, are examples of additional factors considered by management in determining the ALLL. Also included are reserves, determined in accordance with the ASC 310-10-35, for loans determined by management to be individually impaired.

Note 4 ❑ Loans (continued)

Commercial

For commercial loans, reserves are established using historical net loss factors by grade level, loan product, and business segment. An assessment of the quality of individual commercial loans is made utilizing credit grades assigned internally based on a dual grading system which estimates both the probability of default ("PD") and loss severity in the event of default. PD grades range from 1-16 while estimated loss severities, or loss given default ("LGD") grades, range from 1-12. This credit grading system is intended to identify and measure the credit quality of the loan portfolio by analyzing the migration of loans between grading categories. It is also integral to the estimation methodology utilized in determining the allowance for loan losses since an allowance is established for pools of commercial loans based on the credit grade assigned. The appropriate relationship team performs the process of categorizing commercial loans into the appropriate credit grades, initially as a component of the approval of the loan, and subsequently throughout the life of the loan as part of the servicing regimen. The proper loan grade for larger exposures is confirmed by a senior credit officer in the approval process. To determine the most appropriate credit grade for each loan, the credit risk grading system employs scorecards for particular categories of loans that consist of a number of objective and subjective measures that are weighted in a manner that produces a rank ordering of risk within pass-graded credits. Loan grading discipline is regularly reviewed by Credit Risk Assurance to determine if the process continues to result in accurate loan grading across the portfolio. FHN may utilize availability of guarantors/sponsors to support lending decisions during the credit underwriting process and when determining the assignment of internal loan grades.

Retail

The ALLL for smaller-balance homogenous retail loans is determined based on pools of similar loan types that have similar credit risk characteristics. FHN manages retail loan credit risk on a class basis. Reserves by portfolio are determined using segmented roll-rate models that incorporate various factors including historical delinquency trends, experienced loss frequencies, and experienced loss severities. Generally, reserves for retail loans reflect inherent losses in the portfolio that are expected to be recognized over the following twelve months.

Individually Impaired

Generally, classified nonaccrual commercial loans over $1 million and all commercial and consumer loans classified TDRs are deemed to be impaired and are individually assessed for impairment measurement in accordance with ASC 310-10-35. For all commercial portfolio segments, commercial TDRs and other individually impaired commercial loans are measured based on the present value of expected future payments discounted at the loan's effective interest rate ("the DCF method"), observable market prices, or for loans that are solely dependent on the collateral for repayment, the net realizable value. For loans measured using the DCF method or by observable market prices, if the recorded investment in the impaired loan exceeds this amount, a specific allowance is established as a component of the ALLL until such time as a loss is expected and recognized; however, for impaired collateral-dependent loans, including discharged bankruptcies, FHN will charge off the full difference between the book value and the best estimate of net realizable value.

Generally, the allowance for TDRs in all consumer portfolio segments is determined by estimating the expected future cash flows using the modified interest rate (if an interest rate concession), incorporating payoff and net charge-off rates specific to the TDRs within the portfolio segment being assessed, and discounted using the pre-modification interest rate. The discount rates of variable rate TDRs are adjusted to reflect changes in the interest rate index in which the rates are tied. The discounted cash flows are then compared to the outstanding principal balance in order to determine required reserves. Residential real estate loans discharged through bankruptcy are collateral-dependent and are charged down to net realizable value.

In 2011, FHN estimated TDR reserves for the permanent mortgage portfolio segment by using roll-rate models that estimated reserves for the permanent mortgage portfolio both with and without TDRs. Additionally, a qualitative factor representing the incremental inherent loss for such TDRs was applied to estimate the total required reserves for permanent mortgage TDRs. In first quarter 2012, FHN began utilizing a DCF model for estimating such reserves consistent with all other retail portfolio segments.

Note 4 ❑ Loans (continued)

The following table provides a rollforward of the allowance for loan losses by portfolio segment for 2012, 2011 and 2010:

(Dollars in thousands)	C&I	Commercial Real Estate	Consumer Real Estate	Permanent Mortgage	Credit Card and Other	Total
Balance as of January 1, 2010	$ 276,648	$ 205,725	$ 215,088	$ 123,896	$ 75,557	$ 896,914
Adjustment due to amendments of ASC 810	-	-	16,106	8,472	-	24,578
Charge-offs	(97,272)	(127,323)	(233,269)	(71,113)	(47,564)	(576,541)
Recoveries	11,630	13,030	16,300	1,658	7,230	49,848
Provision	48,463	63,653	178,125	2,096	(22,337)	270,000
Balance as of December 31, 2010 (a)(b)	239,469	155,085	192,350	65,009	12,886	664,799
Allowance – individually evaluated for impairment	61,327	17,395	19,691	16,678	267	115,358
Allowance – collectively evaluated for impairment	178,142	137,690	172,659	48,331	12,619	549,441
Loans, net of unearned as of December 31, 2010:						
Individually evaluated for impairment	208,077	242,143	67,350	99,190	764	617,524
Collectively evaluated for impairment	7,130,078	1,428,381	6,252,062	1,043,367	311,160	16,165,048
Total loans, net of unearned (a)(b)	$7,338,155	$1,670,524	$6,319,412	$1,142,557	$311,924	$16,782,572
Balance as of January 1, 2011	$ 239,469	$ 155,085	$ 192,350	$ 65,009	$ 12,886	$ 664,799
Charge-offs (c)	(76,728)	(41,147)	(164,922)	(75,218)	(19,253)	(377,268)
Recoveries	16,562	11,047	16,019	5,375	3,817	52,820
Provision	(48,890)	(69,399)	121,630	31,028	9,631	44,000
Balance as of December 31, 2011 (a)(b)	130,413	55,586	165,077	26,194	7,081	384,351
Allowance – individually evaluated for impairment	28,973	8,214	44,606	6,015	333	88,141
Allowance – collectively evaluated for impairment	101,440	47,372	120,471	20,179	6,748	296,210
Loans, net of unearned as of December 31, 2011:						
Individually evaluated for impairment	164,217	115,319	112,231	80,960	1,117	473,844
Collectively evaluated for impairment	7,850,710	1,263,091	5,779,315	747,233	282,934	15,923,283
Total loans, net of unearned (a)(b)	$8,014,927	$1,378,410	$5,891,546	$ 828,193	$284,051	$16,397,127
Balance as of January 1, 2012	**$ 130,413**	**$ 55,586**	**$ 165,077**	**$ 26,194**	**$ 7,081**	**$ 384,351**
Charge-offs (d)	**(30,887)**	**(19,977)**	**(147,918)**	**(13,604)**	**(12,624)**	**(225,010)**
Recoveries	**11,151**	**4,475**	**17,770**	**3,024**	**3,202**	**39,622**
Provision (e)	**(14,486)**	**(20,087)**	**94,020**	**9,314**	**9,239**	**78,000**
Balance as of December 31, 2012 (a)(b)	**96,191**	**19,997**	**128,949**	**24,928**	**6,898**	**276,963**
Allowance – individually evaluated for impairment	**17,799**	**156**	**35,289**	**21,713**	**203**	**75,160**
Allowance – collectively evaluated for impairment	**78,392**	**19,841**	**93,660**	**3,215**	**6,695**	**201,803**
Loans, net of unearned as of December 31, 2012:						
Individually evaluated for impairment	**123,636**	**49,517**	**160,000**	**135,307**	**818**	**469,278**
Collectively evaluated for impairment	**8,673,320**	**1,118,718**	**5,528,703**	**630,276**	**288,287**	**16,239,304**
Total loans, net of unearned (a)(b)	**$8,796,956**	**$1,168,235**	**$5,688,703**	**$ 765,583**	**$289,105**	**$16,708,582**

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Consumer real estate includes $13.3 million, $25.7 million and $42.1 million of reserves, respectively, and $402.4 million, $600.2 million and $701.8 million of balances in restricted loans and secured borrowings as of December 31, 2012, 2011, and 2010, respectively.
(b) Permanent mortgage includes $0.8 million, $6.1 million and $5.4 million of reserves, respectively, and $13.2 million, $40.6 million and $55.7 million of balances in restricted loans and secured borrowings as of December 31, 2012, 2011, and 2010, respectively.
(c) 2011 includes $40.2 million of charge-offs associated with loan sales, a majority of which were nonperforming permanent mortgages.
(d) 2012 includes approximately $33 million of charge-offs associated with discharged bankruptcies, largely included in the consumer real estate portfolio segment.
(e) 2012 includes approximately $23 million of loan loss provision related to discharged bankruptcies.

Note 4 ❑ Loans (continued)

Impaired Loans

The following tables provide information at December 31, 2012 and 2011, by class related to individually impaired loans and consumer TDR's. Recorded investment is defined as the amount of the investment in a loan, before valuation allowance but which does reflect any direct write-down of the investment. For purposes of this disclosure, LOCOM has been excluded.

	2012				
(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans with no related allowance recorded:					
Commercial:					
General C&I	$ 60,313	$ 78,287	$ -	$ 63,145	$ 669
TRUPs	24,000	24,000	-	43,848	-
Income CRE	33,800	45,876	-	52,812	324
Residential CRE	14,639	22,045	-	21,502	268
Total	$132,752	$170,208	$ -	$181,307	$1,261
Retail:					
HELOC (a)	$ 20,338	$ 37,884	$ -	$ 4,214	$ -
R/E installment loans (a)	10,322	12,917	-	2,401	-
Permanent mortgage (a)	11,616	11,616	-	3,148	-
Total	$ 42,276	$ 62,417	$ -	$ 9,763	$ -
Impaired loans with related allowance recorded:					
Commercial:					
General C&I	$ 10,301	$ 10,301	$ 1,991	$ 16,182	$ 100
TRUPs	33,700	33,700	15,808	33,700	-
Income CRE	1,078	1,078	156	1,699	54
Residential CRE	-	-	-	11,873	-
Total	$ 45,079	$ 45,079	$17,955	$ 63,454	$ 154
Retail:					
HELOC	$ 59,650	$ 59,650	$15,372	$ 55,348	$1,597
R/E installment loans	69,690	69,690	19,917	67,409	1,136
Permanent mortgage	123,691	123,691	21,713	108,942	2,818
Credit card & other	818	818	203	960	32
Total	$253,849	$253,849	$57,205	$232,659	$5,583
Total commercial	$177,831	$215,287	$17,955	$244,761	$1,415
Total retail	$296,125	$316,266	$57,205	$242,422	$5,583
Total impaired loans	$473,956	$531,553	$75,160	$487,183	$6,998

(a) All discharged bankruptcy loans are charged down to an estimate of net realizable value and do not carry any allowance.

Note 4 ❑ Loans (continued)

	2011				
(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans with no related allowance recorded:					
Commercial:					
General C&I	$ 74,981	$ 95,468	$ -	$ 58,423	$1,099
TRUPs	47,000	47,000	-	37,500	-
Income CRE	67,653	122,183	-	87,771	821
Residential CRE	24,290	40,546	-	41,846	507
Total	$213,924	$305,197	$ -	$225,540	$2,427
Impaired loans with related allowance recorded:					
Commercial:					
General C&I	$ 14,444	$ 20,778	$ 5,148	$ 63,992	$ 210
TRUPs	33,700	33,700	23,825	31,850	-
Income CRE	2,222	2,222	243	18,381	41
Residential CRE	21,153	21,153	7,971	30,733	-
Total	$ 71,519	$ 77,853	$37,187	$144,956	$ 251
Retail:					
HELOC	$ 49,919	$ 49,919	$21,548	$ 37,647	$ 891
R/E installment loans	62,312	62,312	23,058	53,356	860
Permanent mortgage	80,960	80,960	6,015	88,863	2,066
Credit card & other	1,117	1,117	333	941	48
Total	$194,308	$194,308	$50,954	$180,807	$3,865
Total commercial	$285,443	$383,050	$37,187	$370,496	$2,678
Total retail	$194,308	$194,308	$50,954	$180,807	$3,865
Total impaired loans	$479,751	$577,358	$88,141	$551,303	$6,543

Certain previously reported amounts have been reclassified to agree with current presentation.

Asset Quality Indicators

As previously discussed, FHN employs a dual grade commercial risk grading methodology to assign an estimate for PD and the LGD for each commercial loan, factors specific to various industry, portfolio, or product segments that result in a rank ordering of risk and the assignment of grades PD 1 to PD 16. Each PD grade corresponds to an estimated one-year default probability percentage; a PD 1 has the lowest expected default probability, and probabilities increase as grades progress down the scale. PD 1 through PD 12 are "pass" grades. PD grades 13-16 correspond to the regulatory-defined categories of special mention (13), substandard (14), doubtful (15), and loss (16). Pass loan grades are required to be reassessed no less frequently than annually or whenever there has been a material change in the financial condition of the borrower or risk characteristics of the relationship. All commercial loans over $1 million and certain commercial loans over $500,000 that are graded 13 or worse are reassessed on a quarterly basis. LGD grades are assigned based on a scale of 1-12 and represent FHN's expected recovery based on collateral type in the event a loan defaults.

Note 4 ❑ Loans (continued)

The following tables provide the balances of commercial loan portfolio classes with associated allowance, disaggregated by PD grade as of December 31, 2012 and 2011:

	December 31, 2012							
(Dollars in thousands)	General C&I	Loans to Mortgage Companies	TRUPS (a)	Income CRE	Residential CRE	Total	Percentage of Total	Allowance for Loan Losses
PD Grade:								
1	$ 223,753	$ -	$ -	$ -	$ -	$ 223,753	2%	$ 68
2	138,496	-	-	2,538	-	141,034	1	94
3	182,611	-	-	6,300	-	188,911	2	113
4	272,054	-	-	5,640	21	277,715	3	325
5	636,316	-	-	51,342	329	687,987	7	1,712
6	904,504	135,403	-	172,890	6,348	1,219,145	12	3,736
7	1,033,442	500,936	-	162,352	2,069	1,698,799	17	4,379
8	1,022,304	720,352	-	178,995	192	1,921,843	20	7,899
9	586,753	386,751	-	154,323	814	1,128,641	11	10,231
10	479,752	80,543	-	116,512	1,529	678,336	7	8,938
11	468,761	-	-	58,432	1,558	528,751	5	10,457
12	168,556	-	-	21,674	190	190,420	2	3,337
13	124,950	-	338,177	50,353	13,147	526,627	5	9,814
14,15,16	248,026	362	20,518	93,701	17,469	380,076	4	37,130
Collectively evaluated for impairment	6,490,278	1,824,347	358,695	1,075,052	43,666	9,792,038	98	98,233
Individually evaluated for impairment	70,614	-	53,022	34,878	14,639	173,153	2	17,955
Total commercial loans	$6,560,892	$1,824,347	$411,717	$1,109,930	$58,305	$9,965,191	100 %	$116,188

	December 31, 2011							
(Dollars in thousands)	General C&I	Loans to Mortgage Companies	TRUPS (a)	Income CRE	Residential CRE	Total	Percentage of Total	Allowance for Loan Losses
PD Grade:								
1	$ 171,599	$ -	$ -	$ -	$ -	$ 171,599	2%	$ 17
2	155,954	-	-	2,620	-	158,574	2	37
3	161,802	-	-	19,487	-	181,289	2	143
4	220,874	-	-	6,796	95	227,765	2	507
5	384,731	-	-	25,383	120	410,234	4	1,290
6	892,790	156,599	-	115,155	4,175	1,168,719	12	5,388
7	892,122	663,592	-	174,938	5,707	1,736,359	19	9,394
8	978,387	391,075	-	144,159	862	1,514,483	16	14,506
9	634,339	155,152	-	152,338	2,830	944,659	10	14,599
10	476,705	27,282	-	108,205	1,284	613,476	7	10,925
11	432,244	-	-	122,898	1,614	556,756	6	13,763
12	157,120	-	-	15,012	4,370	176,502	2	5,330
13	264,109	-	334,099	75,226	7,437	680,871	7	15,331
14,15,16	295,563	491	4,081	225,405	46,975	572,515	6	57,582
Collectively evaluated for impairment	6,118,339	1,394,191	338,180	1,187,622	75,469	9,113,801	97	148,812
Individually evaluated for impairment	89,424	-	74,793	69,875	45,444	279,536	3	37,187
Total commercial loans	$6,207,763	$1,394,191	$412,973	$1,257,497	$120,913	$9,393,337	100%	$185,999

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Balances as of December 31, 2012 and 2011, presented net of $34.2 million in LOCOM. Based on the underlying structure of the notes, the highest possible internal grade is "13".

Note 4 ❑ Loans (continued)

The retail portfolio is comprised primarily of smaller-balance loans which are very similar in nature in that most are standard products and are backed by residential real estate. Because of the similarities of retail loan-types, FHN is able to utilize the Fair Isaac Corporation ("FICO") score, among other attributes, to assess the quality of consumer borrowers. FICO scores are refreshed on a quarterly basis in an attempt to reflect the recent risk profile of the borrowers. Accruing delinquency amounts are indicators of asset quality within the credit card and other retail portfolio.

Note 4 ❑ Loans (continued)

The following tables reflect period-end balances and average FICO scores by origination vintage for the HELOC, real estate installment, and permanent mortgage classes of loans as of December 31, 2012 and 2011:

HELOC *(Dollars in thousands)* Origination Vintage	**December 31, 2012**			December 31, 2011		
	Period End Balance (a)	**Average Origination FICO**	**Average Refreshed FICO**	Period End Balance (a)	Average Origination FICO	Average Refreshed FICO
pre-2003	**$ 121,429**	**716**	**708**	$ 182,448	723	719
2003	**224,840**	**733**	**724**	273,277	733	726
2004	**492,482**	**727**	**718**	588,016	728	720
2005	**616,956**	**734**	**719**	731,689	734	722
2006	**455,425**	**741**	**727**	543,944	741	726
2007	**480,057**	**745**	**728**	565,192	746	732
2008	**259,298**	**755**	**748**	293,168	755	749
2009	**142,069**	**752**	**747**	179,120	754	755
2010	**141,286**	**754**	**751**	174,151	755	757
2011	**137,966**	**760**	**758**	159,030	760	758
2012	**154,883**	**761**	**759**	N/A	N/A	N/A
Total	**$3,226,691**	**741**	**730**	$3,690,035	740	731

(a) Balances as of December 31, 2012 and 2011 include $402.4 million and $600.2 million of restricted loan and secured borrowing balances, respectively.

R/E Installment Loans *(Dollars in thousands)* Origination Vintage	**December 31, 2012**			December 31, 2011		
	Period End Balance	**Average Origination FICO**	**Average Refreshed FICO**	Period End Balance	Average Origination FICO	Average Refreshed FICO
pre-2003	**$ 36,982**	**686**	**684**	$ 56,306	689	687
2003	**111,571**	**720**	**728**	162,598	722	732
2004	**72,280**	**705**	**705**	97,313	710	708
2005	**209,290**	**718**	**712**	271,551	720	714
2006	**224,722**	**718**	**704**	295,365	721	706
2007	**317,846**	**727**	**711**	415,471	730	714
2008	**113,279**	**727**	**722**	152,820	734	729
2009	**59,800**	**746**	**743**	93,583	751	751
2010	**153,172**	**746**	**753**	195,772	747	753
2011	**409,574**	**760**	**762**	460,732	760	759
2012	**753,496**	**764**	**761**	N/A	N/A	N/A
Total	**$2,462,012**	**743**	**738**	$2,201,511	734	729

Permanent Mortgage *(Dollars in thousands)* Origination Vintage	**December 31, 2012**			December 31, 2011		
	Period End Balance (a)	**Average Origination FICO**	**Average Refreshed FICO**	Period End Balance (a)	Average Origination FICO	Average Refreshed FICO
pre-2004 (b)	**$200,999**	**725**	**728**	$166,104	726	739
2004	**29,948**	**714**	**691**	32,350	719	690
2005	**49,055**	**740**	**713**	60,966	740	733
2006	**92,863**	**733**	**713**	112,158	735	710
2007	**267,367**	**734**	**711**	306,776	734	706
2008	**125,351**	**741**	**712**	149,839	742	718
Total	**$765,583**	**732**	**711**	$828,193	734	717

Certain previously reported amounts have been reclassified to agree with current presentations.
(a) Balances as of December 31, 2012 and 2011 include $13.2 million and $40.6 million of restricted loans and secured borrowing balances, respectively.
(b) Increase in 2012 balance within the 2003 vintage reflected the impact of clean-up calls exercised by FHN during 2012.

Note 4 ❑ Loans (continued)

The following table reflects accruing delinquency amounts for the credit card and other portfolio classes as of December 31:

	Credit Card		Other	
(Dollars in thousands)	**2012**	2011	**2012**	2011
Accruing delinquent balances:				
30-89 days past due	**$1,731**	$1,868	**$626**	$405
90+ days past due	**1,707**	1,422	**126**	80
Total	**$3,438**	$3,290	**$752**	$485

Nonaccrual and Past Due Loans

The following table reflects accruing and non-accruing loans by class on December 31, 2012:

	Accruing				Non-Accruing				
(Dollars in thousands)	Current	30-89 Days Past Due	90 + Days Past Due	Total Accruing	Current	30-89 Days Past Due	90 + Days Past Due	Total Non-Accruing	Total Loans
Commercial (C&I):									
General C&I	$ 6,473,770	$17,484	$ 422	**$ 6,491,676**	$28,553	$ 3,631	$ 37,032	**$ 69,216**	**$ 6,560,892**
Loans to mortgage companies	1,822,471	1,514	-	**1,823,985**	-	-	362	**362**	**1,824,347**
TRUPs *(a)*	358,695	-	-	**358,695**	-	-	53,022	**53,022**	**411,717**
Total commercial C&I	8,654,936	18,998	422	**8,674,356**	28,553	3,631	90,416	**122,600**	**8,796,956**
Commercial real estate:									
Income CRE	1,072,436	4,535	-	**1,076,971**	8,336	920	23,703	**32,959**	**1,109,930**
Residential CRE	45,694	-	-	**45,694**	1,531	-	11,080	**12,611**	**58,305**
Total commercial real estate	1,118,130	4,535	-	**1,122,665**	9,867	920	34,783	**45,570**	**1,168,235**
Consumer real estate:									
HELOC (b)	3,137,361	29,704	21,446	**3,188,511**	25,254	2,263	10,663	**38,180**	**3,226,691**
R/E installment loans	2,409,336	17,454	8,957	**2,435,747**	17,272	2,394	6,599	**26,265**	**2,462,012**
Total consumer real estate	5,546,697	47,158	30,403	**5,624,258**	42,526	4,657	17,262	**64,445**	**5,688,703**
Permanent mortgage (b)	715,425	7,845	9,592	**732,862**	11,426	2,542	18,753	**32,721**	**765,583**
Credit card & other									
Credit card	179,171	1,731	1,707	**182,609**	-	-	-	**-**	**182,609**
Other	104,046	626	126	**104,798**	1,698	-	-	**1,698**	**106,496**
Total credit card & other	283,217	2,357	1,833	**287,407**	1,698	-	-	**1,698**	**289,105**
Total loans, net of unearned (c)	$16,318,405	$80,893	$42,250	**$16,441,548**	$94,070	$11,750	$161,214	**$267,034**	**$16,708,582**

(a) Total TRUPs includes LOCOM valuation allowance of $34.2 million.
(b) Includes restricted real estate loans and secured borrowings.
(c) The non-accruing balance as of December 31, 2012 includes $30.7 million of HELOC and R/E installment nonperforming loans, and $11.6 million of permanent mortgage nonperforming loans related to discharged bankruptcies. Approximately 80 percent of these nonperforming loans are current.

Note 4 ❑ Loans (continued)

The following table reflects accruing and non-accruing loans by class on December 31, 2011:

	Accruing				Non-Accruing				
(Dollars in thousands)	Current	30-89 Days Past Due	90 + Days Past Due	Total Accruing	Current	30-89 Days Past Due	90 + Days Past Due	Total Non-Accruing	Total Loans
Commercial (C&I) :									
General C&I	$ 6,109,008	$ 11,576	$ 234	**$ 6,120,818**	$ 42,396	$12,938	$ 31,611	**$ 86,945**	**$ 6,207,763**
Loans to mortgage companies	1,393,660	40	-	**1,393,700**	-	-	491	**491**	**1,394,191**
TRUPs (a)	338,180	-	-	**338,180**	-	-	74,793	**74,793**	**412,973**
Total commercial C&I	7,840,848	11,616	234	**7,852,698**	42,396	12,938	106,895	**162,229**	**8,014,927**
Commercial real estate:									
Income CRE	1,178,708	9,610	-	**1,188,318**	20,272	2,125	46,782	**69,179**	**1,257,497**
Residential CRE	74,252	875	-	**75,127**	25,149	7,359	13,278	**45,786**	**120,913**
Total commercial real estate	1,252,960	10,485	-	**1,263,445**	45,421	9,484	60,060	**114,965**	**1,378,410**
Consumer real estate:									
HELOC (b)	3,598,926	44,728	25,978	**3,669,632**	10,446	1,079	8,878	**20,403**	**3,690,035**
R/E installment loans	2,145,181	26,310	11,647	**2,183,138**	11,781	1,358	5,234	**18,373**	**2,201,511**
Total consumer real estate	5,744,107	71,038	37,625	**5,852,770**	22,227	2,437	14,112	**38,776**	**5,891,546**
Permanent mortgage (b)	764,388	15,401	12,415	**792,204**	15,066	342	20,581	**35,989**	**828,193**
Credit card & other									
Credit card	188,702	1,868	1,422	**191,992**	-	-	-	**-**	**191,992**
Other	89,433	405	80	**89,918**	5	-	2,136	**2,141**	**92,059**
Total credit card & other	278,135	2,273	1,502	**281,910**	5	-	2,136	**2,141**	**284,051**
Total loans, net of unearned	$15,880,438	$110,813	$51,776	**$16,043,027**	$125,115	$25,201	$203,784	**$354,100**	**$16,397,127**

(a) Total TRUPs includes LOCOM valuation allowance of $34.2 million.
(b) Includes restricted real estate loans and secured borrowings.

Troubled Debt Restructurings

As part of FHN's ongoing risk management practices, FHN attempts to work with borrowers when necessary to extend or modify loan terms to better align with their current ability to repay. Extensions and modifications to loans are made in accordance with internal policies and guidelines which conform to regulatory guidance. Each occurrence is unique to the borrower and is evaluated separately. FHN considers regulatory guidelines when restructuring loans to ensure that prudent lending practices are followed. As such, qualification criteria and payment terms consider the borrower's current and prospective ability to comply with the modified terms of the loan.

A modification is classified as a TDR if the borrower is experiencing financial difficulty and it is determined that FHN has granted a concession to the borrower. FHN may determine that a borrower is experiencing financial difficulty if the borrower is currently in default on any of its debt, or if it is probable that a borrower may default in the foreseeable future. Many aspects of a borrower's financial situation are assessed when determining whether they are experiencing financial difficulty, particularly as it relates to commercial borrowers due to the complex nature of loan structures, business/industry risk, and borrower/guarantor structures. Concessions could include reductions of interest rates, extension of the maturity date at a rate lower than current market rate for a new loan with similar risk, reduction of accrued interest, or principal forgiveness. When evaluating whether a concession has been granted, FHN also considers whether the borrower has provided additional collateral or guarantors and whether such additions adequately compensate FHN for the restructured terms. The assessments of whether a

borrower is experiencing (or is likely to experience) financial difficulty and whether a concession has been granted is subjective in nature and management's judgment is required when determining whether a modification is classified as a TDR.

For all classes within the commercial portfolio segment, TDRs are typically modified through forbearance agreements (generally 3 to 6 months). Forbearance agreements could include reduced interest rates, reduced payments, release of guarantor, or entering into short sale agreements. FHN's proprietary modification programs for consumer loans are generally structured using parameters of U.S. government-sponsored programs such as Home Affordable Modification Programs ("HAMP"). Within the HELOC, R/E installment loans, and permanent mortgage classes of the consumer portfolio segment, TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 1 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt ratio. Contractual maturities may be extended to 40 years on permanent mortgages and to 30 years for consumer real estate loans. Within the credit card class of the consumer portfolio segment, TDRs are typically modified through either a short-term credit card hardship program or a longer-term credit card workout program. In the credit card hardship program, borrowers may be granted rate and payment reductions for 6 months to 1 year. In the credit card workout program, customers are granted a rate reduction to 0 percent and term extensions for up to 5 years to pay off the remaining balance.

In 2012, the OCC clarified that the discharge of personal liability through bankruptcy proceedings should be considered a concession. As a result, FHN classified all non-reaffirmed residential real estate loans after bankruptcy as nonaccruing TDRs in third quarter 2012.

On December 31, 2012 and 2011, FHN had $372.4 million and $284.2 million portfolio loans classified as TDRs, respectively. For TDRs in the loan portfolio, FHN had loan loss reserves of $58.9 million and $52.7 million, or 16 percent and 19 percent of TDR balances, as of December 31, 2012 and 2011, respectively. Additionally, FHN had restructured $178.2 million and $98.0 million of loans-held-for-sale as of December 31, 2012 and 2011, respectively. Loans held for sale are presented at UPB before fair value adjustments and do not carry reserves.

Note 4 ❑ Loans (continued)

The following tables reflect portfolio loans that were classified as TDRs during the years ended December 31, 2012 and 2011:

	2012			2011		
(Dollars in thousands)	**Number**	**Pre-Modification Outstanding Recorded Investment**	**Post-Modification Outstanding Recorded Investment**	Number	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial (C&I):						
General C&I	**25**	**$ 24,451**	**$ 24,620**	18	$ 15,960	$ 15,524
Total commercial (C&I)	**25**	**24,451**	**24,620**	18	15,960	15,524
Commercial real estate:						
Income CRE	**10**	**13,381**	**12,836**	13	13,630	13,155
Residential CRE	**2**	**88**	**87**	6	2,257	2,735
Total commercial real estate	**12**	**13,469**	**12,923**	19	15,887	15,890
Consumer real estate:						
HELOC	**901**	**35,078**	**34,852**	169	21,093	20,992
R/E installment loans	**738**	**31,870**	**30,993**	147	21,044	21,249
Total consumer real estate	**1,639**	**66,948**	**65,845**	316	42,137	42,241
Permanent mortgage	**140**	**74,245**	**74,055**	129	79,776	82,633
Credit card & other	**201**	**1,121**	**1,081**	102	451	590
Total troubled debt restructurings	**2,017**	**$180,234**	**$178,524**	584	$154,211	$156,878

Note 4 ❑ Loans (continued)

The following table presents TDRs which re-defaulted during 2012 and 2011 and as to which the modification occurred 12 months or less prior to the re-default. Financing receivables that became classified as TDRs within the previous 12 months and for which there was a payment default during the period are calculated by first identifying TDRs that defaulted during the period and then determining whether they were modified within the 12 months prior to the default. For purposes of this disclosure, FHN defines payment default as generally 30 plus days past due.

	2012		2011	
(Dollars in thousands)	**Number**	**Recorded Investment**	Number	Recorded Investment
Commercial (C&I):				
General C&I	**38**	**$29,295**	43	$ 31,663
Total commercial (C&I)	**38**	**29,295**	43	31,663
Commercial real estate:				
Income CRE	**23**	**20,172**	24	26,563
Residential CRE	**4**	**292**	15	18,512
Total commercial real estate	**27**	**20,464**	39	45,075
Consumer real estate:				
HELOC	**34**	**3,722**	35	6,041
R/E installment loans	**36**	**3,619**	26	2,421
Total consumer real estate	**70**	**7,341**	61	8,462
Permanent mortgage	**15**	**6,014**	37	37,976
Credit card & other	**20**	**72**	51	3,842
Total troubled debt restructurings	**170**	**$63,186**	231	$127,018

The determination of whether a TDR is placed on nonaccrual status generally follows the same internal policies and procedures as other portfolio loans. However, FHN will typically place a consumer real estate loan on nonaccrual status if it is 30 or more days delinquent upon modification into a TDR. For commercial loans, nonaccrual TDRs that are reasonably assured of repayment according to their modified terms may be returned to accrual status by FHN upon a detailed credit evaluation of the borrower's financial condition and prospects for repayment under the revised terms. For consumer loans, FHN's evaluation supporting the decision to return a modified loan to accrual status includes consideration of the borrower's sustained historical repayment performance for a reasonable period prior to the date on which the loan is returned to accrual status, which is generally a minimum of six months. For all discharged bankruptcies, loans must be placed on nonaccrual, regardless of delinquency status. FHN may also consider a borrower's sustained historical repayment performance for a reasonable time prior to the restructuring in assessing whether the borrower can meet the restructured terms, as it may indicate that the borrower is capable of servicing the level of debt under the modified terms. Otherwise, FHN will continue to classify restructured loans as nonaccrual. Consistent with regulatory guidance, upon sustained performance and classification as a TDR over FHN's year-end, the loan will be removed from TDR status as long as the modified terms were market-based at the time of modification.

Note 5 ❑ Premises, Equipment and Leases

Premises and equipment on December 31 are summarized below:

(Dollars in thousands)	**2012**	2011
Land	**$ 69,916**	$ 71,376
Buildings	**337,587**	341,727
Leasehold improvements	**42,442**	44,407
Furniture, fixtures, and equipment	**206,033**	221,544
Premises and equipment, at cost	**655,978**	679,054
Less accumulated depreciation and amortization	**352,705**	357,801
Premises and equipment, net	**$303,273**	$321,253

FHN is obligated under a number of noncancelable operating leases for premises with terms up to 30 years, which may include the payment of taxes, insurance and maintenance costs. Operating leases for equipment are not material.

In 2012, FHN had gains of $3.4 million related to the sale of bank branches which is included in All other income and commissions on the Consolidated Statements of Income.

Minimum future lease payments for noncancelable operating leases, primarily on premises, on December 31, 2012 are shown below:

(Dollars in thousands)	
2013	$18,492
2014	13,944
2015	11,627
2016	10,046
2017	9,375
2018 and after	34,583
Total minimum lease payments	$98,067

Payments required under capital leases are not material.

Aggregate minimum income under sublease agreements for these periods is $2.3 million.

Rent expense incurred under all operating lease obligations for the years ended December 31 is as follows:

(Dollars in thousands)	**2012**	2011	2010
Rent expense, gross	**$23,109**	$25,494	$32,673
Sublease income	**(3,365)**	(3,883)	(4,275)
Rent expense, net	**$19,744**	$21,611	$28,398

Note 6 ❑ Mortgage Servicing Rights

FHN recognizes all classes of mortgage servicing rights ("MSR") at fair value. Classes of MSR are established based on market inputs used to determine the fair value of the servicing asset and FHN's risk management practices. See Note 22—Fair Value of Assets & Liabilities, the "Determination of Fair Value" section for a discussion of FHN's MSR valuation methodology and Note 25—Derivatives for a discussion of how FHN hedges the fair value of MSR. The balance of MSR included on the Consolidated Statements of Condition represents the rights to service approximately $19 billion and $24 billion of mortgage loans on December 31, 2012 and 2011, respectively, for which a servicing right has been capitalized.

Note 6 ❑ Mortgage Servicing Rights (continued)

Following is a summary of changes in capitalized MSR as of December 31, 2012 and 2011:

(Dollars in thousands)	First Liens	Second Liens	HELOC	Total
Fair value on January 1, 2011	$203,812	$262	$3,245	$207,319
Reductions due to loan payments	(21,539)	(41)	(215)	(21,795)
Reductions due to exercise of cleanup calls	(195)	-	-	(195)
Changes in fair value due to:				
Changes in valuation model inputs or assumptions	(41,370)	-	-	(41,370)
Other changes in fair value	16	10	84	110
Fair value on December 31, 2011	**$140,724**	**$231**	**$3,114**	**$144,069**
Reductions due to loan payments	(23,806)	(35)	(348)	(24,189)
Reductions due to exercise of cleanup calls	(494)	-	-	(494)
Changes in fair value due to:				
Changes in valuation model inputs or assumptions	(5,072)	-	-	(5,072)
Other changes in fair value	(38)	-	35	(3)
Fair value on December 31, 2012	**$111,314**	**$196**	**$2,801**	**$114,311**

Servicing, late, and other ancillary fees recognized within mortgage banking income were $58.9 million, $70.2 million, and $92.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Servicing, late, and other ancillary fees recognized within other income and commissions were $2.0 million, $2.4 million, and $3.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The total value of MSR declined $29.8 million during 2012 compared to a decline of $63.3 million in 2011. Mortgage rates continued to decline during 2012, but at a slower pace than 2011 resulting in continued elevated prepayment speed assumptions and corresponding decreases in MSR value of $5.1 million and $41.3 million, respectively. In the third quarter of 2012 and second quarter of 2011, FHN exercised cleanup calls related to proprietary securitization trusts that had previously been securitized with servicing retained. Upon exercise, the associated mortgage loans were repurchased and are now included on the Consolidated Statements of Condition. Accordingly, FHN derecognized the remaining MSR associated with these loans. The remaining declines in MSR are attributable to natural run-off.

FHN services a portfolio of mortgage loans related to transfers by other parties utilizing securitization trusts. The servicing assets represent FHN's sole interest in these transactions. The total MSR recognized by FHN related to these transactions was $1.5 million and $2.6 million at December 31, 2012 and 2011, respectively. The aggregate principal balance serviced by FHN for these transactions was $.3 billion at December 31, 2012 and $.4 billion at December 31, 2011. FHN has no obligation to provide financial support and has not provided any form of support to the related trusts. The MSR recognized by FHN has been included in the first lien mortgage loans column within the rollforward of MSR.

In prior periods, FHN transferred MSR to third parties in transactions that did not qualify for sales treatment due to certain recourse provisions that were included within the sale agreements. On December 31, 2012 and 2011, FHN had $11.2 million and $14.8 million, respectively, of MSR related to these transactions. These MSR are included within the first liens mortgage loans column within the rollforward of MSR. The proceeds from these transfers have been recognized within Other short-term borrowings in the Consolidated Statements of Condition.

Note 7 ❑ Intangible Assets

The following is a summary of intangible assets, net of accumulated amortization, included in the Consolidated Statements of Condition:

(Dollars in thousands)	Goodwill	Other Intangible Assets (a)
December 31, 2009	$165,528	$38,256
Amortization expense (b)	-	(5,526)
Impairment (c)(d)	(3,348)	-
Additions	-	151
December 31, 2010	$162,180	$32,881
Amortization expense (b)	-	(4,380)
Impairment (c)(d)	(10,100)	-
Divestitures (d)	(18,421)	(2,258)
December 31, 2011	$133,659	$26,243
Amortization expense	-	(3,910)
Additions	583	367
December 31, 2012	**$134,242**	**$22,700**

(a) Represents customer lists, acquired contracts, premium on purchased deposits, and covenants not to compete.
(b) Amortization expense related to FHI and Msaver of $.4 million and $1.4 million for 2011 and 2010, respectively, is included in Income/(loss) from discontinued operations, net of tax on the Consolidated Statements of Income.
(c) See Note 26 – Restructuring, Repositioning, and Efficiency for further details related to goodwill impairments.
(d) See Note 2 – Acquisitions and Divestitures for further details regarding goodwill related to divestitures.

The gross carrying amount of other intangible assets subject to amortization is $104.9 million on December 31, 2012, net of $82.2 million of accumulated amortization. Estimated aggregate amortization expense is expected to be $3.7 million, $3.5 million, $3.4 million, $3.2 million, and $3.0 million for the twelve-month periods of 2013, 2014, 2015, 2016, and 2017, respectively.

The agreement to sell FHI resulted in a pre-tax goodwill impairment of $10.1 million in first quarter 2011. In second quarter 2011, the remaining $16.4 million of goodwill was removed in conjunction with the divestiture. The sale of Msaver during third quarter 2011 resulted in the removal of $2.0 million of goodwill. During 2011, FHN also recognized $2.2 million and $.1 million of other intangible asset write-offs related to the FHI and Msaver divestitures, respectively.

In 2010, FHN exited its institutional equity research business, FTN Equity Capital Markets ("FTN ECM"), and incurred a pre-tax goodwill impairment of $3.3 million.

Note 7 ❑ Intangible Assets (continued)

The following is a summary of gross goodwill and accumulated impairment losses and write-offs detailed by reportable segments included in the Consolidated Statements of Condition through December 31, 2012. Gross goodwill, accumulated impairments, and accumulated divestiture related write-offs were determined beginning on January 1, 2002, when a change in accounting requirements resulted in goodwill being assessed for impairment rather than being amortized.

(Dollars in thousands)	Non-Strategic	Regional Banking	Capital Markets	Total
Gross goodwill	$ 199,995	$36,238	$97,421	$ 333,654
Accumulated impairments	(100,675)	-	-	(100,675)
Accumulated divestiture related write-offs	(67,451)	-	-	(67,451)
December 31, 2009	$ 31,869	$36,238	$97,421	$ 165,528
Additions	-	-	-	-
Impairments	(3,348)	-	-	(3,348)
Divestitures	-	-	-	-
Net change in goodwill during 2010	(3,348)	-	-	(3,348)
Gross goodwill	$ 199,995	$36,238	$97,421	$ 333,654
Accumulated impairments	(104,023)	-	-	(104,023)
Accumulated divestiture related write-offs	(67,451)	-	-	(67,451)
December 31, 2010	$ 28,521	$36,238	$97,421	$ 162,180
Additions	-	-	-	-
Impairments	(10,100)	-	-	(10,100)
Divestitures	(18,421)	-	-	(18,421)
Net change in goodwill during 2011	(28,521)	-	-	(28,521)
Gross goodwill	$ 199,995	$36,238	$97,421	$ 333,654
Accumulated impairments	(114,123)	-	-	(114,123)
Accumulated divestiture related write-offs	(85,872)	-	-	(85,872)
December 31, 2011	$ -	$36,238	$97,421	$ 133,659
Additions	-	-	583	583
Impairments	-	-	-	-
Divestitures	-	-	-	-
Net change in goodwill during 2012	-	-	583	583
Gross goodwill	$ 199,995	$36,238	$98,004	$ 334,237
Accumulated impairments	(114,123)	-	-	(114,123)
Accumulated divestiture related write-offs	(85,872)	-	-	(85,872)
December 31, 2012	**$ -**	**$36,238**	**$98,004**	**$ 134,242**

Note 8 ❑ Time Deposit Maturities

Following is a table of maturities for time deposits outstanding on December 31, 2012, which include Certificates of deposit under $100,000, Other time, and Certificates of deposit $100,000 and more. Certificates of deposit $100,000 and more totaled $.5 billion on December 31, 2012. Time deposits are included in Interest-bearing deposits on the Consolidated Statements of Condition.

(Dollars in thousands)	
2013	$ 872,504
2014	285,568
2015	155,079
2016	95,808
2017	61,159
2018 and after	53,310
Total	$1,523,428

Note 9 ❑ Short-term Borrowings

Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, trading liabilities, and other borrowed funds.

Federal funds purchased and securities sold under agreements to repurchase generally have maturities of less than 90 days. Trading liabilities, which represent short positions in securities, are generally held for less than 90 days. Other short-term borrowings have original maturities of one year or less. On December 31, 2012, capital markets trading securities with a fair value of $80.1 million were pledged to secure other short-term borrowings.

The detail of these borrowings for the years 2012, 2011 and 2010 is presented in the following table:

(Dollars in thousands)	Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	Trading Liabilities	Other Short-term Borrowings
2012			
Average balance	**$1,928,891**	**$589,461**	**$ 450,690**
Year-end balance	**1,906,461**	**564,429**	**441,201**
Maximum month-end outstanding	**2,035,285**	**808,139**	**1,270,180**
Average rate for the year	**.24%**	**1.77%**	**.15%**
Average rate at year-end	**.22**	**1.88**	**.25**
2011			
Average balance	$2,159,933	$609,772	$ 290,344
Year-end balance	1,887,052	347,285	172,550
Maximum month-end outstanding	2,631,628	709,642	643,094
Average rate for the year	.23%	2.45%	.29%
Average rate at year-end	.23	2.34	.08
2010			
Average balance	$2,615,536	$547,377	$ 227,772
Year-end balance	2,114,908	361,920	180,735
Maximum month-end outstanding	3,046,201	654,748	693,512
Average rate for the year	.24%	3.30%	.56%
Average rate at year-end	.22	3.01	.18

Note 10 ❑ Term Borrowings

The following table presents information pertaining to Term Borrowings reported on FHN's Consolidated Statements of Condition on December 31:

(Dollars in thousands)	**2012**	2011
First Tennessee Bank National Association:		
Subordinated notes (a)		
Matures on January 15, 2015 – 5.05%	**$ 330,381**	$ 338,951
Matures on May 15, 2013 – 4.625%	**254,340**	264,586
Matures on April 1, 2016 – 5.65%	**288,285**	293,416
Other collateralized borrowings – Matures on December 22, 2037 0.61% on December 31, 2012 and 0.85% on December 31, 2011 (b)	**55,746**	52,218
Federal Home Loan Bank borrowings (c)	**2,554**	2,714
First Horizon National Corporation:		
Subordinated capital notes (a)		
Matures on May 15, 2013 – 4.50%	**101,735**	105,840
Senior capital notes		
Matures on December 15, 2015 – 5.375%	**524,715**	522,742
Subordinated notes (d)		
Matures on April 15, 2034 – 6.30%	**214,784**	220,072
FT Real Estate Securities Company, Inc.:		
Cumulative preferred stock (a)		
Matures on March 31, 2031 – 9.50%	**45,760**	45,693
First Horizon ABS Trusts:		
Other collateralized borrowings (e)		
Matures on October 25, 2034 0.37% on December 31, 2012 and 0.46% on December 31, 2011	**98,302**	118,498
Matures on October 26, 2026 0.34% on December 31, 2012 and 0.43% on December 31, 2011	**128,764**	168,888
Matures on September 25, 2029 0.34% on December 31, 2012 and 0.43% on December 31, 2011	**152,916**	185,357
Scheduled maturity was January 25, 2024 (f) 0.68% on December 31, 2011	**-**	13,639
Scheduled maturity was February 25, 2034 (f) 0.48% on December 31, 2011	**-**	18,120
Scheduled maturity was October 25, 2034 (f) 0.55% on December 31, 2011	**-**	77,161
Scheduled maturity was December 2019 (f) 5.08% on December 31, 2011	**-**	23,641
Matures on September 1, 2032 6.42% on December 31, 2012 and 6.41% on December 31, 2011	**10,200**	14,823
First Tennessee New Markets Corporation Investments:		
Matures on October 25, 2018 – 4.97%	**7,301**	7,301
Matures on February 1, 2033 – 4.97%	**8,000**	8,000
Matures on August 08, 2036 – 2.38%	**2,699**	-
Total	**$2,226,482**	$2,481,660

(a) Qualifies for total capital under the risk-based capital guidelines.
(b) Secured by $55.7 million of trust preferred loans.
(c) The Federal Home Loan Bank borrowings were issued with fixed interest rates and have remaining terms of 1 to 18 years. These borrowings had weighted average interest rates of 2.40 percent on December 31, 2012 and 2011.
(d) See Note 11 – Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures for further details.
(e) On December 31, 2012 and 2011, borrowings secured by $415.6 million and $640.8 million, respectively, of retail real estate residential loans.
(f) In 2012, FHN completed cleanup calls on four previously consolidated on-balance sheet consumer loan securitizations. The associated trusts were extinguished and the collateralized borrowings repaid.

Note 10 ❑ Term Borrowings (continued)

Annual principal repayment requirements as of December 31, 2012 are as follows:

(Dollars in thousands)	
2013	$350,161
2014	161
2015	804,161
2016	250,161
2017	161
2018 and after	718,863

All subordinated notes are unsecured and are subordinate to other present and future senior indebtedness. FTBNA's subordinated notes and FHN's subordinated capital notes qualify as Tier 2 capital under the risk-based capital guidelines.

Note 11 ❑ Guaranteed Preferred Beneficial Interest in First Horizon's Junior Subordinated Debentures

In 2004 First Tennessee Capital II ("Capital II"), a Delaware business trust wholly owned by FHN, issued $200 million of Capital Securities, Series B at 6.30 percent per annum. The proceeds were loaned to FHN as junior subordinated debt. FHN has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital II's obligations with respect to the capital securities. The sole asset of Capital II is $206 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carry an interest rate of 6.30 percent. Both the capital securities of Capital II and the junior subordinated debentures of FHN will mature on April 15, 2034; however, FHN has the option to redeem both prior to maturity. The junior subordinated debentures are included in the Consolidated Statements of Condition in Term borrowings (see Note 10 – Term Borrowings). At year end, the capital securities fully qualified as Tier 1 capital. Beginning in 2013, Tier 1 capital treatment for these securities will begin phasing out. In 1996 First Tennessee Capital I ("Capital I"), a Delaware business trust wholly owned by FHN, issued $100 million of Capital Securities, Series A at 8.07 percent. Under regulatory capital guidelines, the capital securities qualified as Tier 1 capital. In January 2011, FHN redeemed the associated subordinate debentures and capital securities in full. The redemption notice was provided in December 2010, at which point the capital securities were no longer eligible for Tier 1 capital treatment.

Note 12 ❑ Preferred Stock and Other Capital

FHN Preferred Stock and Warrant

In fourth quarter 2008 FHN sold 866,540 preferred shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series CPP, along with a Warrant to purchase common stock to the U.S. Treasury ("UST") as part of its Capital Purchase Program ("Capital Purchase Program") administered under the Troubled Asset Relief Program ("TARP"). The Warrant was immediately exercisable and was set to expire ten years after issuance. After adjustment for stock dividends distributed through January 1, 2011, the Warrant covered 14,842,321 common shares at a purchase price of $8.757 per share. On December 22, 2010, subsequent to offerings of common equity and senior debt which raised more than $750 million, FHN repurchased all of the Preferred Shares and remitted the accrued and unpaid dividends. In first quarter 2011, FHN completed the purchase and cancellation of the Warrant to purchase common stock. FHN purchased the Warrant from the UST for $79.7 million, and then canceled it. The UST no longer holds any securities of FHN under the Capital Purchase Program.

In January 2013, FHN issued $100 million of Series A Non-Cumulative Perpetual Preferred Stock. These securities qualify as Tier 1 capital. Refer to Note 28 – Other Events for additional information.

Subsidiary Preferred Stock

In 2000 FT Real Estate Securities Company, Inc. ("FTRESC"), an indirect subsidiary of FHN, issued 50 shares of 9.50 percent Cumulative Preferred Stock, Class B ("Class B Preferred Shares"), with a liquidation preference of

Note 12 ❑ Preferred Stock and Other Capital (continued)

$1.0 million per share; of those, 47 shares were issued to nonaffiliates. These securities qualify as Tier 2 capital and are presented in the Consolidated Statements of Condition as Term borrowings. FTRESC is a real estate investment trust ("REIT") established for the purpose of acquiring, holding, and managing real estate mortgage assets. Dividends on the Class B Preferred Shares are cumulative and are payable semi-annually.

The Class B Preferred Shares are mandatorily redeemable on March 31, 2031, and redeemable at the discretion of FTRESC in the event that the Class B Preferred Shares cannot be accounted for as Tier 2 regulatory capital or there is more than an insubstantial risk that dividends paid with respect to the Class B Preferred Shares will not be fully deductible for tax purposes. They are not subject to any sinking fund and are not convertible into any other securities of FTRESC, FHN, or any of its subsidiaries. The shares are, however, automatically exchanged at the direction of the Office of the Comptroller of the Currency for preferred stock of FTBNA, having substantially the same terms as the Class B Preferred Shares in the event FTBNA becomes undercapitalized, insolvent, or in danger of becoming undercapitalized.

FTRESC also has outstanding Cumulative Perpetual Preferred Stock, Class A, which has been recognized as Noncontrolling interest on the Consolidated Statements of Condition, along with Class B Cumulative Perpetual Preferred Stock issued by First Horizon Preferred Funding, Inc. and First Horizon Preferred Funding II, Inc. Other preferred shares are outstanding but are owned by FHN subsidiaries and are eliminated in consolidation. For all periods presented, the amount included within Noncontrolling interest related to preferred shares issued from these subsidiaries was $.3 million. On January 1, 2013, First Horizon Preferred Funding III, Inc. issued $.1 million of Cumulative Perpetual Preferred Stock, Class A, which is attributable to the noncontrolling interest-holders.

In 2005 FTBNA issued 300,000 shares of Class A Non-Cumulative Perpetual Preferred Stock ("Class A Preferred Stock") with a liquidation preference of $1,000 per share. These securities qualify as Tier 1 capital. On December 31, 2012, 2011, and 2010, $294.8 million of Class A Preferred Stock was recognized as Noncontrolling interest on the Consolidated Statements of Condition for all periods.

Note 13 ❑ Regulatory Capital and Restrictions

Regulatory Capital. FHN is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FHN's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities, and certain derivatives as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require FHN to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets ("Leverage"). Management believes that, as of December 31, 2012, FHN met all capital adequacy requirements to which it was subject.

The actual capital amounts and ratios of FHN and FTBNA are presented in the table below. In addition, FTBNA must also calculate its capital ratios after excluding financial subsidiaries as defined by the Gramm-Leach-Bliley Act of 1999. Based on this calculation, FTBNA's Total Capital, Tier 1 Capital, and Leverage ratios were 16.76 percent, 14.82 percent, and 12.24 percent, respectively, on December 31, 2012, and were 18.47 percent, 15.64 percent, and 12.73 percent, respectively, on December 31, 2011.

Note 13 ❑ Regulatory Capital and Restrictions (continued)

(Dollars in thousands)	First Horizon National Corporation		First Tennessee Bank National Association	
	Amount	Ratio	Amount	Ratio
On December 31, 2012				
Actual:				
Total Capital	$3,212,008	15.94%	$3,691,056	18.49%
Tier 1 Capital	2,640,776	13.10	3,122,204	15.64
Leverage	2,640,776	10.63	3,122,204	12.66
Minimum Requirement for Capital Adequacy Purposes:				
Total Capital	1,612,274	8.00	1,597,033	8.00
Tier 1 Capital	806,137	4.00	798,517	4.00
Leverage	994,114	4.00	986,266	4.00
Minimum Requirement to Be Well Capitalized Under Prompt Corrective Action Provisions:				
Total Capital			1,996,292	10.00
Tier 1 Capital			1,197,775	6.00
Leverage			1,232,833	5.00
On December 31, 2011				
Actual:				
Total Capital	$3,602,271	17.99%	$3,976,672	20.05%
Tier 1 Capital	2,850,452	14.23	3,247,268	16.37
Leverage	2,850,452	11.41	3,247,268	13.12
Minimum Requirement for Capital Adequacy Purposes:				
Total Capital	1,602,113	8.00	1,586,752	8.00
Tier 1 Capital	801,056	4.00	793,376	4.00
Leverage	998,891	4.00	990,281	4.00
Minimum Requirement to Be Well Capitalized Under Prompt Corrective Action Provisions:				
Total Capital			1,983,440	10.00
Tier 1 Capital			1,190,064	6.00
Leverage			1,237,851	5.00

Restrictions on cash and due from banks. Under the Federal Reserve Act and Regulation D, FTBNA is required to maintain a certain amount of cash reserves. On December 31, 2012 and 2011, FTBNA's required reserves were $248.4 million and $190.7 million, respectively. At the end of 2012 and 2011, this requirement was met with $139.4 million and $142.9 million in vault cash, respectively, in addition to Federal Reserve Bank deposits. Vault cash is reflected in Cash and due from banks on the Consolidated Statements of Condition and Federal Reserve Bank deposits are reflected as Interest-bearing cash.

Restrictions on dividends. Cash dividends are paid by FHN from its assets, which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, dividends, loans, or advances. As of December 31, 2012, FTBNA had undivided profits of $1.1 billion, none of which was available for distribution to FHN as dividends without prior regulatory approval. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an amount equal to FTBNA's retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA's 'retained net income' generally is equal to FTBNA's regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the applicable rules, FTBNA's total amount available for dividends was negative $247.5 million at December 31, 2012 and negative $26.7 million at January 1, 2013. FTBNA applied for and received approval from the OCC to declare and pay a common dividend to the parent company in the amount of $100 million in 2011 and 2012. FTBNA also applied for and received approval to declare and pay a common dividend to the parent company in the amount of $180 million in January 2013 and has requested approval from the OCC to declare and pay dividends on its preferred stock outstanding payable in April 2013.

Note 13 ❑ Regulatory Capital and Restrictions (continued)

The payment of cash dividends by FHN and FTBNA may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines and debt covenants. Furthermore, the Federal Reserve and the OCC have issued policy statements generally requiring insured banks and bank holding companies only to pay dividends out of current operating earnings. Consequently, the decision of whether FHN will pay future dividends and the amount of dividends will be affected by current operating results.

Restrictions on intercompany transactions. Under Federal banking law, banking subsidiaries may not extend credit to the parent company in excess of 10 percent of the bank's capital stock and surplus, as defined, or $347.1 million, on December 31, 2012. The parent company had covered transactions of $.8 million from FTBNA on December 31, 2012. In addition, the aggregate amount of covered transactions with all affiliates, as defined, is limited to 20 percent of the bank's capital stock and surplus, as defined, or $694.3 million, on December 31, 2012. FTBNA's total covered transactions with all affiliates including the parent company on December 31, 2012 were $119.4 million.

Note 14 ❑ Other Income and Other Expense

Following is detail of All other income and commissions and All other expense as presented in the Consolidated Statements of Income:

(Dollars in thousands)	**2012**	2011	2010
All other income and commissions:			
Bankcard income	**$ 22,384**	$ 22,388	$ 19,761
Bank-owned life insurance	**18,805**	19,615	25,898
Other service charges	**12,935**	12,182	10,368
ATM interchange fees	**10,528**	13,690	14,169
Electronic banking fees	**6,537**	6,225	7,111
Letter of credit fees	**5,158**	6,282	6,493
Deferred compensation (a)	**4,461**	(517)	3,621
Gains on extinguishment of debt	**-**	5,761	17,060
Other	**20,257**	22,782	25,572
Total	**$101,065**	$108,408	$130,053
All other expense:			
Litigation and regulatory matters	**$ 33,313**	$ 41,279	$ 2,398
Tax credit investments	**18,655**	20,356	22,229
Advertising and public relations	**17,439**	16,884	22,840
Other insurance and taxes	**10,734**	13,721	11,523
Travel and entertainment	**8,366**	8,324	9,800
Customer relations	**4,578**	4,908	6,994
Employee training and dues	**4,525**	4,770	4,634
Supplies	**3,752**	3,800	4,519
Bank examinations costs	**3,231**	4,500	4,578
Loan insurance expense	**2,355**	2,907	(686)
Federal service fees	**999**	1,435	2,610
Other	**34,610**	39,069	21,856
Total	**$142,557**	$161,953	$113,295

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Deferred compensation market value adjustments are mirrored by adjustments to employee compensation, incentives, and benefits expense.

Note 15 ❑ Components of Other Comprehensive Income/(loss)

Following is detail of "Accumulated other comprehensive income/(loss)" as presented in the Consolidated Statements of Condition:

(Dollars in thousands)	Before-Tax Amount	Tax Benefit/ (Expense)	Accumulated Other Comprehensive Income/(Loss)
December 31, 2009	$ 58,878	$(21,256)	$(114,209)
Other comprehensive income:			
Unrealized market adjustments on securities available-for-sale	(31,297)	12,175	(19,122)
Adjustment for net (gain)/loss on securities available-for-sale included in Net income/(loss)	(715)	278	(437)
Pension and postretirement plans:			
Net actuarial gain/(loss) arising during the period	(5,439)	2,014	(3,425)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	15,121	(5,474)	9,647
December 31, 2010	(22,330)	8,993	(127,546)
Other comprehensive income:			
Unrealized market adjustments on securities available-for-sale	36,294	(14,119)	22,175
Adjustment for net (gain)/loss on securities available-for-sale included in Net income/(loss)	(773)	301	(472)
Pension and postretirement plans:			
Net actuarial gain/(loss) arising during the period	(60,953)	23,337	(37,616)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	21,556	(8,253)	13,303
December 31, 2011	(3,876)	1,266	(130,156)
Other comprehensive income:			
Unrealized market adjustments on securities available-for-sale	(19,016)	7,397	(11,619)
Adjustment for net (gain)/loss on securities available-for-sale included in Net income/(loss)	(328)	128	(200)
Pension and postretirement plans:			
Net actuarial gain/(loss) arising during the period	(45,110)	17,906	(27,204)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	37,867	(15,031)	22,836
December 31, 2012	**$(26,587)**	**$ 10,400**	**$(146,343)**

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 16 ❑ Income Taxes

The aggregate amount of income taxes included in the Consolidated Statements of Income and the Consolidated Statements of Equity for the years ended December 31, were as follows:

(Dollars in thousands)	**2012**	2011	2010
Consolidated Statements of Income:			
Income tax expense/(benefit) related to continuing operations	**$(85,262)**	$ 15,836	$(21,182)
Income tax expense/(benefit) related to discontinued operations	**93**	(11,456)	(1,873)
Consolidated Statements of Equity:			
Income tax expense/(benefit) related to:			
Cumulative effect of a change in accounting principle	**-**	-	(11,251)
Pension and postretirement plans	**(2,875)**	(15,084)	3,460
Unrealized gains/losses on investment securities available-for-sale	**(7,525)**	13,818	(12,453)
Share-based compensation	**4,140**	5,771	5,577
Total	**$(91,429)**	$ 8,885	$(37,722)

The components of income tax expense/(benefit) related to continuing operations for the years ended December 31, were as follows:

(Dollars in thousands)	**2012**	2011	2010
Current:			
Federal	**$ (5,304)**	$(29,507)	$(219,211)
State	**(9,725)**	6,196	(35,484)
Foreign	**33**	-	-
Deferred:			
Federal	**(59,417)**	49,254	206,962
State	**(10,848)**	(10,107)	26,551
Foreign	**(1)**	-	-
Total	**$(85,262)**	$ 15,836	$ (21,182)

A reconciliation of expected income tax expense/(benefit) at the federal statutory rate of 35% to the total income tax expense from continuing operations follows:

(Dollars in thousands)	**2012**	2011	2010
Federal income tax rate	**35%**	35%	35%
Tax computed at statutory rate	**$(35,597)**	$ 52,447	$ 18,114
Increase/(decrease) resulting from:			
State income taxes	**(4,234)**	(2,542)	(5,806)
BOLI	**(7,428)**	(6,757)	(9,671)
Tax-exempt interest	**(4,469)**	(3,732)	(1,820)
Tax credits	**(18,125)**	(23,494)	(23,788)
Subsidiary liquidations	**(6,733)**	-	-
Other changes in unrecognized tax benefits	**(8,981)**	(3,884)	(3,582)
Other	**305**	3,798	5,371
Total	**$(85,262)**	$ 15,836	$(21,182)

Certain previously reported amounts have been reclassified to agree with current presentation.

A deferred tax asset ("DTA") or deferred tax liability ("DTL") is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. In order to support the recognition of the DTA, FHN's management must believe that the realization of the DTA is more likely than not. FHN evaluates the likelihood of realization of the DTA based on both positive and negative evidence available at the time, including (as appropriate) scheduled reversals of DTLs, projected future taxable income, tax planning strategies, and recent financial operations. Realization is dependent on generating sufficient taxable income prior to the expiration of the carryforwards attributable to the DTA. In projecting future taxable income, FHN incorporates assumptions including the amount of future state and federal

pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates used to manage the underlying business.

As of December 31, 2012, the gross DTA is $500 million. The gross DTL is $169 million as of December 31, 2012. Management has assessed the ability to realize the gross DTA within the jurisdiction from which it arises based on positive and negative evidence and on the basis of this evaluation, a valuation allowance of $(69.7) million was recorded as of December 31, 2012. The valuation allowance is attributable to certain state net operating loss ("NOL") carryforwards of $(12.6) million and to capital loss carryforwards of $(57.1) million. The change in the valuation allowance during 2012 is primarily related to the capital loss carryforward from subsidiary liquidations. The negative impact on tax expense as a result of the increase in the valuation allowance offsets the deferred tax benefit recognized related to the capital loss carryforward. Management believes it is more likely than not that the benefit of the capital loss carryover to 2013 will not be realized, because there is uncertainty as to whether FHN will generate capital gains over the five year carryforward period. The DTA after the valuation allowance is $430.3 million as of December 31, 2012. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, FHN believes that its ability to realize the $430.3 million DTA is more likely than not.

Temporary differences which gave rise to deferred tax assets and deferred tax liabilities on December 31, 2012 and 2011 were as follows:

(Dollars in thousands)	**2012**	2011
Deferred tax assets:		
Loss reserves	**$103,701**	$ 85,110
Employee benefits	**132,906**	117,593
Investment in partnerships	**29,044**	28,260
Foreclosed property	**2,541**	7,580
Accrued expenses	**24,686**	7,148
Capital loss carryforwards	**58,453**	-
Credit carryforwards	**89,503**	47,175
Federal NOL carryforwards	**9,563**	-
State NOL carryforwards	**27,980**	21,454
Unrecognized tax benefits	**7,897**	13,848
Other	**13,715**	17,898
Gross deferred tax assets	**499,989**	346,066
Valuation allowance	**(69,692)**	(6,718)
Deferred tax assets after valuation allowance	**$430,297**	$339,348
Deferred tax liabilities:		
Capitalized mortgage servicing rights	**$ 31,341**	$ 38,515
Depreciation and amortization	**47,681**	39,753
Federal Home Loan Bank stock	**17,388**	17,285
Investment in debt securities (ASC 320)	**35,175**	42,700
Other intangible assets	**25,187**	22,368
Prepaid expenses	**11,790**	11,520
Other	**473**	1,364
Gross deferred tax liabilities	**169,035**	173,505
Net deferred tax asset	**$261,262**	$165,843

The total liability for unrecognized tax benefits ("UTB") at December 31, 2012 and December 31, 2011, was $17.6 million and $33.0 million, respectively. FHN is currently in audit in several jurisdictions. It is reasonably possible that the liability for UTB could decrease by approximately $10 million during 2013 if audits are completed and settled and if statutes expire as scheduled. FHN recognizes interest accrued and penalties related to UTB within income tax expense. FHN had approximately $4.5 million and $6.6 million accrued for the payment of interest as of December 31, 2012 and December 31, 2011, respectively.

Note 16 ❑ Income Taxes (continued)

The rollforward of unrecognized tax benefits is shown below:

(Dollars in thousands)	
Balance at December 31, 2010	$ 38,398
Increases related to prior year tax positions	4,260
Settlements	(6,412)
Lapse of statute	(3,270)
Balance at December 31, 2011	$ 32,976
Increases related to prior year tax positions	**250**
Settlements	**(5,202)**
Lapse of statute	**(10,386)**
Balance at December 31, 2012	**$ 17,638**

Note 17 ❑ Earnings Per Share

The following tables provide a reconciliation of the numerators used in calculating earnings/(loss) per share attributable to common shareholders:

(Dollars in thousands)	**2012**	2011	2010
Income/(loss) from continuing operations	**$(16,443)**	$134,012	$ 72,935
Income/(loss) from discontinued operations, net of tax	**148**	8,618	(11,332)
Net income/(loss)	**(16,295)**	142,630	61,603
Net income attributable to noncontrolling interest	**11,464**	11,434	11,402
Net income/(loss) attributable to controlling interest	**$(27,759)**	$131,196	$ 50,201
Preferred stock dividends	**-**	-	107,970
Net income/(loss) available to common shareholders	**$(27,759)**	$131,196	$ (57,769)
Income/(loss) from continuing operations	**$(16,443)**	$134,012	$ 72,935
Net income attributable to noncontrolling interest	**11,464**	11,434	11,402
Preferred stock dividends	**-**	-	107,970
Net income/(loss) from continuing operations available to common shareholders	**$(27,907)**	$122,578	$ (46,437)

Note 17 ❑ Earnings Per Share (continued)

The component of Income/(loss) from continuing operations attributable to FHN as the controlling interest holder was $(27.9) million, $122.6 million, and $(46.4) million during the year ended December 31, 2012, 2011, and 2010, respectively.

The following table provides a reconciliation of weighted average common shares to diluted average common shares:

(Shares in thousands)	**2012**	2011	2010
Weighted average common shares outstanding – basic	**248,349**	260,574	235,699
Effect of dilutive securities	-	2,287	-
Weighted average common shares outstanding – diluted	**248,349**	262,861	235,699

The following tables provide a reconciliation of earnings/(loss) per common and diluted share:

Earnings/(loss) per common share:	**2012**	2011	2010
Income/(loss) per share from continuing operations available to common shareholders	**$(0.11)**	$0.47	$(0.20)
Income/(loss) per share from discontinued operations, net of tax	-	0.03	(0.05)
Net income/(loss) per share available to common shareholders	**$(0.11)**	$0.50	$(0.25)
Diluted earnings/(loss) per common share:			
Diluted income/(loss) per share from continuing operations available to common shareholders	**$(0.11)**	$0.47	$(0.20)
Diluted income/(loss) per share from discontinued operations, net of tax	-	0.03	(0.05)
Diluted income/(loss) per share available to common shareholders	**$(0.11)**	$0.50	$(0.25)

Due to the net loss attributable to common shareholders for the twelve months ended December 31, 2012 and 2010, no potentially dilutive shares were included in the loss per share calculations as including such shares would have been antidilutive. For the twelve months ended December 31, 2011, the dilutive effect for all potential common shares was 2.3 million. Stock options of 10.0 million, 10.6 million, and 12.3 million with weighted average exercise prices of $22.07, $24.91 and $27.04 per share for the twelve months ended December 31, 2012, 2011 and 2010, respectively, were excluded from diluted shares because including such shares would be antidilutive. Other equity awards of 3.5 million, .6 million, and 3.3 million for the twelve months ended December 31, 2012, 2011, and 2010, respectively, were excluded from diluted shares because including such shares would have been antidilutive. Additionally 14.8 million potential common shares related to the capital purchase program ("CPP") common stock warrant were excluded from the computation of diluted loss per common share for the period ended December 31, 2010, because such shares would have been antidilutive. The CPP common stock warrant, which was repurchased in 2011, resulted in .7 million dilutive shares for the twelve-month period ended December 31, 2011.

Note 18 ❑ Contingencies and Other Disclosures

Contingencies

General. Contingent liabilities arise in the ordinary course of business, including those related to lawsuits, arbitration, mediation, and other forms of litigation. Various litigation matters are threatened or pending against FHN and its subsidiaries. Also, FHN at times receives requests for information, subpoenas, or other inquiries from federal, state, and local regulators and from other government authorities concerning various matters relating to FHN's current or former lines of business. Certain matters of that sort are pending at this time, and FHN is cooperating with the authorities involved. In view of the inherent difficulty of predicting the outcome of these matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories or involve a large number of parties, or where claims or other actions are possible but have not been brought, FHN cannot reasonably determine what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters may be, or what the eventual loss or impact related to each matter may be. FHN establishes loss contingency liabilities for litigation matters when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. A liability generally is not established when a loss contingency either is not probable or its amount is not reasonably estimable. If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, accounting guidance would require a liability to be established at the low end of the range.

In addition, disclosure of a range of reasonably possible loss associated with litigation matters, as prescribed by applicable financial accounting guidance, is provided as to those matters where there is more than a remote chance of an estimable, material loss outcome for FHN in excess of currently established loss liabilities. Based on current knowledge, and after consultation with counsel, management is of the opinion that loss contingencies related to such pending litigation matters should not have a material adverse effect on the consolidated financial condition of FHN, but may be material to FHN's operating results for any particular reporting period depending, in part, on the results from that period.

Litigation – Gain Contingency. The Chapter 11 Liquidation Trustee (the "Trustee") of Sentinel Management Group, Inc. ("Sentinel") filed complaints against two subsidiaries, FTBNA and FTN Financial Securities Corp. ("FTN"), and two former FTN employees. The Trustee's claims related to Sentinel's purchases of Preferred Term Securities Limited ("PreTSL") products and other securities from FTN and/or the FTN Financial Capital Markets division of FTBNA from March 2005 to August 2007. In July 2011, the parties reached an agreement to settle the dispute. Under the terms of the settlement the Trustee received a total of $38.5 million dollars. After considering the terms of the settlement, FHN recognized a pre-tax expense of $36.7 million during second quarter 2011 related to the settlement. FHN believes that certain insurance policies provide coverage for these losses and related litigation costs, subject to policy limits and applicable deductibles. The insurers have denied coverage. FHN has brought suit against the insurers to enforce the policies under Tennessee law. The case is in U.S. District Court for the Western District of Tennessee styled as *First Horizon National Corporation, et al. v. Certain Underwriters at Lloyd's Syndicate Nos. 2987, et al.,* No. 2:11-cv-02608. In connection with this matter the previously recognized expense may be recouped in whole or in part. As to this matter, under applicable financial accounting guidance, FHN has determined that although material gain is not probable there is more than a slight chance of a material gain outcome for FHN. FHN cannot determine a probable outcome that may result from this matter because of the uncertainty of the potential outcomes of the legal proceedings and also due to significant uncertainties regarding: legal interpretation of the relevant contracts; potential remedies that might be available or awarded; and the incomplete status of the discovery process.

Litigation – Loss Contingencies. Set forth below are discussions of certain pending or threatened litigation matters. These material loss contingency matters generally fall into the following categories: (i) FHN has determined material loss to be probable and has established a material loss liability in accordance with applicable financial accounting guidance, other than matters reported as having been substantially settled or otherwise substantially resolved; (ii) FHN has determined material loss to be probable but is unable to determine an amount of material loss liability; or (iii) FHN has determined that material loss is not probable but is "reasonably possible" (as defined in applicable accounting guidance, there is more than a remote chance of a material loss outcome for FHN). In all litigation matters discussed, except as indicated, FHN has estimated a range of reasonably possible loss outcomes in excess

of any currently established loss liabilities. In all litigation matters discussed FHN believes it has meritorious defenses and intends to pursue those defenses vigorously.

FHN reassesses the liability for litigation matters each quarter as the matters progress. At December 31, 2012, the aggregate amount of liabilities established for the litigation loss contingency matters discussed below was $33 million. Only one matter discussed under the heading "First Horizon Branded Mortgage Securitization Litigation Matters" below, the FHLB of Chicago suit, is among those matters for which a liability has been established. The liabilities discussed in this paragraph relate only to litigation matters and are separate from those discussed under the heading "Established Repurchase Liability" below.

In each potential loss contingency litigation matter discussed below, except as otherwise noted, there is a more than slight chance that each of the following outcomes will occur: the plaintiff will substantially prevail; the defense will substantially prevail; the plaintiff will prevail in part; or the matter will be settled by the parties. At December 31, 2012, FHN estimates that, for those litigation loss contingency matters discussed below as to which reasonably possible loss is estimable, reasonably possible losses in future periods in excess of currently established liabilities could aggregate in a range from zero to approximately $87 million. Of those matters discussed under the heading "First Horizon Branded Mortgage Securitization Litigation Matters," only the FHLB of Chicago, Charles Schwab, and Western & Southern suits are included in that range.

Matters Included in Reasonably Possible Loss Range

Branch Sale Litigation Matter. Manufacturers & Traders Trust Company ("M&T") is pursuing an arbitration claim against FTBNA arising out of FTBNA's sale of certain branch assets to M&T in 2007. M&T claims that FTBNA violated its obligations to repurchase HELOCs that it sold to M&T as part of the asset sale agreement. M&T alleges that the loans either are not in conformity with FTBNA's representations about them or are insured and sold due to mutual mistake or both. At this time, as a result of rulings to date, the claim has become a demand that FTBNA repurchase certain HELOCs having an original principal balance of $45.5 million. At December 31, 2012, the HELOCs at issue included loans with an unpaid principal balance of $21.9 million and also included charged-off loans of $11.9 million. These HELOCs are not included in the mortgage repurchase pipeline discussed below as potential repurchase obligations, but instead are evaluated separately as part of this pending litigation matter based on specific facts and circumstances related to this loan sale. FHN's estimate of reasonably possible loss for this matter is subject to significant uncertainties regarding: the potential remedies that might be available or awarded; the identity and value of assets FHN may be required to repurchase; and the unpredictable nature of the arbitration process.

Debit Transaction Sequencing Litigation Matter. FTBNA is a defendant in a putative class action lawsuit concerning overdraft fees charged in connection with debit card transactions. A key claim is that the method used to order or sequence the transactions posted each day was improper. The case is styled as *Hawkins v. First Tennessee Bank National Association*, before the Circuit Court for Shelby County, Tennessee, Case No. CT-004085-11. The plaintiff seeks actual damages of at least $5 million, unspecified restitution of fees charged, and unspecified punitive damages, among other things. FHN's estimate of reasonably possible loss for this matter is subject to significant uncertainties regarding: whether a class will be certified and, if so, the definition of the class; claims as to which no dollar amount is specified; the potential remedies that might be available or awarded; the outcome of potentially dispositive early-stage motions such as motions to dismiss; and the lack of discovery. FHN also is aware that claims which appear to be somewhat similar have been brought against other financial institutions, and that a recent federal appellate decision is supportive of pre-emption defenses that FHN has asserted in the Hawkins suit.

First Horizon Branded Mortgage Securitization Litigation Matters – Certain Matters. Several pending litigation matters are discussed under the heading "First Horizon Branded Mortgage Securitization Litigation Matters" below. For certain of those FHN has been able to estimate reasonably possible loss. Those estimable matters are the FHLB of Chicago, Charles Schwab, and Western & Southern cases. The estimates for those matters are included in the range of reasonably possible loss discussed above and are subject to significant uncertainties regarding: the dollar amount claimed; the potential remedies that might be available or awarded; the outcome of any settlement

discussions; the outcome of potentially dispositive early stage motions such as motions to dismiss; the identity and value of assets that FHN may be required to repurchase to the extent asset repurchase is sought; the incomplete status of the discovery process; and the lack of precedent claims. The other such securitization matters are not included in the reasonably possible loss range discussed above.

Matters Not Included in Reasonably Possible Loss Range

First Horizon Branded Mortgage Securitization Litigation Matters. Prior to September 2008 FHN originated and sold home loan products through various channels and conducted its servicing business under the First Horizon Home Loans and First Tennessee Mortgage Servicing brands. Those sales channels included the securitization of loans into pools held by trustees and the sale of the resulting securities, sometimes called "certificates," to investors. These activities are discussed in more detail below under the heading "Legacy Home Loan Sales and Servicing."

At the time this report is filed, FHN, along with multiple defendants, is defending several lawsuits brought by investors which claim that the offering documents under which certificates relating to First Horizon branded securitizations ("FH proprietary securitizations") were sold to them were materially deficient. The plaintiffs and venues of these suits are: (1) the Federal Housing Finance Agency ("FHFA"), as conservator for Fannie Mae and Freddie Mac, in U.S. District Court for the Southern District of New York (Case No. 11-cv-6193 (PGG)); (2) Charles Schwab Corp. in the Superior Court of San Francisco, California (Case No. 10-501610); (3) FHLB of Chicago in the Circuit Court of Cook County, Illinois (Case No. 10 CH 45033); (4) Western & Southern Life Insurance Co, among others in the Court of Common Pleas, Hamilton County, Ohio (Case No. A1105352); (5) Federal Deposit Insurance Corporation ("FDIC") as receiver for Colonial Bank, in the U.S. District Court for the Middle District of Alabama (Case No. CV-12-791-WKW-WC); and (6) FDIC as a receiver for Colonial Bank, in the U.S. District Court for the Southern District of New York (Case No. 12 Civ. 6166 (LLS)(MHD)). The plaintiffs in the pending suits claim to have purchased certificates in a number of separate FH proprietary securitizations and demand that FHN repurchase their investments, or answer in damages or rescission, among other remedies sought.

In some of these suits, underwriters are co-defendants and have demanded, under provisions in the applicable underwriting agreements, that FHN indemnify them for their expenses and any losses they may incur. In addition, FHN has received indemnity demands from underwriters in certain other suits as to which investors claim to have purchased senior certificates in FH proprietary securitizations. FHN has not been named a defendant in these suits, which FHN is defending indirectly as indemnitor. The plaintiffs and venues of these other suits are: (7) FHLB of San Francisco, in the Superior Court of San Francisco County, California (Case No. CGC-10-497840); (8) Metropolitan Life Insurance Co., in the Supreme Court of New York County, New York (No. 651360-2012); and (9) Royal Park Invs. SA/NV, in the Supreme Court of New York County, New York (No. 652607-2012).

Details concerning the original purchase amounts and ending balance of the investments at issue in these suits, as to which FHN is a named defendant or as to which FHN has an agreement to indemnify an underwriter defendant, are set forth below. Information on the performance of the FH proprietary securitizations related to these suits is available in monthly reports published by the trustee for the securitization trusts. FHN believes that certain plaintiffs did not purchase the entire certificate in the securitizations in which they invested. Reporting by the trustee is at a certificate level and as a result, ending certificate balances in the following table were adjusted to reflect FHN's estimate of the ending balance of the certificates purchased by these plaintiffs. Plaintiffs in the pending lawsuits claimed to have purchased a total of $1.2 billion of certificates and the purchase price of the certificates subject to the indemnification requests total $331.4 million. "Senior" and "Junior" refer to the ranking of the investments in broad terms; in most cases the securitization provided for sub-classifications within the Senior or Junior groups.

Note 18 ❑ Contingencies and Other Disclosures (continued)

(Dollars in thousands)	Alt-A		Jumbo	
	Senior	Junior	Senior	Junior
Vintage				
Purchase Price:				
2005 (a)	$ 843,868	$ -	$ 30,000	$ -
2006 (a)	307,926	-	84,659	9,793
2007	204,061	-	50,000	7,084
Total	$1,355,855	$ -	$164,659	$16,877
Ending Balance:				
2005	$ 335,144	$ -	$ 11,590	$ -
2006	121,049	-	30,987	4,055
2007	113,936	-	18,235	-
Total	$ 570,129	$ -	$ 60,812	$ 4,055

(a) The amounts shown in the table which are the subject of the FHFA litigations include $230,020 of the Senior Alt-A loans from 2006 and $643,751 of the Senior Alt-A loans from 2005.

If FHN were to repurchase certificates, it would recognize as a loss the difference between the amount paid (adjusted for any related litigation liability previously established) and the fair value of the certificates at that time.

The ending certificate balance of the investments which are the subject of the FHFA lawsuit was $338.9 million, as reported on the December 25, 2012 trust statements with approximately 85 percent of the remaining balances performing. Cumulative losses on the FHFA investments which are the subject of the lawsuit, as reported on the trust statements, represent approximately 6 percent of the original principal amount underlying the certificates purchased. The total ending certificate balance of the investments which are the subject of the remaining lawsuits was $296.1 million, as reported on the December 25, 2012 trust statements, with approximately 80 percent of the remaining balances performing. Cumulative losses on the investments which are the subject of the remaining lawsuits, as reported on the trust statements, represent approximately 5 percent of the original principal amount underlying the certificates purchased. Ending certificate balances reflect the remaining principal balance on the certificates, after the monthly principal and interest distributions and after reduction for applicable cumulative and current realized losses. Recognized cumulative losses may not take into account all outstanding principal and interest amounts advanced by the servicer due to nonpayment by the borrowers; reimbursement of those advances to the servicer may increase cumulative losses. Losses are often reported by the trustee based on each certificate within a pool or group, which limits FHN's ability to ascertain losses at the individual investor level.

FHN has been able to estimate reasonably possible loss for the FHLB of Chicago, Charles Schwab, and Western & Southern suits, as discussed above. For the other suits, FHN is unable to estimate a range of reasonably possible loss due to significant uncertainties regarding: claims as to which the claimant specifies no dollar amount; the potential remedies that might be available or awarded; the availability of significantly dispositive defenses such as statutes of limitations or repose; the outcome of potentially dispositive early-stage motions such as motions to dismiss; the identity and value of assets that FHN may be required to repurchase for those claims seeking asset repurchase; the incomplete status of the discovery process; the lack of a precise statement of damages; and lack of precedent claims.

As discussed under "Legacy Home Loan Sales and Servicing," similar claims may be pursued by other investors, and loan repurchase, make-whole, or indemnity claims may be pursued by securitization trustees or other parties to transactions seeking indemnity. At December 31, 2012, except for the FHLB of Chicago suit, FHN had not recognized a liability for exposure for investment rescission or damages arising from the foregoing or other potential claims by investors that the offering documents under which the loans were securitized were materially deficient, nor for exposure for repurchase of loans arising from potential claims that FHN breached its representations and warranties made in FH proprietary securitizations at closing.

Contract Claim Settlement Process – Mortgage Repurchase Pipeline

For several years FHN has received claims from GSEs, other government agencies, mortgage insurers, and others that FHN breached certain representations and warranties made in connection with whole-loan sales prior to September 2008. Generally such claims request or otherwise demand that FHN repurchase the loans or otherwise make the purchaser whole. FHN analyzes these claims using a pipeline approach. FHN reviews each claim in the pipeline and either offers to satisfy the claim or rejects the claim by asking the claimant to rescind it. FHN has established a material loss liability for probable incurred losses related to repurchase obligations for breaches of representations and warranties. As of December 31, 2012 none of these claims had become active litigation. These matters and the associated reserving methodologies are discussed under "Legacy Home Loan Sales and Servicing."

Legacy Home Loan Sales and Servicing

Overview. Prior to September 2008, as a means to provide liquidity for its legacy mortgage banking business, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. Some government-insured and government-guaranteed loans were originated with credit recourse retained by FHN and some other mortgages were originated to be held, but predominantly mortgage loans were intended to be sold without recourse for credit default. Sales typically were effected either as non-recourse whole-loan sales or through non-recourse proprietary securitizations. Conventional conforming single-family residential mortgage loans were sold predominately to two GSEs – Fannie Mae and Freddie Mac. Federally insured or guaranteed whole-loans were pooled, and payments to investors were guaranteed through Ginnie Mae. Many mortgage loan originations, especially those "nonconforming" mortgage loans that did not meet criteria for whole-loan sales to the GSEs, or insurance through Ginnie (collectively, the "Agencies"), were sold to investors, or certificate-holders, predominantly through proprietary securitizations but also, to a lesser extent, through whole-loan sales to private non-Agency purchasers. In addition, FHN originated with the intent to sell and sold HELOCs and second lien mortgages through whole-loan sales to private purchasers and, to a lesser extent, through proprietary securitizations.

Regarding these past first lien loan sale activities, FHN has exposure to potential loss primarily through two avenues. First, purchasers of these mortgage loans may request that FHN repurchase loans or make the purchaser whole for economic losses incurred if it is determined that FHN violated certain contractual representations and warranties made at the time of these sales. Contractual representations and warranties differ based on deal structure and counterparty. For whole-loan sales, a claimant generally would be the purchaser. For securitizations, a repurchase claimant generally would be a trustee. Second, investors in securitizations may attempt to achieve rescission of their investments or damages through litigation by claiming that the applicable offering documents were materially deficient. In addition, overlaying these avenues: some of the loans that were sold or securitized were insured and the insurance carrier may seek repurchase or make-whole remedies by claiming that FHN violated certain contractual representations and warranties made in connection with the insurance contract; and, some of the loans sold to non-Agency whole-loan purchasers were included in securitizations of the purchasers, and the purchasers may seek repurchase or indemnification for losses and expenses caused by such a violation by FHN. In some cases FHN retains the servicing of the loans sold or securitized and so has substantial visibility into the status of the loans; in many cases FHN does not retain servicing and has had very limited or no such direct visibility.

From 2005 through 2008, FHN originated and sold $69.5 billion of mortgage loans without recourse which includes $57.6 billion of loans sold to GSEs and $11.9 billion of loans guaranteed by Ginnie Mae. Although additional GSE sales occurred in earlier years, a substantial majority of GSE repurchase requests have come from that period. In addition, for many years ending in 2007, FHN securitized mortgage loans without recourse in First Horizon branded proprietary transactions. From 2005 through 2007, FHN securitized $26.7 billion of mortgage loans under the First Horizon ("FH") brand.

On August 31, 2008 FHN sold its national mortgage and servicing platforms along with a portion of its servicing assets and obligations. This is sometimes referred to as the "2008 sale," the "2008 divestiture," the "platform

sale," or other similar words. FHN contracted with the purchaser to have its remaining servicing obligations sub-serviced by the purchaser through August 2011.

Loans Sold With Full or Limited Recourse. Although not a substantial part of FHN's former business, FHN sold certain Agency mortgage loans with full recourse under agreements to repurchase the loans upon default. Loans sold with full recourse generally include mortgage loans sold to investors in the secondary market which are uninsurable under government guaranteed mortgage loan programs due to issues associated with underwriting activities, documentation, or other concerns. For mortgage insured single-family residential loans, in the event of borrower nonperformance, FHN would assume losses to the extent they exceed the value of the collateral and private mortgage insurance ("MI"), the FHA insurance, or the Veteran's Administration ("VA") guaranty. On December 31, 2012 and 2011, the current UPB of single-family residential loans that were sold on a full recourse basis with servicing retained was $36.1 million and $45.3 million, respectively.

Loans sold with limited recourse include loans sold under government guaranteed mortgage loan programs including the FHA and VA. FHN may absorb losses due to uncollected interest and foreclosure costs but has limited risk of credit losses in the event of foreclosure of the mortgage loan sold. Generally, the amount of recourse liability in the event of foreclosure is determined based upon the respective government program and/or the sale or disposal of the foreclosed property collateralizing the mortgage loan. Another instance of limited recourse is the VA/No bid. In this case, the VA guarantee is limited and FHN may be required to fund any deficiency in excess of the VA guarantee if the loan goes to foreclosure.

FHN also has potential loss exposure from claims that FHN violated FHA or VA requirements related to the origination of the loans and guarantee claims filed related to the loans. In addition, FHN is cooperating with the U.S. Department of Justice and the Office of the Inspector General for the Department of Housing and Urban Development in a civil investigation regarding compliance with requirements relating to certain FHA-guaranteed loans.

Unless otherwise noted, the remaining discussion under this section, "Legacy Home Loan Sales and Servicing," excludes information concerning full or limited recourse loan sales.

Agency Whole-loan Sales. Substantially all of the conventional, conforming mortgage loans originated by FHN were sold to the GSEs. Each agency has specific guidelines and criteria for originators and servicers of loans backing their respective securities, and the risk of credit loss with regard to the principal amount of the loans sold was generally transferred to the GSEs upon sale, or resides with the insuring government agency if the loans were guaranteed through Ginnie.

Generally these loans were sold without recourse for credit loss. However, if it is determined that the loans sold were in breach of representations or warranties required by the Agency and made by FHN at the time of sale, FHN has obligations to either repurchase the loan for the UPB or make the purchaser whole for the economic loss incurred by the purchaser of such loan. Such representations and warranties required by the Agencies typically include those made regarding the existence and sufficiency of file documentation and the absence of fraud by borrowers or other third parties such as appraisers in connection with obtaining the loan. A substantial amount of FHN's existing repurchase obligations from outstanding requests relate to conforming conventional mortgage loans that were sold to the GSEs. Since the mortgage platform sale in 2008 through December 31, 2012, Agencies have accounted for the vast majority of repurchase/make-whole claims received.

First Horizon Branded Proprietary Mortgage Securitizations. From 2005 through 2007 FHN originated and sold certain non-agency, nonconforming mortgage loans, consisting of Jumbo and Alternative-A ("Alt A") first lien mortgage loans, to private investors through 80 proprietary securitization trusts under the FH brand. Securitized loans generally were sold indirectly to investors as interests, commonly known as certificates, in trusts or other vehicles. The certificates were sold to a variety of investors, including GSEs in some cases, through securities offerings under a prospectus or other offering documents. In most cases, the certificates were tiered into different risk classes, with junior classes exposed to trust losses first and senior classes exposed only after junior classes were exhausted. FHN still services substantially all of the remaining loans sold through FH proprietary securitizations. As of December 31, 2012, the remaining UPB in active FH proprietary securitizations from 2005

through 2007 was $8.5 billion consisting of $5.7 billion Alt-A mortgage loans and $2.8 billion Jumbo mortgage loans. Representations and warranties were made to the trustee for the benefit of investors. As such, FHN has exposure for repurchase of loans arising from claims that FHN breached its representations and warranties made at closing, and exposure for investment rescission or damages arising from claims by investors that the offering documents under which the loans were securitized were materially deficient. As of December 31, 2012, the repurchase request pipeline contained no repurchase requests related to FH proprietary first lien securitizations based on breaches of representations and warranties.

Unlike loans sold to GSEs, contractual representations and warranties for FH proprietary first lien securitizations do not include specific representations regarding the absence of other-party fraud or negligence in the underwriting or origination of the mortgage loans. Securitization documents typically provide the investors with a right to request that the trustee investigate and initiate repurchase of a mortgage loan if FHN breached certain representations and warranties made at the time the securitization closed and such breach materially and adversely affects the interests of the investors in such mortgage loan. The securitization documents do not require the trustee to make an investigation into the facts or matters stated in any investor request or notice unless requested in writing to do so by the holders of certificates evidencing not less than 25 percent of the voting rights allocated to each class of certificates. The certificate holders may also be required to indemnify the trustee for its costs related to investigations made in connection with repurchase actions. FHN has no knowledge of any investor requests to the trustee of an FH proprietary securitization to investigate mortgage loans for possible breach of representations and warranties. GSEs were among the purchasers of certificates in FH proprietary securitizations. As such, they are entitled to the benefits of the same representations and warranties as other investors. However, the GSEs, acting through their conservator under federal law, are permitted to undertake, independently of other investors, reviews of FHN's mortgage loan origination and servicing files. Such reviews are commenced using a subpoena process. If, because of such reviews, the GSEs determine there has been a breach of a representation or warranty that has had a material and adverse affect on the interests of the investors in any mortgage loan, the GSEs may attempt to persuade or compel enforcement of a repurchase obligation against FHN by the securitization trustee. Certain other government entities have asserted a similar right of review not generally available to other investors. As discussed in more detail below, FHN has received several such subpoenas.

In addition, the FH proprietary securitization trustee generally may initiate a loan review, without prior official action by investors, for the purpose of determining compliance with applicable representations and warranties with respect to any or all of the active FH proprietary securitizations. If non-compliance is discovered, the trustee may seek repurchase or other relief. At December 31, 2012, FHN's trustee had made no claims against FHN and no litigation by the trustee was pending against FHN. Accordingly, FHN is not able to estimate any liability for this risk. FHN similarly is not able to estimate a range of reasonably possible losses associated with this risk, and no such amounts are included in the aggregate range discussed above. Those inabilities are due to significant uncertainties regarding: the absence of claims made; the nature and outcome of any claims process or related settlement discussions; the outcome of litigation if litigation is pursued; the identity and value of assets that FHN may be required to repurchase to the extent asset repurchase is sought; and the lack of precedent claims.

Also unlike loans sold to the GSEs through non-recourse whole-loan sales, interests in securitized loans were sold as securities under prospectuses or other offering documents subject to the disclosure requirements of applicable federal and state securities laws. As an alternative to pursuing a claim for breach of representations and warranties through the trustee as mentioned above, investors could pursue (and in certain cases mentioned below, are pursuing) a claim alleging that the prospectus or other disclosure documents were deficient by containing materially false or misleading information or by omitting material information. Claims for such disclosure deficiencies typically could be brought under applicable federal or state securities statutes, and the statutory remedies typically could include rescission of the investment or monetary damages measured in relation to the original investment made. Any such statutory claim would be subject to applicable limitation periods and other statutory defenses. If a plaintiff properly made and proved its allegations, the plaintiff might attempt to claim that damages could include loss of market value on the investment even if there were little or no credit loss in the underlying loans. Claims based on alleged disclosure deficiencies also could be brought as traditional fraud or negligence claims with a wider scope of damages possible. Each investor could bring such a claim individually, without acting through the trustee to pursue a claim for breach of representations and warranties, and investors could attempt joint claims or attempt to pursue claims on a class-action basis. Claims of this sort are likely to be

resolved in a litigation context in most cases, unlike most of the GSE repurchase requests. The analysis of loss content and establishment of appropriate liabilities in those cases would follow principles and practices associated with litigation matters, including an analysis of available procedural and substantive defenses in each particular case, a determination of whether material loss is probable, and (if so) an estimation of the amount of ultimate loss, if any can be estimated. FHN expects most litigation claims to take much longer to resolve than repurchase requests typically have taken.

Monoline insurance is a form of credit enhancement provided to a securitization by an insurer not affiliated with FHN. Subject to the terms and conditions of the policy, the insurer guarantees payments of accrued interest and principal due to the investors. None of the FH proprietary first lien securitizations involved the use of monoline insurance for the benefit of all classes of security holders. In certain limited situations, insurance was provided for a specific senior retail class of holders within an individual securitization. The only insured certificate more recent than 2004 is from 2005 and covered $25.0 million of original certificate balance. The trustee statement dated December 25, 2012 reported to FHN that the remaining outstanding certificate balance for the class was $23.7 million. FHN understands that some monoline insurers have commenced lawsuits against others in the industry seeking to rescind policies of this sort due to alleged misrepresentations as to the quality of the loan portfolio insured. FHN has not received notice of a lawsuit from the monoline insurers of the senior retail level class.

Certain government entities acting on behalf of several purchasers of FH proprietary and other securitizations have subpoenaed information from FHN and others. In 2009 FHN was subpoenaed by the federal regulator of credit unions, the National Credit Union Administration ("NCUA"), related to FH proprietary securitization investments by certain federal credit unions. There has been little communication with FHN associated with this matter since 2010. FHN has been subpoenaed by the FHFA acting as conservator for Fannie Mae and Freddie Mac related to securitization investments by those institutions. In addition, the FHLB of San Francisco and FHLB of Atlanta have subpoenaed FHN for purposes of a loan origination review related to certain of their securitization investments. Collectively, the NCUA, FHFA and FHLB subpoenas seek information concerning a number of FH proprietary first lien securitizations and a FH proprietary HELOC securitization during 2005 and 2006. In addition, the FDIC, acting on behalf of certain failed banks, has also subpoenaed FHN related to FH proprietary securitization investments by those institutions. The FDIC, FHFA, and FHLB of San Francisco subpoenas also concern loans sold by FHN to non-Agency purchasers on a whole-loan basis which were included by those purchasers in non-FH securitizations. The FDIC subpoena fails to identify the specific investments made by the failed banks. Other than the dollar amounts of those investments which are the subject of the FDIC's active litigation as receiver for Colonial Bank, FHN has limited information regarding at least some of the loans under review or the dollar amounts invested in the FDIC, FHFA, and FHLB of San Francisco subpoenas. The FDIC subpoenas overlap partially, and the FHFA subpoenas overlap substantially, with the ongoing litigation matters mentioned above under "Litigation – Loss Contingencies."

These subpoenas relate to ongoing reviews which ultimately could result in claims against FHN. The original and current (as of the December 25, 2012 trust statements) combined first lien certificate balances of the related FH proprietary first lien securitizations in which the credit unions invested were $321.6 million and $132.4 million, respectively. The original and current (as of the December 25, 2012 trust statements) HELOC certificate balances of the related FH proprietary HELOC securitization in which the credit unions invested was $299.8 million and $98.2 million. The original and current certificate balances of the FH proprietary securitizations in which the FHLB of San Francisco invested are $601.1 million and $191.9 million respectively. The original and current certificate balances of the FH proprietary securitizations in which the FHLB of Atlanta invested are $56.1 million and $14.3 million, respectively. There are limitations as to FHN's knowledge of the amount of investments made that are subject to the FDIC, FHFA, and FHLB of San Francisco subpoenas. Since the reviews at this time are neither repurchase claims nor litigation, the associated loans are not considered part of the repurchase pipeline.

Other First Horizon Branded Proprietary Securitizations. FHN also originated and sold home equity lines and second lien loans through certain FH proprietary securitization trusts, most of which related to HELOC loans. As of December 31, 2012, only three of those securitizations, all HELOC, remain active; the rest have been retired as a result of clean-up calls exercised by FHN. Each remaining trust issued notes backed by these loans and publicly offered the asset-backed notes to investors pursuant to a prospectus. The Trustee statements dated December 25,

2012, reported that the cumulative original and current outstanding note balances of the FH proprietary HELOC securitizations were $961.8 million and $368.1 million, respectively.

The loans in the FH HELOC securitization trusts are included on FHN's balance sheet in accordance with Generally Accepted Accounting Principles either as consolidated variable interest entities ("VIEs") or because the securitization did not qualify for sale treatment under GAAP. These loans and the associated credit risk are reflected in FHN's consolidated financial statements. As of December 31, 2012, the loans related to the consolidated VIEs and the associated ALLL are reflected as "restricted" on the Consolidated Statements of Condition.

The asset-backed notes issued in the FH proprietary HELOC securitizations were "wrapped" by monoline insurers. FHN understands that some monoline insurers have commenced lawsuits against other originators of asset-backed securities seeking to cancel policies of this sort due to alleged misrepresentations as to the quality of the loan portfolio insured. FHN has not received notice from a monoline insurer of any such lawsuit. The monoline insurers also have certain contractual rights to pursue repurchase and indemnification. In response to unreimbursed insurance draws resulting from insufficient remittances to investors, two monoline insurers of certain FH proprietary HELOC securitizations have commenced reviews of these HELOC securitizations and certain underlying loan files, underwriting guidelines, and payment histories. Repurchase requests have been received; in some cases requests have been rescinded and in others repurchases have been made. Because the underlying loans and their associated loss content are recorded on FHN's balance sheet, FHN reviews the portfolio each quarter for inherent loss and has established reserves for loss content. For that reason, FHN does not include these requests in the repurchase pipeline reported for first lien mortgages, and FHN believes that any ultimate cash payouts related to these loans are unlikely to have any material impact upon FHN's financial results as such payouts would be reflected as reductions to the existing balance of restricted or secured term borrowings. Additionally, advances made by monoline insurers for the benefit of security holders have been recognized within restricted or secured term borrowings in the Consolidated Statements of Condition. This recognition practice is used because the insurers have a higher priority to certain cash flows from the securitization trusts than FHN.

Other Whole-loan Sales. FHN has sold first lien mortgages without recourse through whole-loan sales to non-Agency purchasers. FHN made contractual representations and warranties to the purchasers generally similar to those made to Agency purchasers. As of December 31, 2012, the amount of repurchase/make-whole claims related to such other whole-loan sales was negligible. These claims are included in FHN's liability methodology and the assessment of the adequacy of the repurchase and foreclosure liability.

Many of these loans were included by the purchasers in non-FH securitizations. FHN's contractual representations and warranties to these loan purchasers generally included indemnity covenants for losses and expenses applicable to the securitization caused by FHN's breach. FHN has received indemnification requests from UBS Securities LLC and certain affiliates, and from certain affiliates of Citigroup. FHN also has received subpoenas seeking loan reviews in certain cases where FHN is not a defendant. In addition, the trustee of a non-FH securitization which included FHN loans has commenced a legal proceeding against FHN and others seeking repurchase or make-whole based on claimed breaches of representations and warranties made to the purchaser/securitizer. The trustee is basing its claim, in part, on an assignment of contractual rights FHN gave to FHN's loan purchaser. The trustee has not yet provided verification that the loans at issue were originated by FHN and, accordingly, FHN is not able to assess whether breaches occurred or whether FHN is responsible for any such breaches. These matters are not included in the repurchase pipeline.

Private Mortgage Insurance. MI was required by GSE rules for certain of the loans sold to GSEs and was also provided for certain of the loans that were securitized. MI generally was provided for the first lien loans sold or securitized having a loan-to-value ratio at origination of greater than 80 percent. Although unresolved MI cancellation notices related to GSE-owned loans are not formal repurchase requests, FHN includes these in the active repurchase request pipeline. FHN tracks and monitors MI cancellation notices received and considers the amount of loans sold to GSEs where MI coverage has ultimately been lost when assessing the overall adequacy of FHN's repurchase liability. As of December 31, 2012 and 2011, $436.0 million and $330.1 million, respectively, of loans sold or securitized have lost MI coverage.

Note 18 ❑ Contingencies and Other Disclosures (continued)

Established Repurchase Liability. In second quarter 2012, significant new information was received from Fannie Mae, including information relating to loans previously transferred and no longer serviced by FHN. Fannie Mae updates this information periodically, and updated this information most recently in the fourth quarter. FHN's current estimate of losses associated with repurchase obligations for loans sold to Fannie and Freddie is based on Fannie's information as most recently updated. That information includes: trends and status of loans currently selected for review and potential repurchase demand; information about loans, by vintage year, concerning portfolio attrition, delinquency, default, payoff, and unpaid balance; and information supporting anticipated future selections (for review and potential repurchase demand) from liquidated loans and seriously delinquent loan pools. Based on currently available information and experience to date, FHN has evaluated its exposure under all of these obligations and accordingly had reserved for losses of $234.1 million and $167.4 million as of December 31, 2012 and 2011, respectively, including a smaller amount related to equity-lending junior lien loan sales. A vast majority of this liability relates to obligations associated with the sale of first lien mortgages to GSEs through the legacy mortgage banking business. Accrued liabilities for FHN's estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition. Charges to increase the liability are included within Repurchase and foreclosure provision on the Consolidated Statements of Income. The estimate is based upon currently available information and fact patterns that exist as of the balance sheet date and could be subject to future changes. Changes to any one of these factors could significantly impact the estimate of FHN's liability.

Servicing and Foreclosure Practices. FHN services a predominately first lien mortgage loan portfolio with an unpaid principal balance of approximately $19 billion as of December 31, 2012. A substantial portion of the first lien portfolio is serviced through a subservicer. The first lien portfolio is held primarily by private security holders and GSEs, with less significant portions held by other private investors. In connection with its servicing activities, FHN collects and remits the principal and interest payments on the underlying loans for the account of the appropriate investor. In the event of delinquency or non-payment on a loan in a private or agency securitization: (1) the terms of the private securities agreements generally require FHN, as servicer, to continue to make monthly advances of principal and interest ("P&I") to the trustee for the benefit of the investors; and (2) the terms of the majority of the agency agreements may require the servicer to make advances of P&I, or in certain circumstances to repurchase the loan out of the trust pool. In the event payments are ultimately made by FHN to satisfy this obligation, P&I advances and servicer advances are recoverable from: (1) the liquidation proceeds of the property securing the loan, in the case of private securitizations and (2) the proceeds of the foreclosure sale by the government agency, in the case of government agency-owned loans. As of December 31, 2012 and 2011, FHN has recognized servicing and P&I advances of $303.3 million and $345.9 million, respectively. Servicing and P&I advances are included in Other assets on the Consolidated Statements of Condition.

FHN is subject to losses in its loan servicing portfolio due to loan foreclosures. Foreclosure exposure arises from certain government agency agreements, as well as agreements with MI insurers, which limit the agency's repayment guarantees on foreclosed loans and allow compensatory fees and penalties and curtailments of claims for violations of agreements or insured policies, resulting in losses to the servicer. Foreclosure exposure also includes real estate costs, marketing costs, and costs to maintain properties, especially during protracted resale periods in geographic areas of the country negatively impacted by declining home values.

For several years governmental officials and agencies have scrutinized industry foreclosure practices, particularly in judicial foreclosure states. The initial focus on judicial foreclosure practices of financial institutions nationwide expanded to include non-judicial foreclosure and loss mitigation practices including the effective coordination by servicers of foreclosure and loss mitigation activities. All of the changes to servicing practices arising out of this activity including those described below could impact FHN through increased operational and legal costs. FHN continues to review, monitor, and revise, as appropriate, its foreclosure processes and coordinated loss mitigation practices with the goal of conforming them to evolving servicing requirements.

FHN's national mortgage and servicing platforms were sold in August 2008 and the related servicing activities, including foreclosure and loss mitigation practices, of the still-owned portion of FHN's mortgage servicing portfolio was outsourced through a three year subservicing arrangement (the "2008 subservicing agreement") with the platform buyer (the "2008 subservicer"). The 2008 subservicing agreement expired in August 2011. In 2011, FHN entered into a replacement agreement with a new subservicer (the "2011 subservicer").

Note 18 ❑ Contingencies and Other Disclosures (continued)

In 2011 regulators entered into consent decrees (now replaced) with several institutions requiring comprehensive revision of loan modification and foreclosure processes, including the remediation of borrowers that have experienced financial harm. The 2008 subservicer was subject to a consent decree and its parent company agreed to pay related monetary sanctions. In accordance with the terms of the consent decree, the 2008 subservicer had commenced an independent third party assessment of its foreclosure processes and was participating in a regulator-prescribed foreclosure claims review process. As a result of the above examinations, in June 2011 the OCC issued guidance setting forth the OCC's expectations for the oversight and management of mortgage foreclosure activities for national banks, and requiring self-assessments of foreclosure management practices including compliance with legal requirements, testing and file review. FHN has reviewed the foreclosure management guidance and utilized a third party consultant to assist in its self-assessment of its foreclosure management process relating to all its mortgage servicing, including that conducted by the 2011 subservicer. The assessment of FHN and the 2011 subservicer was completed in the fourth quarter of 2011; FHN implemented changes to strengthen its processes including additional oversight and review processes. Also in connection with the 2008 subservicer's third party assessment process, FHN and its 2011 subservicer will cooperate with the 2008 subservicer to identify and correct any servicing deficiencies in foreclosure or loss mitigation that might impact FHN's subserviced loans including claims identified in the consent decree claim review process. In December 2012 the 2008 subservicer, along with certain others, entered into a settlement agreement with the OCC which replaced the consent decree. The new settlement requires remediation for all borrowers with "in-process" foreclosures dating from 2009 or 2010.

Under FHN's 2008 subservicing agreement, the 2008 subservicer had the contractual right to follow FHN's prior servicing practices as they existed 180 days prior to August 2008 until the 2008 subservicer became aware that such practices did not comply with applicable servicing requirements, subject to subservicer's obligation to follow accepted servicing practices, applicable law, and new requirements, including evolving interpretations of such practices, law and requirements. FHN cannot predict the amount of additional operating costs related to foreclosure delays, including required process changes, increased default services, extended periods of servicing advances and the recoverability of such advances, legal expenses, or other costs that may be incurred as a result of the internal reviews or external actions. In the event of a dispute such as that described below between FHN and the 2008 subservicer over any liabilities for subservicer's servicing and management of foreclosure or loss mitigation processes, FHN cannot predict the costs that may be incurred.

FHN's 2008 subservicer has presented invoices and made demands under the 2008 subservicing agreement that FHN pay certain costs related to tax service contracts, miscellaneous transfer costs, and servicing timeline penalties, compensatory damages, and curtailments charged prior to the servicing transfer by GSEs and a government agency in connection with FHN's transfer of subservicing to its 2011 subservicer in the amount of $8.6 million. The 2008 subservicer is also seeking reimbursement for expenditures the 2008 subservicer has incurred or anticipates it will incur under the consent decree and Supervisory Guidance relating to foreclosure review (collectively, "foreclosure review"), alleging that FHN has either an implied agreement to participate in and share in such cost or was obligated to do so under the subservicing agreement. The foreclosure review expenditures for which the 2008 subservicer presently seeks reimbursement are $34.9 million. The 2008 subservicer has indicated that additional reimbursement requests will be made as the foreclosure review continues. FHN disputes that it has any responsibility or liability for either demand under the 2008 subservicing agreement or otherwise. In the event that the 2008 subservicer pursues its position through litigation, FHN believes it has meritorious defenses and intends to defend itself vigorously. FHN disagrees with the 2008 subservicer's position and has made no reimbursements. FHN also believes that certain amounts billed to FHN by agencies for penalties and curtailments on claims by MI insurers for actions by the 2008 subservicer prior to the 2011 subservicing transfer but billed after that date are owed by the 2008 subservicer. This disagreement has the potential to result in litigation and, in any such future litigation, the claim against FHN may be substantial.

Other Disclosures – Visa Matters FHN is a member of the Visa USA network. On October 3, 2007, the Visa organization of affiliated entities completed a series of global restructuring transactions to combine its affiliated operating companies, including Visa USA, under a single holding company, Visa Inc. ("Visa"). Upon completion of the reorganization, the members of the Visa USA network remained contingently liable for certain Visa litigation matters. Based on its proportionate membership share of Visa USA, FHN recognized a contingent liability in fourth quarter 2007 related to this contingent obligation. In March 2008, Visa completed its initial public offering ("IPO")

and funded an escrow account from its IPO proceeds to be used to make payments related to the Visa litigation matters. FHN received approximately 2.4 million Class B shares in conjunction with Visa's IPO.

FHN's Visa shares are included in the Consolidated Statements of Condition at their historical cost of $0. Conversion of these shares into Class A shares of Visa and, with limited exceptions, transfer of these shares is restricted until the final resolution of the covered litigation. In conjunction with the prior sales of Visa Class B shares in December 2010 and September 2011, FHN and the purchasers entered into derivative transactions whereby FHN will make, or receive, cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. The conversion ratio is adjusted when Visa deposits funds into the escrow account to cover certain litigation. In March 2011, Visa deposited funds into the escrow account. Accordingly, FHN reduced its contingent liability by $3.3 million to $1.4 million through a credit to noninterest expense and the conversion ratio declined to 49 percent. This escrow funding and associated decline in the conversion ratio resulted in a cash payment to the derivative counterparty of $.7 million in second quarter 2011.

As a result of Visa's escrow funding in December 2011, the conversion ratio was reduced to 43 percent in February 2012, effective as of December 29, 2011. On July 13, 2012, Visa and MasterCard announced a joint settlement related to outstanding litigation matters. The settlement is subject to judicial approval. Based on the amount of the settlement attributable to Visa and an assessment of FHN's contingent liability accrued for Visa litigation matters, the settlement did not have material impact on FHN. As a result of the settlement, Visa funded an additional $150 million into the escrow account in July 2012, which resulted in a decline in the conversion rate to 42 percent. FHN made a payment to the counterparty of $.8 million as a result of Visa's escrow funding. Future funding of the escrow would dilute this exchange rate by an amount that is not determinable.

FHN now holds approximately 1.1 million Visa Class B shares.

Other Disclosures – Indemnification Agreements and Guarantees In the ordinary course of business, FHN enters into indemnification agreements for legal proceedings against its directors and officers and standard representations and warranties for underwriting agreements, merger and acquisition agreements, loan sales, contractual commitments, and various other business transactions or arrangements. The extent of FHN's obligations under these agreements depends upon the occurrence of future events; therefore, it is not possible to estimate a maximum potential amount of payouts that could be required with such agreements.

Note 19 ❑ Pension, Savings, and Other Employee Benefits

Pension plan. FHN sponsors a noncontributory, qualified defined benefit pension plan to employees hired or re-hired on or before September 1, 2007. Pension benefits are based on years of service, average compensation near retirement or other termination, and estimated social security benefits at age 65. The contributions are based upon actuarially determined amounts necessary to fund the total benefit obligation. FHN did not make any contributions to the qualified pension plan in 2012. Future decisions to contribute to the plan will be based upon pension funding requirements under the Pension Protection Act, the maximum deductible under the Internal Revenue Code, and the actual performance of plan assets. Management has assessed the need for future fund contributions, and does not currently anticipate that FHN will make a contribution to the qualified pension plan in 2013.

FHN also maintains non-qualified plans including a supplemental retirement plan that covers certain employees whose benefits under the pension plan have been limited. These other non-qualified plans are unfunded, and contributions to these plans cover all benefits paid under the non-qualified plans. Payments made under the non-qualified plans were $7.3 million for 2012 and $3.8 million for 2011. FHN anticipates making benefit payments under the non-qualified plans of $6.2 million in 2013.

In 2009, FHN's Board of Directors determined that the accrual of benefits under the qualified pension plan and the supplemental retirement plan would cease as of December 31, 2012. After that date, employees currently in the pension plan, and those currently in the Employee Non voluntary Elective Contribution ("ENEC") program, will be able to participate in the FHN savings plan with an increased company match rate and for employees who are

not eligible to participate in a bonus program, a profit sharing feature. After that time, pension status will not affect a person's ability to participate in any savings plan feature.

Savings plan. FHN has a qualified defined contribution plan that covers substantially all employees. Under this plan, employees can invest their money in any of the available investment funds. In 2012 employees participating in the qualified pension plan received a company match of 50 percent of each $1.00 invested up to 6 percent of pre-tax contributions made by the employee, subject to Code limitations, while employees who started after the pension plan was closed to new hires received an additional contribution under the ENEC program discussed below. In 2012 the company match contribution initially was invested in company stock. Following the discontinuance of the accrual of benefits under the qualified pension plan as of December 31, 2012, an increased company match rate of 100 percent of each $1.00 invested applies to all employees up to 6 percent of pre-tax contributions made by the employee, subject to Code limitations, and match contributions no longer must be invested initially in company stock. The savings plan also allows employees to invest in a non-leveraged employee stock ownership plan ("ESOP"). Cash dividends on shares held by the ESOP are charged to retained earnings and the shares are considered outstanding in computing earnings per share. The number of allocated shares held by the ESOP totaled 10,431,558 on December 31, 2012.

FHN also provides "flexible dollars" to assist employees with the cost of annual benefits and/or allow the employee to contribute to his or her qualified savings plan. These "flexible dollars" are pre-tax contributions and are based upon the employees' years of service and qualified compensation. Contributions made by FHN through the flexible benefits plan and the company matches were $16.8 million for 2012, $17.1 million for 2011 and $18.3 million for 2010.

The ENEC program was added under the FHN savings plan and is provided only to employees who are not eligible for the pension plan. With the ENEC program, FHN will generally make contributions to eligible employees' savings plan accounts based upon company performance. Contribution amounts will be a percentage of each employee's base salary (as defined in the savings plan) earned the prior year. FHN contributed $1.5 million for the plan in 2012 related to the 2011 plan year, and FHN expects to contribute $1.8 million for the plan in 2013 related to the 2012 plan year. All contributions made to eligible employees' savings plan accounts in relation to the ENEC program are invested in company stock.

Other employee benefits. FHN provides postretirement life insurance benefits to certain employees and also provides postretirement medical insurance to retirement-eligible employees. The postretirement medical plan is contributory with retiree contributions adjusted annually and is based on criteria that are a combination of the employee's age and years of service. For any employee retiring on or after January 1, 1995, FHN contributes a fixed amount based on years of service and age at the time of retirement. FHN's postretirement benefits include prescription drug benefits. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("the Act") introduced a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care that provide a benefit that is actuarially equivalent to Medicare Part D. FHN currently anticipates receiving a prescription drug subsidy under the Act through 2013.

Actuarial assumptions. FHN's process for developing the long-term expected rate of return of pension plan assets is based on capital market exposure as the source of investment portfolio returns. Capital market exposure refers to the Plan's broad allocation of its assets to asset classes, such as Large Cap Equity and Fixed Income. FHN also considers expectations for inflation, real interest rates, and various risk premiums based primarily on the historical risk premium for each asset class. The expected return is based upon a thirty year time horizon. Consequently, FHN selected a 6.05 percent assumption for 2013 for the defined benefit pension plan and a 3.93 percent assumption for postretirement medical plan assets dedicated to employees who retired prior to January 1, 1993.

The discount rates for the three years ended 2012 for pension and other benefits were determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates are selected based upon data specific to FHN's plan and employee population. The bonds used to create the hypothetical yield curve were subjected to several requirements to ensure that the resulting rates were representative of the bonds that would be selected by management to fulfill the company's funding obligations. In addition to the AA rating, only non-callable bonds were included. Each bond issue was required to have at least $250 million par outstanding so that each issue was sufficiently marketable. Finally,

Note 19 ❑ Pension, Savings, and Other Employee Benefits (continued)

bonds more than two standard deviations from the average yield were removed. When selecting the discount rate, FHN matches the duration of high quality bonds with the duration of the obligations of the plan as of the measurement date. High quality corporate bonds experienced declining yields in 2012 resulting in a discount rate lower than 2011 and therefore a higher benefit obligation. For all years presented, the measurement date of the benefit obligations and net periodic benefit costs was December 31.

The actuarial assumptions used in the defined benefit pension plan and other employee benefit plans were as follows:

	Benefit Obligations			Net Periodic Benefit Cost		
	2012	2011	2010	**2012**	2011	2010
Discount rate						
Qualified pension	**4.35%**	5.10%	5.70%	**5.10%**	5.70%	6.05%
Nonqualified pension	**3.85%**	4.75%	5.10%	**4.75%**	5.10%	5.55%
Other nonqualified pension	**3.20%**	4.40%	4.75%	**4.40%**	4.75%	5.35%
Postretirement benefits	**3.80% - 4.55%**	4.75% - 5.25%	5.25% - 5.95%	**4.75% - 5.25%**	5.25% - 5.95%	5.65% - 6.25%
Expected long-term rate of return						
Qualified pension/postretirement benefits	**6.05%**	6.90%	8.00%	**6.90%**	8.00%	8.05%
Postretirement benefit *(retirees prior to* January 1, 1993)	**3.93%**	4.49%	5.20%	**4.49%**	5.20%	5.23%
Rate of compensation increase (a)	**4.10%**	4.10%	4.10%	**4.10%**	4.10%	4.10%

(a) Due to the pension plan freeze as of December 31, 2012, the rate of compensation increase no longer applies to the qualified pension plan.

The assumed health care cost trend rates used in the other employee benefit plan was as follows:

	2012		2011	
Assumed health care cost trend rates on December 31	**Participants under age 65**	**Participants 65 years and older**	Participants under age 65	Participants 65 years and older
Health care cost trend rate assumed for next year	**7.50%**	**7.50%**	8.00%	8.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	**5.00%**	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	**2019**	**2019**	2017	2017

The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	1% Increase	1% Decrease
Adjusted total service and interest cost components	$ 1,068	$ (1,006)
Adjusted postretirement benefit obligation at end of plan year	21,081	(19,481)

Note 19 ❑ Pension, Savings, and Other Employee Benefits (continued)

The components of net periodic benefit cost for the plan years 2012, 2011 and 2010 are as follows:

	Total Pension Benefits			Other Benefits		
(Dollars in thousands)	**2012**	2011	2010	**2012**	2011	2010
Components of net periodic benefit cost						
Service cost	**$ 14,800**	$ 15,358	$ 15,225	**$ 467**	$ 542	$ 515
Interest cost	**33,040**	32,823	31,441	**2,298**	2,213	2,277
Expected return on plan assets	**(39,813)**	(46,885)	(47,534)	**(915)**	(1,188)	(1,161)
Amortization of unrecognized:						
Transition (asset)/obligation	**-**	-	-	**736**	986	987
Prior service cost/(credit)	**398**	417	419	**(9)**	(9)	(8)
Actuarial (gain)/loss	**35,999**	21,219	14,771	**(488)**	(1,057)	(1,048)
Net periodic benefit cost	**44,424**	22,932	14,322	**2,089**	1,487	1,562
ASC 715 curtailment/settlement expense (a)	**1,231**	-	-	**-**	-	-
ASC 715 special termination benefits	**-**	258	-	**-**	-	-
Total periodic benefit costs	**$ 45,655**	$ 23,190	$ 14,322	**$2,089**	$ 1,487	$ 1,562

(a) In 2012, lump sum payments under the supplement retirement plan triggered settlement accounting. In accordance with its practice, FHN performed a remeasurement of the plan in conjunction with the settlement and realized an ASC 715 settlement expense.

The long-term expected rate of return is applied to the market-related value of plan assets in determining the expected return on plan assets. FHN determines the market-related value of plan assets using a calculated value that recognizes changes in the fair value of plan assets over five years, as permitted by GAAP.

The following tables set forth the plans' benefit obligations and plan assets for 2012 and 2011:

	Total Pension Benefits		Other Benefits	
(Dollars in thousands)	**2012**	2011	**2012**	2011
Change in Benefit Obligation				
Benefit obligation, beginning of year	**$ 670,056**	$589,715	**$ 45,868**	$ 41,274
Service cost	**14,800**	15,358	**467**	542
Interest cost	**33,040**	32,823	**2,298**	2,213
Actuarial (gain)/loss	**76,021**	53,671	**7,815**	3,722
Actual benefits paid	**(26,970)**	(21,769)	**(1,933)**	(2,164)
Expected Medicare Part D reimbursement	**-**	-	**201**	281
Special termination benefits	**-**	258	**-**	-
Benefit obligation, end of year	**$ 766,947**	$670,056	**$ 54,716**	$ 45,868
Change in Plan Assets				
Fair value of plan assets, beginning of year	**$ 575,790**	$549,616	**$ 14,615**	$ 16,273
Actual return on plan assets	**78,172**	44,272	**1,266**	331
Employer contributions	**6,980**	3,671	**340**	175
Actual benefits paid – settlement payments	**(3,477)**	-	**(1,933)**	(2,164)
Actual benefits paid – other payments	**(23,493)**	(21,769)	**-**	-
Fair value of plan assets, end of year	**$ 633,972**	$575,790	**$ 14,288**	$ 14,615
Funded status of the plans	**$(132,975)**	$ (94,266)	**$(40,428)**	$(31,253)
Amounts Recognized in the Statements of Financial Condition				
Other liabilities	**(132,975)**	(94,266)	**(40,428)**	(31,253)
Net asset/(liability) at end of year	**$(132,975)**	$ (94,266)	**$(40,428)**	$(31,253)

Note 19 ❑ Pension, Savings, and Other Employee Benefits (continued)

The qualified and nonqualified pension plans were underfunded as of December 31, 2012, by $80.3 million, and $52.7 million, respectively. In 2011, the qualified and nonqualified pension plans were underfunded by $40.5 million, and $53.7 million, respectively.

The accumulated benefit obligation for the pension plan was $766.9 million as of December 31, 2012, and $663.7 million as of December 31, 2011. Because of the pension freeze as of the end of 2012, the pension benefit obligation and the accumulated benefit obligation are the same as of December 31, 2012. The projected benefit obligation and the accumulated benefit obligation for the qualified pension plan exceeded all corresponding plan assets as of December 31, 2012 and 2011.

Unrecognized transition assets and obligations, unrecognized actuarial gains and losses, and unrecognized prior service costs and credits are recognized as a component of accumulated other comprehensive income. Balances reflected in accumulated other comprehensive income on a pre-tax basis for the years ended December 31, 2012 and 2011 consist of:

	Total Pension Benefits		Other Benefits	
(Dollars in thousands)	**2012**	2011	**2012**	2011
Amounts Recognized in Accumulated Other Comprehensive Income				
Net transition (asset)/obligation	**$ -**	$ -	**$ -**	$ 736
Prior service cost/(credit)	**1,280**	1,678	**639**	630
Net actuarial (gain)/loss	**324,513**	324,081	**480**	(7,472)
Total	**$325,793**	$325,759	**$1,119**	$(6,106)

The pre-tax amounts recognized in other comprehensive income during 2012 and 2011 were as follows:

	Total Pension Benefits		Other Benefits	
(Dollars in thousands)	**2012**	2011	**2012**	2011
Changes in plan assets and benefit obligation recognized in other comprehensive income				
Net actuarial (gain)/loss arising during measurement period	**$ 37,646**	$ 56,374	**$7,464**	$4,579
Prior service cost arising during measurement period	**-**	-	**-**	-
Items amortized during the measurement period:				
Net transition (asset)/obligation	**-**	-	**(736)**	(986)
Prior service credit/(cost)	**(398)**	(417)	**9**	9
Net actuarial gain/(loss)	**(37,230)**	(21,219)	**488**	1,057
Total recognized in other comprehensive income	**$ 18**	$ 34,738	**$7,225**	$4,659

FHN utilizes the minimum amortization method in determining the amount of actuarial gains or losses to include in plan expense. Under this approach, the net deferred actuarial gain or loss that exceeds a threshold is amortized over the average remaining service period of active plan participants. The threshold is measured as the greater of: 10 percent of a plan's projected benefit obligation as of the beginning of the year or 10 percent of the market-related value of plan assets as of the beginning of the year. In conjunction with the pending freeze of the pension plans, at that time all participants will be considered inactive under applicable accounting guidance for determining the appropriate period for prospective amortization of actuarial gains and losses. Thus, effective January 1, 2013, FHN will change the amortization term for actuarial gains and losses from the estimated average remaining service period of active employees to the estimated average remaining life expectancy of the remaining participants.

Note 19 ❑ Pension, Savings, and Other Employee Benefits (continued)

The estimated net actuarial (gain)/loss, prior service cost/(credit), and transition (asset)/obligation for the plan that will amortize from accumulated other comprehensive income into net periodic benefit cost during the following fiscal year are as follows:

	Total Pension Benefits		Other Benefits	
(Dollars in thousands)	**2012**	2011	**2012**	2011
Net transition obligation	**$ -**	$ -	**$ -**	$ 736
Prior service cost/(credit)	**353**	398	**34**	(9)
Net actuarial (gain)/loss	**9,601**	35,297	**67**	(611)

FHN does not expect any defined benefit pension plan's and other employee benefit plan's assets to be returned to FHN in 2013.

The following table provides detail on expected benefit payments, which reflect expected future service, as appropriate and projected Medicare reimbursements:

(Dollars in thousands)	Pension Benefits	Other Benefits	Medicare Reimbursements
2013	$ 28,103	$ 2,708	$377
2014	29,354	2,825	-
2015	31,979	2,927	-
2016	34,433	3,018	-
2017	36,532	3,103	-
2018 – 2021	216,189	16,493	-

Plan assets. FHN's overall investment goal is to create, over the life of the pension plan and retiree medical plan, an adequate pool of sufficiently liquid assets to support the pension benefit obligations to participants, retirees, and beneficiaries, as well as to partially support the medical obligations to retirees and beneficiaries. Thus, the pension plan and retiree medical plan seek to achieve a high level of investment return consistent with a prudent level of portfolio risk.

During 2010, FHN adopted an investment strategy that will reduce equities and increase long duration fixed income allocations over time with the intention of reducing volatility of funded status and pension costs. At December 31, 2012 and 2011, the target allocation to equities was 37.5 percent and 47.5 percent, respectively and the target allocation to fixed income and cash equivalents was 62.5 percent and 52.5 percent, respectively. Equity securities, some of which are included in common and collective funds, primarily include investments in large capital and small capital companies located in the U.S., as well as international equity securities in developed and emerging markets. Fixed income securities include U.S. treasuries, corporate bonds of companies from diversified industries, mortgage backed securities, and foreign bonds. Fixed income investments generally have long durations consistent with the pension liabilities of FHN. Retiree medical funds are kept in short-term investments, primarily money market funds and mutual funds. On December 31, 2012 and 2011, FHN did not have any significant concentrations of risk within the plan assets related to the pension plan or the retiree medical plan.

The fair value of FHN's pension plan assets at December 31, 2012 and December 31, 2011, by asset category classified using the Fair Value measurement hierarchy is shown in the table below. See Note 22 – Fair Value of Assets and Liabilities for more details about Fair Value measurements.

Note 19 ❑ Pension, Savings, and Other Employee Benefits (continued)

(Dollars in thousands)	December 31, 2012 Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$10,198	$ -	$ -	$ 10,198
Equity securities:				
U.S. mid and small capital	67,263	-	-	67,263
Mutual funds	364	-	-	364
Fixed income securities:				
U.S. treasuries	-	7,778	-	7,778
Corporate and foreign bonds	-	180,309	-	180,309
Common and collective funds:				
Corporate and foreign bonds	-	194,205	-	194,205
U.S. large capital	-	112,311	-	112,311
International	-	61,544	-	61,544
Total	$77,825	$556,147	$ -	$633,972

(Dollars in thousands)	December 31, 2011 Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$ 7,653	$ -	$ -	$ 7,653
Equity securities:				
U.S. mid and small capital	69,466	-	-	69,466
Mutual funds	845	-	-	845
Fixed income securities:				
U.S. treasuries	-	1,795	-	1,795
Corporate and foreign bonds	-	148,376	-	148,376
Common and collective funds:				
Corporate and foreign bonds	-	151,346	-	151,346
U.S. large capital	-	133,030	-	133,030
International	-	63,279	-	63,279
Total	$77,964	$497,826	$ -	$575,790

Any shortfall of investment performance compared to investment objectives should be explainable in terms of general economic and capital market conditions. The Retirement Investment Committee comprised of senior managers within the organization, meets at least quarterly to review asset performance and potential portfolio rebalancing. Rebalancing of pension assets is based upon a de-risking glide path, as well as liquidity needs for plan benefits. Rebalancing occurs on a quarterly basis or as improvements in funded status merit changes to the targeted allocations, as defined in the de-risking glide path. The Committee also periodically reviews other elements of risk for its pension investment program, including the organization's ability to assume pension investment risk.

Note 19 ❑ Pension, Savings, and Other Employee Benefits (continued)

The fair value of FHN's retiree medical plan assets at December 31, 2012 and December 31, 2011 by asset category are as follows:

	December 31, 2012			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$ 632	$ -	$ -	$ 632
Equity securities:				
U.S. small capital	1,428	-	-	1,428
Mutual funds:				
Equity mutual funds	7,312	-	-	7,312
Fixed income mutual funds	4,260	-	-	4,260
Fixed income securities:				
U.S. treasuries	-	139	-	139
Corporate and foreign bonds	-	517	-	517
Total	$13,632	$656	$ -	$14,288

	December 31, 2011			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$ 254	$ -	$ -	$ 254
Equity securities:				
U.S. small capital	1,512	-	-	1,512
Mutual funds:				
Equity mutual funds	7,599	-	-	7,599
Fixed income mutual funds	4,492	-	-	4,492
Fixed income securities:				
U.S. treasuries	-	259	-	259
Corporate and foreign bonds	-	499	-	499
Total	$13,857	$758	$ -	$14,615

The number of shares of FHN common stock held by the qualified pension plan was 792,607 for December 31, 2012 and 2011.

Restricted stock plans
FHN has authorized the issuance of its common stock for awards to executive and other management employees who have a significant impact on the profitability of FHN. Unvested awards have service and/or performance conditions which must be met in order for the shares to ultimately vest. On December 31, 2012, there were 10,738,831 shares available for grants; of this amount, 10,524,719 were available to be granted as restricted shares.

Performance condition grants. Under the long-term incentive and corporate performance programs, performance stock or units vest only if predetermined performance measures are met. The awards are forfeited if performance goals are not achieved within the specified performance periods. In 2012, 2011, and 2010, executives were awarded performance stock units subject to certain performance criteria being met under this program. Additionally, in 2010 FHN granted restricted stock with employee-specific performance conditions to a new senior manager in addition to the customary annual management grants. As of December 31, 2012, performance conditions related to the 2009 performance stock unit grant have been met. Accordingly, 50 percent of the units granted in 2009 vested in 2012 and 50 percent will vest in 2013 if employment continues with FHN or if service requirements are waived at retirement by the Compensation Committee. In February 2012 the Compensation Committee determined that the performance conditions of 2010 performance stock unit awards have been met at a level which will result in payment of the units at 50 percent of target, again assuming continued employment until vesting or waiver of service requirements upon an approved retirement. The 2010 units could achieve a higher payout level if performance improves during the final year of the performance period. The performance conditions related to the 2011 and 2012 performance stock units involve a three year cumulative measurement and the 2010 performance stock granted to a senior manager has been partially achieved.

Service condition grants to employees. In 2012, 2011, and 2010, executives and management were awarded restricted stock and units with service conditions only. Half of the 2010 restricted awards are scheduled to vest in 2013 and the remainder is scheduled to vest in 2014. Half of the 2011 management restricted awards are scheduled to vest in 2014 and the remainder is scheduled to vest in 2015. Half of the 2012 management awards will vest in 2015 and the remainder in 2016. In 2012, Management Incentive Plan bonuses relating to 2011 performance generally were paid 40 percent in service-vested restricted stock awards which vest one-third per year in 2013, 2014, and 2015. Commission deferral grants of restricted stock units were also given to certain employees in 2012 which will all vest in first quarter 2015 provided continued employment with FHN. Additionally, retention restricted stock shares and units were awarded to selected employees in 2011. 50 percent of the retention restricted shares awarded to executives are scheduled to vest in 2014 and the remainder are expected to vest in 2015. Retention restricted stock units awarded to other select employees will all vest in second quarter 2014 provided continued employment with FHN. Further, from time to time awards of restricted stock may be awarded to new employees upon hiring or as retention grants to certain existing employees. Restricted stock and stock units granted in 2012 are included in the table below.

Market condition grants. In 2012, the Compensation Committee made a special grant of performance stock units to FHN's Chief Executive Officer which will vest at the end of a five year performance period if continued employment with FHN is maintained through the vesting date and one of the specified performance conditions is satisfied.

Director grants. FHN's active stock plan allows stock awards to be granted to non-employee directors upon approval by the board of directors. Prior to 2007 the board granted 8,930 shares of restricted stock to each new non-employee director upon election to the board, with restrictions lapsing at a rate of ten percent per year. That program was discontinued in 2007, although legacy awards remain outstanding. In 2012, each non-employee director received an annual award of restricted stock units ("RSUs") valued at $45,000. For a director newly elected after the annual shareholder meeting, that amount is pro-rated. Each RSU award is scheduled to vest the following year and is paid in common stock plus any accrued cash dividends.

Note 20 ❑ Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans (continued)

The summary of restricted and performance stock and unit activity during the year ended December 31, 2012, is presented below:

	Shares/ Units	Weighted average grant date fair value
Nonvested on January 1, 2012	4,806,192	$10.96
Shares/units granted	1,715,782	9.25
Shares/units vested	(1,208,000)	10.04
Shares/units cancelled	(641,159)	13.59
Nonvested on December 31, 2012	**4,672,815**	**$10.21**

The weighted average grant date fair value for shares/units granted in 2011 and 2010 was $10.75 and $12.04, respectively.

On December 31, 2012, there was $19.7 million of unrecognized compensation cost related to nonvested restricted stock plans. That cost is expected to be recognized over a weighted-average period of 2.1 years. The total grant date fair value of shares vested during 2012, 2011 and 2010, was $12.1 million, $5.1 million and $7.1 million, respectively.

The compensation cost that has been included in income from continuing operations pertaining to both stock option and restricted stock plans was $16.2 million, $14.2 million, and $12.0 million for 2012, 2011, and 2010, respectively. The corresponding total income tax benefits recognized in the income statements were $6.2 million, $5.4 million and $4.6 million for 2012, 2011, and 2010, respectively.

Consistent with Tennessee state law, only authorized, but unissued, stock may be utilized in connection with any issuance of FHN common stock which may be required as a result of stock based compensation awards. FHN generally obtains authorization from the Board of Directors to repurchase any stock that may be issued at the time a plan is approved or amended. These authorizations are automatically adjusted for stock splits and stock dividends. Repurchases are authorized to be made in the open market or through privately negotiated transactions and will be subject to market conditions, accumulation of excess equity, legal and regulatory restrictions, and prudent capital management. FHN does not currently expect to repurchase a material number of shares under the compensation plan-related repurchase program during the next annual period.

Stock option plans. FHN has issued non-qualified stock options to employees under various plans, which provide for the issuance of FHN common stock at a price equal to its fair market value at the date of grant. All options vest within 3 to 4 years, with the exception of executives which vest one-fourth each year over the first four anniversaries of a grant, and expire 7 years or 10 years from the date of grant. A deferral program, which was discontinued in 2005, allowed for foregone compensation plus the exercise price to equal the fair market value of the stock on the date of grant if the grantee agreed to receive the options in lieu of compensation. Options that were part of compensation deferral prior to January 2, 2004, expire 20 years from the date of grant. Stock options granted after January 2, 2004, which are part of the compensation deferral, expire 10 years from the date of grant. FHN discontinued stock option grants in 2009 and resumed them in 2011.

Note 20 ❑ Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans (continued)

The summary of stock option plans activity for the year ended December 31, 2012, is shown below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(years)*	Aggregate Intrinsic Value *(thousands)*
January 1, 2012	10,451,145	$23.98		
Options granted	1,248,685	9.46		
Options exercised	(19,283)	7.48		
Options cancelled/forfeited	(472,197)	10.93		
Options expired	(1,411,702)	29.17		
December 31, 2012	**9,796,648**	**$21.26**	**4.00**	**$734**
Options exercisable	7,884,165	$23.92	3.64	172
Options expected to vest	1,912,483	10.29	5.48	562

The total intrinsic value of options exercised during 2011 and 2010 was immaterial. On December 31, 2012, there was $3.0 million of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of 2.7 years.

FHN granted 1,248,685 and 1,005,224 stock options with a weighted average fair value of $3.80 and $5.21 per option at grant date in 2012 and 2011, respectively. No stock options were granted in 2010.

FHN used the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted in 2012, with the following assumptions:

	2012	2011
Expected dividend yield	0.42%	0.34%
Expected weighted-average lives of options granted	6.11 years	6.59 years
Expected weighted-average volatility	42.40%	40.70%
Expected volatility range	35.80 – 62.21%	35.04 – 57.69%
Risk-free interest rate	1.10%	2.91%

Expected lives of options granted are determined based on the vesting period, historical exercise patterns and contractual term of the options. For options granted in 2012 and 2011, FHN used a blended volatility rate in order to more accurately reflect expected volatility. A portion of the weighted average volatility rate was derived by compiling daily closing stock prices over a historical period approximating the expected lives of the options. Additionally, because of market volatility experienced during this time period related to economic conditions and the impact on stock prices of financial institutions, FHN also incorporated a measure of implied volatility so as to incorporate more recent, normalized market conditions that are considered to better reflect future volatility.

Dividend reinvestment plan. The Dividend Reinvestment and Stock Purchase Plan authorizes the sale of FHN's common stock from stock acquired on the open market to shareholders who choose to invest all or a portion of their cash dividends or make optional cash payments of $25 to $10,000 per quarter without paying commissions. The price of stock purchased on the open market is the average price paid.

Note 21 ❑ Business Segment Information

FHN has four business segments: regional banking, capital markets, corporate, and non-strategic. The regional banking segment offers financial products and services, including traditional lending and deposit taking, to retail and commercial customers in Tennessee and surrounding markets. Regional banking provides investments, financial planning, trust services and asset management, credit card and cash management. Additionally, the regional banking segment includes correspondent banking which provides credit, depository, and other banking related services to other financial institutions. The capital markets segment consists of fixed income sales, trading, and strategies for institutional clients in the U.S. and abroad, as well as loan sales, portfolio advisory, and derivative sales. The corporate segment consists of gains on the extinguishment of debt, unallocated corporate expenses, expense on subordinated debt issuances, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, tax credit investment activities, and various charges related to restructuring, repositioning, and efficiency initiatives. The non-strategic segment consists of the wind-down national consumer lending activities, legacy mortgage banking elements including servicing fees, and the associated ancillary revenues and expenses related to these businesses. Non-strategic also includes the wind-down trust preferred loan portfolio and exited businesses along with the associated restructuring, repositioning, and efficiency charges.

Periodically, FHN adapts its segments to reflect managerial or strategic changes. FHN may also modify its methodology of allocating expenses among segments which could change historical segment results. Total revenue, expense, and asset levels reflect those which are specifically identifiable or which are allocated based on internal allocation method. Because the allocations are based on internally developed assignments and allocations they are to an extent subjective. Generally, all assignments and allocations have been consistently applied for all periods presented. The following table reflects the amounts of consolidated revenue, expense, tax, and assets for each segment for the years ended December 31:

(Dollars in thousands)		**2012**	2011	2010
Consolidated	Net interest income	**$ 688,667**	$ 700,832	$ 730,838
	Provision for loan losses	**78,000**	44,000	270,000
	Noninterest income	**671,329**	786,011	932,725
	Noninterest expense	**1,383,701**	1,292,995	1,341,810
	Income/(loss) before income taxes	**(101,705)**	149,848	51,753
	Provision/(benefit) for income taxes	**(85,262)**	15,836	(21,182)
	Income/(loss) from continuing operations	**(16,443)**	134,012	72,935
	Income/(loss) from discontinued operations, net of tax	**148**	8,618	(11,332)
	Net income/(loss)	**$ (16,295)**	$ 142,630	$ 61,603
	Average assets	**$25,068,721**	$24,733,626	$25,677,371
	Depreciation and amortization	**$ 117,972**	$ 89,321	$ 82,500
	Expenditures for long-lived assets	**21,862**	35,408	42,631

Note 21 ❑ Business Segment Information (continued)

(Dollars in thousands)		2012	2011	2010
Regional Banking	Net interest income	**$ 597,992**	$ 561,902	$ 556,822
	Provision/(provision credit) for loan losses	**(898)**	(61,505)	92,297
	Noninterest income	**252,691**	266,828	286,669
	Noninterest expense	**567,581**	564,920	606,152
	Income/(loss) before income taxes	**284,000**	325,315	145,042
	Provision/(benefit) for income taxes	**103,066**	119,706	52,315
	Net income/(loss)	**$ 180,934**	$ 205,609	$ 92,727
	Average assets	**$12,656,612**	$11,456,329	$11,423,745
	Depreciation and amortization	**$ 71,815**	$ 52,830	$ 44,201
	Expenditures for long-lived assets	**17,054**	24,912	33,369
Capital Markets	Net interest income	**$ 20,308**	$ 22,090	$ 21,649
	Noninterest income	**334,979**	355,739	424,170
	Noninterest expense	**263,308**	320,835	318,188
	Income/(loss) before income taxes	**91,979**	56,994	127,631
	Provision/(benefit) for income taxes	**34,750**	21,608	47,809
	Net income/(loss)	**$ 57,229**	$ 35,386	$ 79,822
	Average assets	**$ 2,311,463**	$ 2,257,841	$ 2,115,716
	Depreciation and amortization	**$ 20,483**	$ 12,777	$ 9,740
	Expenditures for long-lived assets	**1,837**	4,465	1,142
Corporate	Net interest income/(expense)	**$ (23,564)**	$ (6,472)	$ (354)
	Noninterest income	**27,056**	69,338	63,339
	Noninterest expense	**101,312**	105,164	70,181
	Income/(loss) before income taxes	**(97,820)**	(42,298)	(7,196)
	Provision/(benefit) for income taxes	**(76,831)**	(52,264)	(40,774)
	Net income/(loss)	**$ (20,989)**	$ 9,966	$ 33,578
	Average assets	**$ 5,224,744**	$ 5,131,104	$ 4,984,252
	Depreciation and amortization	**$ 21,353**	$ 16,647	$ 9,042
	Expenditures for long-lived assets	**2,453**	1,134	4,979
Non-Strategic	Net interest income	**$ 93,931**	$ 123,312	$ 152,721
	Provision for loan losses	**78,898**	105,505	177,703
	Noninterest income	**56,603**	94,106	158,547
	Noninterest expense	**451,500**	302,076	347,289
	Income/(loss) before income taxes	**(379,864)**	(190,163)	(213,724)
	Provision/(benefit) for income taxes	**(146,247)**	(73,214)	(80,532)
	Income/(loss) from continuing operations	**(233,617)**	(116,949)	(133,192)
	Income/(loss) from discontinued operations, net of tax	**148**	8,618	(11,332)
	Net income/(loss)	**$ (233,469)**	$ (108,331)	$ (144,524)
	Average assets	**$ 4,875,902**	$ 5,888,352	$ 7,153,658
	Depreciation and amortization	**$ 4,321**	$ 7,067	$ 19,517
	Expenditures for long-lived assets	**518**	4,897	3,141

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 22 ❑ Fair Value of Assets & Liabilities

FHN groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. This hierarchy requires FHN to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

Transfers between fair value levels are recognized at the end of the fiscal quarter in which the associated change in inputs occurs.

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

Recurring Fair Value Measurements

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	December 31, 2012			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Trading securities – capital markets:				
U.S. treasuries	$ -	$ 97,965	$ -	$ 97,965
Government agency issued MBS	-	360,400	-	360,400
Government agency issued CMO	-	209,869	-	209,869
Other U.S. government agencies	-	279,164	-	279,164
States and municipalities	-	35,178	-	35,178
Corporate and other debt	-	244,022	5	244,027
Equity, mutual funds, and other	-	18,130	-	18,130
Total trading securities – capital markets	-	1,244,728	5	1,244,733
Trading securities – mortgage banking				
Principal only	-	-	5,480	5,480
Interest only	-	-	12,507	12,507
Total trading securities – mortgage banking	-	-	17,987	17,987
Loans held-for-sale	-	2,349	221,094	223,443
Securities available for sale:				
U.S. treasuries	-	39,999	-	39,999
Government agency issued MBS	-	1,136,580	-	1,136,580
Government agency issued CMO	-	1,649,211	-	1,649,211
Other U.S. government agencies	-	-	3,753	3,753
States and municipalities	-	13,755	1,500	15,255
Corporate and other debt	510	-	-	510
Venture capital	-	-	4,300	4,300
Equity, mutual funds, and other	14,767	-	-	14,767
Total securities available-for-sale	15,277	2,839,545	9,553	2,864,375
Mortgage servicing rights	-	-	114,311	114,311
Other assets:				
Deferred compensation assets	22,477	-	-	22,477
Derivatives, forwards and futures	1,850	-	-	1,850
Derivatives, interest rate contracts	-	290,617	-	290,617
Derivatives, other	-	5	-	5
Total other assets	24,327	290,622	-	314,949
Total assets	$39,604	$4,377,244	$362,950	$4,779,798
Trading liabilities – capital markets:				
U.S. treasuries	$ -	$ 376,790	$ -	$ 376,790
Government agency issued MBS	-	43	-	43
Other U.S. government agencies	-	21,887	-	21,887
States and municipalities	-	960	-	960
Corporate and other debt	-	164,749	-	164,749
Total trading liabilities – capital markets	-	564,429	-	564,429
Other short-term borrowings	-	-	11,156	11,156
Other liabilities:				
Derivatives, forwards and futures	2,546	-	-	2,546
Derivatives, interest rate contracts	-	197,548	-	197,548
Derivatives, other	-	-	2,175	2,175
Total other liabilities	2,546	197,548	2,175	202,269
Total liabilities	$ 2,546	$ 761,977	$ 13,331	$ 777,854

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	December 31, 2011			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Trading securities – capital markets:				
U.S. treasuries	$ -	$ 53,656	$ -	$ 53,656
Government agency issued MBS	-	314,002	-	314,002
Government agency issued CMO	-	129,270	-	129,270
Other U.S. government agencies	-	173,982	-	173,982
States and municipalities	-	24,525	-	24,525
Corporate and other debt	-	265,926	5	265,931
Equity, mutual funds, and other	-	746	-	746
Total trading securities – capital markets	-	962,107	5	962,112
Trading securities – mortgage banking				
Principal only	-	8,052	-	8,052
Interest only	-	-	18,054	18,054
Total trading securities – mortgage banking	-	8,052	18,054	26,106
Loans held-for-sale	-	10,902	210,487	221,389
Securities available for sale:				
U.S. treasuries	-	40,121	-	40,121
Government agency issued MBS	-	1,410,228	-	1,410,228
Government agency issued CMO	-	1,357,943	-	1,357,943
Other U.S. government agencies	-	10,189	5,762	15,951
States and municipalities	-	16,570	1,500	18,070
Corporate and other debt	529	-	-	529
Venture capital	-	-	12,179	12,179
Equity, mutual funds, and other	13,261	-	-	13,261
Total securities available-for-sale	13,790	2,835,051	19,441	2,868,282
Mortgage servicing rights	-	-	144,069	144,069
Other assets:				
Deferred compensation assets	22,796	-	-	22,796
Derivatives, forwards and futures	39,733	-	-	39,733
Derivatives, interest rate contracts	-	326,566	-	326,566
Derivatives, other	-	2	-	2
Total other assets	62,529	326,568	-	389,097
Total assets	$76,319	$4,142,680	$392,056	$4,611,055
Trading liabilities – capital markets:				
U.S. treasuries	$ -	$ 190,725	$ -	$ 190,725
Government agency issued MBS	-	736	-	736
Corporate and other debt	-	155,824	-	155,824
Total trading liabilities – capital markets	-	347,285	-	347,285
Other short-term borrowings	-	-	14,833	14,833
Other liabilities:				
Derivatives, forwards and futures	7,243	-	-	7,243
Derivatives, interest rate contracts	-	234,204	-	234,204
Derivatives, other	-	1	11,820	11,821
Total other liabilities	7,243	234,205	11,820	253,268
Total liabilities	$ 7,243	$ 581,490	$ 26,653	$ 615,386

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

Changes in Recurring Level 3 Fair Value Measurements

The changes in Level 3 assets and liabilities measured at fair value for the twelve months ended December 31, 2012, 2011, and 2010, on a recurring basis are summarized as follows:

	Twelve Months Ended December 31, 2012						
			Securities available-for-sale				
(Dollars in thousands)	Trading securities	Loans held-for-sale	Investment portfolio	Venture Capital	Mortgage servicing rights, net	Net derivative liabilities	Other short-term borrowings
Balance on January 1, 2012	$18,059	$210,487	$ 7,262	$12,179	$144,069	$(11,820)	$(14,833)
Total net gains/(losses) included in:							
Net income	3,678	(2,618)	-	371	(5,075)	(1,757)	3,677
Other comprehensive income	-	-	(234)	-	-	-	-
Purchases	-	60,111	-	-	-	-	-
Issuances	-	-	-	-	-	-	-
Sales	-	-	-	(8,250)	-	-	-
Settlements	(9,225)	(27,032)	(1,775)	-	(24,683)	11,402	-
Net transfers into/(out of) Level 3	5,480	(19,854)(c)	-	-	-	-	-
Balance on December 31, 2012	$17,992	$221,094	$ 5,253	$ 4,300	$114,311	$ (2,175)	$(11,156)
Net unrealized gains/(losses) included in net income	$ 2,084(a)	$ (2,618)(a)	$ -	$ (4,700)(b)	$ (3,957)(a)	$ (1,757)(d)	$ 3,677(a)

	Twelve Months Ended December 31, 2011						
			Securities available-for-sale				
(Dollars in thousands)	Trading securities	Loans held-for-sale	Investment portfolio	Venture Capital	Mortgage servicing rights, net	Net derivative liabilities	Other short-term borrowings
Balance on January 1, 2011	$ 26,478	$207,632	$ 39,391	$13,179	$207,319	$ (1,000)	$(27,309)
Total net gains/(losses) included in:							
Net income	3,796	(368)	-	-	(41,260)	(9,414)	12,476
Other comprehensive income	-	-	(1,688)	-	-	-	-
Purchases	-	49,323	-	-	-	-	-
Issuances	-	-	-	-	-	(2,500)	-
Sales	(132)	-	(29,217)	(1,000)	-	-	-
Settlements	(12,083)	(37,198)	(1,224)	-	(21,990)	1,094	-
Net transfers into/(out of) Level 3	-	(8,902)(c)	-	-	-	-	-
Balance on December 31, 2011	$ 18,059	$210,487	$ 7,262	$12,179	$144,069	$(11,820)	$(14,833)
Net unrealized gains/(losses) included in net income	$ 2,205(a)	$ (368)(a)	$ -	$ -(b)	$ (40,076)(a)	$ (9,414)(d)	$ 12,476(a)

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

(Dollars in thousands)	Twelve Months Ended December 31, 2010 Trading securities	Loans held-for-sale	Securities available-for-sale Investment portfolio	Venture capital	Mortgage servicing rights	Net derivative liabilities	Other short-term borrowings
Balance on January 1, 2010	$ 56,132	$206,227	$ 99,173	$15,743	$302,611	$ -	$(39,662)
Adjustment due to adoption of amendments to ASC 810	(4,776)	-	-	-	(2,293)	-	-
Total net gains/(losses) included in:							
Net income	8,627	(17,991)	-	(2,962)	(31,146)	-	12,353
Other comprehensive income	-	-	(2,302)	-	-	-	-
Purchases, sales, issuances, and settlements, net	(33,505)	19,396(c)	(57,480)	398	(61,853)	(1,000)	-
Balance on December 31, 2010	$ 26,478	$207,632	$ 39,391	$13,179	$207,319	$(1,000)	$(27,309)
Net unrealized gains/(losses) included in net income	$ 5,467(a)	$ (17,991)(a)	$ -	$ (2,962)(b)	$ (27,153)(a)	$(1,000)(d)	$(12,353)(a)

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Primarily included in mortgage banking income on the Consolidated Statements of Income.
(b) Represents recognized gains and losses attributable to venture capital investments classified within securities available-for-sale that are included in securities gains/(losses) in noninterest income.
(c) Transfers out of recurring loans held-for-sale level 3 balances reflect movements out of loans held-for-sale and into real estate acquired by foreclosure (level 3 nonrecurring).
(d) Included in Other expense.

In fourth quarter 2012, FHN determined that the level of market information on prepayment speeds and discount rates associated with its principal only trading securities had become more limited. In response, FHN increased its use of unobservable inputs and transferred these balances to Level 3.

Nonrecurring Fair Value Measurements

From time to time, FHN may be required to measure certain other financial assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of LOCOM accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis which were still held on the balance sheet at December 31, 2012, 2011, and 2010, respectively, the following tables provide the level of valuation assumptions used to determine each adjustment, the related carrying value, and the fair value adjustments recorded during the respective periods.

	Carrying value at December 31, 2012				Twelve Months Ended December 31, 2012
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Net gains/(losses)
Loans held-for-sale – SBAs	$ -	$23,902	$ -	$ 23,902	$ 15
Loans held-for-sale – first mortgages	-	-	12,054	12,054	(436)
Loans, net of unearned income (a)	-	-	117,064	117,064	(55,948)
Real estate acquired by foreclosure (b)	-	-	41,767	41,767	(9,422)
Other assets (c)	-	-	76,501	76,501	(8,248)
					$(74,039)

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

(Dollars in thousands)	Carrying value at December 31, 2011 Level 1	Level 2	Level 3	Total	Twelve Months Ended December 31, 2011 Net gains/(losses)
Loans held-for-sale – SBAs	$ -	$66,730	$ -	$ 66,730	$ (2)
Loans held-for-sale – first mortgages	-	-	11,980	11,980	(5,947)
Loans, net of unearned income (a)	-	-	125,297	125,297	(48,330)
Real estate acquired by foreclosure (b)	-	-	68,884	68,884	(18,358)
Other assets (c)	-	-	91,243	91,243	(12,192)
					$(84,829)

(Dollars in thousands)	Carrying value at December 31, 2010 Level 1	Level 2	Level 3	Total	Twelve Months Ended December 31, 2010 Net gains/(losses)
Loans held-for-sale – SBAs	$ -	$10,456	$ -	$ 10,456	$ 60
Loans held-for-sale – first mortgages	-	-	15,289	15,289	(7,249)
Loans, net of unearned income (a)	-	-	213,974	213,974	(156,572)
Real estate acquired by foreclosure (b)	-	-	110,536	110,536	(18,097)
Other assets (c)	-	-	87,667	87,667	(11,145)
					$(193,003)

(a) Represents carrying value of loans for which adjustments are based on the appraised value of the collateral. Write-downs on these loans are recognized as part of provision.
(b) Represents the fair value and related losses of foreclosed properties that were measured subsequent to their initial classification as foreclosed assets. Balance excludes foreclosed real estate related to government insured mortgages.
(c) Represents tax credit investments.

In first quarter 2011, FHN recognized goodwill impairment of $10.1 million related to the contracted sale of FHI. In accordance with accounting requirements, FHN allocated a portion of the goodwill from the applicable reporting unit to the asset group held-for-sale in determining the carrying value of the disposal group. In determining the amount of impairment, FHN compared the carrying value of the disposal group to the estimated value of the contracted sale price, which primarily included observable inputs in the form of financial asset values but which also included certain non-observable inputs related to the estimated values of post-closing events and contingencies. Thus, this measurement was considered a Level 3 valuation. Impairment of goodwill was recognized for the excess of the carrying amount over the fair value of the disposal group.

In third quarter 2012, second quarter 2011, and fourth quarter 2010, FHN exercised clean-up calls on first lien mortgage proprietary securitization trusts. In accordance with accounting requirements, FHN initially recognized the associated loans at fair value. Fair value was primarily determined through reference to observable inputs, including current market prices for similar loans. Since these loans were from the 2002 and 2003 vintages, adjustments were made for the higher yields associated with the loans in comparison to more currently originated loans being sold. This resulted in recognition of an immaterial premium for each transaction.

Level 3 Measurements

The following table provides information regarding the unobservable inputs utilized in determining the fair value of level 3 recurring and non-recurring measurements as of December 31, 2012:

(Dollars in Thousands)

Level 3 Class	Fair Value at December 31, 2012	Valuation Techniques	Unobservable Input	Values Utilized
Trading securities – mortgage	$ 17,987	Discounted cash flow	(a)	(a)
Loans held-for-sale – mortgages	233,148	Discounted cash flow	Prepayment speeds	6% - 10%
			Credit spreads	2% - 4%
			Delinquency adjustment factor	15% - 25% added to credit spread
			Loss severity trends	50% - 60% of UPB
Venture capital investments	4,300	Industry comparables	Adjustment for minority interest and small business status	40% - 50% discount
		Discounted cash flow	Discount rate	25% - 30%
			Earnings capitalization rate	20% - 25%
Mortgage servicing rights	114,311	Discounted cash flow	(a)	(a)
Other short-term borrowings	11,156	Discounted cash flow	(b)	(b)
Derivative liabilities, other	2,175	Discounted cash flow	Visa covered litigation resolution amount	$4.4 billion - $5.0 billion
			Probability of resolution scenarios	10%-50%
			Time until resolution	9 - 18 months
Loans, net of unearned income (c)	117,064	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal
		Other collateral valuations	Borrowing base certificates	20% - 50% of gross value
			Financial Statements/ Auction Values	0% - 25% of reported value
Real estate acquired by foreclosure (d)	41,767	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal
Other assets (e)	76,501	Discounted cash flow	Adjustments to current sales yields for specific properties	0% - 15% adjustment to yield
		Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 25% of appraisal

(a) The unobservable inputs for Principal-only and Interest-only trading securities and MSR are discussed in Note 23 – Loan Sales and Securitizations.
(b) The inputs and associated ranges for Other short-term borrowings mirror those of the related MSR.
(c) Represents carrying value of loans for which adjustments are based on the appraised value of the collateral. Write-downs on these loans are recognized as part of provision.
(d) Represents the fair value of foreclosed properties that were measured subsequent to their initial classification as foreclosed assets. Balance excludes foreclosed real estate related to government insured mortgages.
(e) Represents tax credit investments.

Loans held for sale. Prepayment rates, credit spreads and delinquency penalty adjustments are significant unobservable inputs used in the fair value measurement of FHN's Loans held-for-sale. Loss severity trends are also assessed to evaluate the reasonableness of fair value estimates resulting from discounted cash flows methodologies as well as to estimate fair value for newly repurchased loans and loans that are near foreclosure. Significant increases (decreases) in any of these inputs in isolation would result in significantly lower (higher) fair value measurements. All observable and unobservable inputs are re-assessed monthly. Fair value measurements are reviewed at least monthly by FHN's Corporate Accounting Department.

Venture capital investments. The unobservable inputs used in the estimation of fair value for Venture capital investments are adjustments for minority interest and small business status when compared to industry comparables and the discount rate and earnings capitalization rate for a discounted cash flow analysis. For both valuation techniques, the inputs are intended to reflect the nature of the small business and the status of equity tranches held by FHN in relation to the overall valuation. The valuation of venture capital investments is reviewed at least quarterly by FHN's Equity Investment Review Committee. Changes in valuation are discussed with respect to the appropriateness of the adjustments in relation to the associated triggering events.

Derivative liabilities. The determination of fair value for FHN's derivative liabilities associated with its prior sales of Visa Class B shares include estimation of both the resolution amount for Visa's Covered Litigation matters as well as the length of time until the resolution occurs. Significant increases (decreases) in either of these inputs in isolation would result in significantly higher (lower) fair value measurements for the derivative liabilities. Additionally, FHN performs a probability weighted multiple resolution scenario to calculate the estimated fair value of these derivative liabilities. Assignment of higher (lower) probabilities to the larger potential resolution scenarios would result in an increase (decrease) in the estimated fair value of the derivative liabilities. The valuation inputs and process are discussed with senior and executive management when significant events affecting the estimate of fair value occur. Inputs are compared to information obtained from the public issuances and filings of Visa, Inc. as well as public information released by other participants in the applicable litigation matters.

Loans, net of unearned income and Real estate acquired by foreclosure. Collateral-dependent loans and Real estate acquired by foreclosure are primarily valued using appraisals based on sales of comparable properties in the same or similar markets. Multiple appraisal firms are utilized to ensure that estimated values are consistent between firms. This process occurs within FHN's Credit Risk Management function and the Credit Risk Management Committee reviews valuation and loss information for reasonableness. Back testing is performed during the year through comparison to ultimate disposition values and is reviewed quarterly within the Credit Risk Management function. Other collateral (receivables, inventory, equipment, etc.) is valued through borrowing base certificates, financial statements and/or auction valuations. These valuations are discounted based on the quality of reporting, knowledge of the marketability/collectability of the collateral and historical disposition rates.

Other assets – tax credit investments. The estimated fair value of tax credit investments is generally determined in relation to the expected yield (i.e., future tax credits to be received) an acquirer of these investments would expect in relation to the yields experienced on current new issue and/or secondary market transactions. Thus, as tax credits are recognized, the future yield to a market participant is reduced, resulting in consistent impairment of the individual investments. Individual investments are reviewed for impairment quarterly, which may include the consideration of additional marketability discounts related to specific investments. Unusual valuation adjustments, and the associated triggering events, are discussed with senior and executive management, when appropriate. A portfolio review is conducted annually, with the assistance of a third party, to assess the reasonableness of current valuations.

Fair Value Option

FHN elected the fair value option on a prospective basis for almost all types of mortgage loans originated for sale purposes under the Financial Instruments Topic ("ASC 825"). FHN determined that the election reduced certain timing differences and better matched changes in the value of such loans with changes in the value of derivatives used as economic hedges for these assets at the time of election. After the 2008 divestiture of certain mortgage

banking operations and the significant decline of mortgage loans originated for sale, FHN discontinued hedging the mortgage warehouse.

Repurchased loans are recognized within loans held-for-sale at fair value at the time of repurchase, which includes consideration of the credit status of the loans and the estimated liquidation value. FHN has elected to continue recognition of these loans at fair value in periods subsequent to reacquisition. Due to the credit-distressed nature of the vast majority of repurchased loans and the related loss severities experienced upon repurchase, FHN believes that the fair value election provides a more timely recognition of changes in value for these loans that occur subsequent to repurchase. Absent the fair value election, these loans would be subject to valuation at the LOCOM value, which would prevent subsequent values from exceeding the initial fair value, determined at the time of repurchase but would require recognition of subsequent declines in value. Thus, the fair value election provides for a more timely recognition of any potential future recoveries in asset values while not affecting the requirement to recognize subsequent declines in value.

In second quarter 2010, capital markets acquired a pool of conforming mortgage loans having a fair value carrying amount of $621.6 million with the intent to transfer the loans to a counterparty during third quarter of 2010. As part of this transaction, capital markets entered into forward delivery contracts to economically hedge the value of the loans. FHN elected to recognize the loans at fair value and classified them as trading loans within trading securities in the Consolidated Statements of Condition as of June 30, 2010. For the loans acquired in second quarter 2010, delivery of the loans and the related settlement of the forward delivery contracts occurred in third quarter 2010.

Prior to 2010, FHN transferred certain servicing assets in transactions that did not qualify for sale treatment due to certain recourse provisions. The associated proceeds are recognized within other short-term borrowings in the Consolidated Statements of Condition for all periods presented. Since the servicing assets are recognized at fair value and changes in the fair value of the related financing liabilities will exactly mirror the change in fair value of the associated servicing assets, management elected to account for the financing liabilities at fair value. Since the servicing assets have already been delivered to the buyer, the fair value of the financing liabilities associated with the transaction does not reflect any instrument-specific credit risk.

The following tables reflect the differences between the fair value carrying amount of mortgages held-for-sale measured at fair value in accordance with management's election and the aggregate unpaid principal amount FHN is contractually entitled to receive at maturity.

	December 31, 2012		
(Dollars in thousands)	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal
Loans held-for-sale reported at fair value:			
Total loans	$223,443	$343,450	$(120,007)
Nonaccrual loans	51,203	110,386	(59,183)
Loans 90 days or more past due and still accruing	9,111	20,839	(11,728)

	December 31, 2011		
(Dollars in thousands)	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal
Loans held-for-sale reported at fair value:			
Total loans	$221,389	$307,990	$(86,601)
Nonaccrual loans	42,471	93,997	(51,526)
Loans 90 days or more past due and still accruing	11,486	24,755	(13,269)

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

Assets and liabilities accounted for under the fair value election are initially measured at fair value with subsequent changes in fair value recognized in earnings. Such changes in the fair value of assets and liabilities for which FHN elected the fair value option are included in current period earnings with classification in the income statement line item reflected in the following table:

(Dollars in thousands)	Twelve Months Ended December 31		
	2012	2011	2010
Changes in fair value included in net income:			
Capital markets noninterest income			
Trading loans	**$ -**	$ -	$ 11,752
Mortgage banking noninterest income			
Loans held-for-sale	**(2,618)**	(368)	(17,991)
Other short-term borrowings	**3,677**	12,476	(12,353)

For the twelve months ended December 31, 2012, 2011, and 2010, the amounts for loans held-for-sale include losses of $1.8 million, $6.2 million, and $19.5 million, respectively, included in pretax earnings that are attributable to changes in instrument-specific credit risk. The portion of the fair value adjustments related to credit risk was determined based on both a quality adjustment for delinquencies and the full credit spread on the non-conforming loans. Interest income on mortgage loans held-for-sale measured at fair value is calculated based on the note rate of the loan and is recorded in the interest income section of the Consolidated Statements of Income as interest on loans held-for-sale.

Determination of Fair Value

In accordance with ASC 820-10-35, fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following describes the assumptions and methodologies used to estimate the fair value of financial instruments and MSR recorded at fair value in the Consolidated Statements of Condition and for estimating the fair value of financial instruments for which fair value is disclosed under ASC 825-10-50.

Short-term financial assets. Federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with other financial institutions and the Federal Reserve are carried at historical cost. The carrying amount is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization.

Trading securities and trading liabilities. Trading securities and trading liabilities are recognized at fair value through current earnings. Trading inventory held for broker-dealer operations is included in trading securities and trading liabilities. Broker-dealer long positions are valued at bid price in the bid-ask spread. Short positions are valued at the ask price. Inventory positions are valued using observable inputs including current market transactions, LIBOR and U.S. treasury curves, credit spreads, and consensus prepayment speeds.

Trading securities also include retained interests in prior securitizations that qualify as financial assets, which primarily include excess interest (structured as interest-only strips) and principal-only strips.

The fair value of excess interest is determined using prices from closely comparable assets such as MSR that are tested against prices determined using a valuation model that calculates the present value of estimated future cash flows. Inputs utilized in valuing excess interest are consistent with those used to value the related MSR. The fair value of excess interest typically changes based on changes in the discount rate and differences between modeled prepayment speeds and credit losses and actual experience. FHN uses assumptions in the model that it believes are comparable to those used by brokers and other service providers. FHN also periodically compares its estimates of fair value and assumptions with brokers, service providers, recent market activity, and against its own

experience. FHN uses inputs including yield curves, credit spreads, and prepayment speeds to determine the fair value of principal-only strips.

Securities available-for-sale. Securities available-for-sale includes the investment portfolio accounted for as available-for-sale under ASC 320-10-25, federal bank stock holdings, short-term investments in mutual funds, and venture capital investments. Valuations of available-for-sale securities are performed using observable inputs obtained from market transactions in similar securities. Typical inputs include LIBOR and U.S. treasury curves, consensus prepayment estimates, and credit spreads. When available, broker quotes are used to support these valuations. Certain government agency debt obligations with limited trading activity are valued using a discounted cash flow model that incorporates a combination of observable and unobservable inputs. Primary observable inputs include contractual cash flows and the treasury curve. Significant unobservable inputs include estimated trading spreads and estimated prepayment speeds.

Investments in the stock of the Federal Reserve Bank and Federal Home Loan Banks are recognized at historical cost in the Consolidated Statements of Condition which is considered to approximate fair value. Short-term investments in mutual funds are measured at the funds' reported closing net asset values. Venture capital investments are typically measured using significant internally generated inputs including adjustments to industry comparables and discounted cash flows analysis.

Loans held-for-sale. FHN determines the fair value of certain loans within the mortgage warehouse using a discounted cash flow model using observable inputs, including current mortgage rates for similar products, with adjustments for differences in loan characteristics reflected in the model's discount rates. For all other loans held in the warehouse, the fair value of loans whose principal market is the securitization market is based on recent security trade prices for similar products with a similar delivery date, with necessary pricing adjustments to convert the security price to a loan price. Loans whose principal market is the whole loan market are priced based on recent observable whole loan trade prices or published third party bid prices for similar product, with necessary pricing adjustments to reflect differences in loan characteristics. Typical adjustments to security prices for whole loan prices include adding the value of MSR to the security price or to the whole loan price if FHN's mortgage loan is servicing retained, adjusting for interest in excess of (or less than) the required coupon or note rate, adjustments to reflect differences in the characteristics of the loans being valued as compared to the collateral of the security or the loan characteristics in the benchmark whole loan trade, adding interest carry, reflecting the recourse obligation that will remain after sale, and adjusting for changes in market liquidity or interest rates if the benchmark security or loan price is not current. Additionally, loans that are delinquent or otherwise significantly aged are discounted to reflect the less marketable nature of these loans.

Loans held-for-sale also includes loans made by the Small Business Administration ("SBA"). The fair value of SBA loans is determined using an expected cash flow model that utilizes observable inputs such as the spread between LIBOR and prime rates, consensus prepayment speeds, and the treasury curve. The fair value of other non-mortgage loans held-for-sale is approximated by their carrying values based on current transaction values.

Loans, net of unearned income. Loans, net of unearned income are recognized at the amount of funds advanced, less charge-offs and an estimation of credit risk represented by the allowance for loan losses. The fair value estimates for disclosure purposes differentiate loans based on their financial characteristics, such as product classification, vintage, loan category, pricing features, and remaining maturity.

The fair value of floating rate loans is estimated through comparison to recent market activity in loans of similar product types, with adjustments made for differences in loan characteristics. In situations where market pricing inputs are not available, fair value is considered to approximate book value due to the monthly repricing for commercial and consumer loans, with the exception of floating rate 1-4 family residential mortgage loans which reprice annually and will lag movements in market rates. The fair value for floating rate 1-4 family mortgage loans is calculated by discounting future cash flows to their present value. Future cash flows are discounted to their present value by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same time period.

Prepayment assumptions based on historical prepayment speeds and industry speeds for similar loans have been applied to the floating rate 1-4 family residential mortgage portfolio.

The fair value of fixed rate loans is estimated through comparison to recent market activity in loans of similar product types, with adjustments made for differences in loan characteristics. In situations where market pricing inputs are not available, fair value is estimated by discounting future cash flows to their present value. Future cash flows are discounted to their present value by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same time period. Prepayment assumptions based on historical prepayment speeds and industry speeds for similar loans have been applied to the fixed rate mortgage and installment loan portfolios.

For all loan portfolio classes, adjustments are made to reflect liquidity or illiquidity of the market. Such adjustments reflect discounts that FHN believes are consistent with what a market participant would consider in determining fair value given current market conditions.

Individually impaired loans are measured using either a discounted cash flow methodology or the estimated fair value of the underlying collateral less costs to sell, if the loan is considered collateral-dependent. In accordance with accounting standards, the discounted cash flow analysis utilizes the loan's effective interest rate for discounting expected cash flow amounts. Thus, this analysis is not considered a fair value measurement in accordance with ASC 820. However, the results of this methodology are considered to approximate fair value for the applicable loans. Expected cash flows are derived from internally-developed inputs primarily reflecting expected default rates on contractual cash flows. For loans measured using the estimated fair value of collateral less costs to sell, fair value is estimated using appraisals of the collateral. Collateral values are monitored and additional write-downs are recognized if it is determined that the estimated collateral values have declined further. Estimated costs to sell are based on current amounts of disposal costs for similar assets. Carrying value is considered to reflect fair value for these loans.

Mortgage servicing rights. FHN recognizes all classes of MSR at fair value. Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, FHN primarily relies on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using predominant risk characteristics of MSR such as interest rates, type of product (fixed vs. variable), age (new, seasoned, or moderate), agency type and other factors. FHN uses assumptions in the model that it believes are comparable to those used by brokers and other service providers. FHN also periodically compares its estimates of fair value and assumptions with brokers, service providers, recent market activity, and against its own experience.

Derivative assets and liabilities. The fair value for forwards and futures contracts is based on current transactions involving identical securities. Futures contracts are exchange-traded and thus have no credit risk factor assigned as the risk of non-performance is limited to the clearinghouse used.

Valuations of other derivatives (primarily interest rate related swaps, swaptions, caps, and collars) are based on inputs observed in active markets for similar instruments. Typical inputs include the LIBOR curve, option volatility, and option skew. In measuring the fair value of these derivative assets and liabilities, FHN has elected to consider credit risk based on the net exposure to individual counterparties. Credit risk is mitigated for these instruments through the use of mutual margining and master netting agreements as well as collateral posting requirements. Any remaining credit risk related to interest rate derivatives is considered in determining fair value through evaluation of additional factors such as customer loan grades and debt ratings. Foreign currency related derivatives also utilize observable exchange rates in the determination of fair value.

In conjunction with the sales of portions of its Visa Class B shares, FHN and the purchasers entered into derivative transactions whereby FHN will make, or receive, cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. The fair value of these derivatives has been determined using a discounted cash flow methodology for estimated future cash flows determined through use of probability weighted scenarios for multiple estimates of Visa's aggregate exposure to covered litigation matters, which include consideration of amounts funded by Visa into its escrow account for the covered litigation matters. Since this

estimation process required application of judgment in developing significant unobservable inputs used to determine the possible outcomes and the probability weighting assigned to each scenario, these derivatives have been classified within Level 3 in fair value measurements disclosures.

Real estate acquired by foreclosure. Real estate acquired by foreclosure primarily consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. Estimated fair value is determined using appraised values with subsequent adjustments for deterioration in values that are not reflected in the most recent appraisal. Real estate acquired by foreclosure also includes properties acquired in compliance with HUD servicing guidelines which are carried at the estimated amount of the underlying government insurance or guarantee.

Nonearning assets. For disclosure purposes, nonearning assets include cash and due from banks, accrued interest receivable, and capital markets receivables. Due to the short-term nature of cash and due from banks, accrued interest receivable, and capital markets receivables, the fair value is approximated by the book value.

Other assets. For disclosure purposes, other assets consist of tax credit investments and deferred compensation assets that are considered financial assets. Tax credit investments are written down to estimated fair value quarterly based on the estimated value of the associated tax credits. Deferred compensation assets are recognized at fair value, which is based on quoted prices in active markets.

Defined maturity deposits. The fair value is estimated by discounting future cash flows to their present value. Future cash flows are discounted by using the current market rates of similar instruments applicable to the remaining maturity. For disclosure purposes, defined maturity deposits include all certificates of deposit and other time deposits.

Undefined maturity deposits. In accordance with ASC 825, the fair value is approximated by the book value. For the purpose of this disclosure, undefined maturity deposits include demand deposits, checking interest accounts, savings accounts, and money market accounts.

Short-term financial liabilities. The fair value of federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings are approximated by the book value. The carrying amount is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization. Other short-term borrowings include a liability associated with transfers of mortgage servicing rights that did not qualify for sale accounting. This liability is accounted for at elected fair value, which is measured consistent with the related MSR, as previously described.

Term borrowings. The fair value is based on quoted market prices or dealer quotes for the identical liability when traded as an asset. When pricing information for the identical liability is not available, relevant prices for similar debt instruments are used with adjustments being made to the prices obtained for differences in characteristics of the debt instruments. If no relevant pricing information is available, the fair value is approximated by the present value of the contractual cash flows discounted by the investor's yield which considers FHN's and FTBNA's debt ratings.

Other noninterest-bearing liabilities. For disclosure purposes, other noninterest-bearing liabilities include accrued interest payable and capital markets payables. Due to the short-term nature of these liabilities, the book value is considered to approximate fair value.

Loan commitments. Fair values are based on fees charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties' credit standing.

Other commitments. Fair values are based on fees charged to enter into similar agreements.

The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial

institutions. Due to market illiquidity, the fair values for loans, net of unearned income, loans held-for-sale, and term borrowings as of December 31, 2012 and 2011, involve the use of significant internally-developed pricing assumptions for certain components of these line items. These assumptions are considered to reflect inputs that market participants would use in transactions involving these instruments as of the measurement date. Assets and liabilities that are not financial instruments (including MSR) have not been included in the following table such as the value of long-term relationships with deposit and trust customers, premises and equipment, goodwill and other intangibles, deferred taxes, and certain other assets and other liabilities. Accordingly, the total of the fair value amounts does not represent, and should not be construed to represent, the underlying value of the Company.

The following table summarizes the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as well as unfunded commitments as of December 31, 2012 and 2011. As of December 31, 2012, the table includes disclosure of fair value by level for each class of asset and liability not recorded at fair value.

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

	December 31, 2012				
	Book	Fair Value			
(Dollars in thousands)	Value	Level 1	Level 2	Level 3	Total
Assets:					
Loans, net of unearned income and allowance for loan losses					
Commercial:					
Commercial, financial and industrial	$ 8,700,765	$ -	$ -	$ 8,546,446	$ 8,546,446
Commercial real estate					
Income CRE	1,094,020	-	-	1,059,979	1,059,979
Residential CRE	54,218	-	-	54,208	54,208
Retail:					
Consumer real estate (a)	5,559,754	-	-	4,993,192	4,993,192
Permanent mortgage (a)	740,655	-	-	617,385	617,385
Credit card & other	282,207	-	-	283,830	283,830
Total loans, net of unearned income and allowance for loan losses	16,431,619	-	-	15,555,040	15,555,040
Short-term financial assets					
Total interest-bearing cash	353,373	353,373	-	-	353,373
Total federal funds sold & securities purchased under agreements to resell	636,383	-	636,383	-	636,383
Total short-term financial assets	989,756	353,373	636,383	-	989,756
Trading securities (b)	1,262,720	-	1,244,728	17,992	1,262,720
Loans held-for-sale (b)	401,937	-	26,251	375,686	401,937
Securities available-for-sale (b)(c)	3,061,808	15,277	2,839,545	206,986	3,061,808
Derivative assets (b)	292,472	1,850	290,622	-	292,472
Other assets					
Tax credit investments	76,501	-	-	76,501	76,501
Deferred compensation assets	22,477	22,477	-	-	22,477
Total other assets	98,978	22,477	-	76,501	98,978
Nonearning assets					
Cash & due from banks	469,879	469,879	-	-	469,879
Capital markets receivables	303,893	-	303,893	-	303,893
Accrued interest receivable	72,779	-	72,779	-	72,779
Total nonearning assets	846,551	469,879	376,672	-	846,551
Total assets	$23,385,841	$862,856	$ 5,414,201	$16,232,205	$22,509,262
Liabilities:					
Deposits:					
Defined maturity	$ 1,523,428	$ -	$ 1,556,020	$ -	$ 1,556,020
Undefined maturity	15,106,281	-	15,106,281	-	15,106,281
Total deposits	16,629,709	-	16,662,301	-	16,662,301
Trading liabilities (b)	564,429	-	564,429	-	564,429
Short-term financial liabilities					
Total federal funds purchased & securities sold under agreements to repurchase	1,906,461	-	1,906,461	-	1,906,461
Total other borrowings	441,201	-	430,045	11,156	441,201
Total short-term financial liabilities	2,347,662	-	2,336,506	11,156	2,347,662
Term borrowings					
Real estate investment trust-preferred	45,760	-	-	42,300	42,300
Term borrowings – new market tax credit investment	18,000	-	-	18,835	18,835
Borrowings secured by residential real estate	390,182	-	-	231,041	231,041
Other long term borrowings	1,772,540	-	1,729,527	-	1,729,527
Total term borrowings	2,226,482	-	1,729,527	292,176	2,021,703
Derivative liabilities (b)	202,269	2,546	197,548	2,175	202,269
Other noninterest-bearing liabilities					
Capital markets payables	296,450	-	296,450	-	296,450
Accrued interest payable	28,114	-	28,114	-	28,114
Total other noninterest-bearing liabilities	324,564	-	324,564	-	324,564
Total liabilities	$22,295,115	$ 2,546	$21,814,875	$ 305,507	$22,122,928

(a) Includes restricted real estate loans and secured borrowings.
(b) Classes are detailed in the recurring and nonrecurring measurement tables.
(c) Level 3 includes restricted investments in FHLB-Cincinnati stock of $125.5 million and FRB stock of $66.0 million.

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

(Dollars in thousands)	December 31, 2011 Book Value	December 31, 2011 Fair Value
Assets:		
Loans, net of unearned income and allowance for loan losses	$16,012,776	$15,210,592
Short-term financial assets	896,444	896,444
Trading securities	988,217	988,217
Loans held-for-sale	431,897	431,897
Securities available-for-sale	3,066,272	3,066,272
Derivative assets	366,301	366,301
Other assets	114,039	114,039
Nonearning assets	628,440	628,440
Liabilities:		
Deposits:		
Defined maturity	$ 1,781,893	$ 1,821,457
Undefined maturity	14,431,116	14,431,116
Total deposits	16,213,009	16,252,573
Trading liabilities	347,285	347,285
Short-term financial liabilities	2,059,602	2,059,602
Term borrowings	2,481,660	2,182,061
Derivative liabilities	253,268	253,268
Other noninterest-bearing liabilities	195,208	195,208

	Contractual Amount		Fair Value	
	December 31, 2012	December 31, 2011	**December 31, 2012**	December 31, 2011
Unfunded Commitments:				
Loan commitments	**$7,993,218**	$7,435,227	**$1,765**	$1,358
Standby and other commitments	**367,785**	359,619	**4,933**	5,954

Note 23 ❑ Loan Sales and Securitizations

Prior to 2009, FHN utilized loan sales and securitizations as a significant source of liquidity for its mortgage banking operations. FHN no longer retains financial interests in loans it transfers to third parties. During 2012, FHN transferred $221.6 million of single-family residential mortgage loans in whole loan sales resulting in $4.4 million of net pre-tax gains. During 2011, FHN transferred $260.5 million of single-family residential mortgage loans in whole loan sales resulting in $6.0 million of net pre-tax gains. During 2010, FHN transferred $830.7 million of single-family residential mortgage loans in whole loan sales resulting in $16.9 million of net pre-tax gains. Additionally during third quarter 2011, FHN transferred $187.7 million in unpaid principal balance ($126 million after consideration of partial charge-offs and associated LOCOM) of non-performing permanent mortgages in a bulk sale resulting in $29.8 million of net pre-tax losses in provision for loan losses on the Consolidated Statements of Income.

Retained Interests

Interests retained from prior loan sales, including GSE securitizations, typically included MSR, excess interest (structured as interest-only ("IO") strips), and principal-only ("PO") strips. Excess interest represents rights to receive interest from serviced assets that exceed contractually specified rates. PO strips are principal cash flow tranches. MSR were initially valued at fair value and the remaining retained interests were initially valued by allocating the remaining cost basis of the loan between the security or loan sold and the remaining retained interests based on their relative fair values at the time of sale or securitization.

In certain cases, FHN continues to service and receive servicing fees related to the transferred loans. During 2012 and 2011, FHN received annual servicing fees approximating .29 percent of the outstanding balance of underlying single-family residential mortgage loans and .34 percent inclusive of income related to excess interest. In 2012 and 2011, FHN received annual servicing fees approximating .50 percent of the outstanding balance of underlying loans for HELOC and home equity loans transferred. MSR related to loans transferred and serviced by FHN, as well as MSR related to loans serviced by FHN and transferred by others, are discussed further in Note 6 – Mortgage Servicing Rights. There were no additions to MSR in 2012 or 2011.

The sensitivity of the fair value of all retained or purchased MSR to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2012 and 2011 are as follows:

	December 31, 2012			December 31, 2011		
(Dollars in thousands except for annual cost to service)	**First Liens**	**Second Liens**	**HELOC**	First Liens	Second Liens	HELOC
Fair value of retained interests	**$111,314**	**$ 196**	**$2,801**	$140,724	$ 231	$3,114
Weighted average life (in years)	**4.0**	**3.0**	**3.0**	3.7	2.9	2.8
Annual prepayment rate	**21.0%**	**27.1%**	**27.9%**	22.5%	26.0%	28.0%
Impact on fair value of 10% adverse change	**$ (5,736)**	**$ (12)**	**$ (158)**	$ (7,667)	$ (15)	$ (202)
Impact on fair value of 20% adverse change	**(10,956)**	**(24)**	**(304)**	(14,612)	(28)	(387)
Annual discount rate on servicing cash flows	**11.8%**	**14.0%**	**18.0%**	11.8%	14.0%	18.0%
Impact on fair value of 10% adverse change	**$ (3,079)**	**$ (5)**	**$ (87)**	$ (3,728)	$ (6)	$ (96)
Impact on fair value of 20% adverse change	**(5,976)**	**(10)**	**(169)**	(7,241)	(12)	(187)
Annual cost to service (per loan) (a)	**$ 118**	**$ 50**	**$ 50**	$ 119	$ 50	$ 50
Impact on fair value of 10% adverse change	**(2,711)**	**(5)**	**(43)**	(3,333)	(5)	(50)
Impact on fair value of 20% adverse change	**(5,404)**	**(9)**	**(86)**	(6,643)	(10)	(100)
Annual earnings on escrow	**1.4%**	**-**	**-**	1.4%	-	-
Impact on fair value of 10% adverse change	**$ (640)**	**-**	**-**	$ (1,194)	-	-
Impact on fair value of 20% adverse change	**(1,281)**	**-**	**-**	(2,388)	-	-

(a) Amounts represent market participant based assumptions.

Note 23 ❑ Loan Sales and Securitizations (continued)

The sensitivity of the fair value of other retained interests to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2012 and 2011, are as follows:

	December 31, 2012		December 31, 2011	
(Dollars in thousands)	**Excess Interest IO**	**Certificated PO (a)**	Excess Interest IO	Certificated PO
Fair value of retained interests	**$12,507**	**$5,480**	$17,852	$8,052
Weighted average life (in years)	**3.9**	**2.3**	3.7	3.5
Annual prepayment rate	**19.1%**	**43.5%**	20.2%	30.2%
Impact on fair value of 10% adverse change	**$ (554)**	**$ (283)**	$ (831)	$ (297)
Impact on fair value of 20% adverse change	**(1,065)**	**(596)**	(1,598)	(563)
Annual discount rate on residual cash flows	**13.3%**	**NM**	13.3%	20.5%
Impact on fair value of 10% adverse change	**$ (454)**	**$ (234)**	$ (667)	$ (429)
Impact on fair value of 20% adverse change	**(872)**	**(448)**	(1,281)	(849)

NM -- Not meaningful

(a) In 2012, FHN changed the method used to calculate sensitivities for certified PO due to more limited market information for these securities.

These sensitivities are hypothetical and should not be considered predictive of future performance. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions cannot necessarily be extrapolated because the relationship between the change in assumption and the change in fair value may not be linear. Also, the effect on the fair value of the retained interest caused by a particular assumption variation is calculated independently from all other assumption changes. In reality, changes in one factor may result in changes in another, which might magnify or mitigate the sensitivities. Furthermore, the estimated fair values, as disclosed, should not be considered indicative of future earnings on these assets.

Prepayment rates and credit spreads (part of the discount rate) are significant unobservable inputs used in the fair value measurement of FHN's MSR, principal only strips and excess interest IO. Cost to service and earnings on escrow are additional unobservable inputs included in the valuation of MSR. Increases in prepayment rates, credit spreads and costs to service in isolation would result in significantly lower fair value measurements for the associated assets. Conversely, decreases in prepayment rates, credit spreads and costs to service in isolation would result in significantly higher fair value measurements for the associated assets. An increase/(decrease) in earnings on escrow in isolation would be accompanied by an increase/(decrease) in the value of the related MSR. Generally, when market interest rates decline and other factors favorable to prepayments occur, there is a corresponding increase in prepayment rates as customers are expected to refinance existing mortgages under more favorable interest rate terms. Generally, changes in discount rates directionally mirror the changes in market interest rates.

The MSR Hedging Committee reviews the overall assessment of the estimated fair value of MSR and excess interests monthly and is responsible for approving the critical assumptions used by management to determine the estimated fair value of FHN's retained interests. In addition, this committee reviews the source of significant changes to the carrying values each quarter and is responsible for current hedges and approving hedging strategies.

FHN also engages in a process referred to as "price discovery" on a quarterly basis to assess the reasonableness of the estimated fair value of retained interests. Price discovery is conducted through a process of obtaining the following information: (1) quarterly informal (and an annual formal) valuation of the servicing portfolio by prominent independent mortgage-servicing brokers and (2) a collection of surveys and benchmarking data made available by independent third parties that include peer participants in the mortgage banking business. Although there is no single source of market information that can be relied upon to assess the fair value of MSR or excess interests, FHN reviews all information obtained during price discovery to determine whether the estimated fair value of MSR is reasonable when compared to market information. FHN determined that the MSR and excess interests valuations and assumptions in 2012 and 2011 were reasonable based on the price discovery process.

Note 23 ❑ Loan Sales and Securitizations (continued)

For the years ended December 31, 2012 and 2011, cash flows received and paid related to loan sales and securitizations were as follows:

(Dollars in thousands)	December 31		
	2012	2011	2010
Proceeds from initial sales (a)	**$226,013**	$409,003	$837,905
Servicing fees retained (b)	**60,919**	72,558	95,902
Purchases of GNMA guaranteed mortgages	**101,520**	66,591	76,678
Purchases of previously transferred financial assets (c) (d)	**418,773**	267,091	458,337
Other cash flows received on retained interests	**8,736**	7,894	10,783

(a) 2011 includes $89.2 million of proceeds related to a bulk sale of nonperforming permanent mortgages in third quarter 2011.
(b) Includes servicing fees on MSR associated with loan sales and purchased MSR.
(c) Includes repurchases of delinquent and performing loans, foreclosed assets, and make-whole payments for economic losses incurred by purchaser. Also includes buyouts from GSEs in order to facilitate foreclosures.
(d) 2012, 2011 and 2010 includes $99.3 million, $32.7 million, and $174.5 million, respectively, of cash paid related to clean-up calls exercised by FHN.

The principal amount of loans transferred through loan sales and securitizations and other loans managed with them, the principal amount of delinquent loans, and the net credit losses during 2012 and 2011 are as follows:

(Dollars in thousands)	Principal Amount of Residential Real Estate Loans (a) (b) (c)		Net Credit Losses (c)	
	December 31		Year Ended December 31	
	2012	2011	**2012**	2011
Total loans managed or transferred	**$15,094,508**	$18,128,275	**$440,234**	$536,418

(a) Amounts represent real estate residential loans in FHN's portfolio, held-for-sale, and loans that have been transferred in proprietary securitizations and whole loan sales in which FHN has a retained interest other than servicing rights. Also includes $5.8 billion and $8.0 billion of loans transferred to GSEs with any type of retained interest on December 31, 2012 and 2011, respectively.
(b) On December 31, 2012 and 2011, includes $.7 billion and $.8 billion, respectively, where the principal amount is 90 days or more past due or nonaccrual. Included in these amounts are $36.6 million and $42.2 million of GNMA guaranteed mortgages on December 31, 2012 and 2011, respectively.
(c) No delinquency or net credit loss data is provided for the loans transferred to FNMA or FHLMC because these agencies retain credit risk. See Note 18 - Contingencies and Other Disclosures for discussion related to repurchase obligations for loans transferred to GSEs or private investors.

Note 24 ❑ Variable Interest Entities

ASC 810 defines a VIE as an entity where the equity investors, as a group, lack either (1) the power through voting rights, or similar rights, to direct the activities of an entity that most significantly impact the entity's economic performance, (2) the obligation to absorb the expected losses of the entity, (3) the right to receive the expected residual returns of the entity, or (4) when the equity investors, as a group, do not have sufficient equity at risk for the entity to finance its activities by itself. A variable interest is a contractual ownership, or other interest, that fluctuates with changes in the fair value of the VIE's net assets exclusive of variable interests. Under ASC 810, as amended, a primary beneficiary is required to consolidate a VIE when it has a variable interest in a VIE that provides it with a controlling financial interest. For such purposes, the determination of whether a controlling financial interest exists is based on whether a single party has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant.

Consolidated Variable Interest Entities

FHN holds variable interests in proprietary residential mortgage securitization trusts it established prior to 2008 as a source of liquidity for its mortgage banking and consumer lending operations. Except for recourse due to breaches of representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN. Based on their restrictive nature, the trusts are considered VIEs as the holders of equity at risk do not have the power through voting rights or similar rights to direct the activities that most significantly impact the trusts' economic performance. In situations where the retention of MSR and other retained interests, including residual interests and subordinated bonds, results in FHN potentially absorbing losses or receiving benefits that are significant to the trusts, FHN is considered the primary beneficiary, as it is also assumed to have the power as servicer to most significantly impact the activities of such VIEs. Consolidation of the trusts results in the recognition of the trusts' proceeds as restricted borrowings since the cash flows on the securitized loans can only be used to settle the obligations due to the holders of the trusts' securities.

Included in the December 31, 2012 balance of consolidated proprietary residential mortgage securitizations is a HELOC securitization trust that has entered a rapid amortization period and for which FHN is obligated to provide subordinated funding. During this period, cash payments from borrowers are accumulated to repay outstanding debt securities while FHN continues to make advances to borrowers when they draw on their lines of credit. FHN then transfers the newly generated receivables into the securitization trust and is reimbursed only after other parties in the securitization have received all of the cash flows to which they are entitled. If loan losses requiring draws on the related monoline insurers' policies, which protect bondholders in the securitization, exceed a certain level, FHN may not receive reimbursement for all of the funds advanced to borrowers, as the senior bondholders and the monoline insurers typically have priority for repayment. This securitization trust is currently consolidated by FHN due to FHN's status as the Master Servicer for the securitization and the retention of a significant residual interest. Consistent with the consolidated nature of this trust, amounts funded from monoline insurance policies are considered as additional restricted term borrowings in FHN's Consolidated Statements of Condition.

In first quarter 2012, FHN agreed with the monoline insurers to relinquish its status as Master Servicer for two of FHN's proprietary consumer loan securitizations. Accordingly, these trusts were de-consolidated prospectively from the time of the agreement. In 2012, FHN completed cleanup calls on four previously consolidated on-balance sheet consumer loan securitizations and the associated trusts were extinguished.

FHN has established certain rabbi trusts related to deferred compensation plans offered to its employees. FHN contributes employee cash compensation deferrals to the trusts and directs the underlying investments made by the trusts. The assets of these trusts are available to FHN's creditors only in the event that FHN becomes insolvent. These trusts are considered VIEs as there is no equity at risk in the trusts since FHN provided the equity interest to its employees in exchange for services rendered. FHN is considered the primary beneficiary of the rabbi trusts as it has the power to direct the activities that most significantly impact the economic performance of the rabbi trusts through its ability to direct the underlying investments made by the trusts. Additionally, FHN could potentially receive benefits or absorb losses that are significant to the trusts due to its right to receive any asset

values in excess of liability payoffs and its obligation to fund any liabilities to employees that are in excess of a rabbi trust's assets.

The following table summarizes VIEs consolidated by FHN as of December 31, 2012 and 2011:

	2012		2011	
	On-Balance Sheet Consumer Loan Securitizations	**Rabbi Trusts Used for Deferred Compensation Plans**	On-Balance Sheet Consumer Loan Securitizations	Rabbi Trusts Used for Deferred Compensation Plans
(Dollars in thousands)	**Carrying Value**	**Carrying Value**	Carrying Value	Carrying Value
Assets:				
Cash and due from banks	**$ -**	**N/A**	$ 4,914	N/A
Loans, net of unearned income	**119,796**	**N/A**	640,778	N/A
Less: Allowance for loan losses	**4,272**	**N/A**	31,826	N/A
Total net loans	**115,524**	**N/A**	608,952	N/A
Other assets	**1,869**	**$60,788**	13,418	$58,690
Total assets	**$117,393**	**$60,788**	$627,284	$58,690
Liabilities:				
Term borrowings	**$108,502**	**N/A**	$620,127	N/A
Other liabilities	**24**	**$49,758**	92	$50,508
Total liabilities	**$108,526**	**$49,758**	$620,219	$50,508

Nonconsolidated Variable Interest Entities

Low Income Housing Partnerships. First Tennessee Housing Corporation ("FTHC"), a wholly-owned subsidiary of FTBNA, makes equity investments as a limited partner in various partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit ("LIHTC") pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital and to support FHN's community reinvestment initiatives. The activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants generally within FHN's primary geographic region. LIHTC partnerships are considered VIEs as FTHC, the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the performance of the entity through voting rights or similar rights. FTHC could absorb losses that are significant to the LIHTC partnerships as it has a risk of loss for its initial capital contributions and funding commitments to each partnership. The general partners are considered the primary beneficiaries as managerial functions give them the power to direct the activities that most significantly impact the partnerships' economic performance and the general partners are exposed to all losses beyond FTHC's initial capital contributions and funding commitments.

New Market Tax Credit LLCs. First Tennessee New Markets Corporation ("FTNMC"), a wholly-owned subsidiary of FTBNA, makes equity investments through wholly-owned subsidiaries as a limited member in various limited liability companies ("LLCs") that sponsor community development projects utilizing the New Market Tax Credit ("NMTC") pursuant to Section 45 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital and to support FHN's community reinvestment initiatives. The activities of the LLCs include providing investment capital for low-income communities within FHN's primary geographic region. A portion of the funding of FTNMC's investment in an NMTC LLC is obtained via a loan from an unrelated third-party that is typically a community development enterprise. The NMTC LLCs are considered VIEs as FTNMC, the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the performance of the entity through voting rights or similar rights. While FTNMC could absorb losses that are significant to the NMTC LLCs as it has a risk of loss for its initial capital contributions, the managing members are considered the primary beneficiaries as managerial functions give them the power to direct the activities that most significantly impact the NMTC LLCs' economic performance and the managing members are exposed to all losses beyond FTNMC's initial capital contributions.

Small Issuer Trust Preferred Holdings. FTBNA holds variable interests in trusts which have issued mandatorily redeemable preferred capital securities ("trust preferreds") for smaller banking and insurance enterprises. FTBNA has no voting rights for the trusts' activities. The trusts' only assets are junior subordinated debentures of the issuing enterprises. The creditors of the trusts hold no recourse to the assets of FTBNA. These trusts meet the definition of a VIE as the holders of the equity investment at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the trusts' economic performance. Based on the nature of the trusts' activities and the size of FTBNA's holdings, FTBNA could potentially receive benefits or absorb losses that are significant to the trusts regardless of whether a majority of a trust's securities are held by FTBNA. However, since FTBNA is solely a holder of the trusts' securities, it has no rights which would give it the power to direct the activities that most significantly impact the trusts' economic performance and thus it is not considered the primary beneficiary of the trusts. FTBNA has no contractual requirements to provide financial support to the trusts.

On-Balance Sheet Trust Preferred Securitization. In 2007, FTBNA executed a securitization of certain small issuer trust preferreds for which the underlying trust meets the definition of a VIE as the holders of the equity investment at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the entity's economic performance. FTBNA could potentially receive benefits or absorb losses that are significant to the trust based on the size and priority of the interests it retained in the securities issued by the trust. However, since FTBNA did not retain servicing or other decision making rights, FTBNA is not the primary beneficiary as it does not have the power to direct the activities that most significantly impact the trust's economic performance. Accordingly, FTBNA has accounted for the funds received through the securitization as a term borrowing in its Consolidated Statements of Condition. FTBNA has no contractual requirements to provide financial support to the trust.

Proprietary Trust Preferred Issuances. FHN has previously issued junior subordinated debt to First Tennessee Capital II ("Capital II"). Capital II is considered a VIE as FHN's capital contributions to this trust are not considered "at risk" in evaluating whether the holders of the equity investments at risk in the trust have the power through voting rights, or similar rights, to direct the activities that most significantly impact the entity's economic performance. FHN is not the trust's primary beneficiary as FHN's capital contributions to the trust are not considered variable interests as they are not "at risk". Consequently, Capital II is not consolidated by FHN.

Proprietary & Agency Residential Mortgage Securitizations. FHN holds variable interests in proprietary residential mortgage securitization trusts it established prior to 2008 as a source of liquidity for its mortgage banking operations. Except for recourse due to breaches of representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN. Additionally, FHN has no contractual requirements to provide financial support to the trusts. Based on their restrictive nature, the trusts are considered VIEs as the holders of equity at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the trusts' economic performance. While FHN is assumed to have the power as servicer to most significantly impact the activities of such VIEs, in situations where FHN does not have the ability to participate in significant portions of a securitization trust's cash flows, it is not considered the primary beneficiary of the trust. Therefore, these trusts are not consolidated by FHN.

Prior to third quarter 2008, FHN transferred first lien mortgages that were included in Agency-sponsored securitizations and retained MSR and in certain situations various other interests. Except for recourse due to breaches of standard representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN. Additionally, FHN has no contractual requirements to provide financial support to the trusts. The Agencies' or designated third parties' status as Master Servicer and the rights they hold consistent with their guarantees on the securities issued provide them with the power to direct the activities that most significantly impact the trusts' economic performance. Thus, such trusts are not consolidated by FHN as it is not considered the primary beneficiary even in situations where it could potentially receive benefits or absorb losses that are significant to the trusts.

In relation to certain agency securitizations, FHN purchased the servicing rights on securitized loans from the loan originator and holds other retained interests. Based on their restrictive nature, the trusts meet the definition of a

Note 24 ❑ Variable Interest Entities (Continued)

VIE since the holders of the equity investments at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the trusts' economic performance. As the agencies serve as Master Servicer for the securitized loans and hold rights consistent with their guarantees on the securities issued, they have the power to direct the activities that most significantly impact the trusts' economic performance. Thus, FHN is not considered the primary beneficiary even in situations where it could potentially receive benefits or absorb losses that are significant to the trusts. FHN has no contractual requirements to provide financial support to the trusts.

On-Balance Sheet Consumer Loan Securitizations. FHN holds variable interests in proprietary residential mortgage securitization trusts it established prior to 2008 as a source of liquidity for its consumer lending operations. Except for recourse due to breaches of representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN. Based on their restrictive nature, the trusts are considered VIEs as the holders of equity at risk do not have the power through voting rights or similar rights to direct the activities that most significantly impact the trusts' economic performance. The nonconsolidated proprietary residential mortgage securitizations as of December 31, 2012 consist of two HELOC securitization trusts that have entered a rapid amortization period and for which FHN is obligated to provide subordinated funding. These securitization trusts are not consolidated by FHN as it is not the Master Servicer for the securitizations. FHN's holding of a unilateral call right to reclaim specific assets in the trusts precludes sale accounting for the related securitization transactions. Thus, even though FHN is not the Master Servicer, the related transactions are accounted for as secured borrowings, with the associated loans and secured debt remaining within FHN's Consolidated Financial Statements.

Holdings & Short Positions in Agency Mortgage-Backed Securities. FHN holds securities issued by various agency securitization trusts. Based on their restrictive nature, the trusts meet the definition of a VIE since the holders of the equity investments at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the entities' economic performance. FHN could potentially receive benefits or absorb losses that are significant to the trusts based on the nature of the trusts' activities and the size of FHN's holdings. However, FHN is solely a holder of the trusts' securities and does not have the power to direct the activities that most significantly impact the trusts' economic performance, and is not considered the primary beneficiary of the trusts. FHN has no contractual requirements to provide financial support to the trusts.

Commercial Loan Troubled Debt Restructurings. For certain troubled commercial loans, FTBNA restructures the terms of the borrower's debt in an effort to increase the probability of receipt of amounts contractually due. Following a troubled debt restructuring, the borrower entity typically meets the definition of a VIE as the initial determination of whether an entity is a VIE must be reconsidered and economic events have proven that the entity's equity is not sufficient to permit it to finance its activities without additional subordinated financial support or a restructuring of the terms of its financing. As FTBNA does not have the power to direct the activities that most significantly impact such troubled commercial borrowers' operations, it is not considered the primary beneficiary even in situations where, based on the size of the financing provided, FTBNA is exposed to potentially significant benefits and losses of the borrowing entity. FTBNA has no contractual requirements to provide financial support to the borrowing entities beyond certain funding commitments established upon restructuring of the terms of the debt that allows for preparation of the underlying collateral for sale.

Managed Discretionary Trusts. FHN serves as manager over certain discretionary trusts, for which it makes investment decisions on behalf of the trusts' beneficiaries in return for a reasonable management fee. The trusts meet the definition of a VIE since the holders of the equity investments at risk do not have the power, through voting rights or similar rights, to direct the activities that most significantly impact the entities' economic performance. The management fees FHN receives are not considered variable interests in the trusts as all of the requirements related to permitted levels of decision maker fees are met. Therefore, the VIEs are not consolidated by FHN as it is not the trusts' primary beneficiary. FHN has no contractual requirements to provide financial support to the trusts.

Note 24 ❑ Variable Interest Entities (Continued)

The following table summarizes FHN's nonconsolidated VIEs as of December 31, 2012:

(Dollars in thousands)

Type	Maximum Loss Exposure	Liability Recognized	Classification
Low income housing partnerships (a)(b)	$ 53,286	$ -	Other assets
New market tax credit LLCs (b)(c)	23,734	-	Other assets
Small issuer trust preferred holdings (d)	445,900	-	Loans, net of unearned income
On-balance sheet trust preferred securitization	58,428	55,746	(e)
Proprietary trust preferred issuances (f)	N/A	206,186	Term borrowings
Proprietary and agency residential mortgage securitizations	421,534	-	(g)
On-balance sheet consumer loan securitizations	14,119	281,680	(h)
Holdings of agency mortgage-backed securities (d)	3,356,061	-	(i)
Short positions in agency mortgage-backed securities (f)	N/A	43	Trading liabilities
Commercial loan troubled debt restructurings (j)(k)	78,408	-	Loans, net of unearned income
Managed discretionary trusts (f)	N/A	N/A	N/A

(a) Maximum loss exposure represents $52.8 million of current investments and $.5 million of contractual funding commitments. Only the current investment amount is included in Other assets.
(b) A liability is not recognized as investments are written down over the life of the related tax credit.
(c) Maximum loss exposure represents current investment balance. Of the initial investment, $18.0 million was funded through loans from community development enterprises.
(d) Maximum loss exposure represents the value of current investments. A liability is not recognized as FHN is solely a holder of the trusts' securities.
(e) Includes $112.5 million classified as Loans, net of unearned income, and $1.7 million classified as Trading securities which are offset by $55.7 million classified as Term borrowings.
(f) No exposure to loss due to the nature of FHN's involvement.
(g) Includes $69.4 million and $30.8 million classified as MSR and $8.3 million and $9.7 million classified as Trading securities related to proprietary and agency residential mortgage securitizations, respectively. Aggregate servicing advances of $303.3 million are classified as Other assets.
(h) Includes $295.8 million classified as Loans, net of unearned income which are offset by $281.7 million classified as Term borrowings.
(i) Includes $570.3 million classified as Trading securities and $2.8 billion classified as Securities available for sale.
(j) Maximum loss exposure represents $76.3 million of current receivables and $2.1 million of contractual funding commitments on loans related to commercial borrowers involved in a troubled debt restructuring.
(k) A liability is not recognized as the loans are the only variable interests held in the troubled commercial borrowers' operations.

Note 24 ❑ Variable Interest Entities (Continued)

The following table summarizes FHN's nonconsolidated VIEs as of December 31, 2011:

(Dollars in thousands)

Type	Maximum Loss Exposure	Liability Recognized	Classification
Low income housing partnerships (a)(b)	$ 70,923	$ -	Other assets
New market tax credit LLCs (b)(c)	20,932	-	Other assets
Small issuer trust preferred holdings (d)	447,156	-	Loans, net of unearned income
On-balance sheet trust preferred securitization	61,956	52,218	(e)
Proprietary trust preferred issuances (f)	N/A	206,186	Term borrowings
Proprietary and agency residential mortgage securitizations	497,794	-	(g)
Holdings of agency mortgage-backed securities (d)	3,211,442	-	(h)
Short positions in agency mortgage-backed securities (f)	N/A	736	Trading liabilities
Commercial loan troubled debt restructurings (i)(j)	91,600	-	Loans, net of unearned income
Managed discretionary trusts (f)	N/A	N/A	N/A

(a) Maximum loss exposure represents $70.3 million of current investments and $.6 million of contractual funding commitments. Only the current investment amount is included in Other Assets.
(b) A liability is not recognized as investments are written down over the life of the related tax credit.
(c) Maximum loss exposure represents current investment balance. Of the initial investment $15.3 million was funded through loans from community development enterprises.
(d) Maximum loss exposure represents the value of current investments. A liability is not recognized as FHN is solely a holder of the trusts' securities.
(e) Includes $112.5 million classified as Loans, net of unearned income, and $1.7 million classified as Trading securities which are offset by $52.2 million classified as Term borrowings.
(f) No exposure to loss due to the nature of FHN's involvement.
(g) Includes $79.4 million and $46.3 million classified as MSR and $11.8 million and $14.3 million classified as Trading securities related to proprietary and agency residential mortgage securitizations, respectively. Aggregate servicing advances of $345.9 million are classified as Other assets.
(h) Includes $443.3 million classified as Trading securities and $2.8 billion classified as Securities available for sale.
(i) Maximum loss exposure represents $89.9 million of current receivables and $1.7 million of contractual funding commitments on loans related to commercial borrowers involved in a troubled debt restructuring.
(j) A liability is not recognized as the loans are the only variable interests held in the troubled commercial borrowers' operations.

See Note 18 – Contingencies and Other Disclosures for information regarding FHN's repurchase exposure for claims that FHN breached its standard representations and warranties made in connection with the sale of loans to proprietary and agency residential mortgage securitization trusts.

Note 25 ❑ Derivatives

In the normal course of business, FHN utilizes various financial instruments (including derivative contracts and credit-related agreements) through its legacy mortgage servicing operations, capital markets, and risk management operations, as part of its risk management strategy and as a means to meet customers' needs. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet as required by GAAP. The contractual or notional amounts of these financial instruments do not necessarily represent credit or market risk. However, they can be used to measure the extent of involvement in various types of financial instruments. Controls and monitoring procedures for these instruments have been established and are routinely re-evaluated. The Asset/Liability Committee ("ALCO") monitors the usage and effectiveness of these financial instruments.

Credit risk represents the potential loss that may occur if a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. FHN manages credit risk by entering into financial instrument transactions through national exchanges, primary dealers or approved counterparties, and using mutual margining and master netting agreements whenever possible to limit potential exposure. FHN also maintains collateral posting requirements with its counterparties to limit credit risk. With exchange-traded contracts, the credit risk is limited to the clearinghouse used. For non-exchange traded instruments, credit risk may occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves to be of insufficient value. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates, mortgage loan prepayment speeds, or the prices of debt instruments. FHN manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken. FHN continually measures this risk through the use of models that measure value-at-risk and earnings-at-risk.

Derivative Instruments. FHN enters into various derivative contracts both in a dealer capacity, to facilitate customer transactions, and also as a risk management tool. Where contracts have been created for customers, FHN enters into transactions with dealers to offset its risk exposure. Derivatives are also used as a risk management tool to hedge FHN's exposure to changes in interest rates or other defined market risks.

Forward contracts are over-the-counter contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specified price, with delivery or settlement at a specified date. Futures contracts are exchange-traded contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specified price, with delivery or settlement at a specified date. Interest rate option contracts give the purchaser the right, but not the obligation, to buy or sell a specified quantity of a financial instrument, at a specified price, during a specified period of time. Caps and floors are options that are linked to a notional principal amount and an underlying indexed interest rate. Interest rate swaps involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal. Swaptions are options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

On December 31, 2012 and 2011, respectively, FHN had $182.6 million and $192.6 million of cash receivables and $128.3 million and $149.1 million of cash payables related to collateral posting under master netting arrangements, inclusive of collateral posted related to contracts with adjustable collateral posting thresholds, with derivative counterparties. Certain of FHN's agreements with derivative counterparties contain provisions which require that FTBNA's debt maintain minimum credit ratings from specified credit rating agencies. If FTBNA's debt were to fall below these minimums, these provisions would be triggered, and the counterparties could terminate the agreements and request immediate settlement of all derivative contracts under the agreements. The net fair value, determined by individual counterparty, of all derivative instruments with credit-risk-related contingent accelerated termination provisions was $221.1 million of assets and $38.4 million of liabilities on December 31, 2012, and $244.6 million of assets and $39.6 million of liabilities on December 31, 2011. As of December 31, 2012 and 2011, FHN had received collateral of $260.8 million and $270.3 million and posted collateral of $43.9 million and $36.8 million, respectively, in the normal course of business related to these contracts.

Additionally, certain of FHN's derivative agreements contain provisions whereby the collateral posting thresholds under the agreements adjust based on the credit ratings of both counterparties. If the credit rating of FHN and/or

Note 25 ❑ Derivatives (continued)

FTBNA is lowered, FHN would be required to post additional collateral with the counterparties. The net fair value, determined by individual counterparty, of all derivative instruments with adjustable collateral posting thresholds was $221.2 million of assets and $172.3 million of liabilities on December 31, 2012, and $245.0 million of assets and $187.7 million of liabilities on December 31, 2011. As of December 31, 2012 and 2011, FHN had received collateral of $260.8 million and $270.3 million and posted collateral of $173.4 million and $179.8 million, respectively, in the normal course of business related to these agreements.

Legacy Mortgage Servicing Operations

Retained Interests

FHN revalues MSR to current fair value each month with changes in fair value included in servicing income in Mortgage banking noninterest income on the Consolidated Statements of Income. FHN hedges the MSR to minimize the effects of loss in value of MSR associated with increased prepayment activity that generally results from declining interest rates. In a rising interest rate environment, the value of the MSR generally will increase while the value of the hedge instruments will decline. FHN enters into interest rate contracts (potentially including swaps, swaptions, and mortgage forward purchase contracts) to hedge against the effects of changes in fair value of its MSR. Substantially all capitalized MSR are hedged for economic purposes.

FHN utilizes derivatives as an economic hedge (potentially including swaps, swaptions, and mortgage forward purchase contracts) to protect the value of its interest-only securities that change in value inversely to the movement of interest rates. Interest-only securities are included in Trading securities on the Consolidated Statements of Condition. Changes in the fair value of these derivatives and the hedged interest-only securities are recognized currently in earnings in Mortgage banking noninterest income as a component of servicing income on the Consolidated Statements of Income.

The following table summarizes FHN's derivatives associated with legacy mortgage servicing activities for the years ended December 31, 2012 and 2011:

	December 31, 2012			
(Dollars in thousands)	**Notional**	**Assets**	**Liabilities**	**Gains/(Losses)**
Retained Interests Hedging				
Hedging Instruments:				
Forwards and Futures	$ 55,000	$ -	$ 26	$9,993
Interest Rate Swaps and Swaptions	$1,712,600	$ 7,371	$6,350	$5,886
Hedged Items:				
Mortgage Servicing Rights	N/A	$111,363	N/A	$ (12)
Other Retained Interests	N/A	$ 17,987	N/A	$1,614

	December 31, 2011			
(Dollars in thousands)	**Notional**	**Assets**	**Liabilities**	**Gains/(Losses)**
Retained Interests Hedging				
Hedging Instruments:				
Forwards and Futures	$3,295,000	$ 32,709	$ 614	$ 35,851
Interest Rate Swaps and Swaptions	$1,781,000	$ 6,886	$30,582	$ 29,861
Hedged Items:				
Mortgage Servicing Rights	N/A	$140,619	N/A	$(27,474)
Other Retained Interests	N/A	$ 26,106	N/A	$ 2,568

Note 25 ❑ Derivatives (continued)

Capital Markets

Capital markets trades U.S. Treasury, U.S. Agency, mortgage-backed, corporate and municipal fixed income securities, and other securities principally for distribution to customers. When these securities settle on a delayed basis, they are considered forward contracts. Capital markets also enters into interest rate contracts, including caps, swaps, and floors, for its customers. In addition, capital markets enters into futures and option contracts to economically hedge interest rate risk associated with a portion of its securities inventory. These transactions are measured at fair value, with changes in fair value recognized currently in Capital markets noninterest income. Related assets and liabilities are recorded on the Consolidated Statements of Condition as Other assets and Other liabilities. The FTN Financial Risk Committee and the Credit Risk Management Committee collaborate to mitigate credit risk related to these transactions. Credit risk is controlled through credit approvals, risk control limits, and ongoing monitoring procedures. Total trading revenues were $308.0 million and $329.7 million for the years ended December 31, 2012 and 2011, respectively. Total revenues are inclusive of both derivative and non-derivative financial instruments, and are included in Capital markets noninterest income.

The following table summarizes FHN's derivatives associated with capital markets trading activities as of December 31, 2012 and 2011:

	December 31, 2012		
(Dollars in thousands)	**Notional**	**Assets**	**Liabilities**
Customer Interest Rate Contracts	$1,447,895	$128,832	$ 949
Offsetting Upstream Interest Rate Contracts	1,447,895	949	128,832
Forwards and Futures Purchased	1,578,656	323	1,920
Forwards and Futures Sold	2,023,687	1,527	600

	December 31, 2011		
(Dollars in thousands)	**Notional**	**Assets**	**Liabilities**
Customer Interest Rate Contracts	$1,484,514	$119,313	$ 3,275
Offsetting Upstream Interest Rate Contracts	1,484,514	3,275	119,314
Forwards and Futures Purchased	2,270,093	584	5,458
Forwards and Futures Sold	2,587,568	6,440	1,171

Interest Rate Risk Management

FHN's ALCO focuses on managing market risk by controlling and limiting earnings volatility attributable to changes in interest rates. Interest rate risk exists to the extent that interest-earning assets and interest-bearing liabilities have different maturity or repricing characteristics. FHN uses derivatives, including swaps, caps, options, and collars, that are designed to moderate the impact on earnings as interest rates change. Interest paid or received for swaps utilized by FHN to hedge the fair value of long term debt was recognized as an adjustment of the interest expense of the liabilities whose risk is being managed. FHN's interest rate risk management policy is to use derivatives to hedge interest rate risk or market value of assets or liabilities, not to speculate. In addition, FHN has entered into certain interest rate swaps and caps as a part of a product offering to commercial customers that includes customer derivatives paired with offsetting market instruments that, when completed, are designed to mitigate interest rate risk. These contracts do not qualify for hedge accounting and are measured at fair value with gains or losses included in current earnings in Noninterest expense on the Consolidated Statements of Income.

FHN has entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain term borrowings totaling $904.0 million on both December 31, 2012 and 2011. These swaps have been accounted for as fair value hedges under the shortcut method. The balance sheet amount of these swaps was $71.0 million and $99.2 million in Other assets on December 31, 2012 and 2011, respectively.

Note 25 ❑ Derivatives (continued)

FHN has designated a derivative transaction in a hedging strategy to manage interest rate risk on its $500 million noncallable senior debt maturing in December 2015. This derivative qualifies for hedge accounting under ASC 815-20 using the long-haul method. FHN entered into a pay floating, receive fixed interest rate swap to hedge the interest rate risk on this debt. The balance sheet amount of this swap was $26.9 million and $25.7 million in Other assets as of December 31, 2012 and 2011, respectively. There was no ineffectiveness related to this hedge.

FHN designates derivative transactions in hedging strategies to manage interest rate risk on subordinated debt related to its trust preferred securities. These qualify for hedge accounting under ASC 815-20 using the long-haul method. FHN hedges the interest rate risk of the subordinated debt totaling $200 million using pay, floating, receive fixed interest rate swaps. The balance sheet amount of these swaps was $2.7 million in Other liabilities and $2.1 million in Other assets on December 31, 2012 and 2011, respectively. There was no ineffectiveness related to these hedges. In April and October 2012, the counterparty called the swaps associated with the $200 million of subordinated debt. FHN discontinued hedge accounting and the cumulative basis adjustments to the associated subordinated debt are being amortized as an adjustment to interest expense over its remaining term. FHN entered into a new interest rate swap to hedge the interest rate risk associated with this debt. The swap qualifies for hedge accounting using the long-haul method.

The following tables summarize FHN's derivatives associated with interest rate risk management activities for the years ended December 31, 2012 and 2011:

	December 31, 2012			
(Dollars in thousands)	**Notional**	**Assets**	**Liabilities**	**Gains/(Losses)**
Customer Interest Rate Contracts Hedging				
Hedging Instruments and Hedged Items:				
Customer Interest Rate Contracts (a)	$ 981,264	$55,216	$ 292	$(14,252)
Offsetting Upstream Interest Rate Contracts (a)	$ 981,264	$ 292	$ 56,416	$ 15,152
Debt Hedging				
Hedging Instruments:				
Interest Rate Swaps (b)	$1,604,000	$97,957	$ 2,667	$(31,565)
Hedged Items:				
Term Borrowings (b)	N/A	N/A	$1,604,000(c)	$ 31,565(d)

	December 31, 2011			
(Dollars in thousands)	**Notional**	**Assets**	**Liabilities**	**Gains/(Losses)**
Customer Interest Rate Contracts Hedging				
Hedging Instruments and Hedged Items:				
Customer Interest Rate Contracts (a)	$1,038,500	$ 69,650	$ 474	$ (3,333)
Offsetting Upstream Interest Rate Contracts (a)	$1,038,500	$ 474	$ 71,750	$ 3,078
Debt Hedging				
Hedging Instruments:				
Interest Rate Swaps (b)	$1,604,000	$126,968	$ -	$ 29,320
Hedged Items:				
Term Borrowings (b)	N/A	N/A	$1,604,000(c)	$(29,320)(d)

(a) Gains/losses included in the Other expense section of the Consolidated Statements of Income.
(b) Gains/losses included in the All other income and commissions section of the Consolidated Statements of Income.
(c) Represents par value of term borrowings being hedged.
(d) Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

FHN hedges held-to-maturity trust preferred loans with a principal balance of $56.8 million and $196.3 million as of December 31, 2012 and 2011, respectively, which have an initial fixed rate term of five years before conversion to a floating rate. FHN has entered into pay fixed, receive floating interest rate swaps to hedge the interest rate risk associated with this initial five-year term. These hedge relationships qualify as fair value hedges under ASC 815-20.

The impact of these swaps was $2.0 million and $8.8 million in Other liabilities on the Consolidated Statements of Condition as of December 31, 2012 and 2011, respectively. Interest paid or received for these swaps was recognized as an adjustment of the interest income of the assets whose risk is being hedged. Basis adjustments remaining at the end of the hedge term are being amortized as an adjustment to interest income over the remaining life of the loans. Gains or losses are included in Other income and commissions on the Consolidated Statements of Income.

The following tables summarize FHN's derivative activities associated with held-to-maturity trust preferred loans for the years ended December 31, 2012 and 2011:

	December 31, 2012			
(Dollars in thousands)	**Notional**	**Assets**	**Liabilities**	**Gains/(Losses)**
Loan Portfolio Hedging				
Hedging Instruments:				
Interest Rate Swaps	$56,750	N/A	$2,042	$ 6,766
Hedged Items:				
Trust Preferred Loans (a)	N/A	$56,750(b)	N/A	$(6,720)(c)

	December 31, 2011			
(Dollars in thousands)	**Notional**	**Assets**	**Liabilities**	**Gains/(Losses)**
Loan Portfolio Hedging				
Hedging Instruments:				
Interest Rate Swaps	$196,250	N/A	$8,809	$ 8,389
Hedged Items:				
Trust Preferred Loans (a)	N/A	$196,250(b)	N/A	$(8,361)(c)

(a) Assets included in the Loans, net of unearned income section of the Consolidated Statements of Condition.
(b) Represents principal balance being hedged.
(c) Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

Other Derivatives

In conjunction with the sales of a portion of its Visa Class B shares, FHN and the purchaser entered into derivative transactions whereby FHN will make, or receive, cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. As of December 31, 2012, the derivative liabilities associated with the sales of Visa Class B shares were $2.2 million compared to $11.8 million as of December 31, 2011. See the Visa Matters section of Note 18—Contingencies and Other Disclosures for more information regarding FHN's Visa shares.

FHN utilizes cross currency swaps and cross currency interest rate swaps to economically hedge its exposure to foreign currency risk and interest rate risk associated with non-U.S. dollar denominated loans. As of December 31, 2012 and 2011, these loans were valued at $.6 million and $.8 million, respectively. As of December 31, 2012 and 2011, the balance sheet amount and the gains/losses associated with these derivatives were not material.

Note 26 ❑ Restructuring, Repositioning, and Efficiency

Beginning in 2007, FHN conducted a company-wide review of business practices with the goal of improving its overall profitability and productivity. Such reviews continue throughout the organization. Since 2007, in order to redeploy capital to higher-return businesses, FHN exited or sold non-strategic businesses, eliminated layers of management, and consolidated functional areas.

Generally, restructuring, repositioning, and efficiency charges related to exited businesses are included in the non-strategic segment while charges related to corporate-driven actions are included in the corporate segment. Net charges recognized by FHN in 2012 related to restructuring, repositioning, and efficiency activities were $24.9 million. Of this amount, $23.1 million represent exit costs that were accounted for in accordance with the Exit of Disposal Cost Obligations Topic of the FASB Accounting Standards Codification ("ASC 420"). Significant expenses recognized in 2012 resulted from the following actions:

- Severance and other employee costs of $22.9 million primarily related to efficiency initiatives within corporate and bank services functions which are classified as Employee compensation, incentives, and benefits within noninterest expense.
- Expense of $2.6 million related to prior servicing sales which is reflected in Mortgage banking income.

Net charges recognized by FHN in 2011 related to restructuring, repositioning, and efficiency activities were $26.9 million. Of this amount, $18.6 million represented exit costs that were accounted for in accordance with ASC 420. Significant expenses recognized in 2011 resulted from the following actions:

- Severance and other employee costs of $16.6 million primarily related to efficiency initiatives within corporate and bank services functions which are classified as Employee compensation, incentives, and benefits within noninterest expense.
- Goodwill impairment of $10.1 million related to the contracted sale of FHI which is reflected in Income/(loss) from discontinued operations, net of tax.
- Gain on divestiture of $9.4 million relating to the sale of Msaver which is reflected in Income/(loss) from discontinued operations, net of tax.
- Loss of $9.0 million related to cancellation of a technology services contract which is reflected in All other expense.

Net charges recognized by FHN in 2010 related to restructuring, repositioning, and efficiency activities were $17.2 million. Of this amount, $9.5 million represented exit costs that were accounted for in accordance with ASC 420. Significant expenses recognized in 2010 resulted from the following actions:

- Severance and other employee costs of $5.6 million primarily related to the exit of the institutional equity research business and the 2009 sale of Louisville remittance processing operations.
- Goodwill impairment of $3.3 million related to the exit of the institutional equity research business which is reflected in Income/(loss) from discontinued operations, net of tax.
- Lease abandonment expense of $2.3 million primarily related to the closure of the institutional equity research business.
- Loss of $4.1 million related to asset impairments which is reflected in All other expense.

Settlement of the obligations arising from current initiatives will be funded from operating cash flows. The effect of suspending depreciation on assets held-for-sale was immaterial to FHN's results of operations for all periods. Due to the broad nature of the actions being taken, substantially all components of expense have benefitted from past efficiency initiatives and are expected to benefit from the current efficiency initiatives.

Note 26 ❑ Restructuring, Repositioning, and Efficiency (continued)

Activity in the restructuring and repositioning liability for the years ended December 31, 2012, 2011, and 2010 is presented in the following table, along with other restructuring and repositioning expenses recognized.

(Dollars in thousands)	**2012**		2011		2010	
	Expense	**Liability**	Expense	Liability	Expense	Liability
Beginning balance	**$ -**	**$12,026**	$ -	$ 9,108	$ -	$15,903
Severance and other employee related costs	**22,897**	**22,897**	16,614	16,614	5,638	5,638
Facility consolidation costs	**46**	**46**	1,909	1,909	2,348	2,348
Other exit costs, professional fees, and other	**111**	**111**	108	108	1,468	1,468
Total accrued	**23,054**	**35,080**	18,631	27,739	9,454	25,357
Payments related to:						
Severance and other employee related costs		**12,138**		11,464		8,440
Facility consolidation costs		**1,884**		2,457		3,939
Other exit costs, professional fees, and other		**15**		111		1,394
Accrual reversals		**1,268**		1,681		2,476
Restructuring and repositioning reserve balance		**$19,775**		$12,026		$ 9,108
Other restructuring and repositioning expense:						
Mortgage banking expense on servicing sales	**2,635**		-		1,532	
(Gains)/losses on divestitures	**(865)**		(11,361)		-	
Impairment of premises and equipment	**22**		478		4,086	
Impairment of intangible assets	**-**		10,100		3,348	
Impairment of other assets	**12**		-		267	
Other	**-**		9,040		(1,466)	
Total other restructuring and repositioning expense	**1,804**		8,257		7,767	
Total restructuring and repositioning charges	**$24,858**		$ 26,888		$17,221	

FHN began initiatives related to restructuring in second quarter 2007. Consequently, the following table presents cumulative amounts incurred to date through December 31, 2012 for costs associated with FHN's restructuring, repositioning, and efficiency initiatives:

(Dollars in thousands)	Total Expense
Severance and other employee related costs	$100,693
Facility consolidation costs	40,696
Other exit costs, professional fees, and other	19,165
Other restructuring and repositioning expense:	
Loan portfolio divestiture	7,672
Mortgage banking expense on servicing sales	23,810
Net loss on divestitures	282
Impairment of premises and equipment	22,397
Impairment of intangible assets	48,231
Impairment of other assets	40,504
Other	7,574
Total restructuring and repositioning charges incurred to date as of December 31, 2012	$311,024

Note 27 ❑ Parent Company Financial Information

Following are condensed statements of the parent company:

Statements of Condition	Year Ended December 31	
(Dollars in thousands)	**2012**	2011
Assets:		
Cash	**$ 20,421**	$ 16,816
Interest-bearing cash	**80,000**	165,000
Securities available for sale	**6,346**	6,726
Notes receivable	**3,700**	3,700
Allowance for loan losses	**(1,850)**	(3,700)
Investments in subsidiaries:		
Bank	**3,161,926**	3,268,359
Non-bank	**17,818**	17,476
Other assets	**217,934**	208,613
Total assets	**$3,506,295**	$ 3,682,990
Liabilities and equity:		
Other short-term borrowings	**$ 27,200**	$ 28,100
Accrued employee benefits and other liabilities	**128,655**	121,599
Term borrowings	**841,234**	848,654
Total liabilities	**997,089**	998,353
Total equity	**2,509,206**	2,684,637
Total liabilities and equity	**$3,506,295**	$3,682,990

Statements of Income	Year Ended December 31		
(Dollars in thousands)	**2012**	2011	2010
Dividend income:			
Bank	**$100,000**	$100,000	$ 300,000
Non-bank	**390**	907	1,531
Total dividend income	**100,390**	100,907	301,531
Interest income	**329**	176	340
Other income	**1,050**	6,392	1,761
Total income	**101,769**	107,475	303,632
Provision/(provision credit) for loan losses	**(1,850)**	2,877	-
Interest expense:			
Short-term debt	**50**	283	290
Term borrowings	**24,365**	22,626	11,713
Total interest expense	**24,415**	22,909	12,003
Compensation, employee benefits and other expense	**40,286**	36,053	33,476
Total expense	**62,851**	61,839	45,479
Income/(loss) before income taxes	**38,918**	45,636	258,153
Income tax benefit	**(23,653)**	(21,127)	(13,078)
Income/(loss) before equity in undistributed net income of subsidiaries	**62,571**	66,763	271,231
Equity in undistributed net income/(loss) of subsidiaries:			
Bank	**(90,769)**	64,113	(220,800)
Non-bank	**439**	320	(230)
Net income/(loss) attributable to the controlling interest	**$ (27,759)**	$ 131,196	$ 50,201

Note 27 ❑ Parent Company Financial Information (continued)

Statements of Cash Flows	Year Ended December 31		
(Dollars in thousands)	**2012**	2011	2010
Operating activities:			
Net income/(loss)	**$ (27,759)**	$ 131,196	$ 50,201
Less undistributed net loss of subsidiaries	**(90,330)**	64,433	(221,030)
Income/(loss) before undistributed net income of subsidiaries	**62,571**	66,763	271,231
Adjustments to reconcile income to net cash provided by operating activities:			
Depreciation, amortization, and other	**(2,335)**	4,396	4,201
Stock-based compensation expense	**16,201**	12,996	6,797
Net (increase)/decrease in interest receivable and other assets	**(14,945)**	(12,999)	26,439
Net (decrease)/increase in interest payable and other liabilities	**1,599**	(7,993)	155
Total adjustments	**520**	(3,600)	37,592
Net cash provided/(used) by operating activities	**63,091**	63,163	308,823
Investing activities:			
Securities:			
Sales and prepayments	**512**	699	20
Purchases	**(180)**	(149)	(410)
Premises and equipment:			
Purchases	**(225)**	-	-
Decrease/(increase) in interest-bearing cash	**85,000**	(52,104)	48,103
Return on investment in subsidiary	**-**	2,170	49
Net cash provided/(used) by investing activities	**85,107**	(49,384)	47,762
Financing activities:			
Preferred stock:			
Repayment of preferred equity – CPP	**-**	-	(866,540)
Cash dividends	**-**	-	(47,780)
Common stock:			
Repurchase of common stock warrants – CPP	**-**	(79,700)	-
Exercise of stock options	**144**	-	93
Proceeds from issuance of common stock	**-**	-	263,103
Cash dividends	**(10,066)**	(7,944)	-
Repurchase of shares	**(133,757)**	(45,111)	(1,345)
Term borrowings:			
Proceeds from issuance of term borrowings	**-**	-	496,345
Repayment of term borrowings	**-**	(103,093)	-
Increase/(decrease) in short-term borrowings	**(900)**	23,300	1,000
Repayment of advance from subsidiary	**-**	(3,700)	-
Other	**(14)**	(2)	(1)
Net cash (used)/provided by financing activities	**(144,593)**	(216,250)	(155,125)
Net increase/(decrease) in cash and cash equivalents	**3,605**	(202,471)	201,460
Cash and cash equivalents at beginning of year	**16,816**	219,287	17,827
Cash and cash equivalents at end of year	**$ 20,421**	$ 16,816	$ 219,287
Total interest paid	**$ 23,858**	$ 26,517	$ 10,966
Total income taxes paid	**10,671**	4,998	1,713

Note 28 ❑ Other Events

On January 23, 2013, the Board of Directors of FHN declared a quarterly dividend of $0.05 per share of common stock payable April 1, 2013 to common shareholders of record on March 15, 2013. The dividend represents an increase compared to the $0.01 rate declared each quarter in 2012. On the same day, the Board of Directors of FHN also increased its share repurchase program launched in fourth quarter 2011 by $100 million to a total of $300 million and extended the program through January 2014. The program enables FHN to repurchase its common stock in the open market, in privately negotiated transactions or otherwise, subject to market conditions.

On January 31, 2013, FHN issued 1,000 shares having an aggregate liquidation preference of $100 million of Series A Non-Cumulative Perpetual Preferred Stock for net proceeds of approximately $96 million. Dividends on the Series A Preferred Stock, if declared, accrue and are payable quarterly, in arrears, at a rate of 6.20 percent per annum. For the issuance, FHN issued depositary shares, each of which represents a fractional ownership interest in a share of FHN's preferred stock. These securities qualify as Tier 1 Capital.

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CONSOLIDATED HISTORICAL STATEMENTS OF INCOME (Unaudited)

(Dollars in millions except per share data)	**2012**	2011	2010	2009	2008	Growth Rates 12/11	12/08**
Interest income:							
Interest and fees on loans	**$ 648.6**	$ 654.4	$ 697.9	$ 769.7	$1,153.5	(1)%	(13)%
Interest on investment securities	**98.4**	118.1	114.3	141.9	162.3	(17)%	(12)%
Interest on loans held for sale	**14.9**	15.9	18.7	25.8	151.6	(6)%	(44)%
Interest on trading securities inventory	**35.4**	43.2	46.4	53.2	114.6	(18)%	(25)%
Interest on other earning assets	**1.7**	.8	2.9	2.4	24.7	NM	(49)%
Total interest income	**799.0**	832.4	880.2	993.0	1,606.7	(4)%	(16)%
Interest expense:							
Interest on deposits:							
Savings	**19.7**	27.0	31.3	38.9	79.9	(27)%	(30)%
Time deposits	**21.3**	29.3	38.6	60.9	101.2	(27)%	(32)%
Other interest-bearing deposits	**5.9**	6.2	8.8	5.0	13.8	(5)%	(19)%
Certificates of deposit $100,000 and more	**8.3**	9.8	13.0	27.7	76.3	(15)%	(43)%
Interest on trading liabilities	**10.5**	15.0	18.1	20.9	33.2	(30)%	(25)%
Interest on short-term borrowings	**5.3**	5.8	7.4	13.0	189.6	(9)%	(59)%
Interest on term borrowings	**39.3**	38.5	32.2	50.1	217.6	2%	(35)%
Total interest expense	**110.3**	131.6	149.4	216.5	711.6	(16)%	(37)%
Net interest income	**688.7**	700.8	730.8	776.5	895.1	(2)%	(6)%
Provision for loan losses	**78.0**	44.0	270.0	880.0	1,080.0	77%	(48)%
Net interest income/(loss) after provision for loan losses	**610.7**	656.8	460.8	(103.5)	(184.9)	(7)%	NM
Noninterest income:							
Capital markets	**334.9**	355.3	424.0	632.1	483.5	(6)%	(9)%
Mortgage banking	**51.9**	90.6	167.4	235.5	518.0	(43)%	(44)%
Deposit transactions and cash management	**120.2**	134.1	143.2	162.5	178.3	(10)%	(9)%
Trust services and investment management	**24.3**	25.0	25.7	26.2	29.4	(3)%	(5)%
Brokerage, management fees and commissions	**34.9**	33.0	27.9	27.1	32.5	6%	2%
Insurance commissions	**3.1**	3.6	3.6	4.9	6.7	(14)%	(18)%
Debt securities gains/(losses), net	**.3**	.8	.4	-	.8	(63)%	(22)%
Equity securities gains/(losses), net	**.4**	35.4	10.5	(1.2)	65.3	(99)%	(72)%
Gains/(losses) on divestitures	**.2**	-	-	(1.7)	(19.0)	NM	NM
All other income and commissions	**101.1**	108.2	130.0	149.0	142.8	(7)%	(8)%
Total noninterest income	**671.3**	786.0	932.7	1,234.4	1,438.3	(15)%	(17)%
Adjusted gross income after provision for loan losses	**1,282.0**	1,442.8	1,393.5	1,130.9	1,253.4	(11)%	1%
Noninterest expense:							
Employee compensation, incentives, and benefits	**640.9**	610.2	672.0	755.2	905.8	5%	(8)%
Repurchase and foreclosure provision	**299.3**	159.6	189.8	147.8	29.5	88%	78%
Foreclosed real estate	**11.0**	22.1	24.9	66.2	21.5	(50)%	(15)%
Legal and professional fees	**38.8**	69.6	61.9	65.6	61.9	(44)%	(11)%
Occupancy	**49.0**	53.6	57.7	62.2	101.7	(9)%	(17)%
Operations services	**35.4**	50.3	59.1	62.0	72.2	(30)%	(16)%
FDIC premium expense	**28.0**	28.3	37.1	46.3	14.7	(1)%	17%
Contract employment and outsourcing	**41.2**	41.9	28.5	36.0	33.3	(2)%	5%
Equipment rentals, depreciation, and maintenance	**31.2**	32.9	28.4	33.8	55.9	(5)%	(14)%
Communications and courier	**18.3**	19.1	22.1	26.5	37.6	(4)%	(16)%
Computer software	**40.0**	34.7	30.4	26.7	30.0	15%	7%
Miscellaneous loan costs	**4.1**	4.7	12.4	23.0	38.2	(13)%	(43)%
Amortization of intangible assets	**3.9**	4.0	4.1	4.3	6.2	(3)%	(11)%
All other expense	**142.6**	162.0	113.4	181.2	171.0	(12)%	(4)%
Total noninterest expense	**1,383.7**	1,293.0	1,341.8	1,536.8	1,579.5	7%	(3)%
Income/(loss) before income taxes	**(101.7)**	149.8	51.7	(405.9)	(326.1)	NM	25%
Provision/(benefit) for income taxes	**(85.3)**	15.8	(21.2)	(170.7)	(153.5)	NM	14%
Income/(loss) from continuing operations	**(16.4)**	134.0	72.9	(235.2)	(172.6)	NM	44%
Income/(loss) from discontinued operations, net of tax	**0.1**	8.6	(11.3)	(23.2)	(5.4)	(99)%	NM
Net income/(loss)	**(16.3)**	142.6	61.6	(258.4)	(178.0)	NM	45%
Net income attributable to noncontrolling interest	**11.5**	11.4	11.4	11.4	14.0	1%	(5)%
Net income/(loss) attributable to controlling interest	**(27.8)**	131.2	50.2	(269.8)	(192.0)	NM	38%
Preferred stock dividends	**-**	-	108.0	59.6	7.4	NM	NM
Net income/(loss) available to common shareholders	**$ (27.8)**	$ 131.2	$ (57.8)	$ (329.4)	$ (199.4)	NM	39%
Fully taxable equivalent adjustment	**$ 7.0**	$ 6.0	$ 2.8	$ 1.1	$ 1.4	17%	50%
Earnings/(loss) per common share from continuing operations	**$ (0.11)**	$ 0.47	$ (0.20)	$ (1.31)	$ (0.94)	NM	42%
Diluted earnings/(loss) per common share from continuing operations	**$ (0.11)**	$ 0.47	$ (0.20)	$ (1.31)	$ (0.94)	NM	42%
Earnings/(loss) per share available to common shareholders	**$ (0.11)**	$ 0.50	$ (0.25)	$ (1.41)	$ (0.96)	NM	42%
Diluted earnings/(loss) per share available to common shareholders	**$ (0.11)**	$ 0.50	$ (0.25)	$ (1.41)	$ (0.96)	NM	42%

Certain previously reported amounts have been reclassified to agree with current presentation.
NM – not meaningful
* Amount is less than one percent.
** Compound annual growth rate.

CONSOLIDATED AVERAGE BALANCE SHEET AND RELATED YIELDS AND RATES (Unaudited)

(Fully taxable equivalent) *(Dollars in millions)*	2012 Average Balance	Interest Income/ Expense	Average Yields/ Rates
Assets:			
Earning assets:			
Loans, net of unearned income (a)	$16,205.4	$654.9	4.04%
Loans held for sale	416.6	14.9	3.58
Investment securities:			
U.S. treasuries	42.2	.1	.30
U.S. government agencies	2,862.8	88.6	3.10
States and municipalities	17.8	.2	1.17
Other	222.6	9.6	4.30
Total investment securities	3,145.4	98.5	3.13
Capital markets securities inventory	1,261.1	33.7	2.67
Mortgage banking trading securities	21.9	2.3	10.62
Other earning assets:			
Federal funds sold and securities purchased under agreements to resell	608.9	.5	.08
Interest-bearing cash	565.5	1.2	.22
Total other earning assets	1,174.4	1.7	.14
Total earning assets	22,224.8	806.0	3.63
Allowance for loan losses	(331.2)		
Cash and due from banks	344.3		
Capital markets receivables	119.0		
Premises and equipment, net	310.1		
Other assets	2,401.7		
Total assets/Interest income	$25,068.7	$806.0	
Liabilities and shareholders' equity:			
Interest-bearing liabilities:			
Interest-bearing deposits:			
Savings	$ 6,403.7	$ 19.7	.31%
Time deposits	1,101.2	21.3	1.93
Other interest bearing deposits	3,414.1	5.9	.17
Total interest-bearing core deposits	10,919.0	46.9	.43
Certificates of deposit $100,000 and more	604.9	8.3	1.37
Federal funds purchased and securities sold under agreements to repurchase	1,928.9	4.6	.24
Capital markets trading liabilities	589.5	10.5	1.77
Other short-term borrowings	450.7	.7	0.15
Term borrowings	2,326.8	39.3	1.69
Total interest-bearing liabilities	16,819.8	110.3	.66
Noninterest-bearing deposits	4,688.1		
Capital markets payables	85.9		
Other liabilities	867.1		
Total liabilities	22,460.9		
Shareholders' equity	2,312.6		
Noncontrolling interest	295.2		
Total equity	2,607.8		
Total liabilities and equity/Interest expense	$25,068.7	$110.3	
Net interest income-tax equivalent basis/Yield		$695.7	3.13%
Fully taxable equivalent adjustment		(7.0)	
Net interest income		$688.7	
Net interest spread			2.97%
Effect of interest-free sources used to fund earning assets			0.16
Net interest margin			3.13%

Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

2011			2010			Average Balance Growth	Average Balance Growth
Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	12/11	12/10 (b)
$16,056.8	$660.0	4.11%	$17,131.8	$700.3	4.09%	1%	(3)%
376.0	15.9	4.23	462.3	18.8	4.06	11%	(5)%
57.8	.4	.59	73.2	.5	.68	(27)%	(24)%
2,880.6	108.0	3.75	2,280.6	103.9	4.56	(1)%	12%
21.7	.6	2.85	41.5	.6	1.40	(18)%	(35)%
222.8	9.3	4.19	255.6	9.5	3.72	*	(7)%
3,182.9	118.3	3.72	2,650.9	114.5	4.32	(1)%	9%
1,215.5	40.4	3.33	1,107.0	42.3	3.82	4%	7%
31.0	3.1	9.97	45.3	4.4	9.75	(29)%	(30)%
634.6	(.1)	(.02)	592.6	.5	.09	(4)%	1%
462.3	.9	.20	970.3	2.3	.24	22%	(24)%
1,096.9	.8	.07	1,562.9	2.8	.18	7%	(13)%
21,959.1	838.5	3.82	22,960.2	883.1	3.85	1%	(2)%
(535.4)			(805.5)			38%	36%
344.6			371.2			*	(4)%
117.4			153.1			1%	(12)%
324.2			312.3			(4)%	*
2,523.7			2,686.1			(5)%	(5)%
$24,733.6	$838.5		$25,677.4	$883.1		1%	(1)%
$ 6,387.5	$ 27.0	.42%	$ 5,507.4	$ 31.3	.57%	*	8%
1,277.2	29.3	2.29	1,594.6	38.6	2.42	(14)%	(17)%
2,808.2	6.2	.22	3,099.9	8.8	.29	22%	5%
10,472.9	62.5	.60	10,201.9	78.7	.77	4%	3%
539.8	9.8	1.82	578.4	13.0	2.25	12%	2%
2,159.9	5.0	.23	2,615.5	6.2	.24	(11)%	(14)%
609.8	15.0	2.45	547.4	18.1	3.30	(3)%	4%
290.3	0.8	.29	227.8	1.3	.56	55%	41%
2,582.6	38.5	1.49	2,915.1	32.2	1.10	(10)%	(11)%
16,655.3	131.6	.79	17,086.1	149.5	.87	1%	(1)%
4,514.3			4,424.0			4%	3%
82.6			103.2			4%	(9)%
776.3			772.1			12%	6%
22,028.5			22,385.4			2%	*
2,409.9			2,996.8			(4)%	(12)%
295.2			295.2			*	*
2,705.1			3,292.0			(4)%	(11)%
$24,733.6	$131.6		$25,677.4	$149.5		1%	(1)%
	$706.9	3.22%		$733.6	3.20%		
	(6.1)			(2.8)			
	$700.8			$730.8			
		3.03%			2.98%		
		.19			.22		
		3.22%			3.20%		

* Amount less than one percent.
(a) Includes loans on nonaccrual status.
(b) Compound annual growth rate.

Total Shareholder Return Performance Graph

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings by reference, including this annual report in whole or in part, the following Total Shareholder Return Performance Graph shall not be incorporated by reference into any such filings.

The following graph compares the yearly percentage change in our cumulative total shareholder return with returns based on the Standard and Poor's 500 Index and the Keefe, Bruyette & Woods Regional Bank Index.



Total Shareholder Return
2007-2012
$150
$120
$90
$60
$30
$0
2007
2008
2009
2010
2011
2012
First Horizon National Corp
S&P 500 Index
KBW Regional Bank Index

	2007	2008	2009	2010	2011	2012
First Horizon National Corp	$100.00	$65.81	$89.71	$ 83.88	$ 57.18	$ 71.04
S&P 500 Index	100.00	61.51	75.94	85.65	85.65	97.13
KBW Regional Bank Index	100.00	94.78	90.82	109.17	103.76	118.60

Source: SNL

The preceding graph assumes $100 is invested on December 31, 2007 and dividends are reinvested. For purposes of this graph, the impact of stock dividends distributed by FHN in 2008, 2009, 2010 and 2011 has been excluded. Returns are market-capitalization weighted.

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CORPORATE OFFICERS
AS OF MARCH 1, 2013

Thomas C. Adams Jr.
Executive Vice President
Funds Management
Corporate Treasurer

Clyde A. Billings Jr.
Senior Vice President,
Assistant General Counsel and
Corporate Secretary

John M. Daniel
Executive Vice President
Chief Human Resources Officer

Jeff L. Fleming
Executive Vice President
Chief Accounting Officer

D. Bryan Jordan
Chairman of the Board,
President and Chief Executive Officer

Michael E. Kisber
President - FTN Financial

William C. Losch III
Executive Vice President
Chief Financial Officer

David T. Popwell
President - Banking

Susan L. Springfield
Executive Vice President
Chief Credit Officer

Charles T. Tuggle Jr.
Executive Vice President
General Counsel

Yousef A. Valine
Executive Vice President
Chief Risk Officer

BOARD OF DIRECTORS
AS OF MARCH 1, 2013

Robert B. Carter
Executive Vice President
FedEx Information Services and
Chief Information Officer, FedEx Corp.

John C. Compton
Strategic Advisor
Pilot Flying J

Mark A. Emkes
Commissioner
Department of Finance and Administration
State of Tennessee

Corydon J. Gilchrist
Private Investor

Vicky B. Gregg
Retired President and
Chief Executive Officer
BlueCross BlueShield of Tennessee

D. Bryan Jordan
Chairman of the Board, President and
Chief Executive Officer
First Horizon National Corp.

R. Brad Martin
Chairman
RBM Venture Co.

Scott M. Niswonger
Chairman and Founder
Landair Transport, Inc.

Vicki R. Palmer
President
The Palmer Group, LLC

Colin V. Reed
Chairman of the Board
and Chief Executive Officer
Ryman Hospitality Properties, Inc.

Luke Yancy III
President and
Chief Executive Officer
Mid-South Minority Business Council Continuum

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HOW TO REACH US

HEADQUARTERS

165 Madison Avenue • Memphis, TN 38103
(800) 489-4040 • www.FHNC.com

CAREER OPPORTUNITIES

(800) 489-4040, dial 1, then ext. 5308 • www.FHNCareers.com

COMMUNITY RELATIONS

(866) 365-4313 • E-mail: emhaymond@FirstHorizon.com

FIRST TENNESSEE BANK

(800) 382-5465 • www.ftb.com

FTN FINANCIAL

(800) 456-5460 • www.FTNFinancial.com

INVESTOR RELATIONS

(800) 410-4577 • E-mail: InvestorRelations@FirstHorizon.com

MEDIA RELATIONS

(866) 365-4313 • E-mail: JHBradley@FirstHorizon.com

SHAREHOLDER RELATIONS TRANSFER AGENT: Wells Fargo
(877) 536-3558 • www.wellsfargo.com/com/shareowner_services

TICKER SYMBOL: NYSE:FHN


FIRST HORIZON
NATIONAL CORPORATION